As filed with the Securities and Exchange Commission on January 4, 2013

Registration No. 333-185145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Stifel Financial Corp.

(Exact name of registrant as specified in its charter)

Delaware	6211	43-1273600
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

501 North Broadway

St. Louis, MO 63102

(314) 342-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James M. Zemlyak

Senior Vice President and Chief Financial Officer

Stifel Financial Corp.

501 North Broadway

St. Louis, MO 63102

(314) 342-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James L. Nouss, Jr., Esq. Robert J. Endicott, Esq. Bryan Cave LLP 211 North Broadway, Suite 3600 St. Louis, MO 63102 (314) 259-2000	Mitchell B. Kleinman, Esq. General Counsel and Executive Vice President KBW, Inc. 787 Seventh Avenue New York, New York 10019 (212) 887-7777	Mitchell S. Eitel, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy-statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION, DATED JANUARY 4, 2013

787 Seventh Avenue

New York, New York 10019

January [—], 2013

Dear Stockholder of KBW, Inc.:

You are cordially invited to attend a Special Meeting of Stockholders of KBW, Inc. (which we refer to as the Special Meeting) which will be held on February 12, 2013, at 10:00 a.m., Eastern time. KBW, Inc. (which we refer to as KBW) has entered into a merger agreement with Stifel Financial Corp. (which we refer to as Stifel). If the merger and the other transactions contemplated by the merger agreement are approved and consummated, KBW will become a wholly-owned subsidiary of Stifel and will no longer be a publicly held corporation. The KBW board of directors, acting upon the unanimous recommendation of its committee of independent directors, has unanimously determined that the merger and the merger agreement are advisable, and are fair to, and in the best interests of, KBW and its stockholders and has approved the merger agreement and the merger. The merger requires the approval of holders of a majority of the outstanding shares of KBW common stock, par value $0.01 per share, and we are asking you to vote to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, at the Special Meeting.

Holders of KBW common stock as of the close of business on December 24, 2012 will be entitled to vote at the Special Meeting. Each share of KBW common stock is entitled to one vote for each matter to be voted on at the Special Meeting. The holders of shares entitled to cast a majority of the total votes of the outstanding shares of KBW common stock on December 24, 2012, present in person or represented by proxy at the Special Meeting and entitled to vote, will constitute a quorum at the Special Meeting.

On December 24, 2012, there were 34,557,980 shares of KBW common stock outstanding and entitled to vote at the Special Meeting held by approximately 83 stockholders of record. KBW does not have cumulative voting.

Upon completion of the merger, each share of KBW common stock will be converted into the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the per share extraordinary dividend amount (as set forth in the merger agreement and summarized in this proxy statement/prospectus) of $2.00) (which we refer to as the cash consideration) and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the exchange ratio, as described below (which we refer to as the stock consideration). On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share of KBW’s common stock, payable to stockholders of record on December 10, 2012, which was paid on December 17, 2012. The exchange ratio will depend on the average of the volume weighted average trading prices of Stifel common stock on each of the ten trading days ending on the trading day immediately prior to the closing date of the merger. If the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period is between $29.00 and $35.00, then current KBW stockholders will receive a number of shares of Stifel common stock equal to a fraction, the numerator of which equals $7.50 and the denominator of which is the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period, rounding the result to the nearest 1/10,000, as the stock consideration for each share of KBW common stock. If the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is less than or equal to $29.00, then current KBW stockholders will receive 0.2586 shares of Stifel common stock as the stock consideration for each share of KBW common stock. If the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is greater than or equal to $35.00, then current KBW stockholders will receive 0.2143 shares of Stifel common stock as the stock consideration for each share of KBW common stock. Based on the number of shares of KBW common stock and Stifel common stock outstanding as of December 31, 2012, current KBW stockholders are expected to own approximately 13% of the outstanding common stock of Stifel (without giving effect to any shares of Stifel common stock held by KBW stockholders prior to the merger).

Stifel common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “SF”. On November 2, 2012, the last trading day before public announcement of the merger agreement, its closing stock price on the NYSE was $31.91. Based on the volume weighted average trading price of Stifel common stock on the NYSE for the last ten trading days until November 2, 2012, the stock consideration represented $7.36 in market value for each KBW share. On December 31, 2012, the closing price for Stifel’s common stock on the NYSE was $31.97. Based on the volume weighted average trading price of Stifel common stock for the last ten trading days until December 31, 2012, the stock consideration represented approximately $7.56 in market value for each KBW share.

At the Special Meeting, the KBW stockholders will be asked to vote on the following proposals:

1.	To adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger;

2.	To approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger; and

3.	To approve the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, at the time of the Special Meeting.

The KBW board of directors, acting upon the unanimous recommendation of its committee of independent directors, recommends that you vote FOR the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, and recommends that you vote FOR the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger and FOR the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger.

Your vote is very important. Regardless of the number of shares you own or whether or not you plan to attend the Special Meeting, it is important that your shares be represented and voted. Voting instructions are inside.

The obligations of Stifel and KBW to complete the merger are subject to several conditions set forth in the merger agreement and summarized in this proxy statement/prospectus. Important information about Stifel, KBW, the Special Meeting, the merger agreement, and the merger is contained in or incorporated by reference into this proxy statement/prospectus. I urge you to read the entire document, including any documents incorporated by reference into this proxy statement/prospectus and its annexes, carefully and in their entirety. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 45 of this proxy statement/prospectus.

KBW stockholders will have the right to demand appraisal of their shares of KBW common stock and obtain payment in cash for the fair value of their shares, but only if they perfect their appraisal rights and comply with the applicable provisions of Delaware law. A copy of the Delaware statutory provisions related to appraisal rights is attached as Annex D to this proxy statement/prospectus, and a summary of these provisions can be found under “Proposal One: The Merger—Appraisal Rights” beginning on page 99.

I look forward to seeing you at the Special Meeting.

Sincerely,

Thomas B. Michaud Chief Executive Officer	Andrew M. Senchak Chairman of the Board

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

YOUR VOTE IS IMPORTANT.

PLEASE PROMPTLY SUBMIT YOUR PROXY BY TELEPHONE, INTERNET OR MAIL.

This proxy statement/prospectus is first being distributed to the stockholders of KBW on or about January [—], 2013.

Sources of Additional Information

This proxy statement/prospectus incorporates important business and financial information about Stifel and KBW from documents that are not included in or delivered with this proxy statement/prospectus. Documents incorporated by reference are available from the applicable company without charge, excluding all exhibits unless the applicable company has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the applicable company at the following addresses and telephone numbers:

Stifel Financial Corp. Attention: Investor Relations 501 North Broadway St. Louis, Missouri 63102 (314) 342-2000	KBW, Inc. Attention: Alan Oshiki c/o King Worldwide Investor Relations 48 Wall Street, 32nd Floor New York, NY 10005 (866) 529-2339

To receive timely delivery of documents in advance of the Special Meeting, please make your request no later than February 5, 2013.

If you have any questions about the Special Meeting or if you need additional copies of this proxy statement/prospectus, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks & Brokers: (212) 269-5550

Toll Free: (800) 207-3158

Email: kbw@dfking.com

To receive timely delivery of additional copies of this proxy statement/prospectus in advance of the Special Meeting, please make your request no later than February 5, 2013.

Stifel common stock is traded on the New York Stock Exchange under the symbol “SF,” and KBW common stock is traded on the New York Stock Exchange under the symbol “KBW.”

For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” on page 146 of this proxy statement/prospectus.

KBW, Inc.

787 Seventh Avenue

New York, New York 10019

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Date:	February 12, 2013

Time:	10:00 a.m., Eastern time.

Location:	1271 Avenue of the Americas (Time Life Building), Luce Room, New York, New York.

Purposes:	1.

To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of November 5, 2012 (as it may be amended from time to time, the merger agreement), among Stifel, SFKBW One, Inc. (which we refer to as Merger Sub), a wholly-owned subsidiary of Stifel, SFKBW Two, LLC (which we refer to as Successor Sub), a Delaware limited liability company, which is wholly owned by and disregarded from Stifel for U.S. federal income tax purposes, and KBW, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, and thereby to approve the transactions contemplated by the merger agreement, including the merger of Merger Sub with and into KBW (the “merger”);

2.	To consider and vote on a proposal to approve, by a non-binding, advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger; and

3.	To approve the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, at the time of the Special Meeting.

Adjournments and Postponements:	The proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, may be considered at the Special Meeting at the time and on the date specified above or at any time and date to which the Special Meeting may be properly adjourned or postponed.

Who Can Vote:	KBW stockholders at the close of business on December 24, 2012.

Who May Attend:	You are entitled to attend the Special Meeting only if you were a KBW stockholder as of the close of business on December 24, 2012 or hold a valid proxy for the Special Meeting. You should be prepared to present photo identification (a driver’s license or passport is preferred) for admittance.

In addition, if you are a stockholder of record, your name is subject to verification against the list of stockholders of record on the record date prior to being admitted to the meeting.

If you are not a stockholder of record but hold shares through a broker or nominee (i.e., in “street name”), you should be prepared to provide proof of beneficial ownership on the record date, such as your most recent account statement or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Special Meeting.

The Special Meeting will begin promptly at 10:00 a.m., Eastern time. Check in will begin at 9:30 a.m., Eastern time, and you should allow ample time for check-in procedures.

How You Can Vote:	Your vote is very important. Whether or not you plan to attend the Special Meeting, we encourage you to read this proxy statement/prospectus and submit your proxy or voting instructions for the Special Meeting as soon as possible.

You may submit your proxy or voting instructions for the Special Meeting by completing, signing, dating and returning the proxy card or voting instruction card in the pre-addressed envelope provided, or, in most cases, by using the telephone or the Internet. For specific instructions on how to vote your shares, please refer to the section entitled “The Special Meeting” beginning on page 57 of this proxy statement/prospectus and the instructions on the proxy card or voting instruction card.

Inspection of List of Stockholders of Record:	A list of the stockholders of record as of December 24, 2012 will be available for inspection during ordinary business hours at the office of KBW’s General Counsel and Corporate Secretary, 787 Seventh Avenue, New York, New York 10019, from January 11, 2013 to February 12, 2013, as well as at the Special Meeting, for any purpose germane to the Special Meeting.

Additional Information:	Important information about Stifel, KBW, the Special Meeting, the merger and the other proposals for consideration at the Special Meeting is contained in this proxy statement/prospectus. I urge you to read the entire document, including any documents incorporated by reference into this proxy statement/prospectus and its annexes, carefully and in their entirety. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 45.

By Order of the board of directors,

Mitchell B. Kleinman

General Counsel and Corporate Secretary

January [—], 2013

-i-

-ii-

ANNEX A	Agreement and Plan of Merger
ANNEX B	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
ANNEX C	Opinion of Keefe, Bruyette & Woods, Inc.
ANNEX D	Section 262 of the General Corporation Law of the State of Delaware—Appraisal Rights

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING

The following are some questions that you, as a KBW stockholder, may have regarding the merger and the other matters being considered at KBW’s Special Meeting of Stockholders, which is referred to as the Special Meeting, and the answers to those questions. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because the information in this section does not provide all of the information that might be important to you with respect to the merger and the other matters being considered at the Special Meeting. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. In this proxy statement/prospectus, unless stated to the contrary or the context requires otherwise, the terms the “Company,” “we,” “our,” “ours,” and “us” refer to KBW and its subsidiaries.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Stifel and KBW have agreed to a merger. Under the terms of the merger agreement that is described in this proxy statement/prospectus, KBW will become a wholly-owned subsidiary of Stifel through the merger and the second-step merger (described below) and will no longer be a publicly held corporation. See “Proposal One: The Merger” and “The Merger Agreement.” A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. This proxy statement/prospectus contains important information about Stifel, KBW, the Special Meeting, the merger agreement, and the merger. This document is being delivered to you as both a proxy statement of KBW and a prospectus of Stifel in connection with the merger. It is the proxy statement by which the KBW board of directors is soliciting proxies from you to vote on a proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, and the other matters to be voted on at the Special Meeting or at any adjournment or postponement of the Special Meeting. It is also the prospectus pursuant to which Stifel will issue Stifel common stock to you in the merger.

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of KBW and may be entitled to vote at the upcoming Special Meeting. To complete the merger, the holders of a majority of the outstanding shares of KBW common stock must vote to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, and all other conditions to the merger must be satisfied or waived. You should read this proxy statement/prospectus carefully.

Q:	What will happen in the proposed merger?

A:	In the merger, Merger Sub, a wholly-owned subsidiary of Stifel, will merge with and into KBW. As a result, KBW will become a wholly-owned subsidiary of Stifel and will no longer be a publicly held corporation. Following the merger, KBW, as a wholly owned subsidiary of Stifel, will be merged with and into the Successor Sub, whereupon the Successor Sub will be the surviving limited liability company as a direct wholly-owned subsidiary of Stifel. Such transaction is referred to in this proxy statement/prospectus as the “second-step merger.” See “Proposal One: The Merger—Structure of the Merger.”

Q:	What will I be entitled to receive in the merger?

A:	If the merger is completed, for each share of KBW common stock (other than shares for which appraisal rights have been properly exercised and perfected under the General Corporation Law of the State of Delaware and certain shares of KBW common stock subject to continuing restricted share awards, continuing RSU awards and other equity awards (each as defined below)) that you own, you will have the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the per share extraordinary dividend amount of $2.00) and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the exchange ratio, as described below. The number of shares of Stifel common stock you receive will depend on the average of the volume weighted average trading prices of Stifel common stock on each of the ten trading days ending on the trading day immediately prior to the closing date of the merger:

•

You will receive a number of shares of Stifel common stock equal to a fraction, the numerator of which equals $7.50 and the denominator of which is the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period, rounding the result to the nearest 1/10,000, as the stock consideration for each share of KBW common stock if the average of such daily volume weighted average trading prices of Stifel common stock during this valuation period is between $29.00 and $35.00.

•

If the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is less than or equal to $29.00, you will receive 0.2586 shares of Stifel common stock as the stock consideration for each share of KBW common stock.

•

If the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is greater than or equal to $35.00, you will receive 0.2143 shares of Stifel common stock as the stock consideration for each share of KBW common stock.

The merger agreement defines a per share extraordinary dividend amount, which reduces the cash consideration by an equal amount up to $2.00, to be equal to (i) the aggregate amount of all dividends paid by KBW after the date of the merger agreement and before the closing date of the merger (other than quarterly dividends consistent with past practice that are paid on or prior to December 31, 2012) (ii) divided by the number of issued and outstanding KBW shares immediately prior to the closing date of the merger. The merger agreement provides that extraordinary dividends will not exceed $2.00. On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share of KBW’s common stock, payable to stockholders of record on December 10, 2012, which was paid on December 17, 2012.

Q:	How will the merger affect KBW equity awards?

A:	The equity awards will be affected as follows:

Restricted Stock and RSU Awards. At or immediately prior to the effective time of the merger, all outstanding awards of KBW restricted stock and awards of restricted stock units (which we refer to as RSUs), other than continuing awards, as discussed below, to the extent not currently vested, will fully vest and convert into the right to receive the merger consideration for each KBW share granted pursuant to, or subject to, such awards, subject to any applicable tax withholding.

Continuing Restricted Stock and RSU Awards. At or immediately prior to the effective time of the merger, all outstanding awards of KBW restricted stock that are subject to a letter agreement providing for a waiver of certain vesting rights (which we refer to as a continuing restricted share award) and all outstanding awards of KBW restricted stock units for which the holder has made a change in control override election (which we refer to as a continuing RSU award) will convert into the right to receive the number of shares of Stifel common stock equal to the product (rounded up to the nearest whole number in case of continuing restricted share awards) of (i) the number of shares of KBW common stock subject to such continuing restricted share award or continuing RSU award, respectively, immediately prior to the effective time of the merger and (ii) the equity exchange ratio, subject to any applicable tax withholding (as discussed under “Summary—Treatment of KBW Equity-Based Awards” below).

Other Awards. At the effective time of the merger, each other right of any kind, contingent or accrued, to acquire or receive shares of KBW common stock or benefits measured by the value of such shares, and each other award of any kind consisting of shares of KBW common stock that may be held, awarded, outstanding, payable or reserved for issuance under any stock-based or other incentive compensation plan or arrangement of KBW other than any restricted stock awards or restricted stock unit awards of KBW (which we refer to as any other equity award), shall be deemed to be converted into the right to acquire or receive benefits measured by the value of the number of shares of Stifel common stock equal to the product of (i) the number of shares of KBW common stock subject to such other equity award and (ii) the equity exchange ratio, subject to any applicable tax withholding. Following the completion of the merger, each such other equity award shall continue to be governed by the same terms and conditions as were applicable under such award immediately prior to the merger.

Performance Share Awards. The outstanding KBW performance share awards will be forfeited pursuant to waiver agreements with the performance share award holders.

Q:	When do you expect the merger to be completed?

A:	Stifel and KBW are working toward completing the merger as quickly as possible. The merger is expected to close during the first quarter of 2013, subject to receipt of KBW stockholder approval, governmental and regulatory approvals and other usual and customary closing conditions. However, no assurance can be given as to when, or if, the merger will occur.

Q:	Are there conditions to completing the merger?

A:	Yes. Stifel and KBW’s respective obligations to complete the merger are subject to the satisfaction or waiver of certain specified closing conditions. See “Proposal One: The Merger Agreement—Conditions to Complete the Merger.”

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted and the transactions contemplated thereby, including the merger, are not approved by KBW stockholders or if the merger is not completed for any other reason, you will not receive any payment for your shares of KBW common stock in connection with the merger. Instead, KBW will remain an independent public company and its common stock will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, KBW may be required to pay Stifel a termination fee of $17,255,000 as described under “Proposal One: The Merger Agreement—Expenses and Fees—Termination Fees Payable by KBW” beginning on page 119.

Q:	Am I entitled to appraisal rights?

A:	KBW stockholders will have the right to demand appraisal of their shares of KBW common stock and obtain payment in cash for the fair value of their shares, but only if they perfect their appraisal rights and comply with the applicable provisions of Delaware law. A copy of the Delaware statutory provisions related to appraisal rights is attached as Annex D to the this proxy statement/prospectus, and a summary of these provisions can be found under “Proposal One: The Merger—Appraisal Rights” beginning on page 99. Due to the complexity of the procedures for exercising the right to seek appraisal, KBW stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with the applicable DGCL provisions will result in the loss of the right of appraisal.

Q:	What are the tax consequences of the merger to me?

A:	The merger, together with the second-step merger, is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), and will so qualify provided that the value of the shares of Stifel common stock delivered to KBW stockholders in the merger, valued as of the closing date, is sufficient to meet certain requirements more fully discussed below in “Material United States Federal Income Tax Consequences of the Merger” beginning on page 132. If the value of the shares of Stifel common stock delivered to KBW stockholders in the merger is not sufficient to meet these requirements, the transaction will not qualify as a reorganization under Section 368(a).

It will not be known at the time of the special meeting whether the transaction will qualify as a reorganization under Section 368(a) of the Code and, therefore, the U.S. federal income tax treatment of the transactions contemplated by the merger agreement will not be known at such time.

If the transaction qualifies as a reorganization under Section 368(a) of the Code, U.S. holders of KBW common stock receiving both Stifel common stock and cash pursuant to the merger agreement will generally recognize gain, but not loss, equal to the lesser of (i) the amount of cash treated as received in exchange for KBW common stock in the merger and (ii) the excess of the “amount realized” in the transaction (i.e., the fair market value of the Stifel common stock at the effective time of the merger plus the amount of cash treated as received in exchange for KBW common stock in the merger) over their tax basis in their surrendered KBW common stock. In certain circumstances, such gain could be taxable as a dividend rather than capital gain.

To review the tax consequences to stockholders in greater detail, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 132.

You are encouraged to consult your tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Q:	Are there any risks related to the proposed transaction or any risks related to owning Stifel common stock?

A:	Yes. You should carefully review the risk factors beginning on page 45.

Q:	What stockholder approvals are required for the merger?

A:	To adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, the holders of a majority of the outstanding shares of KBW common stock must vote “FOR” the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement. Only holders of record of KBW common stock at the close of business on December 24, 2012, referred to in this proxy statement/prospectus as the record date, are entitled to notice of and to vote at the Special Meeting. As of the record date, there were 34,557,980 shares of KBW common stock outstanding and entitled to vote at the Special Meeting. Failure to vote your shares, abstentions and broker non—votes will have the same effect as voting “AGAINST” the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger. See “The Special Meeting—Quorum; Vote Required; Abstentions; Voting of Proxies by Holders of Record; Shares Held in Street Name” beginning on page 57.

Q:	What stockholder approvals are required for the proposal to approve, by non-binding advisory vote, certain compensation arrangements?

A:	The affirmative vote of a majority of the shares of KBW common stock represented (in person or by proxy) at the Special Meeting and entitled to vote on the proposal is required for such proposal to pass. For the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger, any share of KBW common stock represented in person or by proxy at the Special Meeting but abstaining from voting will have the same effect as a vote cast “AGAINST” this proposal. Shares of KBW common stock not represented in person or by proxy at the Special Meeting and broker non-votes will have no effect on the vote count for the KBW proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger.

Q:	What stockholder approvals are required for the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger?

A:

The affirmative vote of a majority of the shares of KBW common stock represented (in person or by proxy) at the Special Meeting and entitled to vote on the proposal is required for such proposal to pass. For the proposal to adjourn the Special Meeting, any share of KBW common stock represented in person or by proxy at the Special Meeting but abstaining from voting will have the same effect as a vote cast “AGAINST” this proposal. Shares of KBW common stock not represented in person or by proxy at the Special Meeting and broker non-votes will have no effect on the proposal to adjourn the Special Meeting. See “The Special Meeting—Quorum; Vote Required; Abstentions” beginning on page 57.

Q:	Why am I being asked to consider and vote on a proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger?

A:	The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (which we refer to as the Dodd-Frank Act) and the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act) rules require us to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to our named executive officers that is based on or otherwise relates to the merger, which is referred to as “golden parachute” compensation.

Q:	What will happen if KBW’s stockholders do not approve the golden parachute compensation?

A:	Approval of the compensation that may be paid or become payable to KBW’s named executive officers that is based on or otherwise relates to the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on KBW or the surviving corporation. Therefore, if the merger agreement is adopted by KBW’s stockholders and the merger is completed, this compensation, including amounts that KBW is contractually obligated to pay, could still be payable regardless of the outcome of the advisory vote.

Q:	What do I need to do now?

A:	Please carefully review this proxy statement/prospectus and vote the proxy card or voting instruction card you receive as soon as possible. Your proxy card or voting instruction card must be received, or you must vote using the telephone or the Internet if available, no later than 11:59 p.m., Eastern time, on February 11, 2013 in order for your shares to be voted at the Special Meeting, unless you attend and vote at the Special Meeting.

Q:	How does the KBW board of directors recommend I vote on the merger and adjournment proposals?

A:	After careful consideration, the KBW board of directors, acting upon the unanimous recommendation of its committee of independent directors, has unanimously determined that the merger and the merger agreement are advisable, and are fair to, and in the best interests of, KBW and its stockholders and approved the merger agreement and the merger. Accordingly, the KBW board of directors recommends that you vote FOR the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, FOR the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger, and FOR the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger. See “Proposal One: The Merger—KBW’s Reasons for the Merger; Recommendation of the KBW Board of Directors” beginning on page 68.

Q:	Why is it important for me to vote?

A:	KBW and Stifel cannot complete the merger without the approval of holders of a majority of the outstanding shares of KBW common stock. Therefore, any shares that are not voted will have the same effect as a vote “AGAINST” the merger.

Q:	Do I need to send in my KBW stock certificates now?

A:	No. If the merger is consummated, instructions will be sent to holders of physical KBW stock certificates regarding the exchange of your KBW stock certificates for the merger consideration payable to you in the merger.

Q:	When and where will the Special Meeting be held?

A:	The Special Meeting will take place on February 12, 2013, at 1271 Avenue of the Americas (Time Life Building), Luce Room, New York, New York, commencing at 10:00 a.m., Eastern time.

Q:	What matters will be voted on at the Special Meeting?

A:	You will be asked to vote on the following proposals:

1.	To adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger;

2.	To approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger; and

3.	To approve the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, at the time of the Special Meeting.

Q:	What vote is needed for each proposal?

A:	The following are the vote requirements for the various proposals:

•

Adoption of the Merger Agreement and Thereby the Approval of the Transactions Contemplated by the Merger Agreement, Including the Merger: You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger. To adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, the holders of a majority of the outstanding shares of KBW common stock must vote “FOR” the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger. Failure to vote your shares, broker non-votes and abstentions will have the same effect as voting “AGAINST” the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger.

•

Approval, by a Non-Binding Advisory Vote, of Certain Compensation Arrangements. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to the compensation proposal at the Special Meeting. The affirmative vote of a majority of the shares of KBW common stock represented (in person or by proxy) at the Special Meeting and entitled to vote on the proposal is required for such proposal to pass. For the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger any share of KBW common stock represented in person or by proxy at the Special Meeting but abstaining from voting will have the same effect as a vote cast “AGAINST” this proposal. Shares of KBW common stock not represented in person or by proxy at the Special Meeting and broker non-votes will have no effect on the vote count for the KBW proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger.

•

Approval of the Adjournment of the Special Meeting. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to the adjournment proposal at the Special Meeting. The affirmative vote of a majority of the shares of KBW common stock represented (in person or by proxy) at the Special

Meeting and entitled to vote on the proposal is required for such proposal to pass. For the proposal to adjourn the Special Meeting, any share of KBW common stock represented in person or by proxy at the Special Meeting but abstaining from voting will have the same effect as a vote cast “AGAINST” this proposal. Shares of KBW common stock not represented in person or by proxy at the Special Meeting and broker non-votes will have no effect on the proposal to adjourn the Special Meeting.

Q:	Who can vote at the Special Meeting?

A:	KBW stockholders of record at the close of business on the record date are entitled to vote at the Special Meeting.

Q:	What is the record date for the Special Meeting?

A:	The record date for the Special Meeting is December 24, 2012.

Q:	What constitutes a quorum for purposes of the Special Meeting?

A:	The holders of shares entitled to cast a majority of the total votes of the outstanding shares of KBW common stock on December 24, 2012, the record date, present in person or represented by proxy at the Special Meeting and entitled to vote, will constitute a quorum for the transaction of business at the Special Meeting. Abstentions and “broker non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

Q:	How can I vote?

A:	If you are a stockholder of record, you may submit a proxy for the Special Meeting by: (1) completing, signing, dating and returning the proxy card in the pre-addressed envelope provided; (2) using the telephone; or (3) using the Internet. For specific instructions on how to use the telephone or the Internet to submit a proxy for the Special Meeting, please refer to the instructions on your proxy card.

If you hold your shares of KBW common stock in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in “street name”), you must provide the stockholder of record of your shares with instructions on how to vote your shares. Please check the voting instruction card used by your broker or nominee to see if you may use the telephone or the Internet to provide instructions on how to vote your shares.

If you are a stockholder of record, you may also vote in person at the Special Meeting. If you hold shares in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in “street name”), you may not vote in person at the Special Meeting unless you obtain a signed proxy from the stockholder of record giving you the right to vote the shares (i.e. a “legal proxy”). You will also need to present photo identification and comply with the other procedures described in “The Special Meeting—Date, Time and Place; Attending the Special Meeting” on page 57. Giving a proxy will not affect your right to vote your KBW shares if you attend the Special Meeting and want to vote in person.

If you need assistance voting your shares, please contact KBW’s proxy solicitor, D.F. King at (800) 207-3158 or kbw@dfking.com.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	Many KBW stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. There are some important distinctions between shares held of record and shares beneficially owned.

Stockholder of Record: If your shares are registered directly in your name with KBW’s transfer agent, you are considered the stockholder of record with respect to those shares and this proxy statement/prospectus is being sent directly to you by KBW. As a stockholder of record, you have the right to grant your proxy directly to KBW or to vote in person at the Special Meeting. KBW has enclosed a proxy card for your use.

Beneficial Owner: If your shares are held in a brokerage account, bank account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and this proxy statement/prospectus is being forwarded to you by your broker, bank or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Special Meeting unless you obtain a legal proxy from the broker, bank or nominee that holds your shares, giving you the right to vote the shares instead of the broker, bank or nominee holding your shares. Your broker, bank or nominee has enclosed voting instructions for your use in directing your broker, bank or nominee how to vote your shares.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a stockholder of record and also in “street name,” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	What happens if I don’t indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted voted as the KBW board of directors recommends, which is:

•	FOR the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger;

•	FOR the approval, by non-binding advisory vote, of certain compensation arrangements for KBW’s named executive officers in connection with the merger; and

•

FOR the approval of the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger.

Q:	What happens if I do not vote?

A:	If you do not sign and send in your proxy card, vote using the telephone or the Internet or vote at the Special Meeting, or submit voting instructions, as applicable, it will have the effect of a vote “AGAINST” the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger. Shares of KBW common stock not represented in person or by proxy at the Special Meeting will have no effect on the vote count for the KBW proposal to approve certain compensation arrangements or the proposal to adjourn the Special Meeting. See “The Special Meeting—Quorum; Vote Required; Abstentions; Voting of Proxies by Holders of Record; Shares Held in Street Name” beginning on page 57.

Q:	What happens if I abstain?

A:	Abstentions are counted as present and entitled to vote for purposes of determining a quorum. For each of the proposals to be considered at the meeting, including the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger and the adjournment proposal, abstentions have the same effect as a vote “AGAINST” such proposals.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. If your shares are held in an account at a broker, you must instruct the broker on how to vote your shares. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a broker non—vote. In these cases, the broker can register your shares as being present at the meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required. Under the current rules of the NYSE, we believe that brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, or to vote on the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger or the adjournment of the Special Meeting. Accordingly, a broker non-vote will have the same effect as a vote “AGAINST” adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger. Broker non-votes will have no effect on the proposal to approve, by non-binding advisory vote, certain compensation arrangements or the proposal to adjourn the Special Meeting.

Q:	Can I change my vote after I have voted?

A:	Yes. KBW stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at the Special Meeting. Proxies may be revoked by written notice to the corporate secretary of KBW, by a later-dated proxy signed and returned by mail, or by attending the Special Meeting and voting in person. However, attending the Special Meeting without voting will not revoke your previously submitted proxy. KBW stockholders of record may also revoke proxies by a later-dated proxy using the telephone or the Internet voting procedures described on their proxy cards.

KBW stockholders whose shares are held in the name of a broker or nominee may change their votes by submitting new voting instructions to their brokers or nominees. Those KBW stockholders may not vote their shares in person at the Special Meeting unless they obtain a signed proxy from the stockholder of record giving them the right to vote their shares.

Q:	Who will count the votes?

A:	KBW has retained Broadridge Financial Solutions, Inc. to receive and tabulate the votes in connection with the Special Meeting. KBW has also retained through Broadridge Financial Solutions, Inc. an election inspector that will certify the results and perform any other acts required by the Delaware General Corporation Law.

Q:	What do I do if I have questions?

A:	If you have any questions about the Special Meeting or if you need additional copies of this proxy statement/prospectus, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks & Brokers: (212) 269-5550

Toll Free: (800) 207-3158

Email: kbw@dfking.com

This proxy statement/prospectus incorporates important business and financial information about Stifel and KBW that is not included in, or delivered with, this proxy statement/prospectus. The applicable company will provide you with copies of the information relating to such company, without charge, upon written or oral request to:

Stifel Financial Corp. Attention: Investor Relations 501 North Broadway St. Louis, Missouri 63102 (314) 342-2000	KBW, Inc. Attention: Alan Oshiki c/o King Worldwide Investor Relations 48 Wall Street, 32nd Floor New York, NY 10005 (866) 529-2339

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You are encouraged to read carefully this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the Special Meeting. See “Where You Can Find More Information” on page 146. The merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. You are encouraged to read it, as it is the most important legal document that governs the merger. Page references are included in parentheses to direct you to a more complete description contained elsewhere in this proxy statement/prospectus of the topics presented in this summary. In addition, Stifel and KBW encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about Stifel and KBW that has been filed with the Securities and Exchange Commission, which is referred to as the SEC in this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section titled “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

The Companies

Stifel Financial Corp.

501 North Broadway

St. Louis, Missouri 63102

(314) 342-2000

Stifel (NYSE: SF) is a financial services holding company headquartered in St. Louis. Stifel operates 339 offices in 45 states, the District of Columbia and in certain foreign countries. Its principal subsidiary is Stifel, Nicolaus & Company, Incorporated, a full-service retail and institutional brokerage and investment banking firm. Stifel, with operations in two business segments: Global Wealth Management and Institutional Group, provides securities brokerage, investment banking, trading, investment advisory, and related financial services, primarily, to individual investors, professional money managers, businesses, and municipalities. Stifel Bank & Trust, a Missouri retail and commercial bank, offers a full range of consumer and commercial lending solutions.

The Global Wealth Management segment consists of two businesses, the private client group and Stifel Bank. The private client group includes branch offices and independent contractor offices of Stifel’s broker-dealer subsidiaries located throughout the United States, primarily in the Midwest and Mid-Atlantic regions with a growing presence in the Northeast, Southeast and Western United States. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to their private clients through Stifel Bank, which provides residential, consumer, and commercial lending, as well as FDIC-insured deposit accounts to customers of Stifel’s broker-dealer subsidiaries and to the general public.

The Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

Additional information about Stifel and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 146.

KBW, Inc.

787 Seventh Avenue

New York, New York 10019

(212) 887-7777

KBW (NYSE: KBW) is a full service investment bank specializing in the financial services industry. KBW’s principal activities are: (i) investment banking, including mergers and acquisitions, and other strategic advisory services, equity and fixed income securities offerings, and mutual thrift conversions, (ii) equity and fixed income sales and trading, and (iii) research that provides fundamental, objective analysis that identifies investment opportunities and helps our investor customers make better investment decisions.

Within KBW’s full service business model, its focus includes bank and thrift holding companies, banks, thrifts, insurance companies, broker-dealers, mortgage banks, asset management companies, real estate investment trusts, consumer and specialty finance firms, financial processing companies and securities exchanges. As of January 3, 2013, KBW’s research department covered an aggregate of 556 financial services companies, including 443 companies in the United States and Canada, and 113 in Europe.

Additional information about KBW and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 146.

SFKBW One, Inc.

SFKBW One, Inc., sometimes referred to in this proxy statement/prospectus as Merger Sub, is a newly-formed and wholly-owned subsidiary of Stifel. If Stifel and KBW complete the merger, Merger Sub will be merged with and into KBW, with KBW becoming a wholly-owned subsidiary of Stifel. Merger Sub was organized solely for use in the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

SFKBW Two, LLC

SFKBW Two, LLC, sometimes referred to in this proxy statement/prospectus as Successor Sub, is a Delaware limited liability company that is wholly owned by and disregarded from Stifel for U.S. federal income tax purposes. As described above, following the merger, KBW, as a wholly-owned subsidiary of Stifel, will be merged with and into the Successor Sub, whereupon the Successor Sub will be the surviving limited liability company as a direct wholly-owned subsidiary of Stifel. Successor Sub was organized solely for use in the second-step merger. Successor Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Recent Developments

On December 21, 2012, Stifel issued $150,000,000 aggregate principal amount of its 5.375% Senior Notes due December 2022 (“Senior Notes”). Interest on the Senior Notes accrues from December 21, 2012 and will be paid quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2013. The Senior Notes will mature on December 31, 2022. Stifel may redeem the Senior Notes in whole or in part on or after December 31, 2015 at its option at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption. Proceeds from such notes issuance of $145 million, after discounts, commissions and expenses, will be used for general corporate purposes.

The Merger

(see page 104)

Stifel and KBW agreed to the acquisition of KBW by Stifel under the terms of the merger agreement that is described in this proxy statement/prospectus. Pursuant to the merger agreement, Merger Sub will merge with and into KBW, with KBW continuing as a wholly-owned subsidiary of Stifel. Following the merger, KBW, as a wholly-owned subsidiary of Stifel, will be merged with and into the Successor Sub, whereupon the Successor Sub will be the surviving limited liability company as a direct wholly-owned subsidiary of Stifel.

Stifel and KBW have attached the merger agreement as Annex A to this proxy statement/prospectus. Stifel and KBW encourage you to read carefully the merger agreement in its entirety because it is the legal document that governs the merger.

Effects of the Merger; Merger Consideration

(see page 104)

In the merger, each issued and outstanding share of KBW common stock (other than shares owned by KBW as treasury stock, shares of KBW common stock owned by Stifel, shares for which appraisal rights have been properly exercised and perfected under the General Corporation Law of the State of Delaware and certain shares of KBW common stock subject to continuing restricted share awards, continuing RSU awards and other equity awards, as described under “—Treatment of KBW Equity-Based Awards” below) will be automatically converted into the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the per share extraordinary dividend amount of $2.00) and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the exchange ratio, as described below.

The merger agreement defines a per share extraordinary dividend amount, which reduces the cash consideration by an equal amount up to $2.00, to be equal to (i) the aggregate amount of all dividends paid by KBW after the date of the merger agreement and before the closing date of the merger (other than quarterly dividends consistent with past practice that are paid on or prior to December 31, 2012) (ii) divided by the number of issued and outstanding KBW shares immediately prior to the closing date of the merger. The merger agreement provides that extraordinary dividends will not exceed $2.00. On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share of KBW’s common stock, payable to stockholders of record on December 10, 2012, which was paid on December 17, 2012.

The number of shares of Stifel common stock KBW stockholders (other than those holders described above) receive will depend on the average of the volume weighted average trading prices of Stifel common stock on each of the ten trading days ending on the trading day immediately prior to the closing date of the merger. If the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period is between $29.00 and $35.00, then current KBW stockholders will receive a number of shares of Stifel common stock equal to a fraction, the numerator of which equals $7.50 and the denominator of which is the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period, rounding the result to the nearest 1/10,000, as the stock consideration for each share of KBW common stock. If the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is less than or equal to $29.00, then current KBW stockholders will receive 0.2586 shares of Stifel common stock as the stock consideration for each share of KBW common stock. If the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is greater than or equal to $35.00, then current KBW stockholders will receive 0.2143 shares of Stifel common stock as the stock consideration for each share of KBW common stock.

Holders of KBW common stock will receive cash in lieu of any fractional shares of Stifel common stock they otherwise would have received in the merger. Each KBW stockholder who would otherwise have been entitled to receive a fraction of a share of Stifel common stock will receive an amount in cash (without interest and subject to withholding taxes) equal to the product obtained by multiplying (1) the fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled (rounded to the nearest one-hundredth of a share) by (2) the average of the daily volume weighted average trading prices of Stifel common stock on each of the ten trading days prior to the closing date of the merger.

The $8.00 in cash ($10.00 less the per share extraordinary dividend amount of $2.00) and the number of shares of Stifel common stock to be received by holders of KBW common stock in the merger are referred to collectively as the “merger consideration”.

The merger agreement provides that the exchange ratio will be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reclassification or other similar change with respect to Stifel common stock or KBW common stock, or securities convertible or exchangeable into or exercisable into Stifel common stock or KBW common stock, with a record date occurring on or after the date of the merger agreement and prior to the effective time of the merger.

The exchange ratio will be determined shortly before completion of the merger. On December 31, 2012, the latest practicable date before the date of this proxy statement/prospectus, Stifel common stock closed on the New York Stock Exchange (the “NYSE”), at $31.97. The average of the daily volume weighted average trading price per share of Stifel common stock on the last ten trading days before December 31, 2012, was $31.6984. If this were the volume weighted average trading price per share of Stifel common stock used to calculate the exchange ratio, the exchange ratio would be 0.2366, which would result in total consideration of $15.56. The actual exchange ratio and, accordingly, the actual number of shares of Stifel common stock issued in respect of each share of KBW common stock in the merger, may differ from this example and will not be known at the Special Meeting because the valuation period will not be complete until after the Special Meeting.

For a full description of the merger consideration, see “Proposal One: The Merger Agreement—Merger Consideration” beginning on page 104 of this proxy statement/prospectus.

Treatment of KBW Equity-Based Awards

(see page 106)

Restricted Stock and RSU Awards. At or immediately prior to the effective time of the merger, all outstanding awards of KBW restricted stock and awards of restricted stock units, other than continuing awards, as discussed below, to the extent not currently vested, will fully vest and convert into the right to receive the merger consideration for each KBW share granted pursuant to, or subject to, such awards, subject to any applicable tax withholding.

Continuing Restricted Stock and RSU Awards. At or immediately prior to the effective time of the merger, all outstanding continuing restricted share awards and all outstanding continuing RSU awards will convert into the right to receive the number of shares of Stifel common stock equal to the product (rounded up to the nearest whole number in case of continuing restricted share awards) of (i) the number of shares of KBW common stock subject to such continuing restricted share award or continuing RSU award immediately prior to the effective time of the merger and (ii) the equity exchange ratio, subject to any applicable tax withholding (as described below).

Other Awards. At the effective time of the merger, each other equity award shall be deemed to be converted into the right to acquire or receive benefits measured by the value of the number of shares of Stifel common stock equal to the product of (i) the number of shares of KBW common stock subject to such other equity award and (ii) the equity exchange ratio, subject to any applicable tax withholding. Following the completion of the merger, each such other equity award shall continue to be governed by the same terms and conditions as were applicable under such award immediately prior to the merger.

The “equity exchange ratio” will depend on the average of the volume weighted average trading prices of Stifel common stock on each of the ten trading days ending on the trading day immediately prior to the closing date of the merger. The equity exchange ratio is a fraction, the numerator of which equals $15.50 ($17.50 less the per share extraordinary dividend amount of $2.00) (as discussed above) and the denominator of which equals (i) $29.00, if the average of such daily volume weighted average trading prices of Stifel common stock during the valuation period is less than or equal to $29.00, (ii) the average of such daily volume weighted average trading prices of Stifel common stock during the valuation period, if such average is greater than $29.00 and less than $35.00 and (iii) $35.00, if the average of such daily volume weighted average trading prices of Stifel common stock during the valuation period is greater than or equal to $35.00, in each case rounding the result to the nearest 1/10,000.

Performance Shares. The outstanding KBW performance share awards will be forfeited pursuant to waiver agreements with the performance share award holders.

Risk Factors

(see page 45)

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the factors discussed under the caption entitled “Risk Factors” beginning on page 45 in deciding whether to vote in favor of the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger.

This proxy statement/prospectus (including the documents incorporated by reference into this proxy statement/prospectus) contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of Stifel’s, KBW’s and the combined company’s plans, objectives, expectations and intentions. When used in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, the words as “may”, “might”, “should”, “expects”, “anticipates”, “believes”, “estimates”, “intends”, “plans”, “seeks”, “will”, “should”, “would”, “projects”, “predicts”, “continues” and similar expressions or the negatives of these terms and other comparable terminology are intended to identify certain of these forward-looking statements. Because these forward-looking statements involve risks, uncertainties and assumptions, including those discussed under the caption entitled “Risk Factors”, the actual results of Stifel, KBW and the combined company could differ materially from those expressed or implied by the forward-looking statements in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus.

The Special Meeting; KBW Stockholders Entitled to Vote; Required Vote

(see page 57)

The Special Meeting of KBW stockholders will be held on February 12, 2013 at 10:00 a.m., Eastern time, at 1271 Avenue of the Americas (Time Life Building), Luce Room, New York, New York. At the Special Meeting, KBW stockholders will be asked to:

1.	consider and vote on a proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger;

2.	approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger; and

3.	approve the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, at the time of the Special Meeting.

The close of business on December 24, 2012 was the record date for the Special Meeting. Only KBW stockholders on the record date are entitled to notice of and to vote at the Special Meeting. Each share of KBW common stock will be entitled to one vote on each matter to be acted upon at the Special Meeting. On the record date, there were 34,557,980 shares of KBW common stock outstanding and entitled to vote at the Special Meeting.

The approval of holders of a majority of the outstanding shares of KBW common stock is required to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger. Approval of the affirmative vote of a majority of the shares of KBW common stock represented (in person or by proxy) at the Special Meeting and entitled to vote on such proposal is required for the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger; and for the proposal to approve the adjournment of the Special Meeting.

Recommendation of the KBW Board of Directors and KBW’s Reasons for the Merger

(See page 68)

Acting upon the unanimous recommendation of its committee of independent directors, and after careful consideration of the numerous factors described in the section entitled “Proposal One: The Merger—KBW’s Reasons for the Merger; Recommendation of the KBW Board of Directors” beginning on page 68 of this proxy statement/prospectus, the KBW board of directors has unanimously determined that the merger and the merger agreement are advisable, and are fair to, and in the best interests of, KBW and its stockholders. Accordingly, the KBW board of directors recommends that you vote FOR the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger.

In addition, the KBW board of directors recommends that you vote FOR the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger.

Finally, the KBW board of directors recommends that you vote FOR the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger.

Opinions of KBW’s Financial Advisors

(See page 71)

In connection with the transaction, each of KBW’s financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated (which we refer to as BofA Merrill Lynch) and Keefe, Bruyette & Woods, Inc. (which we refer to as Keefe, Bruyette & Woods), delivered a written opinion, dated November 4, 2012, to KBW’s board of directors as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received pursuant to the merger agreement by holders of KBW common stock. For purposes of the opinions of KBW’s financial advisors and the descriptions of such opinions in this proxy statement/prospectus, the cash portion of the merger consideration was inclusive of the extraordinary dividend amount permitted to be paid as of the date of such opinions, which dividend amount subsequently was paid on December 17, 2012. The full text of BofA Merrill Lynch’s written opinion and Keefe, Bruyette & Woods’s written opinion, each dated November 4, 2012, to KBW’s board of directors, which describe, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. BofA Merrill Lynch and Keefe, Bruyette & Woods delivered their respective opinions to KBW’s board of directors for the benefit and use of KBW’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Neither BofA Merrill Lynch’s opinion nor Keefe, Bruyette & Woods’s opinion addressed any other aspect of the transaction and no opinion or view was expressed as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to KBW or in which KBW might engage or as to the underlying business decision of KBW to proceed with or effect the transaction. Neither BofA Merrill Lynch nor Keefe, Bruyette & Woods expressed an opinion or recommendation as to how any stockholder should vote or act in connection with the transaction or any related matter.

No Stifel Stockholder Approval

(See page 97)

Stifel stockholders are not required to adopt the merger agreement or approve the merger or the issuance of shares of Stifel common stock as part of the merger consideration.

Interests of Certain Persons in the Merger

(See page 89)

When considering the recommendation by the KBW board of directors to vote FOR the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, you should be aware that directors and executive officers of KBW have interests in the merger, including financial interests, that may be different from, or in addition to, your interests. Stifel currently anticipates that the senior management of KBW, including several of its executive officers, will be executive officers and/or key employees of Stifel following the merger. Mr. Thomas B. Michaud, Chief Executive Officer, President and Vice Chairman of KBW, Mr. John G. Duffy, Vice Chairman of KBW, and Mr. Andrew M. Senchak, Chairman of KBW, have each entered into an employment agreement or offer letter with Stifel that is conditioned on completion of the merger and provides certain retention and/or severance benefits as discussed below. Messrs. Michaud, Duffy and Senchak have agreed to waive all rights under their existing employment agreements with KBW, waive the change in control vesting provisions of their outstanding restricted share awards and forfeit their outstanding performance share and cash incentive awards. Directors, officers or employees of KBW who hold restricted stock awards or vested restricted stock units pursuant to existing plans may receive certain benefits upon the merger, including accelerated vesting of those restricted stock awards or delivery of those restricted stock units, as well as other retention or special awards in connection with the merger. Additionally, some officers and employees of KBW may, pursuant to employment or change of control agreements with KBW, be entitled to the payment of severance obligations upon certain qualifying terminations of employment that may occur in connection with or following the merger. KBW directors and officers will also receive indemnification from Stifel, and Stifel has agreed to provide and pay for liability insurance benefits for members of the KBW board of directors and KBW officers. The committee of independent directors of the KBW board of directors was aware of these interests and considered them in its recommendation to approve the merger agreement and the merger. The KBW board of directors was aware of these interests and considered them in approving the merger agreement and the merger.

Security Ownership by Directors and Executive Officers of KBW

(See page 142)

As of the record date for the Special Meeting, the directors and executive officers of KBW and their affiliates, as a group, beneficially owned and were entitled to vote approximately 3.11% of the outstanding shares of KBW common stock entitled to vote at the Special Meeting. The approval of the holders of a majority of the outstanding shares of KBW common stock is required to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger.

Ownership of Stifel Following the Merger

(See page 97)

If the merger is completed, holders of KBW common stock collectively will receive up to approximately 8.3 million shares of Stifel common stock in the merger.

Based on the number of shares of Stifel common stock and KBW common stock outstanding as of December 31, 2012, current KBW stockholders are expected to own up to approximately 13% of the outstanding common stock of Stifel following the merger (without giving effect to any shares of Stifel common stock held by KBW stockholders prior to the merger).

Listing of Stifel Common Stock and Delisting and Deregistration of KBW Common Stock

(See page 103)

Application will be made to have the shares of Stifel common stock issued in the merger approved for listing on the NYSE. If the merger is completed, KBW common stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act, and KBW will no longer file periodic reports with the SEC.

Regulatory Approvals

(See page 99)

Stifel and KBW have both agreed to use their reasonable best efforts to apply for and obtain all regulatory approvals necessary or advisable in connection with the transactions contemplated by the merger agreement. They have made applications for regulatory approvals from the Financial Industry Regulatory Authority and the United Kingdom Financial Services Authority, among others.

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, prohibits Stifel and KBW from completing the merger until Stifel and KBW have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the required waiting period has expired or been terminated. Stifel and KBW each filed the required notification and report forms on November 15, 2012. On November 23, 2012, the Federal Trade Commission granted early termination of the waiting period under the HSR Act.

Appraisal Rights

(See page 99)

KBW stockholders will have the right to demand appraisal of their shares of KBW common stock and obtain payment in cash for the fair value of their shares, but only if they perfect their appraisal rights and comply with the applicable provisions of Delaware law. A copy of the Delaware statutory provisions related to appraisal rights is attached as Annex D to the this proxy statement/prospectus, and a summary of these provisions can be found under “Proposal One: The Merger—Appraisal Rights” beginning on page 99. Due to the complexity of the procedures for exercising the right to seek appraisal, KBW stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with the applicable DGCL provisions will result in the loss of the right of appraisal.

Conditions to Complete The Merger

(See page 116)

Each of Stifel’s, Merger Sub’s and KBW’s obligation to effect the merger is subject to the satisfaction (or, to the extent permissible, waiver) of a number of conditions, including:

•	adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger, by KBW’s stockholders in accordance with applicable law;

•	the absence of any applicable law that prohibits the merger, makes the merger illegal or enjoins the consummation of the merger;

•

authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, various governmental authorities to the extent required by applicable law;

•

listing on the NYSE of the shares of Stifel common stock issuable to KBW stockholders in the merger and effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•

the accuracy of representations and warranties of KBW or Stifel, as applicable, contained in the merger agreement, subject to certain exceptions, without regard to any materiality qualification, except to the extent that the failure of any such representation and warranty, individually or in the aggregate does not have, and would not reasonably be likely to have, a material adverse effect on KBW or Stifel, as applicable; and

•

subsequent to the date of the merger agreement, there not having occurred any event, occurrence, revelation or development of a state of circumstances or facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on KBW or Stifel, as applicable.

Expected Timing of the Merger

(See page 3)

Stifel and KBW are working toward completing the merger as quickly as possible. The merger is expected to close during the first quarter of 2013, subject to receipt of KBW stockholder approval, governmental and regulatory approvals and the satisfaction of other usual and customary closing conditions. However, no assurance can be given as to when, or if, the merger will occur.

Termination

(See page 117)

Stifel and KBW may mutually agree to terminate the merger agreement before completing the merger, even after KBW stockholder approval. In addition, either of Stifel or KBW may terminate the merger agreement under certain circumstances, including:

•

the merger has not been completed by March 31, 2013, which is referred to as the termination date (except that this right is not available to any party whose breach of the merger agreement resulted in failure of the merger to be completed);

•

there is any applicable law that (A) makes consummation of the merger illegal or otherwise prohibited or (B) enjoins KBW or Stifel from consummating the merger and such law has become final and nonappealable; or

•

at the KBW stockholder meeting (including any adjournment or postponement thereof), adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger, by the KBW stockholders is not obtained.

Stifel may also terminate the merger agreement if:

•

the board of directors of KBW has changed or withdrawn its recommendation or the board of directors fails to publicly confirm the recommendation of the board of directors of KBW to proceed with the merger within five business days of a written request by Stifel made before adoption of the merger agreement by KBW’s stockholders that it do so;

•

KBW breaches its representations and warranties, covenants or agreements under the merger agreement such that the applicable closing conditions will not have been satisfied (and such condition is incapable of being satisfied prior to the termination date); or

•

all of the conditions to the closing of the merger (other than conditions that by their nature are to be satisfied at closing, provided that any such conditions are capable of satisfaction as of the date on which the closing otherwise would have occurred) have been satisfied or waived and KBW has failed to consummate the closing of the merger within the required time period.

KBW may terminate the merger agreement if:

•

the board of directors of KBW authorizes KBW, subject to complying with the terms of the merger agreement, to enter into a written agreement concerning a superior proposal, as defined in the merger agreement, but only if KBW pays any amounts due as described under “Proposal One: The Merger Agreement—Expenses and Fees—Termination Fees Payable by KBW” and prior to any such termination:

•

KBW notifies Stifel in writing of its intention to terminate the merger agreement and to enter into a binding written agreement concerning an acquisition proposal that constitutes a superior proposal, attaching the most current version of such agreement (or a description of all material terms and conditions thereof), and

•

Stifel does not make, within four days of receipt of such written notification (subject to certain extensions), an offer that is at least as favorable to the stockholders of KBW as such superior proposal;

•

Stifel or Merger Sub breaches its representations and warranties, covenants or agreements such that certain closing conditions will not have been satisfied (and such conditions are incapable of being satisfied prior to the termination date); or

•

All of the conditions to the closing of the merger (other than conditions that by their nature are to be satisfied at closing, provided that any such conditions are capable of satisfaction as of the date on which the closing otherwise would have occurred) have been satisfied or waived and Stifel has failed to consummate the closing of the merger within the required time period.

Termination Fees

(See page 119)

Termination Fees Payable by KBW

Under the terms of the merger agreement, KBW would be obligated to pay Stifel a $17,255,000 cash termination fee if:

•	the board of directors of KBW authorizes KBW, subject to complying with the terms of the merger agreement, to enter into a written agreement concerning a superior proposal;

•

an adverse recommendation change occurs or the board of directors of KBW fails to publicly confirm the recommendation by the board of directors of KBW to proceed with the merger within five business days of a written request by Stifel that it do so, provided that if such adverse recommendation change or the failure by the board of directors of KBW to publicly confirm such recommendation was, in whole or in part, the result of the occurrence of a material adverse effect on Stifel, both (A) after the date of the merger agreement and prior to the Special Meeting, or the date of termination, as the case may be, an acquisition proposal must have been made, and (B) within 12 months following the date of such termination: (1) KBW merges with or into, or is acquired by, the person making such acquisition proposal; (2) such person acquires more than 50% of the total assets of KBW and its subsidiaries, taken as a whole; or (3) such person acquires more than 50% of the outstanding shares of capital stock of KBW (or in the case of (1) through (3) above, if KBW has entered into any contract or agreement providing for such action, in which case such cash termination fee shall be paid on the later date on which such action is completed); or

•

the merger is not completed before the termination date (if stockholder approval is not obtained at the KBW stockholder meeting (including any adjournment)) but only if, both (A) prior to KBW stockholder meeting, or the date of termination, as the case may be, an acquisition proposal has been made, and (B) within 12 months following the date of such termination: (1) KBW merges with or into, or is acquired by, the person making such acquisition proposal; (2) such person acquires more than 50% of the total assets of KBW and its subsidiaries, taken as a whole; or (3) such person acquires more than 50% of the outstanding shares of capital stock of KBW (or in the case of (1) through (3) above, if KBW has entered into any contract or agreement providing for such action, in which case such cash termination fee shall be paid on the later date on which such action is completed).

Material United States Federal Income Tax Consequences of the Merger

(See page 132)

The merger, together with the second-step merger, is intended to qualify as a reorganization under Section 368(a) of the Code, and will so qualify provided that the value of the shares of Stifel common stock delivered to KBW stockholders in the merger, valued as of the closing date, is sufficient to meet certain requirements more fully discussed below in “Material United States Federal Income Tax Consequences of the Merger” beginning on page 132. If the value of the shares of Stifel common stock delivered to KBW stockholders in the merger is not sufficient to meet these requirements, the transaction will not qualify as a reorganization under Section 368(a) of the Code.

It will not be known at the time of the special meeting whether the transaction will qualify as a reorganization under Section 368(a) of the Code and, therefore, the U.S. federal income tax treatment of the transactions contemplated by the merger agreement will not be known at such time.

If the transaction qualifies as a reorganization under Section 368(a) of the Code, U.S. holders of KBW common stock receiving both Stifel common stock and cash pursuant to the merger agreement will generally recognize gain, but not loss, equal to the lesser of (i) the amount of cash treated as received in exchange for KBW common stock in the merger and (ii) the excess of the “amount realized” in the transaction (i.e., the fair market value of the Stifel common stock at the effective time of the merger plus the amount of cash treated as received in exchange for KBW common stock in the merger) over their tax basis in their surrendered KBW common stock. In certain circumstances, such gain could be taxable as a dividend rather than capital gain.

To review the tax consequences to stockholders in greater detail, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 132.

You are encouraged to consult your tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

The U.S. federal income tax consequences described above may not apply to all holders of KBW common stock. Your tax consequences will depend on your individual situation. Accordingly, you are urged to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Accounting Treatment

(See page 98)

In accordance with accounting principles generally accepted in the United States, Stifel will account for the merger using the acquisition method of accounting for business combinations.

Comparison of Rights of KBW Stockholders and Stifel Stockholders

(See page 121)

KBW’s certificate of incorporation and by-laws and Delaware corporate law govern the rights of KBW stockholders. Stifel’s certificate of incorporation and by-laws and Delaware corporate law will govern your rights as a stockholder of Stifel following the merger. Your rights under Stifel’s certificate of incorporation and by-laws will differ in some respects from your rights under KBW’s certificate of incorporation and by-laws.

STIFEL FINANCIAL CORP. SELECTED HISTORICAL FINANCIAL INFORMATION

The following Stifel selected consolidated financial data (presented in thousands, except per share amounts) is provided to aid your analysis of the financial aspects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Stifel or the combined company. When you read this historical consolidated financial data, it is important that you also read Stifel’s historical consolidated financial statements and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each included in Stifel’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 146.

The table below presents selected historical consolidated financial data of Stifel. The consolidated financial data for the five years ended December 31, 2011 have been derived from audited consolidated financial statements of Stifel incorporated by reference into this proxy statement/prospectus.

The consolidated financial data of Stifel as of September 30, 2012 and for the nine month periods ended September 30, 2012 and 2011 have been derived from Stifel’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which is incorporated by reference into this proxy statement/prospectus. In the opinion of Stifel’s management, the unaudited interim consolidated financial statements of Stifel have been prepared on the same basis as its audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position of Stifel as of September 30, 2012 and its results of operations for the nine month periods ended September 30, 2012 and 2011. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share amounts)	2012	2011	2011	2010	2009	2008	2007
Revenues:
Commissions	$378,696	$437,344	$561,081	$445,260	$345,520	$341,090	$315,514
Principal transactions	310,776	249,250	343,213	453,533	458,188	293,285	139,248
Asset management and service fees	189,010	172,914	228,834	193,159	117,357	122,773	101,610
Investment banking	210,739	143,509	199,584	218,104	125,807	83,710	169,413
Interest	79,744	64,246	89,466	65,326	46,860	50,148	59,071
Other income/(loss)	50,634	11,352	19,731	19,855	9,138	(2,159)	8,234

Total revenues	1,219,599	1,078,615	1,441,909	1,395,237	1,102,870	888,847	793,090
Interest expense	24,779	18,931	25,347	13,211	12,234	18,510	30,025

Net revenues	1,194,820	1,059,684	1,416,562	1,382,026	1,090,636	870,337	763,065

Non-interest expenses:
Compensation and benefits	761,730	671,678	900,421	1,056,202	718,115	582,778	543,021
Occupancy and equipment rental	96,172	89,962	121,929	115,742	89,741	67,984	57,796
Communications and office supplies	61,146	56,198	75,589	69,929	54,745	45,621	42,355
Commissions and floor brokerage	23,390	20,943	27,040	26,301	23,416	13,287	9,921
Other operating expenses	87,577	127,321	152,975	114,081	84,205	68,898	56,126

Total non-interest expenses	1,030,015	966,102	1,277,954	1,382,255	970,222	778,568	709,219

Income before income tax expense	164,805	93,582	138,608	(229)	120,414	91,769	53,846
Provision for income taxes/(benefit)	66,186	36,464	54,474	(2,136)	44,616	36,267	21,676

Net income	$98,619	$57,118	$84,134	$1,907	$75,798	$55,502	$32,170

Earnings per common share:
Basic	$1.84	$1.09	$1.61	$0.04	$1.79	$1.54	$0.99
Diluted	$1.57	$0.90	$1.33	$0.03	$1.56	$1.32	$0.83
Weighted average number of common shares outstanding:
Basic	53,471	52,610	52,418	48,723	42,445	36,103	32,631
Diluted	62,817	63,174	63,058	57,672	48,441	42,109	38,584
Financial Condition
Total assets	$6,139,530	$4,942,364	$4,951,900	$4,213,115	$3,167,356	$1,558,145	$1,499,440
Long-term obligations	$262,818	$89,457	$89,457	$90,741	$101,979	$106,860	$124,242
Shareholders’ equity	$1,427,124	$1,261,751	$1,302,105	$1,253,883	$873,446	$593,185	$424,637

On March 7, 2011, Stifel’s board of directors approved a 50% stock dividend, in the form of a three-for-two stock split, of Stifel common stock payable on April 5, 2011 to stockholders of record as of March 22, 2011. All share and per share information has been retroactively adjusted to reflect the stock split.

RETROACTIVE PRESENTATION FOR STIFEL FINANCIAL CORP. CHANGE IN ACCOUNTING PRINCIPLE

During the first quarter of 2012, Stifel adopted the accounting standard regarding the presentation of comprehensive income. This standard was issued to increase the prominence of items reported in other comprehensive income. The standard does not change the items that must be reported in other comprehensive income, when an item of other comprehensive income must be reclassified to net income, the requirement to disclose the tax effect for each component of other comprehensive income or how earnings per share is calculated or presented. The adoption of this standard in the first quarter of 2012 impacted Stifel’s financial statement presentation only. The following presents the retroactive presentation of the accounting standard regarding the presentation of comprehensive income for the nine months ended September 30, 2011 and 2010 and the years ended December 31, 2011, 2010 and 2009:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2012	2011	2011	2010	2009
Statement of Comprehensive Income:
Net income	$98,619	$57,118	$84,134	$1,907	$75,798
Other comprehensive income/(loss):
Unrealized gains on available-for-sale securities, net of tax	12,714	3,245	2,103	3,132	7,517
Unrealized (losses)/gains in cash flow hedging instruments, net of tax	1,492	(10,105)	(9,615)	(5,793)	80
Foreign currency translation adjustment, net of tax	1,439	(1,277)	(807)	1,740	—

	15,645	(8,137)	(8,319)	(921)	7,597

Comprehensive income	$114,264	$48,981	$75,815	$986	$83,395

KBW, INC. SELECTED HISTORICAL FINANCIAL INFORMATION

The following KBW selected consolidated financial data (presented in thousands, except per share amounts) is provided to aid your analysis of the financial aspects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of KBW or the combined company. When you read this historical consolidated financial data, it is important that you also read KBW’s historical consolidated financial statements and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each included in KBW’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 146.

The table below presents selected historical consolidated financial data of KBW. The consolidated financial data for the five years ended December 31, 2011 have been derived from audited consolidated financial statements of KBW incorporated by reference into this proxy statement/prospectus.

The consolidated financial data of KBW as of September 30, 2012 and for the nine month periods ended September 30, 2012 and 2011 have been derived from KBW’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which is incorporated by reference into this proxy statement/prospectus. In the opinion of KBW’s management, the unaudited interim consolidated financial statements of KBW have been prepared on the same basis as its audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position of KBW as of September 30, 2012 and its results of operations for the nine month periods ended September 30, 2012 and 2011. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share amounts)	2012	2011	2011	2010	2009	2008	2007
Revenues:
Investment banking	$73,624	$84,923	$98,739	$208,913	$160,450	$163,664	$226,464
Commissions	74,860	101,726	128,069	133,560	142,015	192,752	165,803
Principal transactions, net	17,613	9,375	21,403	53,964	63,611	(142,962)	(7,520)
Interest and dividend income	7,264	8,383	10,068	13,125	10,524	24,687	37,612
Investment advisory fees	—	—	1,009	3,194	2,826	1,197	1,751
Other	1,868	5,199	5,223	13,101	7,728	2,879	3,418

Total revenues	175,229	209,606	264,511	425,857	387,154	242,217	427,528

Expenses:
Compensation and benefits	117,404	138,778	183,367	263,633	236,159	226,311	257,070
Occupancy and equipment	14,332	17,081	22,707	22,460	21,639	19,831	18,722
Communications and data processing	22,303	26,676	35,089	32,365	28,464	27,743	24,283
Brokerage and clearing	7,879	14,876	16,054	17,747	17,203	24,244	22,967
Business development	10,128	14,405	17,705	16,529	14,328	16,115	16,601
Professional services	5,862	10,932	13,743	15,425	15,410	14,210	11,987
Interest	493	849	1,017	1,104	1,151	4,603	14,732
Restructuring charges	6,285	1,783	14,952	—	—	—	—
Other operating expenses	5,778	8,519	10,952	11,509	9,942	11,165	11,761

Total expenses	190,464	233,899	315,586	380,772	344,296	344,222	378,123

(Loss)/income before income taxes	(15,235)	(24,293)	(51,075)	45,085	42,858	(102,005)	49,405
Income tax (benefit)/expense	(5,093)	(8,957)	(19,409)	18,457	19,251	(39,656)	22,113

Net (loss)/income	$(10,142)	$(15,336)	$(31,666)	$26,628	$23,607	$(62,349)	$27,292

Earnings per share:
Basic	$(0.36)	$(0.49)	$(1.02)	$0.71	$0.66	$(2.02)	$0.81
Diluted	$(0.36)	$(0.49)	$(1.02)	$0.71	$0.66	$(2.02)	$0.81
Dividends declared per common share	$0.15	$0.15	$0.20	$1.10	$—	$—	$—
Weighted average number of common shares outstanding:
Basic	30,339	32,312	31,698	32,429	31,448	30,838	30,654
Diluted	30,339	32,312	31,698	32,429	31,448	30,838	30,654
Consolidated Statements of Financial Condition Data:
Total assets	$489,197	$512,360	$519,099	$699,657	$631,368	$571,466	$864,450
Shareholders’ equity	$381,176	$399,134	$383,153	$458,117	$449,069	$396,731	$448,426
Other Data (Unaudited):
Book value per common share	$12.63	$13.67	$13.27	$14.45	$14.60	$13.30	$15.31

RETROACTIVE PRESENTATION FOR KBW, INC. CHANGE IN ACCOUNTING PRINCIPLE

During the first quarter of 2012, KBW adopted the accounting standard regarding the presentation of comprehensive income. This standard was issued to increase the prominence of items reported in other comprehensive income. The adoption of this standard in the first quarter of 2012 impacted KBW’s financial statement presentation only. The following presents the retroactive presentation of the accounting standard regarding the presentation of comprehensive income for the nine months ended September 30, 2011 and 2010 and the years ended December 31, 2011, 2010 and 2009:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2012	2011	2011	2010	2009
Statement of Comprehensive Income:
Net (loss) / income	$(10,142)	$(15,336)	$(31,666)	$26,628	$23,607
Currency translation adjustments	1,249	(152)	(211)	(1,329)	3,556

Total other comprehensive (loss) / income	1,249	(152)	(211)	(1,329)	3,556

Comprehensive (loss) / income	$(8,893)	$(15,488)	$(31,877)	$25,299	$27,163

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth, for the year ended December 31, 2011 and for the nine months ended September 30, 2012, selected per share information for Stifel common stock on a historical and pro forma combined basis and for KBW common stock on a historical and pro forma equivalent basis. Except for the historical information as of and for the year ended December 31, 2011, the information provided in the table below is unaudited. The pro forma information provided in the table below is for informational purposes only and is not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. You should read the data provided below with the historical consolidated financial statements and related notes of Stifel and KBW contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended September 30, 2012, which are incorporated by reference into this proxy statement/prospectus. For further information, please see the section titled “Where You Can Find More Information” beginning on page 146. You should also read the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 31.

The pro forma combined equivalent per share amounts are calculated by multiplying each Stifel pro forma combined per share amount by the exchange ratio.

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Stifel historical data:
Net income per basic share	$1.84	$1.61
Net income per diluted share	1.57	1.33
Net book value per share	26.62	25.10

KBW historical data:
Net loss per basic share	$(0.36)	$(1.02)
Net loss per diluted share	(0.36)	(1.02)
Net book value per share	12.63	13.27

Pro forma combined data:
Net income per basic share	$1.44	$0.53
Net income per diluted share	1.20	0.43
Net book value per share	28.05	26.72

Pro forma combined equivalent data (1):
Net income per basic share	$0.33	$0.12
Net income per diluted share	0.28	0.10
Net book value per share	6.50	6.19

(1)

Calculated using an exchange ratio based on the volume weighted average price of Stifel common stock for the ten days immediately preceding (but not including) the announcement of the merger agreement.

COMPARATIVE PER SHARE MARKET PRICE DATA

Stifel common stock trades on the NYSE under the symbol “SF.” KBW common stock trades on the NYSE under the symbol “KBW.”

The following table shows, for the calendar quarters indicated, the high and low sale prices per share, adjusted for stock splits and the like, of KBW common stock and Stifel common stock as reported on the NYSE. On March 7, 2011, the Stifel board of directors approved a 50% stock dividend, in the form of a three-for-two stock split, of the Company’s common stock payable on April 5, 2011 to stockholders of record as of March 22, 2011. All per share information has been retroactively adjusted to reflect the stock split.

	KBW, Inc. Common Stock				Stifel Financial Corp. Common Stock
	High	Low	Dividends		High	Low	Dividends
Calendar quarters:
2010
First quarter	$28.14	$23.60	$—		$39.75	$33.07	$—
Second quarter	$30.15	$21.40	$—		$39.67	$28.70	$—
Third quarter	$26.38	$21.09	$0.05		$33.33	$28.45	$—
Fourth quarter	$28.40	$22.60	$1.05	(1)	$42.09	$29.25	$—
2011
First quarter	$29.21	$24.07	$0.05		$49.94	$40.68	$—
Second quarter	$26.40	$18.16	$0.05		$48.91	$34.97	$—
Third quarter	$19.07	$12.48	$0.05		$40.44	$23.09	$—
Fourth quarter	$15.80	$12.43	$0.05		$34.50	$23.72	$—
2012
First quarter	$19.27	$15.05	$0.05		$39.84	$32.02	$—
Second quarter	$18.49	$14.80	$0.05		$38.65	$29.33	$—
Third quarter	$18.14	$14.47	$0.05		$36.44	$28.10	$—
Fourth quarter	$17.88	$14.76	$2.05	(2)	$35.18	$28.80	$—

(1)	In December 2010, KBW declared and paid a $1.00 per share special dividend.
(2)	On November 29, 2012, KBW declared a $2.00 per share special dividend, which was paid on December 17, 2012.

The following table sets forth the high, low and closing prices for Stifel common stock and KBW common stock as reported on the NYSE on November 2, 2012, the last full trading day prior to the public announcement of the merger, and December 31, 2012, the latest practicable date before the date of this proxy statement/prospectus. The table also includes the market value of KBW common stock on an equivalent price per share basis, as determined by reference to the value of the merger consideration to be received in respect of each share of KBW common stock in the merger. These equivalent prices per share reflect the fluctuating value of the Stifel common stock that KBW stockholders would receive as the stock consideration for each share of KBW common stock if the merger was completed on either of these dates.

	Stifel Common Stock			KBW Common Stock			Equivalent Price per Share of KBW Common Stock (1)
	High	Low	Close	High	Low	Close	High	Low	Close
November 2, 2012(2)	$32.44	$31.90	$31.91	$16.50	$16.19	$16.30	$17.48	$17.36	$17.36
December 31, 2012(3)	$32.15	$31.75	$31.97	$15.39	$15.25	$15.30	$15.61	$15.51	$15.56

(1)

As demonstrated by these examples, even when the average of the daily volume weighted average trading prices of Stifel common stock for each of the ten consecutive trading days ending on the trading day immediately prior to the closing date of the merger is between $29.00 and $35.00, the precise market value of Stifel common stock to be received as the stock consideration for each share of KBW common stock will fluctuate and may be above or below $7.50 due to the potential difference in value between the average of the daily volume weighted average trading prices of Stifel common stock during such valuation period and the closing price per share of Stifel common stock on the NYSE on the closing date.
(2)	The equivalent price per share of KBW common stock is calculated as the sum of (a) $10.00 and (b) the applicable (high, low or closing) price per share of Stifel common stock on November 2, 2012 multiplied by 0.2307 (the exchange ratio, determined by dividing (i) $7.50 by (ii) the average of the daily volume weighted average trading prices of Stifel common stock on each day during the ten trading day period prior to November 2, 2012 (equal to 32.5057)).
(3)	The equivalent price per share of KBW common stock is calculated as the sum of (a) $10.00 less the $2.00 extraordinary dividend declared on November 29, 2012 and paid on December 17, 2012 and (b) the applicable (high, low or closing) price per share of Stifel common stock on December 31, 2012 multiplied by 0.2366 (the exchange ratio, determined by dividing (i) $7.50 by (ii) the average of the daily volume weighted average trading prices of Stifel common stock on each day during the ten trading day period prior to December 31, 2012 (equal to 31.6984)).

The above table shows only historical comparisons. These comparisons may not provide meaningful information to KBW stockholders in determining whether to adopt the merger agreement. KBW stockholders are urged to obtain current market quotations for Stifel and KBW common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to adopt the merger agreement. See “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

As of the record date, there were approximately 83 holders of record of KBW common stock. This number does not include stockholders for whom shares were held in “nominee” or “street name.”

Dividend Data

On August 1, 2012, KBW’s board of directors declared a quarterly dividend of $0.05 per share on its outstanding common stock, which was paid on September 14, 2012 to stockholders of record on September 4, 2012. On November 2, 2012, KBW’s board of directors declared a quarterly dividend of $0.05 per share on its outstanding common stock which dividend was paid on December 14, 2012 to stockholders of record on December 5, 2012. On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share of KBW’s common stock, payable to stockholders of record on December 10, 2012, which was paid on December 17, 2012. Stifel has not declared or paid a cash dividend on its common stock since 2002. Stifel currently intends to retain any future earnings to fund the growth and development of its businesses and does not anticipate paying any cash dividends in the foreseeable future. KBW does not currently intend to declare an ordinary quarterly dividend for the first quarter of 2013.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements are based on the historical financial statements of Stifel and KBW, combined and adjusted to give effect to the merger as if it had occurred on the first day of the earliest period presented. The unaudited pro forma condensed combined statement of financial condition presents Stifel’s historical financial position combined with KBW as if the merger had occurred on September 30, 2012. The unaudited pro forma condensed combined statements of operations presents the results of Stifel’s operations combined with KBW as if the merger had occurred on January 1, 2011. Such information includes certain adjustments as described in Note 6 to these unaudited pro forma condensed combined financial statements. Such information does not include the impacts of any revenue, cost or other operating synergies that may result from the merger.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The following unaudited pro forma condensed combined financial information is derived from the historical financial statements of Stifel and KBW and has been prepared to illustrate the effects of the merger. The unaudited pro forma condensed combined financial statements have been prepared by management for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in future periods or the results that actually would have been realized had Stifel and KBW been a combined company during the specified periods. In addition, the unaudited pro forma condensed combined financial information does not purport to project the combined financial position or operating results for any future period.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Stifel and KBW for the applicable periods, which are incorporated by reference into this proxy statement/prospectus:

•

separate historical financial statements of Stifel as of, and for the year ended December 31, 2011, and the related notes included in Stifel’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 28, 2012;

•

separate historical financial statements of KBW as of, and for the year ended December 31, 2011, and the related notes included in KBW’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 28, 2012;

•

separate historical financial statements of Stifel as of, and for the nine months ended, September 30, 2012, and the related notes included in Stifel’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 9, 2012; and

•

separate historical financial statements of KBW as of, and for the nine months ended, September 30, 2012, and the related notes included in KBW’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 9, 2012.

Based on Stifel’s review of KBW’s summary of significant accounting policies disclosed in its audited financial statements and related notes, the nature and amount of any adjustments to the historical financial statements of KBW to conform their accounting policies to those of Stifel are not expected to be significant.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States, or GAAP. The acquisition method of accounting requires management to obtain independent valuations that have yet to commence or progress to a point where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made by management solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between the preliminary estimates made during the preparation of the unaudited pro forma condensed combined financial statements and the final acquisition accounting could be material.

STIFEL FINANCIAL CORP.

Pro Forma Condensed Combined Statement of Financial Condition

(Unaudited)

September 30, 2012

(In thousands)	Stifel	KBW	Pro Forma Adjustments(1)		Pro Forma Combined
Assets
Cash and cash equivalents	$193,333	$163,127	$(188,011)	A	$168,449
Restricted cash	6,589	—	—		6,589
Cash segregated for regulatory purposes	28	—	—		28
Receivables:
Brokerage clients, net	519,008	1,174	—		520,182
Broker, dealers and clearing organizations	212,747	21,575	—		234,322
Securities purchased under agreements to resell	141,964	—	—		141,964
Trading securities owned, at fair value	746,213	181,375	(50,000)	A	877,588
Available-for-sale securities, at fair value	1,476,681	—	—		1,476,681
Held-to-maturity securities, at amortized cost	657,933	—	—		657,933
Loans held for sale	209,358	—	—		209,358
Bank loans, net of allowance	746,567	—	—		746,567
Other real estate owned	449	—	—		449
Investments	242,674	42,428	—		285,102
Fixed assets, net	96,388	11,971	—		108,359
Goodwill	361,735	—	190,339	B	552,074
Intangible assets, net	30,150	—	33,589	C	63,739
Loans and advances to financial advisors and other employees, net	183,141	—	—		183,141
Deferred tax assets, net	115,375	25,050	—		140,425
Other assets	199,197	42,497	22,102	D	263,796

Total Assets	$6,139,530	$489,197	$8,019		$6,636,746

(1)	The pro forma adjustments are explained in Note 6, “Unaudited Pro Forma Adjustments.”

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

STIFEL FINANCIAL CORP.

Pro Forma Condensed Combined Statement of Financial Condition (continued)

(Unaudited)

September 30, 2012

(In thousands)	Stifel	KBW	Pro Forma Adjustments(1)		Pro Forma Combined
Liabilities and Shareholders’ Equity
Short-term borrowings from banks	$97,900	$—	$100,000	E	$197,900
Payables:			—
Customers	329,926	—	—		329,926
Brokers, dealers and clearing organizations	124,081	—	—		124,081
Drafts	63,397	—	—		63,397
Securities sold under agreements to repurchase	78,437	—	—		78,437
Bank deposits	2,923,671	—	—		2,923,671
Trading securities sold, but not yet purchased, at fair value	369,886	51,103	—		420,989
Securities sold, but not yet purchased, at fair value	22,194	—	—		22,194
Accrued compensation	198,026	22,390	—		220,416
Accounts payable and accrued expenses	242,070	34,528	—		276,598
Senior notes	175,000	—	—		175,000
Debenture to Stifel Financial Capital Trust II	35,000	—	—		35,000
Debenture to Stifel Financial Capital Trust III	35,000	—	—		35,000
Debenture to Stifel Financial Capital Trust IV	12,500	—	—		12,500

	4,707,088	108,021	100,000		4,915,109
Liabilities subordinated to claims of general creditors	5,318	—	—		5,318
Shareholders’ Equity:
Preferred stock	—	—	—		—
Common stock	8,058	302	798	F	9,158
Additional paid-in-capital	1,067,196	159,979	161,269	F	1,388,444
Retained earnings	345,866	231,609	(264,762)	G	312,713
Accumulated other comprehensive income (loss)	7,707	(10,714)	10,714	H	7,707

	1,428,827	381,176	(91,981)		1,718,022
Treasury stock	(1,547)	—	—		(1,547)
Unearned employee stock ownership plan shares	(156)	—	—		(156)

	1,427,124	381,176	(91,981)		1,716,319

Total Liabilities and Shareholders’ Equity	$6,139,530	$489,197	$8,019		$6,636,746

(1)	The pro forma adjustments are explained in Note 6, “Unaudited Pro Forma Adjustments.”

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

STIFEL FINANCIAL CORP.

Pro Forma Condensed Combined Statement of Operations

(Unaudited)

For the Year Ended December 31, 2011

(In thousands, except per share amounts)	Stifel	KBW	Pro Forma Adjustments (1)		Pro Forma Combined
Revenues:
Commissions	$561,081	$128,069	$—		$689,150
Principal transactions	343,213	21,403	—		364,616
Investment banking	199,584	98,739	—		298,323
Asset management and service fees	228,834	1,009	—		229,843
Interest	89,466	6,318	—		95,784
Other income	19,731	8,973	—		28,704

Total revenues	1,441,909	264,511	—		1,706,420
Interest expense	25,347	1,017	—		26,364

Net revenues	1,416,562	263,494	—		1,680,056

Non-interest expenses:
Compensation and benefits	900,421	190,366			1,090,787
Occupancy and equipment rental	121,929	30,285	—		152,214
Communications and office supplies	75,589	35,874	—		111,463
Commissions and floor brokerage	27,040	16,054	—		43,094
Other operating expenses	152,975	41,990	5,374	I	200,339

Total non-interest expenses	1,277,954	314,569	5,374		1,597,897

Income/(loss) before income tax expense/(tax benefit)	138,608	(51,075)	(5,374)		82,159
Provision for income taxes/(tax benefit)	54,474	(19,409)	(2,201)	J	32,864

Net income/(loss)	$84,134	$(31,666)	$(3,173)		$49,295

Earnings per common share:
Basic	$1.61	$(1.02)			$0.83
Diluted	$1.33	$(1.02)			$0.67

Weighted average number of common shares outstanding:
Basic	52,418	31,698	7,332	K	59,750
Diluted	63,058	31,698	10,193	K	73,251

(1)	The pro forma adjustments are explained in Note 6, “Unaudited Pro Forma Adjustments.”

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

STIFEL FINANCIAL CORP.

Pro Forma Condensed Combined Statement of Operations

(Unaudited)

For the Nine Months Ended September 30, 2012

(In thousands, except per share amounts)	Stifel	KBW	Pro Forma Adjustments (1)		Pro Forma Combined
Revenues:
Commissions	$378,696	$74,860	$—		$453,556
Principal transactions	310,776	17,613	—		328,389
Investment banking	210,739	73,624	—		284,363
Asset management and service fees	189,010	69	—		189,079
Interest	79,744	2,761	—		82,505
Other income	50,634	6,302	—		56,936

Total revenues	1,219,599	175,229	—		1,394,828
Interest expense	24,779	493	—		25,272

Net revenues	1,194,820	174,736	—		1,369,556

Non-interest expenses:
Compensation and benefits	761,730	122,295	—		884,025
Occupancy and equipment rental	96,172	15,726	—		111,898
Communications and office supplies	61,146	22,530	—		83,676
Commissions and floor brokerage	23,390	7,879	—		31,269
Other operating expenses	87,577	21,541	4,031	I	113,149

Total non-interest expenses	1,030,015	189,971	4,031		1,224,017

Income/(loss) before income tax expense	164,805	(15,235)	(4,031)		145,539
Provision for income taxes/(tax benefit)	66,186	(5,093)	(2,878)	J	58,215

Net income/(loss)	$98,619	$(10,142)	$(1,153)		$87,324

Earnings per common share:
Basic	$1.84	$(0.36)			$1.44
Diluted	$1.57	$(0.36)			$1.20

Weighted average number of common shares outstanding:
Basic	53,471	30,339	7,332	K	60,803
Diluted	62,817	30,339	10,193	K	73,010

(1)	The pro forma adjustments are explained in Note 6, “Unaudited Pro Forma Adjustments.”

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

STIFEL FINANCIAL CORP.

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1—Description of the Transaction

On November 5, 2012 Stifel and KBW entered into a merger agreement for Stifel to acquire 100% of the outstanding shares of KBW common stock. Under the terms of the merger agreement, which was unanimously approved by the boards of directors of both companies, each share of common stock, including certain restricted stock, of KBW issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the extraordinary dividend amount of $2.00) and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the exchange ratio, as described below. The exchange ratio will depend on the average of the volume weighted average trading prices of Stifel common stock on each of the ten trading days ending on the trading day immediately prior to the closing date of the merger, as more fully described in this proxy statement/prospectus.

On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share of KBW’s common stock, payable to stockholders of record on December 10, 2012, which was paid on December 17, 2012.

Additionally, at or immediately prior to the effective time of the merger, all outstanding shares of KBW restricted stock that are subject to a letter agreement providing for a waiver of certain vesting rights will convert into the right to receive the number of shares of Stifel common stock equal to the number of shares of KBW common stock granted pursuant to such award multiplied by the exchange ratio, as defined.

KBW, a full-service investment bank specializing in the financial services industry, will become a wholly owned subsidiary of Stifel at the effective time of the merger.

The merger is subject to adoption of the merger agreement by KBW’s stockholders, early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the required regulatory approvals having been obtained and being in full force and effect and other usual and customary conditions to completion. As of the date of this proxy statement/prospectus, the merger is expected to be completed during the first quarter of 2013.

NOTE 2—Basis of Presentation

The unaudited pro forma condensed combined financial information is based on the historical financial statements of Stifel and KBW and are prepared and presented pursuant to the regulations of the SEC regarding pro forma financial information. The pro forma adjustments include the application of the acquisition method under Accounting Standards Codification (“ASC”) Topic 805 (“Topic 805”), “Business Combinations” with respect to the merger. Topic 805 requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date, which is presumed to be the closing date.

Under ASC Topic 820 (“Topic 820”), “Fair Value Measurements and Disclosures,” “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be unrelated buyers and sellers in the principal or the most advantageous market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under Topic 805, merger-related transaction costs (such as advisory, legal, valuation, regulatory filing fees, and other professional fees) are not included as components of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. The unaudited pro forma condensed combined balance sheet reflects $26.1 million of anticipated merger-related transaction costs of both firms, including change-in-control and bonus payments owed at the effective time of the merger, of which none had been incurred as of September 30, 2012. Those costs are reflected in the unaudited pro forma condensed combined balance sheet as a reduction of cash with the related tax benefits reflected as an increase in other assets and the after tax impact presented as a decrease to retained earnings. No adjustment has been made to the unaudited pro forma condensed combined statements of operations for these costs, as they do not have a continuing impact on the results of the combined company.

In addition, after the effective time of the merger, certain employees will be granted restricted stock or restricted stock units of Stifel as retention. The fair value of the awards to be issued as retention is $29.2 million. These awards will be expensed at grant date, as there is no continuing service requirements associated with these restricted stock units. The issuance of the restricted awards is reflected in the unaudited pro forma condensed combined balance sheet as an increase to additional paid-in-capital with the related tax benefits reflected as an increase in other assets and the after tax impact presented as a decrease to retained earnings. No adjustment has been made to the unaudited pro forma condensed combined statements of operations for these costs, as they do not have a continuing impact on the results of the combined company.

The pro forma condensed combined financial statements do not reflect any cost savings that Stifel expects to achieve from operating efficiencies or synergies, or any expenditure related to restructuring actions to achieve such cost savings. The effects of both cost savings and expenditures for restructuring could materially impact these pro forma condensed combined financial statements.

Certain of KBW’s amounts have been reclassified to conform to Stifel’s presentation. These reclassifications had no effect on previously reported net earnings. There were no transactions between Stifel and KBW during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

NOTE 3—Accounting Policies

Upon completion of the merger, Stifel will perform a review of KBW’s accounting policies. As a result of that review, Stifel may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Stifel is not aware of any differences that would have a material impact on the combined financial statements. The unaudited pro forma condensed combined financial statements assume there are no differences in accounting policies.

NOTE 4—Estimate of Consideration Expected to be Transferred

On November 5, 2012, Stifel entered into the merger agreement to acquire KBW. The following is a preliminary estimate of the aggregate merger consideration payable for all outstanding shares and restricted stock awards of KBW (in thousands):

Estimated cash to be paid to KBW shareholders (a)	$251,562
Estimated fair value of shares of Stifel common stock to be issued to KBW shareholders (a)	233,950
Estimated fair value of outstanding KBW restricted stock awards and restricted stock units to be exchanged for Stifel restricted stock awards (b)	59,220

Estimated consideration to be transferred	$544,732

(a)

Assumes 30.2 million shares outstanding, as of November 30, 2012, which will be cancelled and converted into the right to receive $15.50 per share, comprised of $8.00 per share in cash ($10.00 less the per share extraordinary dividend amount of $2.00) and $7.50 per share in Stifel common stock. In addition, these amounts assume 1.0 million shares of KBW restricted stock awards, as of November 30, 2012. Certain holders of KBW restricted stock may receive certain benefits upon the merger, including accelerated vesting of those restricted stock awards. These awards will be converted into the right to receive $15.50 per share, comprised of $8.00 per share in cash ($10.00 less the per share extraordinary dividend amount of $2.00) and $7.50 per share in Stifel common stock, less applicable withholding taxes.
(b)	Assumes 3.2 million shares of KBW restricted stock, as of November 30, 2012, that are subject to a letter agreement providing for a waiver of certain vesting rights. These shares of KBW restricted stock will convert into the right to receive the number of shares of Stifel common stock equal to the number of shares of KBW common stock granted pursuant to such award multiplied by the equity exchange ratio, as defined, less applicable withholding taxes. In addition, this amount assumes 0.2 million of KBW restricted stock units, as of November 30, 2012.

NOTE 5—Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and liabilities to be assumed by Stifel after the merger, reconciled to the estimate of consideration expected to be transferred at the close of the merger (in thousands):

Assets acquired and liabilities assumed:
Net book value of net assets acquired	$381,176
Cash and cash equivalents (a)	(60,372)
Goodwill (b)	190,339
Value assigned to identifiable intangible assets acquired (c)	33,589

Total purchase price	$544,732

(a)	KBW’s cash and cash equivalents as of September 30, 2012 have been adjusted for the $2.00 per share extraordinary dividend, which was paid on December 17, 2012.
(b)	Goodwill is calculated as the difference between the acquisition date fair value of the total consideration expected to be transferred and the aggregate values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized, but rather it is subject to impairment testing on an annual basis, or more often if events or circumstances indicate there may be impairment. The factors contributing to the recognition of the amount of goodwill are based on several strategic and synergistic benefits that are expected to be realized from the KBW acquisition. These benefits include the expectation that we will continue to create the premier middle-market investment bank, with an expanded presence in the financial services industry. The combined company will benefit from the ability to leverage its Global Wealth management and Capital Markets platforms, while maintaining KBW’s premier brand name within investment banking. The combined company anticipates significant growth opportunities within equity research, equity and fixed income sales and trading and investment banking.
(c)	As of completion of the merger, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements and consistent with the Topic 820 requirements for fair value measurements, it is assumed that all assets will be used, and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved.

At this time, Stifel does not have sufficient information as to the amount, timing and risk of cash flows of all of KBW’s identifiable intangible assets to determine their fair value. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue and profitability); the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, such as historical revenues, KBW’s cost structure, industry information for comparable intangible assets and certain other high-level assumptions, the fair value of KBW’s identifiable intangible assets and their weighted-average useful lives have been estimated as follows (in thousands, except years):

	Estimated Fair Value	Estimated Useful Life (years)
Customer lists	$16,795	5
Trade name	13,436	15
Non-compete agreements	3,358	3

Total	$33,589

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once Stifel has full access to information about KBW’s intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to Stifel only upon access to additional information and/or by changes in such factors that may occur prior to completion of the merger. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable intangible assets and/or to the estimated weighted-average useful lives from what Stifel has assumed in these unaudited pro forma condensed combined financial statements. A 10% change in the valuation of definite lived intangible assets would cause a corresponding $0.5 million annual increase or decrease in amortization expense.

The fair value of KBW’s assets and liabilities and the appropriate useful lives will be determined after the completion of the merger based on a valuation performed by management with the assistance of an independent third-party valuation firm. Actual adjustments will be made when the merger is completed and will be based on KBW’s assets and liabilities at that time. Accordingly, the actual adjustments to KBW’s assets and liabilities may differ materially from the estimates reflected in these unaudited pro forma condensed combined financial statements. Any changes to the initial estimates of the fair value of the assets acquired and liabilities assumed, after recording any identifiable intangible assets at fair value, will be allocated to residual goodwill.

NOTE 6—Unaudited Pro Forma Adjustments

This note should be read in conjunction with Note 1—Description of Transaction; Note 2—Basis of Presentation; Note 4—Estimate of Consideration Expected to be Transferred; and Note 5—Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

Unaudited Pro Forma Condensed Combined Statement of Financial Condition

(A) Reflects adjustments to cash related to the following (in thousands):

Cash proceeds received from short-term borrowings (a)	$100,000
Liquidation of KBW trading securities (b)	50,000

Gross cash received	150,000
Cash payment made to KBW shareholders	(251,562)
Estimated merger-related costs of Stifel and KBW (c)	(26,077)
Adjustment to net assets for extraordinary dividend paid to KBW shareholders (d)	(60,372)

Gross cash disbursed to fund the acquisition	(338,011)

$(188,011)

(a)	See item (E) below for short-term borrowings.
(b)	Assumes that a portion of KBW’s trading securities will be liquidated to fund the acquisition.
(c)	Represents estimated merger-related transaction costs to be incurred by Stifel and KBW of $1.5 million and $24.6 million, respectively, including change-in-control and bonus payments owed at the effective time of the merger.
(d)	KBW’s cash and cash equivalents as of September 30, 2012 have been adjusted for the $2.00 per share extraordinary dividend, which was paid on December 17, 2012.

(B) To adjust goodwill to an estimate of acquisition-date goodwill.

(C) To adjust intangible assets to an estimate of fair value.

(D) Represents the recognition of income tax receivable (included in other assets) related to the estimated merger-related transaction costs and the issuance of restricted stock awards for employee retention of $26.1 million and $29.2 million, respectively, at 40%, the estimated combined federal and state statutory tax rate.

(E) To reflect the use of $100.0 million of short-term bank borrowings to fund a portion of the acquisition. The estimated interest expense on these short-term borrowings is not reflected in the unaudited pro forma condensed combined statement of operations as it is immaterial given the fact that Stifel will be paying down the advance from our uncommitted, secured bank line immediately after close.

(F) To eliminate KBW’s historical common stock and additional paid-in capital, record the merger consideration, and record the impact of the issuance of restricted stock awards for employee retention as follows (in thousands):

	Common Stock	Additional Paid-in Capital
Issuance of common stock by Stifel	$1,100	$232,850
KBW restricted stock awards and restricted stock units to be exchanged for Stifel restricted stock awards	—	59,220
Elimination of KBW’s historical amounts	(302)	(159,979)
Issuance of restricted stock awards for employee retention (d)	—	29,178

	$798	$161,269

(d)

After the effective time of the merger, certain employees will be granted restricted stock or restricted stock units of Stifel as retention. The fair value of the awards to be issued as retention is $29.2 million. The amount of restricted stock or restricted stock units granted will generally be based upon the volume weighted average price of Stifel common stock during the five or ten business days immediately preceding (but not including) the closing date of the merger, depending on the award. The restricted stock and restricted stock units will be paid in five equal, annual installments beginning on the first anniversary of the grant date and will not be forfeited upon termination of employment, subject to continued compliance with restrictive covenants. These awards will be expensed at grant date, as there is no continuing service requirements associated with these restricted stock units. No adjustment has been made to the unaudited pro forma condensed combined statements of operations for the charge associated with the issuance of the restricted stock awards, as they do not have a continuing impact on the results of the combined company.

(G) To eliminate KBW’s historical retained earnings, to record the impact of the issuance of restricted stock awards for employee retention, and to estimate the after-tax portion of the merger-related transaction costs as follows (in thousands):

Elimination of KBW’s historical amounts	$(231,609)
Issuance of restricted stock awards for employee retention, net of tax	(17,507)
Estimated transaction costs, net of tax	(15,646)

$(264,762)

(H) To eliminate KBW’s historical accumulated other comprehensive loss.

Unaudited Pro Forma Condensed Combined Statements of Operations

(I) Estimated fair value of identifiable intangible assets of $33.6 million amortized on a straight-line basis over their estimated weighted average useful lives of 6.3 years.

(J) We assumed a combined federal and state statutory tax rate of 40% when estimating the tax impact of the merger. Although not reflected in these unaudited pro forma condensed combined financial statements, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including the geographical mix of taxable income affecting state and foreign taxes, among other factors.

When the merger is completed and additional information becomes available, it is likely the applicable income tax rate will change. If the estimated statutory rate of 40% were to change by 5%, the effect on unaudited pro forma net income for the year ended December 31, 2011 and nine months ended September 30, 2012 would be $4.1 million and $7.3 million, respectively.

(K) Reflects the pro forma total number of shares outstanding giving effect to the common stock issued as part of the consideration. The pro forma weighted average number of common shares outstanding for the year ended December 31, 2011 and the nine months ended September 30, 2012, have been calculated as if the common stock issued as part of the consideration had been issued and outstanding on January 1, 2011. The following table sets forth the computation of pro forma adjustment to basic and diluted shares for the year ended December 31, 2011 and the nine months ended September 30, 2012 (in thousands):

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Stifel Financial Corp. average shares used to compute basic EPS	52,418	53,471
Issuance of Stifel Financial Corp. common stock as consideration	7,332	7,332

Combined weighted average basic shares outstanding	59,750	60,803

Dilutive effect of Stifel’s outstanding stock-based compensation awards	10,640	9,346
KBW restricted stock awards to be exchanged for Stifel restricted stock awards	1,855	1,855
Issuance of restricted stock units for employee retention	1,006	1,006

Pro forma weighted average shares used to compute diluted EPS	73,251	73,010

CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus (including the documents incorporated by reference into this proxy statement/prospectus) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks, uncertainties and assumptions, that, if they never materialize or if they prove incorrect, could cause the actual results of Stifel and its consolidated subsidiaries, KBW and its consolidated subsidiaries, or the combined company, to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to, statements about: future financial and operating results; Stifel’s, KBW’s and the combined company’s plans, objectives, strategies, expectations and intentions; products and operations; Stifel’s and KBW’s expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger and related transactions; benefits of the transaction to customers, stockholders and employees; the expected tax treatment of the transaction; adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger, by KBW stockholders; the satisfaction of the closing conditions to the merger; the timing of the completion of the merger; future economic conditions or performance; statements of belief; and any statements of assumptions underlying any of the foregoing.

When used in this proxy statement/prospectus (including the documents incorporated by reference into this proxy statement/prospectus), words such as “may”, “might”, “should”, “expects”, “anticipates”, “believes”, “estimates”, “intends”, “plans”, “seeks”, “will”, “should”, “would”, “projects”, “predicts”, “continues” and similar expressions or the negatives of these terms and other comparable terminology help to identify these forward-looking statements.

Most of the risks, uncertainties and assumptions referred to above are outside Stifel’s and KBW’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to:

•	those discussed and identified in public filings with the SEC made by Stifel or KBW;

•	the inability to close the merger in a timely manner;

•

the inability to complete the merger due to the failure to obtain stockholder adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger, or the failure to satisfy other conditions to completion of the merger, including required regulatory approvals;

•	the failure of the transaction to close for any other reason;

•

the possibility that the integration of KBW’s business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to KBW’s or Stifel’s existing businesses;

•	the challenges of integrating and retaining key employees;

•	the effect of the announcement of the transaction on Stifel’s, KBW’s or the combined company’s respective business relationships, operating results and business generally;

•	the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period;

•	the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger;

•	diversion of management’s attention from ongoing business concerns;

•	general competitive, economic, political and market conditions and fluctuations;

•	actions taken or conditions imposed by the United States and foreign governments;

•	adverse outcomes of pending or threatened litigation or government investigations; and

•	the impact of competition in the industries and in the specific markets in which Stifel and KBW, respectively, operate.

The foregoing list is not exclusive. Additional information concerning these and other risks is discussed under the caption entitled “Risk Factors” beginning on page 45. All forward-looking statements included in this proxy statement/prospectus (including the documents incorporated by reference into this proxy statement/prospectus) and all subsequent written and oral forward-looking statements concerning Stifel, KBW, the Special Meeting, the merger, the related transactions or other matters attributable to Stifel or KBW, or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements above. These forward-looking statements speak only as of the date on which the statements were made and Stifel and KBW expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this proxy statement/prospectus or elsewhere, whether written or oral, relating to the matters discussed in this proxy statement/prospectus.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, in evaluating whether to vote your shares to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger. This summary of risks is not exhaustive. New risks may emerge from time to time and it is not possible to predict all risk factors, nor can we assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements. For further discussion of risk factors relating to the historical business of Stifel, please see the Risk Factors in Stifel’s current filings with the SEC. See “Where You Can Find More Information” beginning on page 146.

Risks Related to the Merger

Because the Market Price of Stifel Common Stock Will Fluctuate, KBW Stockholders Cannot Be Sure of the Value of the Stock Portion of Merger Consideration They Will Receive.

Upon completion of the merger, each share of KBW common stock will be converted into the merger consideration consisting of a combination of (i) $8.00 in cash ($10.00 less the per share extraordinary dividend amount of $2.00), and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the exchange ratio (as described below).

The merger agreement defines a per share extraordinary dividend amount, which reduces the cash consideration by an equal amount up to $2.00, to be equal to (i) the aggregate amount of all dividends paid by KBW after the date of the merger agreement and before the closing date of the merger (other than quarterly dividends consistent with past practice that are paid on or prior to December 31, 2012) (ii) divided by the number of issued and outstanding KBW shares immediately prior to the closing date of the merger. The merger agreement provides that extraordinary dividends will not exceed $2.00. On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share of KBW’s common stock, payable to stockholders of record on December 10, 2012, which was paid on December 17, 2012.

The exchange ratio is subject to a collar and may fluctuate depending on the average of the volume weighted average trading prices of Stifel common stock for each of the ten consecutive trading days ending on the trading day immediately prior to the closing date of the merger. If the average of the daily volume weighted average trading prices of Stifel common stock for such valuation period is between $29.00 and $35.00, then the number of shares of Stifel common stock exchangeable for each share of KBW common stock will be determined by dividing $7.50 by the average of the daily volume weighted average trading prices.

Within the price range prescribed by the collar, the exchange ratio “floats” so as to ensure that the value of Stifel common stock (calculated with reference to the volume weighted average trading prices of Stifel during the valuation period described above) to be received as the stock consideration for each share of KBW common stock will be $7.50, resulting in total consideration of $15.50 (taking into account the per share extraordinary dividend amount of $2.00). However, if the average of the daily volume weighted average trading prices of Stifel common stock used to calculate the exchange ratio is less than or equal to $29.00, the exchange ratio will be fixed at 0.2586 shares of Stifel common stock for each share of KBW common stock. If the average of the daily volume weighted average trading prices of Stifel common stock used to calculate the exchange ratio is greater than or equal to $35.00, the exchange ratio will be fixed at 0.2143 shares of Stifel common stock for each share of KBW common stock. Accordingly, if the average of the daily volume weighted average trading prices of Stifel common stock used to calculate the exchange ratio is less than the low end of the collar, then the value of the stock portion of the consideration (calculated with reference to the volume weighted average trading prices of Stifel during the valuation period described above) to be paid per share of KBW common stock may be less than $7.50, which would result in total consideration of less than $15.50 (taking into account the per share extraordinary dividend amount of $2.00). Conversely, if the average of the daily volume weighted average trading prices of Stifel common stock used to calculate the exchange ratio is greater than the high end of the collar, then such value of the stock portion of the consideration may be greater than $7.50, which would result in total consideration of more than $15.50 (taking into account the per share extraordinary dividend amount of $2.00).

The average trading price over the ten trading days ending on the trading day immediately prior to the closing date of the merger may vary from the closing price of Stifel common stock on the date Stifel and KBW announced the merger, on the date that this document is being mailed to each of the Stifel and KBW stockholders, and on the date of the Special Meeting. Any change in the market price of Stifel common stock prior to completion of the merger will affect the value of the merger consideration that KBW stockholders will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, market assessments of the likelihood that the merger will be completed, and regulatory considerations, among other things. Many of these factors are beyond the control of Stifel and KBW.

Accordingly, at the time of the Special Meeting, KBW stockholders will not know or be able to definitively calculate the actual market value of the Stifel common stock they would receive upon completion of the merger. The actual market value of the shares of Stifel common stock, when received by KBW stockholders, will depend on the market value of those shares on that date. This market value may be less than the value used to determine the exchange ratio, as the ten trading day period used to determine the exchange ratio will occur prior to the consummation of the merger. KBW stockholders are urged to obtain current market quotations for shares of Stifel common stock and KBW common stock, both before and after the Special Meeting.

KBW directors and executive officers have interests that may influence them to support and approve the merger.

Some of the directors and executive officers of KBW may receive certain benefits as a result of the merger, including enhancement in employment terms and continuing indemnification against liabilities. They may also have certain KBW equity awards and existing employment terms that provide them with interests in the merger, such as accelerated vesting of restricted stock awards and restricted stock unit awards in certain circumstances following the closing of the merger, or potential cash severance payments following a qualifying termination following the closing of the merger, that are different from, or are in addition to, the interests of other stockholders in the merger. Certain KBW executive officers have entered into employment agreements or offer letters with Stifel that are conditioned on completion of the merger and provide certain retention and/or severance benefits, as discussed below. As a result, these directors and officers may be more likely to vote to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, than if they did not have these interests. As of the close of business on the record date for the Special Meeting at which the merger agreement will be presented and voted upon, KBW officers and directors beneficially owned and were entitled to vote approximately 3.11% of the outstanding shares of KBW common stock entitled to vote at the meeting. Subsequent to the effective time of the merger, Stifel intends to grant equity awards to certain key KBW employees. For a description of some of these interests, see the sections entitled “Proposal One: The Merger—Interests of Certain Persons in the Merger” and “Proposal One: The Merger Agreement” beginning on page 89 and page 104, respectively, of this proxy statement/prospectus.

The market price of the shares of Stifel common stock may be affected by factors different from those affecting the shares of KBW common stock.

Upon completion of the merger, holders of KBW common stock will become holders of Stifel common stock. The businesses of Stifel differ from those of KBW in certain respects and, accordingly, the results of operations of the combined company and the market price of Stifel common stock following the merger may be affected by factors different from those currently affecting the independent results of operations of Stifel and

KBW. For example, Stifel’s financial performance depends relatively more on its retail brokerage business within its Global Wealth Management segment, which derives its revenues principally from commissions, principal transactions and, asset management and service fees and may be more closely tied to changes in stock prices, trading volumes and liquidity. In addition, as a financial holding company, Stifel is subject to regulation by the Board of Governors of the Federal Reserve System (which we refer to as the Federal Reserve), and its banking subsidiary, Stifel Bank, is subject to regulation by the FDIC, as described in “Part I—Item 1A. Risk Factors—Regulatory and legal developments could adversely affect Stifel’s business and financial condition” on page 16 of Stifel’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 28, 2012, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 146 for the location of information incorporated by reference into this proxy statement/prospectus.

As a result of the merger, the financial performance of the combined firm, from the perspective of current KBW stockholders, will be relatively more subject to the risks associated with Stifel’s retail brokerage businesses. For a discussion of the businesses of Stifel and KBW and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus referred to under “Where You Can Find More Information” beginning on page 146.

The market price of KBW common stock prior to the merger may also not be reflective of KBW’s underlying current operating and financial performance or its longer term prospects because the market price for the KBW shares may be influenced by the share price of Stifel common stock if investors assume that the merger is likely to be completed.

Stifel and KBW may experience difficulties, unexpected costs and delays in integrating their businesses, business models and cultures and the combined company may not realize synergies, efficiencies or cost savings from the merger.

Stifel and KBW have operated and, until the merger is completed, will continue to operate, independently. The success of the combined company following the completion of the merger may depend in large part on the ability to integrate the two companies’ businesses, business models and cultures. In particular, investment banking businesses such as KBW’s and Stifel’s depend to a large degree on the efforts and performance of individual employees whose efforts and performance may be affected by any difficulties in the integration of the businesses. In the process of integrating Stifel and KBW, Stifel may experience difficulties, unanticipated costs and delays. The challenges involved in the integration may include:

•	the necessity of addressing possible differences in corporate cultures and management philosophies;

•	retaining personnel from different companies and integrating them into a new business culture while maintaining their focus on providing consistent, high-quality client service;

•	integrating information technology systems and resources;

•	integrating accounting systems and adjusting internal controls to cover KBW’s operations;

•	unforeseen expenses or delays associated with the transaction;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention to the transaction; and

•	meeting the expectations of clients with respect to the integration.

The integration of certain operations following the transaction will take time and will require the dedication of significant management resources, which may temporarily distract management’s attention from the ongoing businesses of the combined company. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of the combined company.

It is possible that the integration process could result in the loss of key employees, diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain relationships with clients and employees or the ability to achieve the anticipated benefits of the transaction, or could reduce the combined company’s earnings or otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company’s financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company’s core business objectives.

Even if Stifel and KBW are able to integrate such businesses and operations successfully, there can be no assurance that this integration will result in any synergies, efficiencies or cost savings or that any of these benefits will be achieved within a specific time frame. Any of these factors could adversely affect the combined company’s business and results of operations.

If Stifel is unable to integrate KBW personnel successfully or retain key KBW or Stifel personnel after the merger is completed, the combined company’s business may suffer.

Stifel’s ability to obtain and successfully execute its business depends upon the personal reputation, judgment, business generation capabilities and project execution skills of Stifel’s and KBW’s senior professionals. Any management disruption or difficulties in integrating Stifel’s and KBW’s professionals could result in a loss of clients and customers or revenues from clients and customers and could significantly affect the combined company’s business and results of operations.

The success of the merger will depend in part on Stifel’s ability to retain the talents and dedication of the professionals currently employed by Stifel and KBW. It is possible that these employees might decide not to remain with Stifel or KBW while Stifel and KBW work to complete the merger or with Stifel after the merger is completed. If key employees terminate their employment, or insufficient numbers of employees are retained to maintain effective operations, the combined company’s business activities might be adversely affected, management’s attention might be diverted from successfully integrating KBW’s operations to hiring suitable replacements, and the combined company’s business might suffer. In addition, Stifel and KBW might not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

Integration of KBW’s operations with Stifel’s operations may impair Stifel’s ability to achieve the expected benefits of the merger.

Following completion of the transaction, Stifel expects to make changes to certain aspects of each of the companies’ operations to integrate KBW’s operations with those of Stifel. In addition, Stifel expects that the merger could affect each of the companies’ existing client relationships or its ability to enter into new client relationships. Any changes that Stifel makes to each of the companies’ operations, could disrupt their businesses and client relationships and could materially and adversely affect Stifel’s ability to achieve the expected benefits of the transaction and its business and results of operations.

The merger is subject to conditions to closing that could result in the merger being delayed or not consummated, which could negatively impact Stifel’s and KBW’s stock price and the combined company’s future business and operations. In order to obtain required regulatory approvals, Stifel may become subject to conditions that it does not currently anticipate.

The merger is subject to conditions to closing as set forth in the merger agreement, including obtaining the requisite KBW stockholder approval. If any of the conditions to the transaction are not satisfied or, where permissible, not waived, the merger will not be consummated. Failure to consummate the transaction could negatively impact KBW’s stock price, future business and operations, and financial condition. Any delay in the consummation of the merger or any uncertainty about the consummation of the merger may adversely affect the future businesses, growth, revenue and results of operations of Stifel, KBW or the combined company.

The transaction is subject to several U.S., and foreign regulatory or self regulatory organization applications and approvals. Any required regulatory approvals may not be received, or may be received later than anticipated. Regulatory approvals that are received may impose restrictions or conditions that restrict the combined company’s activities or otherwise adversely affect the combined company’s business and results of operations. See the section entitled “Proposal One: The Merger Agreement—Conditions to Complete the Merger” beginning on page 116 for information regarding conditions to closing. See the section entitled “Proposal One: The Merger—Regulatory Approvals” beginning on page 99 for information regarding the regulatory approvals necessary in connection with the merger.

The delay in closing the planned merger could have an adverse effect on KBW’s revenues in the near-term.

To the extent a prolonged delay in completing the planned merger creates uncertainty among KBW’s clients, such delay could have an adverse effect on KBW’s results of operations, and quarterly revenues could be substantially below market expectations and could cause a reduction in the stock price of KBW common stock.

The pro forma financial statements and the unaudited prospective financial information are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements and the unaudited prospective financial information contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. For example, the pro forma financial statements have been derived from the historical financial statements of Stifel and KBW and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the transaction. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the transaction may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the transaction. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 31.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in KBW’s or Stifel’s historical GAAP. These projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of KBW and Stifel. Accordingly, there can be no assurance that KBW’s or Stifel’s financial condition or results of operations will be consistent with those set forth in such forecasts. See the sections entitled “Proposal One: The Merger—Certain KBW Unaudited Prospective Financial Information” and “—Certain Stifel and Combined Company Unaudited Prospective Financial Information” beginning on pages 86 and 87, respectively.

Stifel and KBW expect to incur significant costs associated with the merger.

Stifel estimates that it will incur direct transaction costs of approximately $1.5 million associated with the merger. In addition, KBW estimates that it will incur direct transaction costs of approximately $24.6 million which will be recognized as expenses as incurred. Stifel and KBW believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of the two companies. Although Stifel expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Stifel to offset incremental transaction and merger–related costs over time, this net benefit may not be achieved in the near term, or at all.

The merger may not be accretive and may cause dilution to Stifel’s earnings per share, which may negatively affect the market price of Stifel common stock.

Stifel currently anticipates that the merger will be accretive to earnings per share during the first full calendar year after the merger. This expectation is based on preliminary estimates which may materially change. Stifel could also encounter additional transaction and integration–related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to Stifel’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the price of Stifel common stock.

The shares of Stifel common stock to be received by KBW stockholders if the merger is approved and consummated will have different rights from the shares of KBW common stock.

Upon completion of the merger, KBW stockholders will become Stifel stockholders and their rights as stockholders will be governed by Stifel’s certificate of incorporation and by-laws. The rights associated with KBW common stock are different from the rights associated with Stifel common stock. Please see “Comparison of Rights of Stifel Financial Corp. Stockholders and KBW, Inc. Stockholders” beginning on page 121 for a discussion of the different rights associated with Stifel common stock.

The termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire KBW.

Until the completion of the merger, with limited exceptions, the merger agreement prohibits KBW from entering into an alternative acquisition transaction with, or soliciting any alternative acquisition proposal from, another party. KBW has agreed under certain circumstances to pay Stifel a termination fee equal to $17,255,000, including where the KBW board of directors withdraws its support of the merger to enter into a business combination with a third party. These provisions could discourage other companies from trying to acquire KBW even though those other companies might be willing to offer greater value to KBW stockholders than Stifel has offered in the merger.

The U.S. federal income tax treatment of the transactions contemplated by the merger agreement will not be known at the time of the special meeting, and any position taken that those transactions qualify as a “reorganization” might successfully be challenged by the Internal Revenue Service.

The U.S. federal income tax consequences to KBW stockholders of the transactions contemplated by the merger agreement will depend on whether those transactions qualify as a reorganization under Section 368(a) of the Code. If on or before the closing date KBW receives an opinion from its special counsel, Sullivan & Cromwell LLP, and Stifel receives an opinion from its special counsel, Bryan Cave LLP, in each case relating to certain U.S. federal income tax matters, then KBW and Stifel will each report the transactions as a reorganization under Section 368(a) of the Code. If the transactions qualify as a reorganization under Section 368(a) of the Code, U.S. holders generally will recognize gain, but not loss, on the exchange in an amount equal to the lesser of (i) the amount of cash treated as received in exchange for KBW common stock in the merger or (ii) the excess of the “amount realized” in the transaction (i.e., the fair market value of Stifel common stock at the effective time of the merger plus the amount of cash treated as received in exchange for KBW common stock in the merger) over their tax basis in the surrendered KBW common stock. If either KBW or Stifel does not receive such an opinion, KBW and Stifel will each treat the transactions as a taxable acquisition of the KBW common stock.

Delivery of these opinions is not a condition to the closing of the merger, however, and no assurance can be given that the opinions will be delivered. It will not be known at the time of the special meeting whether the opinions will be delivered and therefore the tax treatment of the transactions will not be known at such time.

Furthermore, even if the opinions are received and the parties treat the transactions as a reorganization under Section 368(a) of the Code, the Internal Revenue Service (the “IRS”) might successfully assert a contrary position. Qualification as a reorganization under Section 368(a) of the Code depends on the satisfaction of a number of requirements, including the value of the Stifel common stock when the merger occurs, the effects of the exchange ratio adjustment provisions in the merger agreement and upon other matters such as the amount of cash that is paid to dissenting KBW stockholders.

Even if the transactions contemplated by the merger agreement qualify as a “reorganization” under Section 368(a) of the Code for U.S. federal income tax purposes, as a result of the cash received in the merger you might recognize all or a significant portion of any gain on the exchange of your KBW common stock.

As a result of the cash treated as received in exchange for KBW common stock in the merger, a U.S. holder of KBW common stock might recognize a significant portion of gain on the exchange, even if the transactions contemplated by the merger agreement qualify as a reorganization under Section 368(a) of the Code.

Risks Related to KBW if the Merger Is Not Completed

If the merger is not completed, the price of KBW common stock and future business and operations could be harmed.

If the merger is not completed, KBW may be subject to the following material risks, among others:

•	KBW may not be able to find a party willing to pay an equivalent or more attractive merger consideration than the consideration offered by Stifel;

•	the price of KBW common stock may decline to the extent that the current market price of KBW common stock reflects an assumption that the merger will be completed;

•	certain of KBW’s costs related to the merger, such as legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed;

•	KBW would not realize the benefits it expects by being part of a combined company with Stifel, as well as the potentially enhanced financial position as a result of being part of the combined company;

•

the diversion of management attention from KBW’s day-to-day business and the unavoidable disruption to its employees and its relationships with clients as a result of efforts and uncertainties relating to KBW’s anticipated merger with Stifel may detract from KBW’s ability to grow revenues and minimize costs, which, in turn may lead to a loss of market position that KBW could be unable to regain if the merger does not occur;

•

under the merger agreement, KBW is subject to certain restrictions on the conduct of its business prior to completing the merger which may affect its ability to execute certain of its business strategies; and

•

KBW may not be able to continue its present level of operations, may need to scale back its business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations.

Stockholders may sell substantial amounts of KBW common stock in the public market, which is likely to depress the price of KBW common stock.

A significant number of shares of KBW common stock may be sold at any time prior to the merger. If KBW’s current stockholders sell KBW common stock in the public market prior to the merger, it is likely that arbitrageurs will acquire such shares. These arbitrageurs would likely sell all such shares in the public market immediately following any announcement, or anticipated announcement, that the merger with Stifel failed, or will likely fail, to close for regulatory or other reasons, which in turn would likely cause the market price of KBW common stock to decline.

In addition to the other negative effects on KBW, all such sales of KBW common stock might make it more difficult for KBW to sell equity or equity-related securities in the future if the merger with Stifel is not completed.

Risks Relating to KBW

KBW is, and will continue to be, subject to the risks described in Part I, Item 1A in KBW’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 28, 2012, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 146 for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to Stifel

You should carefully consider the risks described below in addition to the other information set forth in this proxy statement/prospectus, as well as in Part I, Item 1A in Stifel’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 28, 2012, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 146 for the location of information incorporated by reference into this proxy statement/prospectus.

Stifel’s results of operations may be adversely affected by conditions in the global financial markets and economic downturn.

Stifel is engaged in various financial services businesses. As such, it is generally affected by domestic and international macroeconomic and political conditions, including levels of economic output, interest and inflation rates, employment levels, consumer confidence levels, and fiscal and monetary policy. These conditions may directly and indirectly impact a number of factors in the global financial markets that may be detrimental to Stifel’s operating results, including the levels of trading, investing, and origination activity in the securities markets, security valuations, and the absolute and relative level and volatility of interest rates.

During the last five years Stifel has experienced operating cycles during generally weak and uncertain U.S. and global economic conditions, including lower levels of economic output, artificially maintained levels of historically low interest rates, high rates of unemployment, and significant uncertainty with regards to fiscal and monetary policy both domestically and abroad. These conditions have led to several factors in the global financial markets that have negatively impacted Stifel’s net revenue and profitability. While select factors indicate signs of improvement, significant uncertainty remains. A period of sustained downturns and/or volatility in the securities markets, further reductions to the general level of short term interest rates, a return to increased dislocations in the credit markets, and other negative market factors may significantly impair Stifel’s revenues and profitability. Stifel may experience a decline in commission revenue from a lower volume of trades it executes for its clients, a decline in fees from reduced portfolio values of securities managed on behalf of its clients, a reduction in revenue from the number and size of transactions in which it provides underwriting, financial advisory and other services, losses sustained from its customers and market participants failure to fulfill their settlement obligations, reduced net interest earnings, and other losses. These periods of reduced revenue and other losses may be accompanied by periods of reduced profitability because certain of Stifel’s expenses, including, but not limited to, its interest expense on debt, rent and facilities and salary expenses, are fixed and, its ability to reduce them over short periods of time is limited.

In August 2011, the credit rating agency Standard & Poor’s (“S&P”) lowered its long term sovereign credit rating on the U.S. from AAA to AA+, while maintaining a negative outlook. The downgrade reflected S&P’s view that an August 2011 agreement of U.S. lawmakers regarding the debt ceiling fell short of what would be necessary to stabilize the U.S. government’s medium term debt dynamics. The two other major credit rating agencies did not downgrade their previously issued U.S. sovereign credit ratings. The current uncertainty over the U.S. fiscal policy, commonly referred to as the “fiscal cliff,” and the resulting tax increases and spending cuts in the U.S. in 2013 could lead to future or further downgrades of the U.S. sovereign credit rating by one or more of the major credit rating agencies. Stifel has specific concerns relating to such downgrades, which could have material adverse impacts on financial markets and economic conditions in the U.S. and throughout the world and, in turn, could have a material adverse effect on Stifel’s business, financial condition and liquidity. Because of the unprecedented nature of any negative credit rating actions with respect to U.S. government obligations, the ultimate impacts on global markets and Stifel’s business, financial condition and liquidity are unpredictable and may not be immediately apparent.

Additionally, the negative impact on economic conditions and global markets from further European Union’s (“EU”) sovereign debt matters could adversely affect Stifel’s business, financial condition and liquidity. Concerns about the EU sovereign debt have caused uncertainty and disruption for financial markets globally, and continued uncertainties loom over the outcome of the EU’s financial support programs and the possibility that other EU member states may experience similar financial troubles.

Stifel’s businesses and earnings are affected by the fiscal and other policies adopted by various regulatory authorities of the U.S., non-U.S. governments and international agencies. The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the U.S. The federal policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments. The market impact from such policies can also materially decrease the value of certain of Stifel’s financial assets, most notably debt securities. Changes in the federal policies are beyond Stifel’s control and, consequently, the impact of these changes on Stifel’s activities and results of its operations is difficult to predict.

U.S. state and local governments also continue to struggle with budget pressures caused by the recent recession, and concerns regarding municipal issuer credit quality, which may be exacerbated by federal spending cuts that could occur as a result of or in connection with the fiscal cliff. If these trends continue, investor concerns could potentially reduce the number and size of transactions in which Stifel participates and in turn reduce investment banking revenues. The number and size of transactions in which Stifel participates may also be negatively impacted by tax increases as a result of or in connection with the fiscal cliff.

In addition, in certain transactions, Stifel is required to post collateral to secure its obligations to its counterparties. In the event of a bankruptcy or insolvency proceeding involving such counterparties, Stifel may experience delays in recovering its assets posted as collateral or may incur a loss to the extent that a counterparty was holding collateral in excess of Stifel’s obligation to such counterparty. There is no assurance that any such losses would not materially and adversely affect Stifel’s business, financial condition, and results of operations.

Stifel is subject to risks of legal proceedings, which may result in significant losses to it that it cannot recover. Claimants in these proceedings may be customers, employees, or regulatory agencies, among others, seeking damages for mistakes, errors, negligence or acts of fraud by Stifel’s employees.

Many aspects of Stifel’s business subject it to substantial risks of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the financial services industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against broker-dealers and their employees for, among others, negligence, fraud, unauthorized trading, suitability, churning, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by financial advisors or traders, improper recruiting activity and failures in the processing of securities transactions. These types of claims expose Stifel to the risk of significant loss. Acts of fraud are difficult to detect and deter, and while Stifel believes its supervisory procedures are reasonably designed to detect and prevent violations of applicable laws, rules and regulations, Stifel cannot assure investors that its risk management procedures and controls will prevent losses from fraudulent activity. In Stifel’s role as underwriter and selling agent, it may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against Stifel could be material.

Stifel was named in a civil lawsuit filed in Wisconsin state court in September 2008 against it, Stifel Nicolaus, Royal Bank of Canada Europe Ltd. (“RBC”) and certain other RBC entities. The action, and the SEC action described below, arises out of Stifel’s role in investments made by five Southeastern Wisconsin school districts (the “school districts”) in transactions involving collateralized debt obligations (“CDOs”). The school districts each formed trusts that made an aggregate of $200 million of investments in CDOs designed to address their other post-employment benefit (“OPEB”) liabilities, and we refer to these trusts as the “OPEB trusts”. The RBC entities structured and served as “arranger” for the CDOs, and Stifel served as the placement agent/broker in connection with the transactions. As Stifel previously disclosed, it entered into a settlement of this lawsuit in March 2012. The settlement provides the potential for the plaintiffs to obtain significant additional damages from the RBC entities. The school districts are continuing their lawsuit against RBC, and Stifel is pursuing claims against the RBC entities to recover payments it has made to the school districts and for amounts owed to the OPEB trusts. Subsequent to the settlement, RBC asserted claims against the school districts, and Stifel for fraud, negligent misrepresentation, strict liability misrepresentation and information negligently provided for the guidance of others based upon Stifel’s role in connection with the school districts’ purchase of the CDOs. RBC has also asserted claims against Stifel for civil conspiracy and conspiracy to injure in business based upon Stifel’s settlement with the school districts and pursuit of claims against the RBC entities.

In addition, the SEC filed a civil lawsuit against Stifel in Wisconsin federal district court in August 2011 relating to its role in the above transactions. The SEC has asserted claims under both the Securities Act and the Exchange Act, including Rule 10b-5 of the Exchange Act, alleging both misrepresentations and omissions in connection with the sale of the CDOs to the school districts, as well as the allegedly unsuitable nature of the CDOs. On October 31, 2011, Stifel filed a motion to dismiss the action for failure to state a claim. The federal district court granted in part and denied in part such motion to dismiss. As to those portions of the motion that were granted, the SEC was granted leave to replead, which it has since done by filing an amended complaint.

Although Stifel believes it has meritorious defenses to claims asserted in the SEC’s lawsuit and to the cross-claim filed against it by RBC, and that Stifel has established adequate reserves for losses in these matters, Stifel may be unsuccessful in those defenses (and it may be unsuccessful in its cross-claim against RBC) and the claims could result in losses in excess of Stifel’s reserves that may be material.

On April 28, 2010, FINRA commenced an administrative proceeding against Thomas Weisel Partners LLC (“TWP”), which company Stifel acquired effective July 1, 2010, involving a transaction allegedly undertaken by a former employee in which approximately $15.7 million of ARS were sold from a TWP account to the accounts of three customers. FINRA alleged that TWP violated various NASD and FINRA rules, as well as Section 10(b)

of the Exchange Act and Rule 10b-5 promulgated thereunder. TWP’s answer denied the substantive allegations and asserted various affirmative defenses. TWP repurchased the ARS at issue from the customers at par. FINRA sought fines and other relief against TWP and the former employee.

On November 8, 2011, a FINRA hearing panel fined TWP $0.2 million for not having adequate supervisory procedures governing principal transactions in violation of NASD rules and ordered TWP to pay certain administrative fees and costs. The FINRA hearing panel dismissed all other charges against TWP and the former employee. On July 25, 2012, the National Adjudicatory Council considered FINRA’s appeal of the FINRA hearing panel’s decision, which has not yet been determined.

On January 16, 2012, Stifel and Stifel Nicolaus were named as defendants in a suit filed in Wisconsin state court with respect to Stifel Nicolaus’ role as initial purchaser in a $50.0 million bond offering under Rule 144A in January 2008. The bonds were issued by the Lake of the Torches Economic Development Corporation (“EDC”) in connection with certain new financing for the construction of a proposed new casino, as well as refinancing of indebtedness involving Lac Du Flambeau Band of Lake Superior Chippewa Indians (the “Tribe”), who are also defendants in the action, together with Godfrey & Kahn, S.C. (“G&K”), who served as both issuer’s counsel and bond counsel in the transaction. In an action in federal court in Wisconsin related to the transaction, EDC was successful in asserting before the district court that the underlying bond indenture was void as an unapproved “management contract” under National Indian Gaming Commission regulations, and that accordingly the Tribe’s waiver of sovereign immunity contained in the indenture was void. The United States Court of Appeals for the Seventh Circuit subsequently affirmed that the indenture was void and remanded the case back to the district court for further proceedings. Thereafter, a new federal action was commenced regarding, among other things, the validity of the bond documents other than the bond indenture. Stifel and Stifel Nicolaus are defendants in this new federal action.

Saybrook Tax Exempt Investors LLC, a qualified institutional buyer and the sole bondholder through its special purpose vehicle LDF Acquisition LLC (collectively, “Saybrook”), and Wells Fargo Bank, NA, indenture trustee for the bonds (collectively, “plaintiffs”), brought the above-referenced Wisconsin state court suit against EDC, Stifel and G&K, based on alleged misrepresentations about the enforceability of the indenture and the bonds and the waiver of sovereign immunity. The parties have agreed to stay the state court action until the federal court rules on whether it has jurisdiction over the new federal action. Saybrook is the plaintiff in the new federal action and in the state court action. The plaintiffs allege that G&K represented in various legal opinions issued in the transaction, as well as in other documents associated with the transaction, that (i) the bonds and indenture were legally enforceable obligations of EDC and (ii) EDC’s waivers of sovereign immunity were valid. The claims asserted against Stifel are for alleged breaches of implied warranties of validity and title, securities fraud and statutory misrepresentation under Wisconsin state law, intentional and negligent misrepresentations relating to the validity of the bond documents and the Tribe’s waiver of its sovereign immunity. To the extent EDC does not fully perform its obligations to Saybrook pursuant to the bonds, the plaintiffs seek a judgment for rescission, restitutionary damages, including the amounts paid by the plaintiffs for the bonds, and costs; alternatively, the plaintiffs seek to recover damages, costs and attorneys’ fees from Stifel. On May 2, 2012, Stifel filed a motion to dismiss all of the claims alleged against it and Stifel Nicolaus in the new federal court action. The case is currently stayed while the federal court considers whether it has jurisdiction over the lawsuit. If the federal court determines it does not have jurisdiction, claims will continue to be litigated in the Wisconsin state court action. While there can be no assurance that Stifel will be successful, it believes it has meritorious legal and factual defenses to the matter, and Stifel intends to vigorously defend the claims but there can be no assurance that it will be successful.

On December 13, 2012, Stifel Nicolaus was named as a defendant in a suit filed in Lac Courte Oreilles Tribal Court in Wisconsin by the Lac Courte Oreilles Band of Lake Superior Chippewa Indians of Wisconsin (the “Oreilles Band”). The lawsuit relates to the alleged actions of Stifel Nicolaus, including by and through a former employee, in public finance transactions in 2003 and 2006. The lawsuit accuses Stifel of breaching alleged fiduciary duties by failing to disclose or concealing certain facts relating to the purchase by Stifel

Nicolaus of approximately $31.3 million of bonds issued by the Oreilles Band which were used to, among other things, refund and repurchase various bonds issued by the Oreilles Band in 2003. Stifel is in the early stages of analyzing the underlying facts and the legal claims asserted in the lawsuit. Stifel believes meritorious legal and factual defenses exist and intend to defend the claims vigorously.

While Stifel does not expect the outcome of any existing claims against it to have a material adverse impact on its business, financial condition or results of operations, it cannot assure you that these types of proceedings will not materially and adversely affect it. Stifel does not carry insurance that would cover payments regarding these liabilities, except for insurance against certain fraudulent acts of Stifel’s employees. In addition, Stifel’s bylaws provide for the indemnification of Stifel’s officers, directors and employees to the maximum extent permitted under Delaware law. In the future, Stifel may be the subject of indemnification assertions under these documents by its officers, directors or employees who have or may become defendants in litigation. These claims for indemnification may subject Stifel to substantial risks of potential liability.

THE SPECIAL MEETING

Date, Time and Place; Attending the Special Meeting

The Special Meeting will take place on February 12, 2013, at 1271 Avenue of the Americas (Time Life Building), Luce Room, New York, New York, commencing at 10:00 a.m., Eastern time. Check in will begin at 9:30 a.m., Eastern time, and you should allow ample time for check-in procedures.

You are entitled to attend the Special Meeting only if you were a KBW stockholder as of the close of business on December 24, 2012 or hold a valid proxy for the Special Meeting. You should be prepared to present photo identification (a driver’s license or passport is preferred) for admittance. In addition, if you are a stockholder of record, your name is subject to verification against the list of stockholders of record on the record date prior to being admitted to the meeting. If you are not a stockholder of record but hold shares through a broker or nominee (i.e., in “street name”), you should be prepared to provide proof of beneficial ownership on the record date, such as your most recent account statement or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Special Meeting.

Matters to be Considered

At the Special Meeting, KBW stockholders will be asked to vote on the following proposals:

1.	To adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger;

2.	To approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger; and

3.	To approve the adjournment of the Special Meeting, if necessary, for any purpose, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, at the time of the Special Meeting.

A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement and the other information contained in this proxy statement/prospectus (including the documents incorporated by reference into this proxy statement/prospectus) carefully before deciding how to vote.

Record Date; Stock Entitled to Vote

Holders of record are entitled to vote only if you were a KBW stockholder as of the close of business on December 24, 2012, the record date, provided that such shares remain outstanding on the date of the meeting.

Each share of KBW common stock is entitled to one vote for each matter to be voted on.

On December 24, 2012, there were 34,557,980 shares of KBW common stock outstanding and entitled to vote at the Special Meeting held by approximately 83 stockholders of record.

Quorum

The holders of shares entitled to cast a majority of the total votes of the outstanding shares of KBW common stock on December 24, 2012, the record date, present in person or represented by proxy at the Special Meeting and entitled to vote, will constitute a quorum for the transaction of business at the Special Meeting. Abstentions and “broker non-votes” are counted for purposes of determining the presence or absence of a quorum.

Vote Required

The following are the vote requirements for the various proposals:

•

Adoption of the Merger Agreement and Thereby the Approval of the Transactions Contemplated by the Merger Agreement, Including the Merger: You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger. To adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, the holders of a majority of the outstanding shares of KBW common stock must vote “FOR” the adoption of the merger agreement thereby the approval of the transactions contemplated by the merger agreement, including the merger. Because approval is based on the affirmative vote of a majority of the shares outstanding, your failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the adoption of the merger agreement and thereby “AGAINST” the approval of the transactions contemplated by the merger agreement, including the merger.

•

Approval, by a Non-Binding Advisory Vote, of Certain Compensation Arrangements. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to the compensation proposal at the Special Meeting. The affirmative vote of a majority of the shares of KBW common stock represented (in person or by proxy) at the Special Meeting and entitled to vote on the proposal is required for such proposal to pass. For the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger, any share of KBW common stock represented in person or by proxy at the Special Meeting but abstaining from voting will have the same effect as a vote cast “AGAINST” this proposal. Shares of KBW common stock not represented in person or by proxy at the Special Meeting and broker non-votes will have no effect on the vote count for the KBW proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger.

•

Approval of the Adjournment of the Special Meeting. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to the adjournment proposal at the Special Meeting. The affirmative vote of a majority of the shares of KBW common stock represented (in person or by proxy) at the Special Meeting and entitled to vote on the proposal is required for such proposal to pass. For the proposal to adjourn the Special Meeting, any share of KBW common stock represented in person or by proxy at the Special Meeting but abstaining from voting will have the same effect as a vote cast “AGAINST” this proposal. Shares of KBW common stock not represented in person or by proxy at the Special Meeting and broker non-votes will have no effect on the proposal to adjourn the Special Meeting.

Abstentions

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. For each of the proposals to be considered at the Special Meeting, including the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger and the adjournment proposal, abstentions have the same effect as a vote “AGAINST” such proposals.

Voting of Proxies by Holders of Record

If your shares are registered directly in your name with KBW’s transfer agent, you are considered the stockholder of record with respect to those shares and this proxy statement/prospectus is being sent directly to you by KBW. As a stockholder of record, you have the right to grant your proxy directly to KBW or to vote in person at the Special Meeting. KBW has enclosed a proxy card for your use. As a stockholder of record, you may submit a proxy for your shares by using the toll–free number or the Internet website by following the instructions on your proxy card for using these quick, cost–effective and easy methods for submitting proxies. You also may submit a proxy in writing by simply filling out, signing and dating your proxy card and mailing it in the prepaid envelope included with this proxy statement/prospectus. If you submit a proxy by telephone or the Internet website, please do not return your proxy card by mail. You will need to follow the instructions when you submit a proxy using any of these methods to make sure your shares will be voted at the meeting.

If you hold shares through a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following the instructions that the broker or nominee provides to you with these materials. See “—Shares Held in Street Name” below.

You also may vote by submitting a ballot in person if you attend the Special Meeting. However, we encourage you to submit a proxy by mail by completing your proxy card, by telephone or via the Internet even if you plan to attend the Special Meeting. You will also need to present photo identification and comply with the other procedures described above in “The Special Meeting—Date, Time and Place; Attending the Special Meeting” on page 57. Giving a proxy will not affect your right to vote your KBW shares if you attend the Special Meeting and want to vote in person.

Your vote is important. Accordingly, please submit your proxy by telephone, through the Internet or by mail, whether or not you plan to attend the Special Meeting in person. Proxies must be received by 11:59 p.m., Eastern time, on February 11, 2013.

Shares Held in Street Name

If your shares are held in a brokerage account, bank account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and this proxy statement/prospectus is being forwarded to you by your broker, bank or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Special Meeting unless you obtain a legal proxy from the broker, bank or nominee that holds your shares, giving you the right to vote the shares instead of the broker, bank or nominee holding your shares. Your broker, bank or nominee has enclosed voting instructions for your use in directing your broker, bank or nominee how to vote your shares.

If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a broker non–vote. In these cases, the broker can register your shares as being present at the meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required. Under the current rules of the NYSE, we believe that brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, or to vote on the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger or the adjournment of the Special Meeting. Accordingly, a broker non–vote will have the same effect as a vote “AGAINST” adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger. Broker non-votes will have no effect on the proposal to approve, by non-binding advisory vote, certain compensation arrangements or the proposal to adjourn the Special Meeting.

Revocability of Proxies

A proxy submitted through the Internet or by telephone may be revoked by (i) executing a later-dated proxy card that is received prior to 11:59 p.m., Eastern time, on February 11, 2013, (ii) subsequently submitting a new proxy through the Internet or by telephone prior to 11:59 p.m., Eastern time, on February 11, 2013 (iii) attending the Special Meeting and voting in person, or (iv) giving written notice to our General Counsel and Corporate Secretary at 787 Seventh Avenue, New York, New York 10019. A proxy submitted by proxy card may be revoked before the vote is cast by the designated proxy by (i) giving written notice to our General Counsel and Corporate Secretary at 787 Seventh Avenue, New York, New York 10019, (ii) subsequently submitting another proxy bearing a later date or (iii) attending the Special Meeting and voting in person. Attending the Special Meeting without voting will not revoke your previously submitted proxy.

KBW stockholders whose shares are held in the name of a broker or nominee may change their votes by submitting new voting instructions to their brokers or nominees. Those KBW stockholders may not vote their shares in person at the Special Meeting unless they obtain a signed proxy from the stockholder of record giving them the right to vote their shares.

Independent Election Inspector

KBW has retained Broadridge Financial Solutions, Inc. to receive and tabulate the votes in connection with the Special Meeting. KBW has also retained through Broadridge Financial Solutions, Inc. an election inspector that will certify the results and perform any other acts required by the Delaware General Corporation Law.

Solicitation of Proxies

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the KBW board of directors to be voted at the Special Meeting.

KBW is paying for costs associated with the preparation of the proxy statement/prospectus and related materials and solicitation of proxies from KBW’s stockholders for the Special Meeting. Although there are no formal agreements to do so, KBW will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses incurred in sending proxy materials to KBW’s stockholders and beneficial owners of KBW common stock in accordance with applicable rules. KBW has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies for the meeting and KBW estimates it will pay D.F. King a fee of approximately $19,500. KBW has also agreed to reimburse D.F. King for reasonable out–of–pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify D.F. King against certain losses, costs and expenses. In addition to solicitation by mail, KBW’s directors, officers and employees may solicit proxies in person, by telephone, by fax or by electronic or other means of communication, but they will not receive special compensation for such activities.

PROPOSAL ONE: THE MERGER

The following is a discussion of the proposed merger and the merger agreement. This is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference herein. You are urged to read this entire proxy statement/prospectus, including the merger agreement and the documents incorporated by reference into this proxy statement/prospectus, for a more complete understanding of the merger.

Structure of the Merger

Transaction Structure

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, Merger Sub will be merged with and into KBW, with KBW surviving the merger and becoming a wholly-owned subsidiary of Stifel. Following the merger, KBW shall be merged with and into the Successor Sub, whereupon the Successor Sub will be the surviving limited liability company as a direct wholly owned subsidiary of Stifel.

Merger Consideration

In the merger, each issued and outstanding share of KBW common stock (other than shares owned by KBW as treasury stock, shares of KBW common stock owned by Stifel, shares for which appraisal rights have been properly exercised and perfected under the General Corporation Law of the State of Delaware and certain shares of KBW common stock subject to continuing restricted share awards, continuing RSU awards and other equity awards) will be automatically converted into the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the per share extraordinary dividend amount of $2.00) and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the exchange ratio, as described below.

The merger agreement defines a per share extraordinary dividend amount, which reduces the cash consideration by an equal amount up to $2.00, to be equal to (i) the aggregate amount of all dividends paid by KBW after the date of the merger agreement and before the closing date of the merger (other than quarterly dividends consistent with past practice that are paid on or prior to December 31, 2012) (ii) divided by the number of issued and outstanding KBW shares immediately prior to the closing date of the merger. The merger agreement provides that extraordinary dividends will not exceed $2.00. On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share of KBW’s common stock, payable to stockholders of record on December 10, 2012, which was paid on December 17, 2012.

The exchange ratio is subject to a collar and may fluctuate depending on the average of the volume weighted average trading prices of Stifel common stock for each of the ten consecutive trading days ending on the trading day immediately prior to the closing date of the merger. If the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period is between $29.00 and $35.00, then KBW stockholders will receive a number of shares of Stifel common stock equal to a fraction, the numerator of which equals $7.50 and the denominator of which is the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period, rounding the result to the nearest 1/10,000, as the stock consideration for each share of KBW common stock.

Within the price range prescribed by the collar, the exchange ratio “floats” so as to ensure that the value of Stifel common stock (calculated with reference to the volume weighted average trading prices of Stifel during the valuation period described above) to be received as the stock consideration for each share of KBW common stock will be $7.50 resulting in total consideration of $15.50 (taking into account the per share extraordinary dividend amount of $2.00). However, if the average of the volume weighted average trading prices of Stifel common stock on each day during the valuation period is less than or equal to $29.00, the exchange ratio will be fixed at 0.2586 shares of Stifel common stock for each share of KBW common stock. If the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is greater than or equal to $35.00, the exchange ratio will be fixed at 0.2143 shares of Stifel common stock for each share of KBW common stock. Accordingly, if the average of the daily volume weighted average trading prices of Stifel common stock used to calculate the exchange ratio is less than the low end of the collar, then the value of the stock portion of the consideration (calculated with reference to the volume weighted average trading prices of Stifel during the valuation period described above) to be paid per share of KBW common stock may be less than $7.50, which would result in total consideration of less than $15.50 (taking into account the per share extraordinary dividend amount of $2.00). Conversely, if the average of the daily volume weighted average trading prices of Stifel common stock used to calculate the exchange ratio is greater than the high end of the collar, then such value of the stock portion of the consideration may be greater than $7.50, which would result in total consideration of more than $15.50 (taking into account the per share extraordinary dividend amount of $2.00).

The following examples illustrate how the exchange ratio works under different pricing scenarios during the valuation period described above:

Average VWAP ($)	Exchange Ratio	Equity Consideration ($)	Cash Consideration ($)(1)	Total Consideration ($)
(i) Average of the volume weighted average price of less than or equal to $29.00:
27.05	0.2586	7.00(3)	8.00	15.00(4)
(ii) Average of the volume weighted average price of between $29.00 and $35.00:
32.36(2)	0.2318	7.50(3)	8.00	15.50
(iii) Average of the volume weighted average price of greater than or equal to $35.00:
37.35	0.2143	8.00(3)	8.00	16.00(4)

(1)	The cash consideration is calculated as $10.00 less the $2.00 extraordinary dividend declared on November 29, 2012 and paid on December 17, 2012.
(2)	The average of the daily volume weighted average trading price per share of Stifel common stock on the last ten trading days before November 2, 2012 (the announcement of the merger agreement).

(3)	Calculated with reference to the volume weighted average trading prices of Stifel during the valuation period described above.
(4)	Based on illustrative Stifel share prices and average VWAP. The total consideration will vary, and the exchange ratio will remain fixed, if the average of the volume weighted average trading prices of Stifel common stock during the valuation period is greater than or equal to $35.00 or less than or equal to $29.00.

Holders of KBW common stock will receive cash in lieu of any fractional shares of Stifel common stock they otherwise would have received in the merger. Each KBW stockholder who would otherwise have been entitled to receive a fraction of a share of Stifel common stock will receive an amount in cash (without interest and subject to withholding taxes) equal to the product obtained by multiplying (1) the fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled (rounded to the nearest one-hundredth of a share) by (2) the average of the daily volume weighted average trading prices of Stifel common stock on each of the ten trading days prior to the closing date of the merger.

The merger agreement provides that the exchange ratio will be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reclassification or other similar change with respect to Stifel common stock or KBW common stock, or securities convertible or exchangeable into or exercisable into Stifel common stock or KBW common stock, with a record date occurring on or after the date of the merger agreement and prior to the effective time of the merger.

The exchange ratio will be determined shortly before completion of the merger. On December 31, 2012, the latest practicable date before the date of this proxy statement/prospectus, Stifel common stock closed on the NYSE, at $31.97. The average of the daily volume weighted average trading price per share of Stifel common stock on the last ten trading days before December 31, 2012, was $31.6984. If this were the volume weighted average trading price per share of Stifel common stock used to calculate the exchange ratio, the exchange ratio would be 0.2366, which would result in total consideration of $15.56. The actual exchange ratio and, accordingly, the actual number of shares of Stifel common stock issued in respect of each share of KBW common stock in the merger, may differ from this example and will not be known at the Special Meeting because the valuation period will not be complete until after the Special Meeting.

Background of the Merger

The Stifel board of directors, together with its senior management, continually reviews, considers and evaluates the securities industry and considers acquisitions on a strategic and opportunistic basis. Historically, Stifel has grown its business both organically and through acquisitions. Over the past several years, Stifel has completed and successfully integrated a number of acquisitions, including its acquisitions of the capital markets business of Legg Mason from Citigroup in December 2005; Ryan Beck, a full-service brokerage and investment banking firm, in February 2007; First Service Financial Company, now Stifel Bank & Trust, a St. Louis-based bank, in April 2007; Butler Wick, a privately-held broker-dealer, in December 2008; specified branches from the UBS Wealth Management Americas branch network from UBS Financial Services in the third and fourth quarters of 2009; Thomas Weisel Partners Group, Inc., a full-service brokerage and investment banking firm, in July 2010; and Stone & Youngberg LLC, a full-service brokerage and investment banking firm, in October 2011. The focus of these acquisitions has been to expand Stifel’s client base, the range of financial services and products available to its clients and its geographic reach, all to develop and enhance Stifel’s position as a premier middle-market focused investment bank.

KBW’s management and board of directors have periodically reviewed strategic opportunities as part of KBW’s goal to deliver stockholder value. These reviews have included both consideration of possible acquisitions and other expansion opportunities and possible combinations with a larger institution.

KBW has been adversely affected by the general economic downturn and the specific decline in the volume of capital raising opportunities, strategic transactions and trading volume in the securities of financial services companies. These developments have had a particularly significant effect on its core businesses of investment banking (including mergers and acquisitions and other strategic advisory services and equity and fixed income securities offerings) and equity and fixed income sales and trading.

Following reporting record revenue results for 2010, the global economic slowdown and the challenging environment for KBW’s core businesses led to a sharp decline in the firm’s revenues. Revenues in 2010 were $425.9 million and subsequently declined to $264.5 million in 2011 and $230.1 million for the twelve month period ending on September 30, 2012.

In order to address the revenue pressures in KBW’s core businesses, commencing in the third quarter of 2011, KBW’s board of directors and senior management undertook significant steps to reduce KBW’s workforce and other costs to better align its resources to the business environment in which it operated. Specifically, KBW reduced its headcount to better match the declining revenue opportunities, worked to reduce its non-compensation expenses which constituted a growing percentage of the firm’s revenues as revenues declined and exited growth initiatives, some of which were still in the development phase. These steps resulted in a reduction in headcount from 596 on June 30, 2011 to 448 as of September 30, 2012, the firm’s exit from the asset management business, elimination of the firm’s efforts in real estate investment banking and the exit of its operations in Asia.

In light of continuing market pressure in 2012, KBW senior management began to consider potential additional cost saving programs to further align KBW’s resources as a stand-alone entity to then-existing market conditions. As a result of this analysis, KBW’s senior management and board of directors concluded that, absent a significant improvement in economic conditions, continuing down a stand-alone path would require substantial changes in its current business operations in a manner that could limit KBW’s ability to effectively and quickly respond to an improvement in market conditions, which could also be damaging to the value of the KBW franchise. Without these substantial changes, the KBW board and senior management considered the value of the KBW franchise as largely intact despite continuing market pressures. In addition, the KBW board and senior management began to see structural disadvantages of KBW’s cash equities business compared to some of its larger competitors and thought that the value of its business could be maximized in a combination with another firm. Accordingly, in the first half of 2012, KBW’s board of directors and senior management began to consider whether there would be more value to stockholders in a strategic transaction.

Between March and June of 2012, Andrew M. Senchak, the Chairman of the board of directors of KBW, in consultation with Thomas B. Michaud, President, Chief Executive Officer and Vice Chairman of KBW and with KBW’s board of directors, had exploratory conversations with representatives of several different potential counterparties regarding the possibility of a strategic transaction. In several cases, these conversations were initiated by investment bankers on behalf of financial services clients. These conversations were preliminary and no specific transaction or deal terms were discussed. None of the potential counterparties expressed serious interest in pursuing or continuing to explore a potential transaction with KBW. During the same period, Messrs. Senchak and Michaud also explored potential acquisitions of other companies as a possible strategy to leverage KBW’s existing expense base, but such efforts did not result in any potential transactions sufficiently attractive for KBW to merit serious discussions.

In June 2012, Messrs. Senchak and Michaud approached the board of directors to seek authority to initiate exploratory discussions with three specific parties which they had both identified as the most likely counterparties for a possible strategic transaction. This judgment was based on their knowledge of the financial services industry generally and the businesses and financial positions of these three specific entities as well as informal discussions with potential financial advisors. In identifying these parties, Messrs. Senchak and Michaud and the rest of the KBW board took into account strategic fit, nature of the parties’ businesses and execution and regulatory risk of a transaction, among other things. The board of directors authorized Messrs. Senchak and Michaud to approach these potential counterparties about a strategic transaction.

Messrs. Senchak and Michaud had some preliminary discussions regarding a strategic transaction with Ronald J. Kruszewski, Chairman of the board of directors, President, and Chief Executive Officer of Stifel. On July 19, 2012, Messrs. Senchak and Michaud met with Mr. Kruszewski for more extensive exploratory discussions. During this meeting, Mr. Kruszewski expressed interest in exploring a strategic transaction and on July 26, 2012, KBW and Stifel entered into a confidentiality agreement in order to provide to each other non-public information about the respective businesses of each company. Stifel began preliminary due diligence on KBW based on the initial materials provided and on publicly available information, and the parties continued their discussions to determine whether a combination might be feasible and how that combination might be structured. On August 10, 2012, KBW and Stifel entered into an amendment to their confidentiality agreement providing for a clause restricting the solicitation of each other’s employees in order to proceed with more detailed discussions and due diligence.

In August 2012, Messrs. Senchak and Michaud had a meeting with senior management of the second of the three potential counterparties, referred to as Party A. Later that month, Mr. Michaud met again with senior management of Party A. While generally interested in a combination with KBW, Party A did not wish to proceed at that time. Accordingly, the discussions with Party A did not involve any proposal or discussion of any specific deal terms and terminated after these two meetings.

In late August and early September 2012, Messrs. Senchak and Michaud met with the third potential counterparty, which we refer to as Party B. In a follow-up conversation with Mr. Michaud, Party B focused on the compatibility of some aspects of KBW’s core businesses with Party B’s current strategy and expressed the view that a combination of their respective businesses was not compatible with the strategy Party B was then pursuing. Accordingly, the discussions with Party B did not involve any proposal or discussion of any specific deal terms, either, and terminated after these two conversations.

During late August and the month of September 2012, KBW and Stifel intensified their discussions and KBW’s senior management began to work through structural and organizational matters. During that time, Mr. Michaud and Robert S. Giambrone, Chief Financial and Administrative Officer and Executive Vice President of KBW, had several telephone conversations with Mr. Kruszewski about their respective assumptions regarding KBW’s businesses and the proposed transaction which assumptions would form part of the basis of each party’s expectations with respect to the merger consideration to KBW stockholders in a proposed transaction. On September 26, 2012, Mr. Michaud updated the KBW board regarding his and Mr. Giambrone’s discussions with Mr. Kruszewski. At such meeting, the KBW board determined that in order for conversations with Stifel to continue, there should be an expectation on both sides that, subject to Stifel’s due diligence review of KBW, the consideration per KBW share in a proposed transaction would be around $10.00 in cash and a fraction of a share of Stifel common stock equal to an exchange ratio between 0.287 and 0.3 with a separate retention pool of $40 to $50 million for KBW to retain its key employees after announcement of a transaction. The proposed retention pool was intended to retain a significant group of KBW’s significant revenue generating employees after the announcement of a transaction. Later on September 26, 2012, Mr. Michaud communicated to Mr. Kruszewski KBW’s expectation with respect to the merger consideration and retention pool and, subject to Stifel’s due diligence review of KBW, Mr. Kruszewski agreed to proceed on the basis of that expectation. No allocation of the proposed retention pool among key KBW employees was discussed at this time. During the first week of October 2012, KBW engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as BofA Merrill Lynch, as financial advisor and Sullivan & Cromwell LLP as legal advisor to assist in a potential transaction. On October 5, Stifel engaged Bryan Cave LLP as legal advisor to assist in a potential transaction.

On October 8, 2012, Stifel’s internal legal department and Bryan Cave delivered an initial draft of the merger agreement and initial legal due diligence request list to KBW and Sullivan & Cromwell. During the week of October 8, 2012, representatives of KBW, Stifel, Sullivan & Cromwell, BofA Merrill Lynch and Bryan Cave engaged in discussions regarding the structure of the proposed transaction and certain related documentation. On October 11, 2012, KBW and Stifel further amended their existing confidentiality agreement and KBW granted Stifel access to more in-depth due diligence information.

During the week of October 15, 2012, while Stifel’s due diligence review continued, KBW, with the assistance of its advisors, began conducting reverse due diligence on Stifel. Representatives of Sullivan & Cromwell, BofA Merrill Lynch and Bryan Cave continued their discussions regarding the structure of the proposed transaction. Also during the week of October 15, 2012, Mr. Kruszewski indicated to Mr. Michaud that, as an important factor to Stifel’s willingness to engage in the proposed transaction, Messrs. Senchak and Michaud, along with John G. Duffy, Vice Chairman of KBW, Mr. Giambrone and Mitchell B. Kleinman, General Counsel, Executive Vice President and Secretary of KBW, should reduce and modify the contractual entitlements due to them upon a change of control of KBW. Mr. Michaud was receptive to such a reduction and modification of contractual entitlements and told Mr. Kruszewski that he would make a proposal with respect thereto after discussing with Messrs. Senchak, Duffy, Giambrone and Kleinman.

On October 16, 2012, the KBW board of directors met, together with senior management, Sullivan & Cromwell and BofA Merrill Lynch, to discuss the latest status of discussions with Stifel. Also on October 16, 2012, Sullivan & Cromwell provided written revisions to the draft merger agreement to Stifel and Bryan Cave.

On October 19, 2012, Mr. Kruszewski informed the independent members of the Stifel board of directors, Bruce A. Beda, Michael W. Brown, Charles A. Dill, John P. Dubinsky, Robert E. Grady, Frederick O. Hanser, Alton F. Irby III, Robert E. Lefton, James M. Oates and Kelvin R. Westbrook, that he wanted to call a special meeting to discuss the possible transaction with KBW. On October 19, 2012, Mr. Kruszewski scheduled special meetings of the independent members of the Stifel board for October 20, 2012 to discuss the potential transaction. On October 20, 2012, the Stifel board met telephonically with senior management to discuss the status of discussions with KBW and Mr. Kruszewski gave a preliminary overview of KBW. During the course of Mr. Kruszewski’s presentation, members of the board asked questions of Mr. Kruszewski and the other members of the management team, and Mr. Kruszewski and the other members of the management team responded to and addressed those questions. Also on October 20, 2012, Mr. Michaud proposed to Mr. Kruszewski the group of KBW employees that would participate in the retention pool. Early discussions between Messrs. Michaud and Kruszewski about such group centered around approximately 75 KBW employees.

On October 22 and 24, 2012, Messrs. Senchak, Michaud, Duffy and Giambrone along with Peter J. Wirth, Executive Vice President and Global Head of Investment Banking and Scott R. Anderson and Joseph S. Berry, each a Managing Director and Co-Head of Depositories Investment Banking of KBW, met with Mr. Kruszewski, Victor J. Nesi, Senior Vice President of Stifel and Thomas P. Mulroy, Senior Vice President, Co-Head Institutional Group and Director of Stifel in New York to enable Stifel to obtain a deeper understanding of the various businesses of KBW as part of Stifel’s business due diligence review of KBW.

Also on October 22, 2012, following an internal meeting among Messrs. Senchak, Michaud, Duffy, Giambrone and Kleinman and representatives of BofA Merrill Lynch, KBW submitted a proposal to Mr. Kruszewski for reductions in contractual rights that the executives would have upon a change of control of KBW. Mr. Kruszewski was generally receptive to the proposal subject to negotiation of final terms.

On October 23, 2012, the KBW board met, together with senior management, Sullivan & Cromwell and BofA Merrill Lynch, to discuss the latest status of discussions with Stifel. BofA Merrill Lynch discussed with the KBW board financial aspects of a potential transaction with Stifel. Sullivan & Cromwell discussed with the KBW board the fiduciary duties of the directors with respect to the proposed transaction. In order to facilitate a disinterested and independent review of the proposed transaction and to direct KBW’s dealings with Stifel, including any negotiations with Stifel in light of the contractual rights of Messrs. Senchak, Michaud and Duffy, upon a change of control of KBW and Stifel’s demand, as an important factor to Stifel’s willingness to enter into a merger agreement, that these KBW executive officers, among others, give up significant portions of such contractual rights as part of the proposed transaction, the board decided to have separate meetings of its independent directors with respect to the proposed transaction, at such times and with such advisors as the independent directors considered appropriate, including Sullivan & Cromwell and BofA Merrill Lynch. The KBW board also resolved that KBW would not engage in the proposed transaction with Stifel or any alternative transaction without the prior affirmative recommendation of the independent directors that it do so. The independent directors of KBW, Daniel M. Healy, Christopher M. Condron, James K. Schmidt and Michael J. Zimmerman, met with Sullivan & Cromwell immediately after the meeting of KBW’s full board of directors to discuss the proposed transaction and the potential compensation to be received by the inside directors in connection with the proposed transaction according to the terms of their existing agreements.

On October 25, 2012, Stifel indicated to KBW (via email from Mr. Nesi) that taking into account the results of Stifel’s due diligence investigation, it had revised some of its assumptions with respect to the expected synergies from the proposed transaction and some of KBW’s businesses and was now prepared to offer a mix of cash and stock at an aggregate consideration per share of KBW common stock equal to $17.29 (based on Stifel’s closing stock price on that day) with a separate retention pool of $40 million for KBW to retain its key employees after announcement of a transaction. Over the weekend of October 26 through October 28, 2012, Messrs. Senchak, Michaud and Duffy had several telephone calls with Mr. Kruszewski regarding Stifel’s proposed consideration. Messrs. Senchak, Michaud and Duffy indicated that the proposed terms were unacceptable and at one point terminated conversations. Mr. Kruszewski eventually reinitiated discussions by increasing Stifel’s proposal and after further negotiations among them the parties agreed to continue their discussions at a revised consideration per share equal to $10 in cash and $7.50 in Stifel common stock, based on a floating exchange ratio determined at the closing and subject to a collar if the share price of Stifel common stock decreased below $29 or increased above $35, with a separate retention pool of $57 million. Such retention pool would include a $750,000 retention award to Mr. Michaud from each of KBW and Stifel, but exclude any other payments to be made to Mr. Michaud or Messrs. Senchak or Duffy. KBW’s senior management considered such retention pool necessary to retain a group of more than 90 of KBW’s most important employees after the announcement of a transaction, which was a larger group than had been discussed previously, particularly because any key employee accepting a retention award had to agree to waive some of his contractual rights upon consummation of a transaction and retaining such larger group of key employees was viewed as critical to ensuring that any transaction that was announced would be able to be successfully closed.

On October 24 and during the week of October 29, 2012, Mr. Michaud and Mr. Kruszewski discussed by phone the terms of Mr. Michaud’s employment with Stifel after the closing of the proposed transaction and tentatively agreed to terms. Messrs. Senchak and Duffy discussed the terms of their post-closing Stifel employment arrangements with Mr. Kruszewski shortly thereafter and also tentatively agreed to terms.

On October 30, 2012, Mr. Kruszewski informed the members of the Stifel board of directors that he wanted to call a special meeting to discuss and update the board regarding the possible transaction with KBW. On October 30, 2012, Mr. Kruszewski scheduled a special meeting of the Stifel board for October 31, 2012 to discuss the potential transaction. On October 31, 2012, the full Stifel board convened to discuss the potential transaction. Mr. Kruszewski formally informed the members of the board of a potential transaction with KBW. Mr. Kruszewski provided a summary of the current status of the proposed transaction. In particular, Mr. Kruszewski discussed the process to date, the proposed structure of the transaction, the standalone business of KBW, the organization and structure of the combined businesses, and the potential benefits and risks associated with the deal. During the course of Mr. Kruszewski’s presentation, members of the board asked questions of Mr. Kruszewski and the other members of the management team, and Mr. Kruszewski and the other members of the management team responded to and addressed those questions.

On November 1, Mr. Kruszewski scheduled an informational meeting of the Stifel board for November 2, 2012 to update the board regarding the possible transaction with KBW and the proposed terms of the transaction. Also on November 1, 2012, Bryan Cave provided a revised draft merger agreement to KBW and Sullivan & Cromwell.

In the morning of November 2, 2012, the KBW board, following on its previous determination to have separate meetings of its independent directors and not to approve the proposed transaction without the prior affirmative recommendation of the independent directors, formally constituted the independent directors as a committee to consider the proposed transaction. The committee of independent directors engaged Richards Layton & Finger, P.A., which we refer to as Richards Layton, as its counsel in connection with the proposed transaction. Mr. Zimmerman was appointed chairman of the committee of independent directors. The committee had broad authority to direct negotiations of the proposed transaction.

Later in the morning of November 2, 2012, the committee of independent directors of KBW met with Richards Layton and Sullivan & Cromwell to discuss the committee’s role in the process toward a proposed transaction, legal considerations, and the status of negotiations with Stifel. The committee also reviewed financial terms of the proposed transaction with members of KBW’s senior management and BofA Merrill Lynch and further discussed such financial terms without such members of KBW’s senior management and BofA Merrill Lynch present.

In the afternoon of November 2, 2012, the committee of independent directors of KBW met, together with Richards Layton, Sullivan & Cromwell and BofA Merrill Lynch. BofA Merrill Lynch reviewed with the committee financial matters relating to the proposed transaction with Stifel. Richards Layton and Sullivan & Cromwell discussed the latest proposed terms of the transaction and status of discussions with Stifel. From that date and until the merger agreement was signed in the morning of November 5, 2012, Messrs. Senchak and Michaud and representatives of Sullivan & Cromwell, each at the direction of the committee of independent directors of KBW, negotiated the merger agreement and related documents with Mr. Kruszewski and representatives of Bryan Cave. At the instruction of the committee of independent directors, significant issues negotiated included (i) the ability of KBW to consider higher offers after entering into the merger agreement, (ii) the right of KBW’s board to change its recommendations to stockholders in favor of the merger as well as the right to terminate the merger agreement for a higher offer, (iii) the size of the termination fee payable in such circumstances, (iv) the absence of commitments from KBW directors to vote in favor of the merger and against alternative transactions and (v) the conditions to closing of the merger. Messrs. Giambrone and Kleinman negotiated the changes to their contractual change of control rights separately with Mr. Kruszewski.

On November 3, 2012, the committee of independent directors of KBW held an informational meeting with Messrs. Senchak, Michaud and Duffy to hear their perspectives on the proposed terms of the transaction and the independent directors further discussed the proposed transaction among themselves and concluded to continue discussions with Stifel on the proposed terms.

Also on November 3, 2012, Mr. Kruszewski scheduled and held a special meeting with the independent members of the Stifel board to further update them on and discuss the proposed terms of the transaction.

On November 4, 2012, the KBW board met, together with senior management, Richards Layton, Sullivan & Cromwell, BofA Merrill Lynch and Keefe, Bruyette & Woods, which had also been engaged to act as a financial advisor to KBW, to discuss the latest status of negotiations with Stifel and to potentially act on a proposal to approve the proposed merger. Sullivan & Cromwell provided a summary of the negotiations of the proposed merger agreement, the terms and conditions of the proposed merger and the interests of officers and certain directors in the proposed transaction. Sullivan & Cromwell and Richards Layton also reviewed the directors’ fiduciary duties with respect thereto. BofA Merrill Lynch and Keefe, Bruyette & Woods reviewed with the KBW board their respective financial analyses of the merger consideration and each delivered to the KBW board an oral opinion, confirmed by delivery of a written opinion dated November 4, 2012, to the effect that, as of such date and based on and subject to various assumptions and limitations described in its respective opinion, the merger consideration to be received pursuant to the merger agreement by holders of KBW common stock was fair, from a financial point of view, to such holders. The board then temporarily adjourned so that the committee of independent directors of KBW could meet alone with Richards Layton and Sullivan & Cromwell to discuss the terms of the proposed transaction and their recommendation. After discussion of the proposed transaction and the process leading up to it, the committee concluded that the proposed transaction was in the best interests of KBW and its stockholders, and that the transaction should be recommended to the full KBW board, and unanimously adopted a resolution to that effect. The KBW board meeting then reconvened, and the independent directors presented their recommendation to the full board. After discussion, the KBW board adopted a resolution concluding that the proposed transaction was in the best interests of KBW and its stockholders, authorizing the execution and delivery of the merger agreement and the completion of the proposed transaction and recommending that KBW stockholders vote to adopt the merger agreement.

On November 4, 2012, the Stifel board reconvened telephonically to formally consider the transaction, at which meeting members of Stifel’s senior management and its legal and financial advisors reviewed various matters with the Stifel board relating to, and the Stifel board discussed, the potential merger. Representatives from Bryan Cave reviewed the board’s fiduciary duties in connection with the consideration of the proposed transaction and presented summaries of the terms of the merger agreement and other agreements proposed to be entered into in connection with the transaction. Following a discussion, Stifel’s board of directors approved the merger agreement and the transactions contemplated by the merger agreement in substantially the form presented to the board on November 4, 2012.

Mr. Kruszewski traveled to New York in the evening of November 4, 2012 to execute the merger agreement and for the purpose of preparing to announce the transaction the following morning from New York.

On November 5, 2012, before the commencement of trading in the shares of Stifel and of KBW, the parties executed the merger agreement and both firms issued a joint press release announcing the execution of the merger agreement and the transaction.

KBW’s Reasons for the Merger

The KBW board of directors, at the meeting described above on November 4, 2012 and upon the unanimous recommendation by its committee of independent directors, has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of KBW and its stockholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, and declared it advisable that KBW enter into the merger agreement and (iii) resolved to recommend that the KBW stockholders adopt the merger agreement and thereby approve the transactions contemplated therein, including the merger, and directed that such matter be submitted for consideration of the KBW stockholders at a special meeting.

In evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the KBW board of directors consulted with KBW’s senior management team, as well as KBW’s internal and outside legal and financial advisors and, in reaching its decision to approve and declare advisable the merger agreement, the merger, and the other transactions contemplated by the merger agreement and to recommend that the KBW stockholders adopt the merger agreement and approve the transactions contemplated thereby, the KBW board considered the recommendation of its committee of independent directors and a number of other factors. The material factors considered by the KBW board were the same factors considered by the committee of independent directors in arriving at its decision to recommend the merger to the KBW board and included the following:

•

KBW’s and Stifel’s financial performance and condition, results of operations, management, business quality, prospects, competitive position and businesses as separate entities and on a combined basis;

•	current financial market conditions and historical market prices, volatility and trading information with respect to KBW common stock and Stifel common stock;

•

the intrinsic value and historical market prices of KBW common stock and the fact that the implied value of the merger consideration as of November 2, 2012 of $17.50 for each share of KBW common stock (with the aggregate merger consideration calculated on a fully-diluted basis) represented a multiple of approximately 1.5x of KBW’s stated tangible book value as of September 30, 2012 and, if such implied value and KBW’s tangible book value as of September 30, 2012 are adjusted for KBW’s excess capital at the closing of the merger as estimated by the parties, a multiple of approximately 2.5x of KBW’s tangible book value as so adjusted and of such date;

•	the financial and other terms of the merger agreement, including the exchange ratio and collar, cash consideration, deal protection and termination fee provisions;

•	the fact that a portion of the merger consideration is in Stifel common stock, which would allow KBW stockholders to participate in the future performance of the combined company;

•

the fact that the exchange ratio for Stifel common stock to be received in the merger provides a substantial measure of price protection by floating within a range of 0.2143 and 0.2586, which allows the value of the Stifel shares to be received in the merger (based on Stifel’s volume weighted average trading prices on each of the ten trading days prior to the effective time of the merger) to be fixed at $7.50 as long as Stifel’s volume weighted average trading prices for the ten days prior to the effective time of the merger is between $29.00 and $35.00;

•

the KBW board’s conclusion that Stifel’s earnings and prospects make it more likely that the combined company will have superior future earnings and prospects compared to KBW’s earnings and prospects on an independent basis, which, absent a significant improvement in economic conditions, the KBW board did not expect to materially improve in the near future;

•

the complementary nature of the business strategies, customers and geographic markets of the two companies, which KBW management believes should provide the opportunity to mitigate integration risks and increase potential returns;

•

the KBW board’s knowledge of the current and prospective environment in which KBW operates, including national, local and international economic conditions, the competitive environment, the trend toward consolidation in the financial services industry and the likely effect of these factors on KBW’s potential growth, development, productivity, profitability and strategic options;

•	the adverse effect on KBW caused by the general economic downturn and the specific decline in volume of capital raising and strategic transactions in the financial services industry;

•	the extensive review undertaken by the KBW board and management with respect to the strategic alternatives available to KBW;

•

the inquiries that had been made both by and to KBW regarding a possible strategic transaction, which resulted in no competing proposals, including by parties that had expressed interest in a transaction with KBW, and the absence of any ongoing discussions that could lead to any such competing proposal;

•

the ability of other parties to make a proposal to acquire KBW following announcement of a merger with Stifel, and the limited nature and scope of any provisions of the merger agreement limiting any such proposals or KBW’s flexibility in responding to any potentially superior proposal so received;

•

the separate opinions, each dated November 4, 2012, of BofA Merrill Lynch and Keefe, Bruyette & Woods to the KBW board of directors as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received pursuant to the merger agreement by holders of KBW common stock, which opinions were based on and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described in the section entitled “—Opinions of KBW’s Financial Advisors” beginning on page 71;

•	the results of due diligence investigations by management with the assistance of KBW’s legal and other advisors;

•

the nature and amount of payments and other benefits to be received by KBW management in connection with the merger pursuant to the merger agreement, existing KBW plans and compensation arrangements and arrangements entered into in connection with the merger agreement;

•

the fact that retention arrangements were offered to, and accepted or expected to be accepted by most of, a group of more than 90 key employees, which should reduce the execution and integration risks regarding the merger, and that senior management members had entered into, or were expected to execute, agreements to reduce and/or appropriately modify the benefits they otherwise would have been entitled to under existing arrangements;

•	the limited regulatory approvals that would be required for the consummation of a merger with Stifel;

•

the absence of any right of KBW to terminate the merger agreement if the value of Stifel common stock falls below $29 (which could cause a reduction in the aggregate merger consideration payable to stockholders as a result of the collar around the exchange ratio);

•	the risk that, despite the efforts of KBW and Stifel, key KBW personnel might not remain employed by KBW or, following the closing, the combined company;

•

the potential for diversion of management and employee attention during the period prior to the completion of the merger and the potential effect on KBW’s business and relations with customers, service providers and other stakeholders, whether or not the merger is completed;

•	the risk that potential benefits sought in the transaction may not be achieved in the expected timeframe or at all;

•	the possibility that the merger might not receive timely regulatory clearances from the appropriate government agencies or self-regulatory organizations;

•

the requirement that KBW conduct its business in the ordinary course and the other restrictions on the conduct of KBW’s business prior to completion of the merger, which may delay or prevent KBW from undertaking business opportunities that may arise pending completion of the merger;

•	that the consummation of the merger will preclude KBW stockholders from participating directly in any future growth of KBW were it to remain an independent public company; and

•	the risks described in the section entitled “Risk Factors” beginning on page 45.

The foregoing discussion of the factors considered by the KBW board of directors and its committee of independent directors is not intended to be exhaustive, but rather includes the material factors considered by the

KBW board and its committee of independent directors. In reaching its decision to approve and declare advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and to unanimously recommend that the KBW stockholders adopt the merger agreement and approve the transactions contemplated thereby, including the merger, the KBW board of directors, and in its recommendation of such decision, the committee of independent directors, did not view any single factor as determinative, and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. Furthermore, individual directors may have given differing weights to the various factors.

Recommendation of the KBW Board of Directors

Acting upon the unanimous recommendation of its committee of independent directors, the KBW board of directors believes that the merger and the merger agreement are advisable, and are fair to, and in the best interests of, KBW and its stockholders and recommends that KBW stockholders vote FOR the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger.

Opinions of KBW’s Financial Advisors

Merrill Lynch, Pierce, Fenner & Smith Incorporated

KBW has retained BofA Merrill Lynch to act as its financial advisor in connection with the transaction. On November 4, 2012, at a meeting of KBW’s board of directors held to evaluate the transaction, BofA Merrill Lynch rendered to KBW’s board of directors an oral opinion, confirmed by delivery of a written opinion dated November 4, 2012, to the effect that, as of such date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be received pursuant to the merger agreement by holders of KBW common stock was fair, from a financial point of view, to such holders. For purposes of BofA Merrill Lynch’s opinion and the description of such opinion in this proxy statement/prospectus, the cash portion of the merger consideration was inclusive of the extraordinary dividend amount permitted to be paid as of the date of such opinion, which dividend amount subsequently was paid on December 17, 2012.

The full text of BofA Merrill Lynch’s written opinion, dated November 4, 2012, to KBW’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to KBW’s board of directors for the benefit and use of KBW’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion did not address any other aspect of the transaction and no opinion or view was expressed as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to KBW or in which KBW might engage or as to the underlying business decision of KBW to proceed with or effect the transaction. BofA Merrill Lynch also expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the transaction or any related matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to KBW and Stifel;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of KBW furnished to or discussed with BofA Merrill Lynch by KBW’s management, including certain financial forecasts relating to KBW prepared by KBW’s management, referred to as the KBW forecasts;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Stifel furnished to or discussed with BofA Merrill Lynch by Stifel’s management, including certain financial forecasts relating to Stifel prepared by Stifel’s management, referred to as the Stifel forecasts;

•	reviewed certain estimates as to the amount and timing of cost savings, referred to as the cost savings, anticipated by the managements of KBW and Stifel to result from the transaction;

•	discussed the past and current business, operations, financial condition and prospects of KBW and Stifel with members of senior managements of KBW and Stifel;

•

discussed with the managements of KBW and Stifel their assessments as to (a) certain regulatory and legislative developments affecting financial institutions and the potential impact thereof on KBW and Stifel and (b) KBW’s and Stifel’s existing and future relationships, agreements and arrangements with, and Stifel’s ability to retain, key customers and employees of KBW and Stifel and ability to integrate the businesses of KBW and Stifel;

•

reviewed the potential pro forma financial impact of the transaction on the future financial performance of Stifel after taking into account potential cost savings, including the potential effect on Stifel’s estimated earnings per share, based on certain publicly available financial forecasts relating to Stifel provided to BofA Merrill Lynch by Stifel’s management, referred to as the Stifel public forecasts, and the KBW forecasts as adjusted by Stifel’s management, referred to as the Stifel-KBW forecasts;

•

reviewed the trading histories for KBW common stock and Stifel common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of KBW and Stifel with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the transaction to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed a draft, dated November 3, 2012, of the merger agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of KBW and Stifel that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the KBW forecasts, BofA Merrill Lynch was advised by KBW, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of KBW’s management as to the future financial performance of KBW. With respect to the cost savings, BofA Merrill Lynch was advised by KBW and Stifel, and assumed, with KBW’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of KBW and Stifel as to such cost savings. With respect to the Stifel forecasts, the Stifel public forecasts and the Stifel-KBW forecasts, BofA Merrill Lynch was advised by Stifel, and assumed, with KBW’s consent, that the Stifel forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Stifel’s management as to the future financial performance of Stifel and that the Stifel public forecasts and the Stifel-KBW forecasts were a reasonable basis upon which to evaluate the potential pro forma financial impact of the transaction on Stifel. In addition, BofA Merrill Lynch relied, at KBW’s direction, upon the assessments of the managements of KBW and Stifel as to (i) certain regulatory and legislative developments affecting financial institutions and the potential impact thereof on KBW and Stifel and (ii) KBW’s and Stifel’s existing and future relationships, agreements and arrangements with, and Stifel’s ability to retain, key customers and employees of KBW and Stifel and ability to integrate the businesses of KBW and

Stifel. BofA Merrill Lynch assumed, with KBW’s consent, that there would be no developments with respect to any such matters that would be meaningful to its analyses or opinion. For purposes of its opinion, BofA Merrill Lynch also assumed, at KBW’s direction, that the cash consideration to be received by holders of KBW common stock at the closing of the merger would equal $10.00 per share whether payable as part of the merger consideration or as extraordinary dividends prior to closing.

BofA Merrill Lynch is not an expert in the evaluation of loan portfolios or allowances for losses with respect thereto and it was not requested to, and it did not, conduct a review of individual credit files or make an analysis of, nor did BofA Merrill Lynch express any opinion or view as to, the adequacy or sufficiency of Stifel’s or any other entity’s allowances for losses or any other related matters. BofA Merrill Lynch was advised and therefore assumed that such allowances for losses were, and on a pro forma basis would be, in the aggregate appropriate to cover such losses. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of KBW, Stifel or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of KBW, Stifel or any other entity and BofA Merrill Lynch assumed, with KBW’s consent, that there were no material undisclosed liabilities of or relating to KBW, Stifel or any other entity for which appropriate reserves or other provisions had not been made. BofA Merrill Lynch did not evaluate the solvency or fair value of KBW, Stifel or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at KBW’s direction, that the transaction would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on KBW, Stifel or any other entity or the transaction (including the contemplated benefits of the transaction) in any respect meaningful to BofA Merrill Lynch’s analyses or opinion. BofA Merrill Lynch also assumed, at KBW’s direction, that the transaction would constitute an integrated plan that would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code or, if the transaction did not qualify as a reorganization, that the merger and the second-step merger would be treated as separate transactions for federal income tax purposes. BofA Merrill Lynch further assumed, at KBW’s direction, that the final executed merger agreement would not differ in any material respect from the draft version of the merger agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the transaction (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger consideration or the transaction or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the transaction or otherwise. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received by holders of KBW common stock and no opinion or view was expressed with respect to any consideration received in connection with the transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors or employees of any party to the transaction, or class of such persons, relative to the merger consideration or otherwise. BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of KBW or any alternative transaction; however, KBW’s management informed BofA Merrill Lynch of its previous discussions with third parties regarding a potential business combination or other transaction involving KBW. In addition, BofA Merrill Lynch did not express any view or opinion with respect to, and relied, with KBW’s consent, upon the assessments of KBW’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to KBW, Stifel or any other entity and the transaction (including the contemplated benefits of the transaction) as to which BofA Merrill Lynch understood that KBW obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch also did not express any opinion as to what the value of Stifel common stock actually would be when issued or the prices at which KBW common stock or Stifel common stock would trade at any time, including following announcement or consummation of the transaction.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee. Except as described in this summary, KBW imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The following represents a brief summary of the material financial analyses performed by BofA Merrill Lynch in connection with its opinion, dated November 4, 2012, to KBW’s board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. For purposes of the financial analyses summarized below, the term “implied merger consideration” refers to $17.50 per share calculated as (i) the cash consideration of $10.00 per share and (ii) the implied value of the stock consideration of $7.50 per share based on an assumed Stifel closing stock price of $32.00 per share.

KBW Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed financial and stock market information of KBW and the following seven selected publicly traded companies, four of which are boutique institutional investment banking firms and three of which are boutique financial advisory firms:

Boutique Institutional Investment Banking Firms	Boutique Financial Advisory Firms
• Jefferies Group Inc.	• Lazard Ltd.
• Piper Jaffray Companies	• Greenhill & Co.
• JMP Group Inc.	• Evercore Partners Inc.
• Gleacher & Company Inc.

BofA Merrill Lynch reviewed equity values of the selected companies, based on closing stock prices on November 2, 2012, as multiples of calendar year 2013 estimated earnings per share, referred to as EPS, and tangible book value per share as of the most recent publicly available period. The overall low, mean, median and high calendar year 2013 estimated EPS multiples observed for the selected companies were 6.2x, 12.5x, 11.8x and 19.5x, respectively, and tangible book value per share multiples as of the most recent publicly available period observed for the selected companies were 0.48x, 4.19x, 1.02x and 11.29x, respectively. BofA Merrill Lynch then applied a selected range of multiples of calendar year 2013 estimated EPS and tangible book value per share as of the most recent publicly available period of 13.0x to 16.0x and 1.25x to 1.50x, respectively, derived from the selected companies to corresponding data of KBW. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of KBW were based on KBW’s public filings and the KBW forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for KBW, as compared to the implied merger consideration:

Implied Per Share Equity Value Reference Ranges Based on:		Implied Merger Consideration
CY2013 Estimated EPS	Tangible Book Value Per Share
$9.50 - $11.50	$13.50 - $16.50	$17.50

No company used in this analysis is identical to KBW. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which KBW was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed publicly available financial information relating to the following 16 selected transactions involving boutique institutional investment banking and financial advisory firms:

Announcement Date	Acquiror	Target
January 11, 2012	Raymond James Financial, Inc.	Morgan Keegan & Company, Inc.
June 7, 2011	Evercore Partners Inc.	The Lexicon Partnership LLP
April 8, 2011	Jefferies Group, Inc.	Prudential Financial, Inc. (Bache Global Commodities Group)
February 17, 2011	Cowen Group, Inc.	LaBranche & Co Inc.
April 26, 2010	Stifel Financial Corp.	Thomas Weisel Partners Group, Inc.
June 4, 2009	Ramius LLC	Cowen Group, Inc.
November 18, 2003	Charles Schwab Corporation	SoundView Technology Group
August 30, 2000	Credit Suisse Group AG	Donaldson, Lufkin & Jenrette, Inc.
October 31, 1999	Wit Capital Group, Inc.	SoundView Technology Group, Inc.
September 28, 1999	The Chase Manhattan Corporation	Hambrecht & Quist Group
May 29, 1998	BankBoston Corporation	Robertson Stephens Inc.
February 23, 1998	Societe Generale S.A.	Cowen & Company
December 14, 1997	U.S. Bancorp	Piper Jaffray Companies Inc.
June 30, 1997	NationsBank Corporation	Montgomery Securities
May 15, 1997	Swiss Bank Corporation	Dillon, Read & Co.
April 6, 1997	Bankers Trust New York Corporation	Alex.Brown Incorporated

BofA Merrill Lynch reviewed transaction values, calculated as the purchase prices paid for the target companies in the selected transactions plus net debt, less cash and cash equivalents, as a multiple, to the extent publicly available, of the target company’s latest 12 months revenue. The overall low, mean, median and high latest 12 months revenue multiples observed for the selected transactions were 0.4x, 2.1x, 2.0x and 4.3x, respectively. BofA Merrill Lynch then applied a selected range of latest 12 months revenue multiples of 2.0x to 2.5x derived from the selected transactions to KBW’s latest 12 months (as of June 30, 2012) revenue. Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of KBW were based on KBW’s public filings. This analysis indicated the following approximate implied per share equity value reference range for KBW, as compared to the implied merger consideration:

Implied Per Share Equity Value Reference Range	Implied Merger Consideration
$17.00 - $20.50	$17.50

No company, business or transaction used in this analysis is identical to KBW or the transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which KBW and the transaction were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of KBW to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that KBW was forecasted to generate during the fiscal years ending December 31, 2012 through December 31, 2017 based on the KBW forecasts. BofA Merrill Lynch calculated terminal values for KBW by applying to KBW’s fiscal year 2018 estimated net income a range of terminal value net income multiples of 11.0x to 13.0x. The cash flows and terminal values were then discounted to present value as of December 31, 2012 using discount rates ranging from 12.0% to 14.0%. This analysis indicated the following approximate implied per share equity value reference range for KBW, as compared to the implied merger consideration:

Implied Per Share Equity Value Reference Range	Implied Merger Consideration
$14.50 - $16.50	$17.50

BofA Merrill Lynch also performed a discounted cash flow analysis to calculate the estimated present value of the potential cost savings anticipated by the managements of KBW and Stifel to result from the transaction. The estimated cash flows resulting from such cost savings (less the estimated costs to achieve such cost savings) were discounted to present value as of December 31, 2012 using discount rates ranging from 12.0% to 14.0%. BofA Merrill Lynch noted that allocating 50% of the approximate net present value of such cost savings to KBW would increase the high-end of the implied equity value reference range for KBW derived from the discounted cash flow analysis described above to $19.75 per share.

Stifel Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed financial and stock market information of Stifel and the following seven selected publicly traded companies, three of which are retail-focused securities firms and four of which are boutique institutional investment banking firms:

Retail-Focused Securities Firms	Boutique Institutional Investment Banking Firms
• Raymond James Financial Inc.	• Jefferies Group Inc.
• Oppenheimer Holdings Inc.	• Piper Jaffray Companies
• SWS Group Inc.	• JMP Group Inc.
• Gleacher & Company Inc.

BofA Merrill Lynch reviewed equity values of the selected companies, based on closing stock prices on November 2, 2012, as multiples of calendar year 2013 estimated EPS and tangible book value per share as of the most recent publicly available period. The overall low, mean, median and high calendar year 2013 estimated EPS multiples observed for the selected companies were 6.2x, 11.0x, 10.4x and 17.9x, respectively, and tangible book value per share multiples as of the most recent publicly available period observed for the selected companies were 0.48x, 0.91x, 0.87x and 1.84x, respectively. BofA Merrill Lynch then applied a selected range of multiples of calendar year 2013 estimated EPS and tangible book value per share as of the most recent publicly available period of 12.0x to 13.5x and 1.70x to 1.90x, respectively, derived from the selected companies to corresponding data of Stifel. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Stifel were based on Stifel’s public filings and the Stifel forecasts. This analysis indicated the following approximate implied per share equity value reference range for Stifel, as compared to Stifel’s closing stock price on November 2, 2012:

Implied Per Share Equity Value Reference Ranges Based on:		Stifel Closing Stock Price on November 2, 2012
CY2013 Estimated EPS	Tangible Book Value Per Share
$29.50 - $33.00	$31.00 - $34.50	$31.91

No company used in this analysis is identical to Stifel. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Stifel was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Stifel to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Stifel was forecasted to generate during the fiscal years ending December 31, 2012 through December 31, 2017 based on the Stifel forecasts. BofA Merrill Lynch calculated terminal values for Stifel by applying to Stifel’s fiscal year 2018 estimated net income a range of terminal value net income multiples of 12.0x to 13.5x. The cash flows and terminal values were then discounted to present value as of December 31, 2012 using discount rates ranging from 11.5% to 12.5%. This analysis indicated the following approximate implied per share equity value reference range for Stifel, as compared to Stifel’s closing stock price on November 2, 2012:

Implied Per Share Equity Value Reference Range	Stifel Closing Stock Price on November 2, 2012
$29.00 - $32.50	$31.91

Other Factors. BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

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historical trading prices of KBW common stock and Stifel common stock during the 52-week period ended November 2, 2012, which indicated that during such period KBW’s closing prices ranged from $12.43 to $19.27 per share and Stifel’s closing prices ranged from $28.10 to $39.84 per share;

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one-year forward stock price targets for KBW common stock and Stifel common stock in publicly available Wall Street research analyst reports, which indicated stock price targets for KBW, discounted to present value utilizing a discount rate of 13.0%, of approximately $17.00 to $19.50 per share and for Stifel, discounted to present value utilizing a discount rate of 12.0%, of approximately $27.00 to $38.50 per share; and

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potential pro forma financial effects of the transaction on Stifel’s calendar year 2013 estimated GAAP EPS and cash EPS, after taking into account potential cost savings anticipated by the managements of KBW and Stifel to result from the transaction utilizing the Stifel public forecasts and Stifel-KBW forecasts, which indicated that the transaction could be accretive to Stifel’s calendar year 2013 estimated GAAP EPS and cash EPS by approximately 7.0% and 8.2%, respectively, based on the implied merger consideration assuming a Stifel closing stock price of $32.00 per share, and approximately 5.5% and 6.7%, respectively, based on the implied merger consideration assuming a Stifel closing price of $29.00 per share.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses performed by BofA Merrill Lynch in connection with its opinion to KBW’s board of directors and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses considered or focusing on information presented in tabular format, without considering all analyses or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of KBW, Stifel or any other entity. The estimates of the future performance of KBW or Stifel in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the merger consideration and were provided to KBW’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual value of KBW or Stifel.

The type and amount of consideration payable in the transaction was determined by KBW and Stifel, rather than by any financial advisor, and was approved by KBW’s board of directors. The decision to enter into the transaction was solely that of KBW’s board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by KBW’s board of directors in its evaluation of the transaction and should not be viewed as determinative of the views of KBW’s board or management with respect to the transaction or the merger consideration.

In connection with BofA Merrill Lynch’s services as KBW’s financial advisor, KBW has agreed to pay BofA Merrill Lynch an aggregate fee currently estimated to be approximately $4.5 million, a portion of which was payable upon the rendering of its opinion and approximately $3.5 million of which is contingent upon consummation of the transaction. In addition, KBW may pay BofA Merrill Lynch a fee of $350,000 in KBW’s discretion upon consummation of the transaction. KBW also has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and expenses of its legal counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of KBW, Stifel and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to KBW and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having provided or providing certain derivatives, foreign exchange and other trading services to KBW and certain of its affiliates. In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Stifel and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as a joint bookrunner for a debt offering of Stifel, (ii) having provided or providing certain derivatives, foreign exchange and other trading services to Stifel and certain of its affiliates, (iii) having acted or acting as a lender under certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Stifel and certain of its affiliates and (iv) having provided or providing certain treasury management services and products to Stifel and certain of its affiliates. From January 1, 2010 through on or about November 4, 2012 (the date of BofA Merrill Lynch’s opinion), BofA Merrill Lynch and its affiliates received aggregate revenues from KBW and certain of its affiliates of approximately $3 million, and from Stifel and certain of its affiliates of approximately $13 million, for corporate, commercial and investment banking services unrelated to the transaction. BofA Merrill Lynch also is acting as a joint book-running manager for Stifel’s offering of Senior Notes announced on December 18, 2012.

BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. KBW selected BofA Merrill Lynch to act as its financial advisor in connection with the transaction on the basis of BofA Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with KBW and its business.

Keefe, Bruyette & Woods

Keefe, Bruyette & Woods has acted as financial advisor to KBW and not as an advisor to or agent of any other person. As part of its investment banking business, Keefe, Bruyette & Woods is continually engaged in the valuation of securities of financial services companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of financial services companies, Keefe, Bruyette & Woods has experience in, and knowledge of, the valuation of the securities broker-dealers, wealth managers and investment banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe, Bruyette & Woods may, from time to time, purchase securities from, and sell securities to, Stifel. In addition, Keefe, Bruyette & Woods in the past has provided, currently is providing, and in the future may provide, investment banking and other financial services for Stifel. As a market maker in securities Keefe, Bruyette & Woods may from time to time have a long or short position in, and buy or sell, debt or equity securities of Stifel for Keefe, Bruyette & Woods’ own account and for the accounts of its customers. All members of the fairness committee of Keefe, Bruyette & Woods that approved the issuance of the written opinion and all those professionals advising KBW are shareholders of KBW and are employees of Keefe, Bruyette & Woods, a wholly-owned subsidiary of KBW, and as such receive compensation which is at the discretion of KBW management together with the compensation committee of the KBW board of directors. Further, certain members of the fairness committee will receive additional compensation in the form of retention bonuses, change of control payments or the accelerated vesting of restricted stock units contingent upon the successful completion of the transaction. There was no fee payable to Keefe, Bruyette and Woods, Inc. with respect to this opinion nor is Keefe, Bruyette & Woods receiving any fee for its services as a financial advisor. On September 9, 2009, Keefe, Bruyette & Woods acted as co-manager on a public offering of common stock by Stifel, for which Keefe, Bruyette & Woods received fees totaling approximately $535,000. Keefe, Bruyette & Woods is also acting as a manager for Stifel’s offering of Senior Notes announced on December 18, 2012.

The full text of Keefe, Bruyette & Woods’ written opinion, dated November 4, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. KBW’s stockholders are urged to read the opinion in its entirety.

Keefe, Bruyette & Woods’ opinion speaks only as of the date of the opinion. The opinion is directed to the KBW board and addresses only the fairness, from a financial point of view to the stockholders of KBW, of the merger consideration. Keefe, Bruyette & Woods’ opinion does not address the underlying business decision to proceed with the transaction and does not constitute a recommendation to any KBW stockholder as to how the stockholder should vote or act in connection with the transaction or any related matter.

In connection with this opinion, Keefe, Bruyette & Woods has reviewed, analyzed and relied upon material bearing upon the financial and operating condition of KBW and Stifel and the transaction, including among other things, the following:

•	a draft, dated November 1, 2012, of the merger agreement;

•	a “Summary of Principal Terms,” dated November 4, 2012, detailing the outstanding negotiating items in such draft of the merger agreement;

•	certain publicly available business and financial information relating to KBW and Stifel;

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certain internal financial and operating information with respect to the business, operations and prospects of KBW furnished to or discussed with Keefe, Bruyette & Woods by the management of KBW, including certain financial forecasts relating to KBW prepared by the management of KBW, referred to as the KBW forecasts;

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certain internal financial and operating information with respect to the business, operations and prospects of Stifel furnished to or discussed with the Keefe, Bruyette & Woods by the management of Stifel, including certain financial forecasts relating to Stifel prepared by the management of Stifel, referred to as the Stifel forecasts;

•	certain estimates as to the amount and timing of cost savings anticipated by the managements of KBW and Stifel to result from the transaction, referred to as the cost savings; and

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certain internal financial and operating information with respect to the business, operations and prospects of KBW furnished to or discussed with the Keefe, Bruyette & Woods by the management of Stifel, including certain financial forecasts relating to KBW prepared by the management of Stifel, referred to as the Stifel-KBW forecasts.

Keefe, Bruyette & Woods discussed the past and current business, operations, financial condition and prospects of KBW and Stifel with members of senior managements of KBW and Stifel. Keefe, Bruyette & Woods also held discussions with members of senior management of KBW and Stifel regarding their assessments as to (a) certain regulatory and legislative developments affecting financial institutions and the potential impact thereof on KBW and Stifel and (b) KBW’s and Stifel’s existing and future relationships, agreements and arrangements with, and Stifel’s ability to retain, key customers and employees of KBW and Stifel and to integrate the businesses of KBW and Stifel. Keefe, Bruyette & Woods assumed, with KBW’s consent, that there would be no developments with respect to any such matters that would be meaningful to its analyses or opinion. In addition, Keefe, Bruyette & Woods reviewed the potential pro forma financial impact of the transaction on the future financial performance of Stifel after taking into account potential cost savings, including the potential effect on Stifel’s estimated earnings per share, based on the Stifel forecasts and the Stifel-KBW forecasts. Finally, Keefe, Bruyette & Woods compared certain financial and stock market information for KBW and Stifel with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the broker-dealer industry, and performed such other studies and analyses as Keefe, Bruyette & Woods considered appropriate.

In conducting its review and arriving at its opinion, Keefe, Bruyette & Woods has relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and Keefe, Bruyette & Woods has not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. Keefe, Bruyette & Woods has relied upon the management of KBW and Stifel as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to it, and it has assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. With respect to the KBW forecasts, Keefe, Bruyette & Woods has been advised by KBW, and has assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of KBW as to the future financial performance of KBW. With respect to the cost savings, Keefe, Bruyette & Woods has been advised by KBW and Stifel, and has assumed, with the consent of KBW, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of KBW and Stifel as to such cost savings. With respect to the Stifel forecasts and the Stifel-KBW forecasts, Keefe, Bruyette & Woods has been advised by Stifel, and has assumed, with the consent of KBW, that the Stifel forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stifel as to the future financial performance of Stifel and that the Stifel-KBW forecasts are a reasonable basis upon which to evaluate the potential pro forma financial impact of the transaction on Stifel.

Keefe, Bruyette & Woods is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and it has assumed, with KBW’s consent that the aggregate allowances for loan and lease losses for Stifel are adequate to cover such losses. In rendering its opinion, Keefe, Bruyette & Woods has not made or obtained any evaluations or appraisals of the property, assets or liabilities of KBW or Stifel, nor has it examined any individual credit files, and Keefe, Bruyette & Woods assumed, with KBW’s consent, that there were no material undisclosed liabilities of or relating to KBW, Stifel or any other entity for which appropriate reserves or other provisions had not been made. Keefe, Bruyette & Woods did not evaluate the solvency or fair value of KBW, Stifel or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Keefe, Bruyette & Woods also has assumed, at the direction of KBW, that the transaction will constitute an integrated plan that will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code or, if the transaction does not qualify as a reorganization, that the merger and the second-step merger will be treated as separate transactions for federal income tax purposes. Keefe, Bruyette & Woods further has assumed, at the direction of KBW, that the final executed merger agreement will not differ in any material respect from the draft, dated November 1, 2012, of the merger agreement reviewed by Keefe, Bruyette & Woods.

For purposes of rendering its opinion, Keefe, Bruyette & Woods assumed that, in all respects material to its analyses:

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the transaction will be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which will not differ in any respect material to the analyses from the draft reviewed) with no additional payments or adjustments to the merger consideration;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the transaction will be satisfied without any waivers or modifications to the merger agreement; and

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in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the transaction, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

For purposes of its opinion, Keefe, Bruyette & Woods also has assumed, at the direction of KBW, that the cash consideration to be received by holders of KBW common stock at the closing of the merger will equal $10.00 per share whether payable as part of the merger consideration or as extraordinary dividends prior to closing.

Keefe, Bruyette & Woods’ opinion did not address the relative merits of the transaction as compared to any alternative business strategies that might exist for KBW, nor does it address the effect of any other business combination in which KBW might engage. Keefe, Bruyette & Woods’ opinion addresses only the fairness, from a financial point of view, as of the date of the opinion, to the holders of the KBW common shares of the merger consideration in the transaction. The company expresses no view or opinion as to any terms or other aspects of the transaction. Further, Keefe, Bruyette & Woods is not expressing any opinion about the fairness of the amount or nature of the compensation to any of the KBW’s officers, directors or employees, or any class of such persons, relative to the compensation to the public holders of the KBW common stock in connection with the transaction.

Keefe, Bruyette & Woods did not express any view or opinion with respect to, and relied, with KBW’s consent, upon the assessments of KBW’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to KBW, Stifel or any other entity and the transaction (including the contemplated benefits of the transaction) as to which Keefe, Bruyette & Woods understood that KBW obtained such advice as it deemed necessary from qualified professionals.

Keefe, Bruyette & Woods’ opinion does not in any manner address the prices at which the Stifel common stock will trade following the consummation of the merger and Keefe, Bruyette & Woods expresses no view or opinion as to how the stockholders of KBW should vote at the stockholders meeting to be held in connection with the merger.

In performing its analyses, Keefe, Bruyette & Woods considered such financial and other factors it deemed appropriate, including among other things, the historical and current financial position and results of operations of KBW and Stifel, the assets and liabilities of KBW and Stifel, and the nature and terms of certain other merger transactions involving broker-dealers. Keefe, Bruyette & Woods also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the financial services industry generally.

The merger consideration was determined through negotiation between KBW and Stifel and the decision to enter into the merger was solely that of KBW’s board of directors. In addition, the Keefe, Bruyette & Woods opinion was among several factors taken into consideration by the KBW board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the KBW board with respect to the fairness of the merger consideration.

Summary of Analyses by Keefe, Bruyette & Woods

The following is a summary of the material financial analyses presented by Keefe, Bruyette & Woods to the KBW board, in connection with rendering the fairness opinion described above. The following summary is not a complete description of the financial analyses performed by Keefe, Bruyette & Woods in rendering its opinion or the presentation made by Keefe, Bruyette & Woods to the KBW board, nor does the order of analyses described represent relative importance or weight given to any particular analysis by Keefe, Bruyette & Woods and is qualified in its entirety by reference to the written opinion of Keefe, Bruyette & Woods attached as Annex C. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth herein, without considering the analysis as a whole, could create an incomplete view of the processes underlying Keefe, Bruyette & Woods’ opinion. In arriving at its opinion, Keefe, Bruyette & Woods considered the results of its entire analysis and did not attribute any particular weight to any analysis or factor that it considered. Rather Keefe, Bruyette & Woods made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis. The financial analyses summarized below include information presented in tabular format. Accordingly, Keefe, Bruyette & Woods believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Comparable Public Companies Analysis. Keefe, Bruyette & Woods reviewed publicly available information and compared the financial performance of KBW to the following public financial services institutions.

Companies included in this analysis were:

Institutional Brokerages	Specialized Advisory Firms
• Cowen Group, Inc.	• Duff & Phelps Corporation
• FBR & Co.	• Evercore Partners Inc.
• Gleacher & Company Inc.	• Greenhill & Co., Inc.
• Jefferies Group, Inc.	• Lazard Ltd.
• JMP Group Inc.
• Piper Jaffray Companies

To perform this analysis, Keefe, Bruyette & Woods used financial information as of or for the most recently ended and disclosed three or twelve month period. Certain financial data prepared by Keefe, Bruyette & Woods, and as referenced in the tables presented below may not correspond to the data presented in KBW’s historical financial statements as a result of the different periods, assumptions and methods used by Keefe, Bruyette & Woods to compute the financial data presented. In Keefe, Bruyette & Woods’ analysis, the KBW forecasts were used as estimates.

Keefe, Bruyette & Woods’ analysis showed the following concerning KBW’s market performance based on market data available as of November 2, 2012:

	KBW (1)		Comparable Public Institutional Brokerages Minimum	Comparable Public Institutional Brokerages Maximum
Market Capitalization / Book Value	1.5x		0.5x	1.0x
Stock Price / 2013E EPS	23.0x		5.9x	11.9x
Enterprise Value / 2013E Revenue	1.4x	(2)	0.1x	1.8x

	KBW (1)		Comparable Public Specialized Advisory Minimum	Comparable Public Specialized Advisory Maximum
Market Capitalization / Book Value	1.5x		1.4x	4.8x
Stock Price / 2013E EPS	23.0x		11.0x	19.0x
Enterprise Value / 2013E Revenue	1.4x	(2)	0.9x	4.2x

(1)	Multiples based on the KBW forecasts; 2013E fully diluted EPS equal to $0.76 per share and projected 2013E revenues equal to $317 million; based on 33,018,524 fully diluted shares outstanding.
(2)	Enterprise Value calculation assumes KBW net debt of negative $142 million per management guidance and stated balance sheet cash as of June 30, 2012.

Comparable Transaction Analysis. Keefe, Bruyette & Woods reviewed publicly available information related to selected acquisitions of broker dealers announced since 2000. Keefe, Bruyette & Woods limited the transactions to those between $100 million and $1.5 billion in value, involving targets which had significant institutional brokerage or investment banking revenues. The transactions included in the group were:

Announcement Date	Acquiror	Target
January 11, 2012	Raymond James	Morgan Keegan, Inc.
December 15, 2011	Canaccord Financial Inc.	Collins Stewart Hawkpoint plc
September 9, 2011	Investec plc	Evolution Group plc
June 7, 2011	Evercore Partners Inc.	Lexicon Partnership LLC
February 16, 2011	Cowen Group, Inc.	LaBranche & Co Inc.
April 25, 2010	Stifel Financial Corp.	Thomas Weisel Partners Group Inc.
March 3, 2010	Canaccord Financial Inc.	Genuity Capital Markets
October 1, 2007	Thomas Weisel Partners Group Inc.	Westwind Partners
September 26, 2007	Macquarie Bank Ltd.	Orion Securities Inc.
January 8, 2007	Stifel Financial Corp.	Ryan, Beck & Co. Inc.
October 10, 2006	Merrill Lynch & Co.	Petrie Parkman & Co.
August 1, 2001	Royal Bank of Canada	Tucker Anthony Sutro
December 18, 2000	Regions Financial Corp.	Morgan Keegan, Inc.
September 28, 2000	Royal Bank of Canada	Dain Raucher Corp.
August 31, 2000	First Union Corp.	JWGenesis Financial Corp.

For each precedent transaction, Keefe, Bruyette & Woods derived and compared, among other things, the implied ratio of:

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price paid for the acquired company to book value of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

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price paid for the acquired company to last twelve months revenue of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

•	price paid for the acquired company to estimated net income for the next full year based on KBW forecasts.

Transaction multiples for the merger were derived from an aggregate offer price of approximately $577.8 million for KBW based on a per share price of Stifel’s common stock as of November 2, 2012. The results of the analysis are set forth in the following table:

Transaction Valuation Multiples at Announcement Date

	KBW / Stifel Merger (1)		Minimum	Maximum
Transaction Price to Book Value	1.5x		0.9x	7.5x
Transaction Price to LTM Revenue	1.9x	(2)	0.5x	5.3x
Transaction Price to Fwd. Net Income	23.0x	(3)	7.8x	16.0x

(1)	Multiples based on the KBW forecasts; implied share price of $17.50 per share of KBW common stock assuming the merger closed on November 2, 2012 and 33,018,524 fully diluted KBW shares outstanding.
(2)	LTM Revenue multiple calculation based on transaction value net of net debt of negative $143 million; the ratio of price to revenue equals 2.5x excluding net debt adjustment.
(3)	2013E fully diluted EPS equal to $0.76 per share per KBW forecasts.

No company or transaction used as a comparison in the above analysis is identical to KBW, Stifel or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Discounted Cash Flow Analysis. Keefe, Bruyette & Woods performed a discounted cash flow analysis to estimate a range for the implied total enterprise value of KBW. In this analysis, Keefe, Bruyette & Woods assumed discount rates ranging from 12.1% to 14.1% to derive (i) the present value of the estimated free cash flows that KBW could generate over a five year period, and (ii) the present value of KBW’s terminal value at the end of the fifth year. Terminal values for KBW were calculated based on a range of 12.0x to 14.0x estimated sixth year earnings. In performing this analysis, Keefe, Bruyette & Woods used the KBW forecasts. Based on these assumptions, Keefe, Bruyette & Woods derived a range of implied equity value of KBW, including $200 million of excess capital per KBW management, of $552.8 million to $626.2 million, or $16.74 per share to $18.96 per share based on 33,018,524 fully diluted shares outstanding.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, discount rates, and net operating loss tax attributes. The analysis did not purport to be indicative of the actual values or expected values of KBW.

Relative Contribution Analysis. Keefe, Bruyette & Woods analyzed the relative contribution of each of KBW and Stifel to the pro forma combined preliminary and projected net revenue, pre-tax income, book value and tangible book value for 2011 and 2012, and compared the relative contribution to the relative valuation of Stifel and KBW based upon the implied purchase price of KBW and Stifel’s market capitalization at the time the opinion was rendered. The results of the analysis are set forth in the following table:

	% Contribution (1)
	KBW	Stifel
Relative Valuation at Purchase Price (2)	22.5%	77.5%
Relative Valuation at Current Market Price (3)	21.3%	78.7%
6/30/2012 Book Value	21.7%	78.3%
6/30/2012 Tangible Book Value	28.0%	72.0%
2011A Pre-Tax Income	NM	NM
2012E Pre-Tax Income (4)	NM	NM
2013E Pre-Tax Income (4)	14.1%	85.9%
2011A Net Revenues	15.7%	84.3%
2012E Net Revenues (4)	13.9%	86.1%
2013E Net Revenues (4)	16.0%	84.0%

(1)	Does not include purchase accounting marks and other transaction adjustments; based on fully diluted shares outstanding.
(2)	Based on KBW implied purchase price per share of $17.50 and Stifel closing price per share of $31.91 as of November 2, 2012.
(3)	Based on KBW closing share price of $16.30 as of November 2, 2012.
(4)	Based on KBW forecasts and Stifel forecasts, respectively.

Impact Analysis. Keefe, Bruyette & Woods analyzed the estimated financial impact of the transaction on Stifel’s 2013 estimated earnings per share. For KBW, Keefe, Bruyette & Woods used the Stifel-KBW forecasts for 2013 pre-tax income of $14.5 million. For Stifel, Keefe, Bruyette & Woods used the Stifel forecasts for 2013 pre-tax income of $256.2 million. Keefe, Bruyette & Woods assumed, per discussions with Stifel and KBW management, (a) that the cash component of the transaction would be funded with a combination of $100 million debt and $240 million available cash balances, (b) that the merger will result in cost savings and revenue synergies of $64.6 million, (c) that KBW tangible book value as of the closing date of the merger would equal $377.4 million based on June 30, 2012 tangible book value equal to $380.4 million adjusted for certain change of control payments, and $33.7 million in amortizable transaction related charges per Stifel management, and (d) that 2.5 million in incremental shares would be issued for $57 million of retention restricted stock awards and $26.1 million equity change-in-control payments above base stock consideration, with the retention expense to be booked in fiscal year 2012. Based on its analysis, Keefe, Bruyette & Woods determined that the merger would be

7.8% accretive to Stifel’s estimated GAAP earnings per share and 9.1% accretive to Stifel’s estimated cash earnings per share in 2013. For the above analysis, the actual results achieved by Stifel following the transaction may vary from the projected results, and the variations may be material.

Certain KBW Unaudited Prospective Financial Information

KBW does not as a matter of course make public projections as to future revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, KBW is including this unaudited prospective financial information that was made available to the KBW board of directors and KBW’s financial advisors in connection with the merger. This unaudited prospective financial information is referred to as the KBW forecasts in the section “—Opinions of KBW’s Financial Advisors” beginning on page 71 of this proxy statement/prospectus. The inclusion of this information should not be regarded as an indication that KBW or any of its representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

KBW’s management prepared, or approved the use of, the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market and financial conditions and matters specific to KBW’s business, all of which are difficult to predict and many of which are beyond KBW’s control. KBW can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. Further, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results are likely to differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to KBW’s business, industry performance, and general business and economic conditions. For other factors that could cause actual results to differ please see the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 45 and page 43, respectively, of this proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in KBW’s historical GAAP financial statements. Neither KBW’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. KBW can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. KBW does not intend to make publicly available any update or other revision to the unaudited prospective financial information. The unaudited prospective financial information does not take into account the possible financial and other effects of the merger and does not attempt to predict or suggest future results of the combined company. None of KBW or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of KBW, stockholder of Stifel or other person regarding KBW’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was considered in connection with the merger.

In light of the foregoing, and considering that the Special Meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, KBW stockholders are cautioned not to place unwarranted reliance on such information, and KBW urges all stockholders to review KBW’s most recent SEC filings for a description of KBW’s reported financial results. See “Where You Can Find More Information” on page 146 of this proxy statement/prospectus.

The following table presents selected KBW unaudited prospective financial data for the years 2012 through 2017:

	Year Ended December 31,
	2012	2013	2014	2015	2016	2017
	($ in millions)
Total Revenues	249	319	340	363	388	414
Net Revenues	247	317	339	361	386	413
Income / (loss) before income taxes	(12)	42	51	54	58	62
Net income / (loss)	(7)	25	30	33	35	37
EBITDA (1)	(7)	49	58	62	66	71
Unlevered Free Cash Flow	(7)	25	30	32	34	37

(1)	Calculated as earnings before interest, taxes, depreciation and amortization.

Certain Stifel and Combined Company Unaudited Prospective Financial Information

Stifel does not as a matter of course make public projections as to future revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Stifel is including this unaudited prospective financial information that was made available to KBW and KBW’s financial advisors in connection with the merger. This unaudited prospective financial information is referred to as the Stifel forecasts, the Stifel public forecasts and the Stifel-KBW forecasts in the section “—Opinions of KBW’s Financial Advisors” beginning on page 71 of this proxy statement/prospectus. The inclusion of this information should not be regarded as an indication that any of Stifel, KBW, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

Stifel’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market and financial conditions and matters specific to Stifel’s business, all of which are difficult to predict and many of which are beyond Stifel’s control. Stifel can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. Further, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results are likely to differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Stifel’s business, industry performance, and general business and economic conditions. For other factors that could cause actual results to differ please see the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 45 and page 43, respectively, of this proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Stifel’s historical GAAP financial statements. Neither Stifel’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Stifel can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Stifel does not intend to make publicly available any update or other revision to the unaudited prospective financial information. The unaudited prospective financial information does not take into account the possible financial and other effects of the merger and does not attempt to predict or suggest future results of the combined company. None of Stifel, KBW or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Stifel, stockholder of KBW or other person regarding Stifel’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was considered in connection with the merger.

In light of the foregoing, and considering that the Special Meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, KBW stockholders are cautioned not to place unwarranted reliance on such information, and Stifel urges all KBW stockholders to review Stifel’s most recent SEC filings for a description of Stifel’s reported financial results. See “Where You Can Find More Information” on page 146 of this proxy statement/prospectus.

Certain Stifel Unaudited Prospective Financial Information

The following table presents selected Stifel unaudited prospective financial data for the years 2012 through 2017:

	Year Ended December 31,
($ in millions)	2012	2013	2014	2015	2016	2017
Total Revenues	1,562	1,698	1,833	1,961	2,084	2,198
Net Revenues	1,529	1,663	1,797	1,923	2,044	2,156
Income/(loss) before income taxes	198	256	270	288	307	323
Net income/(loss)	119	154	162	173	184	194
EBITDA (1)	227	287	302	323	343	361

(1)	Calculated as earnings before interest, taxes, depreciation and amortization.

Certain Combined Company Unaudited Prospective Financial Information

The following combined company unaudited prospective financial information reflects selected unaudited prospective data for Stifel, KBW and the combined company prepared or provided by Stifel:

($ in millions)	2013
Pre-tax income of Stifel	269
Pre-tax income of KBW	14
Other income/(expenses) (1)	51
Combined income before taxes	335
Net income	201

(1)	Other income/expenses includes cost savings, incremental financing costs and additional intangible amortization expense as a result of the merger.

Stifel’s Reasons for the Merger

Numerous factors were taken into consideration by Stifel in entering into the merger agreement, including, without limitation, the following:

•	enhance Stifel’s position as a premier middle market investment bank;

•	create a dominant force in the financial services industry, including equity research, equity and fixed income sales and trading and investment banking;

•	leverage Stifel’s Global Wealth Management and Capital Markets platforms;

•	create the largest U.S. equity research platform;

•	realize benefits from operating cost efficiencies, which the companies believe will allow them to enhance profitability, while maintaining KBW’s premier brand; and

•	generate attractive returns for shareholders of the combined entity.

In reaching its decision to approve and enter into the merger agreement, the Stifel board did not view any single factor as determinative, and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. Furthermore, individual directors may have given differing weights to the various factors. The Stifel board of directors believed each of the factors listed above supported the decision to adopt the merger agreement.

The Stifel board of directors also considered various risks and challenges inherent in the combination with KBW, including the following:

•	the need to retain key personnel for the combined company;

•	the distraction of management with respect to the integration of the two companies;

•	the risk that anticipated cost savings and synergies might not be achieved as expected or at all;

•	the effect on each of the companies’ existing client relationships and the success of the combined company in entering into new client relationships; and

•	the fact that the financial services industry is subject to periodic market cycle risks.

However, the Stifel board of directors determined that the foregoing risks were outweighed by the potential benefits of the merger summarized above, including the opportunity for Stifel’s stockholders to share in the benefits of the combined company’s long-term prospects.

Interests of Certain Persons in the Merger

In considering the recommendations of KBW’s board of directors with respect to the merger, you should be aware that executive officers and members of the board of directors of KBW have agreements or arrangements that provide them with interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other stockholders of KBW. KBW’s board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to KBW stockholders that they vote for the proposal to adopt the merger agreement and thereby approve the transactions contemplated by the merger agreement, including the merger. The amounts set forth in the discussions below regarding director and executive officer compensation are based on compensation levels as of the date of this proxy statement/prospectus unless otherwise specified. Upon completion of the merger, the amount of restricted shares of Stifel common stock available under Stifel’s incentive stock award plans will be reduced by the amount of restricted shares of Stifel common stock subject to the continuing awards, transition stock grants and restricted stock grant as described below.

Stock-Based Awards

KBW has historically emphasized employee equity ownership. Consistent with this philosophy, KBW’s compensation programs are designed to maintain and enhance such ownership and motivate KBW directors, officers and employees to create enduring stockholder value. Accordingly, KBW’s executive officers and directors hold stock-based compensation awards in respect of prior service. The treatment of these awards in the merger is described below.

Restricted Stock and RSU Awards. Directors and executive officers hold outstanding awards of KBW restricted stock and vested RSUs. The terms of the awards generally provide for accelerated vesting of the restricted shares and delivery of the RSUs upon a change of control such as the merger. However, Messrs. Michaud, Senchak and Duffy have agreed to waive accelerated vesting of their restricted stock awards in the merger, and all of the executive officers holding RSUs previously waived delivery of their vested RSUs upon a change in control such as the merger. Accordingly, at or immediately prior to the effective time of the merger, these continuing restricted share awards and continuing RSU awards will convert into the right to receive the number of shares of Stifel common stock equal to the product (rounded up to the nearest whole number in case of continuing restricted share awards) of (i) the number of shares of KBW common stock subject to such continuing restricted share award or continuing RSU award immediately prior to the effective time of the merger and (ii) the equity exchange ratio (as discussed above), subject to any applicable tax withholding.

Any outstanding awards of KBW restricted stock that are not continuing awards will instead fully vest and convert into the right to receive the merger consideration for each KBW share subject to such awards, subject to any applicable tax withholding.

As noted below, Messrs. Michaud, Duffy and Senchak are expected to remain with KBW following the merger and have executed waiver agreements. Based upon equity compensation holdings as of December 31, 2012, Mr. Michaud holds 178,938 restricted shares, all of which are continuing awards and, therefore, will not accelerate, and no RSUs; Mr. Senchak holds 120,984 restricted shares, all of which are continuing awards and, therefore, will not accelerate, and no RSUs; Mr. Duffy holds 116,497 restricted shares, all of which are continuing awards and, therefore, will not accelerate, and no RSUs; Mr. Giambrone holds no restricted shares and 8,987 RSUs, all of which are continuing awards and, therefore, will not accelerate; Mr. Kleinman holds no restricted shares or RSUs; and the non-employee directors as a group hold 25,356 restricted shares, all of which will accelerate, and no RSUs. These amounts reflect the accelerated vesting of 80,530 restricted shares held by Mr. Giambrone and 59,787 restricted shares held by Mr. Kleinman to December 26, 2012.

Forfeited Performance Share Awards. Each of Messrs. Michaud, Duffy and Senchak has also agreed, effective at the merger, to forfeit his outstanding KBW performance share award with a target amount of 40,080 shares (which we refer to as performance awards). These awards were granted to Messrs. Michaud, Duffy and Senchak in March 2011, and no other executive officer has performance share awards.

Forfeited Long-Term Cash Incentive Awards

Each of Messrs. Michaud, Duffy and Senchak has also agreed, effective at the merger, to forfeit his incentive award payable solely in cash, with a target amount of $1,000,000, which would otherwise has been payable upon a change of control under KBW’s Long Term Incentive Program (which we refer to as the LTIP awards). These awards were granted to Messrs. Michaud, Duffy and Senchak in February 2010, and no other executive officer has awards issued under KBW’s Long Term Incentive Program.

Appointment of Directors and Executive Officers

At the effective time of the merger, the board of directors of Stifel will be increased by two members and Stifel will cause the vacancies to be filled by Thomas B. Michaud, who is currently a member of the KBW board of directors and the President and Chief Executive Officer of KBW, and an individual reasonably designated by KBW from among the directors of KBW at that time who will be independent under the corporate governance standards of Stifel. Additionally, each of Messrs. Thomas B. Michaud, Chief Executive Officer, President and Vice Chairman of KBW, John G. Duffy, Vice Chairman of KBW, and Andrew M. Senchak, Chairman of KBW, has received and accepted an employment agreement or offer letter with Stifel that is conditioned on completion of the merger and provides certain retention and/or severance benefits as discussed below.

Employment and Change of Control Agreements with the Executive Officers

KBW previously entered into an employment agreement and/or change of control agreement with each of its five executive officers. KBW entered into these agreements at the time to promote stability and the continuity of senior management, and these agreements contained provisions regarding payments to be made to the executive officers upon the occurrence of certain termination of employment and/or change of control events. In connection with the merger, and as further described below, three of the executive officers, who are expected to continue employment following the merger, have agreed to waive their existing KBW employment agreements (including any severance benefits) in exchange for certain KBW equity awards; these executive officers have also entered into certain employment arrangements with Stifel that will become effective upon consummation of the merger. The other two executive officers, who are expected to experience a termination of employment following the merger, have agreed to restructure their change of control entitlements under their existing KBW employment arrangements. Each of these agreements was negotiated by the individual KBW executive officer with Mr. Kruszewski, following internal discussions among the executive officers regarding an equitable approach to the reductions in entitlements required by Mr. Kruszewski. As discussed in the section entitled “Proposal One: The Merger—Background of the Merger,” Messrs. Senchak and Michaud also identified the most likely counterparties for the possible strategic transaction of KBW and negotiated certain terms of the merger with Stifel, in each case in consultation with the full board of KBW and/or at the direction of the committee of independent directors.

Messrs. Michaud, Senchak and Duffy

KBW Employment Agreements

On February 1, 2010, KBW entered into employment agreements with each of Mr. Michaud, Chief Executive Officer, President and Vice Chairman of KBW, Mr. Duffy, Vice Chairman of KBW, and Mr. Senchak, Chairman of KBW. Pursuant to these employment agreements, Messrs. Michaud, Senchak and Duffy are entitled to cash severance and benefits following certain qualifying terminations of employment. Following a termination by KBW without “cause” or by the executive officer for “good reason,” the employment agreements provide that the executive officer will receive, among other benefits, a lump-sum cash payment equal to the sum of (i) a pro-rata annual bonus based on the highest annual bonus earned in the three full fiscal years prior to the termination date (which we refer to as highest employment agreement bonus), provided, however, that, unless the pro-rata annual bonus is payable upon a “change in control” as defined in the KBW 2009 Incentive Plan, its payment will be subject to the achievement of applicable performance goals for the year of termination, and (ii) three times the sum of (x) the executive officer’s annual base salary, (y) the executive officer’s highest employment agreement bonus and (z) the amount of KBW’s contribution to KBW’s profit sharing plan on behalf of the executive officer for the year prior to termination. Each executive officer will also receive continued health care, life insurance and other benefits at least as favorable, and at the same cost to the executive officer, as those that would have been provided if the executive officer had continued to be employed by KBW, for three years following termination or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy. The employment agreements provide that the executive officers will not receive a “gross-up” payment from KBW in order to make the executive officer whole for any federal excise tax imposed upon him under Section 4999 of the Code (the so-called “golden parachute excise tax”) as a result of any change of control payments or benefits received or to be received by him in connection with his employment with KBW (or termination thereof). Instead, the executive officer is entitled to receive whichever of the following is more favorable to him on a net after-tax basis: (i) his change in control payments reduced to the extent necessary so that none of those payments are subject to excise tax or (ii) the full amount of such change in control payments, which is subject to the excise tax.

Waiver of KBW Employment Agreements

On November 5, 2012, each of Messrs. Michaud, Duffy and Senchak entered into a waiver agreement (which we refer to as waiver agreements) with KBW. Pursuant to the waiver agreements, the executive officers agreed to (i) waive all rights under their existing employment agreements with KBW, including any severance benefits, (ii) waive the change in control vesting provisions in all KBW restricted share awards outstanding on the date of the waiver agreement and (iii) forfeit their outstanding performance awards and LTIP awards, in each case contingent upon completion of the merger.

In consideration for these waivers, KBW will eliminate any future service requirement for each executive officer’s outstanding KBW restricted stock awards immediately prior to, and subject to consummation of, the merger. As modified, the executive officer’s restricted stock awards will become vested on the originally scheduled vesting dates subject to the executive officer’s continued compliance with non-competition and non-solicitation covenants until that time (unless his employment is terminated without “cause,” in which case the award will vest on the scheduled vesting dates irrespective of the executive officer’s compliance with the restrictive covenants).

The waiver agreements also provide that KBW will grant to each of Messrs. Michaud, Duffy and Senchak, effective immediately before the merger, an amount of restricted shares of KBW common stock (which we refer to as transition stock grants) with a value, as of the grant date, of $5,000,000. Upon completion of the merger, each transition stock grant will convert into the right to receive an amount of restricted shares of Stifel common stock of equivalent value calculated based on the equity exchange ratio. The transition stock grants vest ratably over a three-year period for Mr. Michaud and a five-year period for Messrs. Duffy and Senchak. Consistent with the modification of the existing restricted stock awards discussed above, vesting of the transition stock grants is subject to the executive officer’s continued compliance with non-competition and non-solicitation covenants (unless his employment is terminated without “cause,” or by him for “good reason,” in which case the award will vest on the scheduled vesting dates irrespective of such compliance).

Pursuant to his waiver agreement, Mr. Michaud received a grant of restricted shares of KBW common stock (which we refer to as the retention stock grant) on the fifth trading day after announcement of the merger agreement. The retention stock grant, issued pursuant to the KBW 2009 Incentive Plan, had a value, as of the grant date, of $750,000. The retention stock grant vests ratably over a five-year period subject to Mr. Michaud’s continued employment. Immediately prior to the consummation of the merger, any such future service requirements will cease, and the retention stock grant will convert into the right to receive an amount of restricted shares of Stifel common stock of equivalent value calculated based on the equity exchange ratio. The retention stock grant will vest on the originally scheduled dates subject to Mr. Michaud’s continued compliance with restrictive non-competition and non-solicitation covenants until that time (unless his employment is terminated without “cause” or by Mr. Michaud for “good reason,” in which case the award will vest on the scheduled vesting dates irrespective of Mr. Michaud’s compliance with the restrictive covenants).

In the event any federal excise taxes under Section 4999 of the Code are incurred as a result of any payments or benefits under the executive officer’s waiver agreement, Mr. Michaud will receive the more favorable on a net after-tax basis of either one dollar less than the amount of payments and benefits that would result in golden parachute excise taxes or the full value of payments and benefits that are subject to excise taxes, and Messrs. Duffy and Senchak will receive one dollar less than the amount of payments and benefits that would result in golden parachute excise taxes.

Employment Arrangements with Stifel

On November 5, 2012, each of Messrs. Michaud, Duffy and Senchak also entered into an employment agreement or offer letter with Stifel, pursuant to which each will begin employment with Stifel upon the completion of the merger.

Mr. Michaud’s employment agreement with Stifel (which we refer to as the employment agreement) provides for Mr. Michaud to serve as the Chief Executive Officer of the surviving corporation (or, at the election of the Stifel Chief Executive Officer, a separately branded division within Stifel’s broker dealer) for a three-year term beginning on the date of the closing of the merger. If the merger agreement terminates for any reason before the merger closes, the employment agreement will become void and have no effect. Pursuant to the employment agreement, Mr. Michaud will be paid an annual base salary of $250,000 per year and will be eligible for an annual bonus for each fiscal year that ends during the term of his employment. In addition, effective as of the closing of the merger, Stifel will grant Mr. Michaud an award of restricted shares of Stifel common stock with a value of $750,000. Mr. Michaud is entitled to a non-forfeitable advance on his annual bonus equal to $30,000 per month and, commencing in 2013, will also be entitled to receive an annual grant of long-term incentive awards consistent with Stifel’s practice for senior vice presidents. The employment agreement provides for Mr. Michaud to be entitled to participate in each of Stifel’s executive compensation programs and employee benefit plans and welfare plans on a basis that is at least as favorable as that for Stifel senior vice presidents.

The employment agreement provides that, if during its term, Stifel terminates Mr. Michaud’s employment without “cause” (as defined in the employment agreement) or Mr. Michaud terminates his employment for “good reason” (as defined in the employment agreement), Stifel will pay Mr. Michaud, among other items, a lump sum severance amount of $3,500,000, and Mr. Michaud’s previously issued equity-based compensation will vest and, if applicable, become exercisable. Mr. Michaud will also be entitled to the continuation of health care, life insurance and other benefits at least as favorable, and at the same cost to Mr. Michaud, as those that would have been provided if he had continued to be employed by Stifel, for 36 months following his termination or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy.

In the event any federal excise taxes under Section 4999 of the Code are incurred as a result of any payments or benefits under the employment agreement, Mr. Michaud will receive the more favorable on a net after-tax basis of either one dollar less than the amount of payments and benefits that would result in golden parachute excise taxes or the full value of payments and benefits that are subject to excise taxes.

The employment offer letters of Messrs. Duffy and Senchak (which we refer to as the offer letters) provide that the executive officers will serve as Vice Chairman and Chairman, respectively, of the surviving corporation (or, at the election of the Stifel Chief Executive Officer, a separately branded division within Stifel’s broker dealer) for a three-year term beginning on the date of the closing of the merger. If the merger agreement terminates for any reason before the merger closes, the offer letters will become void and have no effect. Pursuant to his respective offer letter, each of Mr. Duffy and Mr. Senchak will be paid an annual base salary at the annual rate in effect as of the signing of the merger agreement and will be eligible for an annual bonus for each fiscal year that ends during the term of his employment. The offer letters provide for Mr. Duffy and Mr. Senchak to be entitled to participate in each of Stifel’s executive compensation programs and employee benefit plans and welfare plans on a basis that is at least as favorable as that provided to similarly situated Stifel employees.

Each offer letter provides that, if during its term, Stifel terminates Mr. Duffy’s or Mr. Senchak’s, as applicable, employment without “cause” (as defined in each offer letter) or Mr. Duffy or Mr. Senchak terminates his employment for “good reason” (as defined in each offer letter), such executive officer’s previously issued equity-based compensation will vest and, if applicable, become exercisable. In the event any federal excise taxes under Section 4999 of the Code are incurred as a result of any payments or benefits under Mr. Duffy or Mr. Senchak’s offer letter, he will receive one dollar less than the amount of payments and benefits that would result in golden parachute excise taxes.

Messrs. Giambrone and Kleinman.

KBW Change of Control and Employment Agreements

On February 1, 2008, KBW entered into change of control agreements (which we refer to as the change of control agreements) with each of Mr. Robert Giambrone, the Chief Financial and Administrative Officer and Executive Vice President of KBW, and Mr. Mitchell Kleinman, General Counsel, Corporate Secretary and Executive Vice President of KBW, and on January 25, 2012, KBW entered into employment agreements with each of Messrs. Giambrone and Kleinman.

On November 4, 2012, the compensation committee of KBW’s board of directors adopted resolutions approving extensions of the change of control agreements to either March 31, 2013 or, if an acquisition agreement (such as the merger agreement) is entered into prior to such date, until the consummation of the acquisition or the termination of the acquisition agreement. Until the expiration of his change of control agreement, each of Messrs. Giambrone and Kleinman is entitled to the greater of the rights, payments and benefits under either his employment agreement or change of control agreement.

The employment agreements with Messrs. Giambrone and Kleinman provide that, in the event of a termination by KBW (other than for “cause,” death or “disability”) or by the executive officer for “good reason,” the executive officer will be entitled to, among other items, a lump-sum cash payment equal to (i) a pro-rata annual bonus for the year of termination based on the average annual bonus earned over the three full fiscal years prior to the termination date (which we refer to as the average employment agreement bonus), provided, however, that, unless the pro-rata annual bonus is payable upon a “change in control” as defined in KBW’s annual incentive plan, its payment will be subject to the achievement of applicable performance goals for the year of termination; and (ii) severance equal to two times the sum of (x) base salary, (y) the average employment agreement bonus and (z) the amount of KBW’s contribution to KBW’s profit sharing plan on behalf of the executive officer for the year prior to termination. In the event of such termination, Messrs. Giambrone and Kleinman will also be entitled to accelerated vesting of any outstanding equity awards under the KBW 2009 Incentive Plan. In the event of a termination due to death or “disability,” the executive officer or his legal representative will be entitled to receive a pro-rata annual bonus for the year of termination based on the average employment agreement bonus (in addition to any accrued obligations).

If employed on the effective date of a change of control (including the consummation of the merger), the change of control agreements automatically convert into employment agreements with a three-year term. During the three-year term, each of Messrs. Giambrone and Kleinman would be entitled to (i) the position, authority, duties and responsibilities commensurate with the most significant of those held in the 120 days prior to the change of control, (ii) an annual base salary at least equal to 12 times the highest monthly salary paid to the executive officer in the 12-month period prior to the change of control and (iii) an annual bonus at least equal to the executive officer’s highest bonus earned in the three years prior to the change of control.

The change of control agreements provide that if the executive officer is terminated by KBW (other than for “cause,” death or “disability”) or by the executive officer for “good reason,” the executive officer is entitled to, among other items, a lump-sum cash payment equal to the sum of (i) a pro-rata bonus for the year of termination that is based on the higher of (a) the annual bonus for the most recently completed fiscal year during the three-year period following the change of control, and (b) the highest bonus earned in the three years prior to the change of control (which we refer to as the higher annual bonus), and (ii) severance equal to 2.5 times the sum of (x) base salary, (y) the higher annual bonus and (z) the amount of KBW’s contribution to KBW’s profit sharing plan owed to on behalf of the executive officer for the year prior to termination. In the event of a termination due to death or “disability,” the executive officer or his legal representative will be entitled to receive any accrued obligations.

Under the terms of the employment agreements and change of control agreements, Messrs. Giambrone and Kleinman are also entitled to continued health care, life insurance and other benefits at least equal to, and at the same after-tax cost to the executive officer, as those that would have been provided if the executive officer had continued to be employed by KBW, for 18 months following termination or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy. With respect to the golden parachute excise tax, the employment agreements provide that the executive officer receives whichever of the following is more favorable to him on a net after-tax basis: (i) change in control payments reduced to the extent necessary so that no payments are subject to excise tax or (ii) the full amount of all change of control payments, which are subject to excise taxes. The change of control agreements provide for a tax gross-up to make the executive officer whole after any such federal excise taxes, unless the value of the change of control payments and benefits does not exceed 110% of the maximum amount payable without triggering an excise tax, in which case the payments and benefits will be reduced to such maximum amount.

KBW and Stifel Terms Agreement

On November 8, 2012, KBW and Stifel entered into terms agreements (which we refer to as the terms agreements) with each of Messrs. Giambrone and Kleinman, which will become effective upon the consummation of the merger.

The terms agreements provide that, immediately prior to the merger, the change of control agreements will be amended to provide for the reduction of change of control payments or benefits to the extent necessary so that none of those payments or benefits are subject to excise taxes under Section 4099 of the Code (and that severance payments will be no larger than the amount set forth in the respective terms agreement). In lieu of any bonus payable for 2012 pursuant to the executive officer’s change of control agreement or employment agreement, the terms agreements entitle each of Messrs. Giambrone and Kleinman to an annual bonus in 2012 equal to $1,500,000. In addition, the pro-rata higher annual bonus provided for in the change of control agreement will only be paid if the merger is consummated on or after February 15, 2013 (unless the executive officer’s employment is terminated before such date by KBW without cause or by the executive officer for good reason). The terms agreements provide that any and all non-competition obligations under any contract, plan or arrangement between KBW or any of its affiliates and Messrs. Giambrone or Kleinman will cease to apply immediately prior to the closing of the merger. Generally, the other terms of the change of control agreements remain in effect.

KBW, Stifel and each of the executive officers acknowledge in the terms agreements that the changes to Messrs. Giambrone’s and Kleinman’s responsibilities and duties following the merger will constitute “good reason” as defined by the change of control agreements, which will entitle each to certain severance benefits under his change of control agreement (as amended by the terms agreement) upon his termination for “good reason.”

Employee Benefits

Please refer to “Proposal One: The Merger Agreement—KBW Employee Benefits Matters” on page 114 for a discussion of the employee benefits to be provided to KBW employees, including any executive officers, who remain at the combined company following the merger.

Year-End Tax Planning Actions

With the agreement of Stifel, KBW determined to take certain compensation-related actions prior to the end of 2012 in light of the potential for increased income tax rates in 2013. Specifically, KBW determined to pay a designated portion of the cash bonus amounts earned for the 2012 fiscal year to certain employees, including full bonuses to Messrs. Michaud, Senchak and Duffy, in December 2012 rather than the first quarter of 2013. KBW also accelerated the vesting of all outstanding awards of KBW restricted stock other than continuing awards, including 80,530 restricted shares held by Mr. Giambrone and 59,787 restricted shares held by Mr. Kleinman. Holders of such restricted stock awards will therefore recognize income on the related KBW shares in 2012 and will be treated the same as other KBW shareholders in the merger. Similarly, KBW accelerated the settlement of the awards of 26,875 and 124,829 vested RSUs held by Messrs. Michaud and Kleinman, respectively (which would otherwise have been continuing awards) to December 2012. Messrs. Michaud and Kleinman will be treated the same as other KBW shareholders in the merger with respect to any KBW shares held as a result of the settlement of their vested RSUs.

Retention and Special Awards for Non-Officer Employees

On November 4, 2012, the board of directors of KBW approved the grant of retention and special awards to more than 90 non-officer employees of KBW viewed as critical to ensuring a successful closing of the merger and transition, subject to such employees’ waiver of certain contractual rights in the merger and agreement to an extended notice period, as further discussed below. The board approved retention awards, consisting of both restricted stock and RSUs of KBW, with an aggregate value of approximately $25.5 million, in amounts to be generally calculated based on the volume weighted average price of KBW common stock for the five trading days beginning on the date of the announcement of the merger. The grant date for the new retention restricted stock and RSUs awards was November 12, 2012 and the awards are not subject to the consummation of the merger. The aggregate number of shares of KBW stock issuable upon vesting of such awards is approximately 1.5 million. In addition, the board approved special awards, consisting of both restricted stock and RSUs of KBW, to be issued immediately prior to, and subject to, the consummation of the merger. Those special awards will have an aggregate value of approximately $7.9 million to be calculated based on the volume weighted average price of KBW common stock for the five trading days immediately preceding (but not including) the closing date of the merger. All of the retention and special awards will convert into Stifel shares (or the right to receive Stifel shares upon vesting, in the case of RSUs) based on the equity exchange ratio, and unless the holder makes arrangements to settle taxes in cash, KBW or Stifel will withhold a portion of the stock issuable in connection with such awards in an amount sufficient to satisfy applicable withholding taxes regardless of whether such awards are otherwise transferable at such time.

The retention and special awards were described in a written letter agreement with each recipient, and generally provide that they vest in five equal annual installments beginning on the first anniversary of the grant date. To the extent the retention awards are subject to continued employment by KBW, immediately prior to the merger, any such continued service requirements will be eliminated and the awards will continue to vest so long as the recipient refrains from engaging in a competitive activity or a soliciting activity prior to the relevant vesting date or dates of such awards (unless the recipient’s employment is terminated without cause, in which case the award will vest on the relevant vesting date or dates irrespective of the recipient’s compliance with the restrictive covenants). To the extent a retention or special award recipient held unvested shares of KBW common stock subject to restricted stock awards issued prior to the date of the letter agreements, such recipient waived any potential vesting treatment on a change in control for all such restricted stock solely in connection with the proposed merger. As further consideration for such waiver, any continued service requirements for vesting of such restricted stock awards will be eliminated immediately prior to the merger and the awards will continue to vest so long as the recipient refrains from engaging in a competitive activity or a soliciting activity prior to the relevant vesting date or dates of such awards (unless the recipient’s employment is terminated without cause, in which case the award will vest on the relevant vesting date or dates irrespective of the recipient’s compliance with the restrictive covenants). If the merger does not occur, the service requirements and acceleration on a change in control will remain in place. The recipients of the retention and special awards also agreed to give at least 90 days’ advance notice (or, prior to the closing of the merger, such greater notice period as applicable under any KBW policies or agreements with each such employee) of any termination of his or her employment. Following receipt of such notice, KBW may, at its sole discretion, choose to either (1) waive that notice period (thereby immediately terminating such employee’s employment) or (2) place such employee on paid leave, at his or her then-current salary (with no eligibility for a discretionary bonus), for any or all of the notice period. Such employees also agreed that, so long as the merger agreement remains in effect or if the proposed transaction is consummated, if such employee provides such notice at any time until the first day of the 12th month following the consummation of the merger, KBW may, at its sole discretion, place the employee on paid leave through the last day of the 14th month following the consummation of the merger. If the merger agreement terminates for any reason before the merger occurs, these notice requirements will cease to apply.

The above described letter agreements also provide that Stifel will, and Stifel intends to, grant awards of restricted stock and restricted stock units, having an aggregate value of approximately $25.5 million, to such recipients, based on the volume weighted average price of Stifel’s common stock during the five business days immediately preceding (but not including) the closing date of the merger. The awards do not provide for any continued employment service requirements for vesting and will continue to vest so long as the recipient refrains from engaging in a competitive activity or a soliciting activity prior to the relevant vesting date or dates of such awards (unless the recipient’s employment is terminated without cause, in which case the award will vest on the relevant vesting date or dates irrespective of the recipient’s compliance with the restrictive covenants). Such Stifel awards will only be issued if the merger is consummated.

Following its grant of the retention awards, KBW announced a special cash dividend of $2.00 per share of KBW common stock payable on December 17, 2012 to shareholders of record as of December 10, 2012. Holders of the retention restricted stock awards received the special dividend pursuant to their rights as a KBW stockholder. Holders of the retention RSUs did not receive the special dividend amount because the underlying shares are not outstanding; however, the terms of the RSUs adjusted the amount of stock deliverable as a result of the special dividend. Therefore, in lieu of providing holders of the retention RSUs with a cash dividend equivalent, KBW, with the agreement of Stifel, adjusted the RSUs to provide that, upon the merger, the holder of the applicable retention RSU will receive the right to $2.00 of Stifel common stock, calculated in accordance with the equity exchange ratio and payable upon settlement of the retention RSU in accordance with its terms.

No Stifel Stockholder Approval

Stifel stockholders are not required to adopt the merger agreement and thereby approve the transactions contemplated by the merger agreement, including the merger or the issuance of shares of Stifel common stock as part of the merger consideration.

Stifel’s Dividend Policy

Stifel has not declared or paid a cash dividend on its common stock since 2002. Stifel currently intends to retain any future earnings to fund the growth and development of its businesses and does not anticipate paying any cash dividends in the foreseeable future.

Ownership of Stifel Following the Merger

If the merger is completed, holders of KBW common stock collectively will receive up to approximately 8.3 million shares of Stifel common stock in the merger based on the number of shares of KBW common stock outstanding as of December 31, 2012.

Based on the number of shares of Stifel common stock and KBW common stock outstanding as of December 31, 2012, current KBW stockholders are expected to own up to approximately 13% of the outstanding common stock of Stifel following the merger (without giving effect to any shares of Stifel common stock held by KBW stockholders prior to the merger).

The foregoing does not take into consideration any restricted stock units of either Stifel or KBW. As of December 31, 2012, KBW had 1,426,463 RSUs outstanding, all of which are continuing RSUs and will convert into the right to receive the number of shares of Stifel common stock equal to the product of (i) the number of shares of KBW common stock subject to such continuing RSU award immediately prior to the effective time of the merger and (ii) the equity exchange ratio. As of December 31, 2012, Stifel had approximately 15,000,000 restricted stock units outstanding.

Manner and Procedure for Exchanging Shares of KBW Stock

The conversion of KBW common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger.

Prior to the completion of the merger, Stifel will select a commercial bank or trust company reasonably acceptable to KBW to act as the exchange agent, for the purpose of exchanging certificates or book entry shares representing KBW shares for the merger consideration and to perform other duties as explained in the merger agreement. If you hold your own shares of KBW common stock in certificated form, promptly after the effective time of the merger, and in no event later than the third business day following the effective time of the merger, the exchange agent will mail you a letter of transmittal which will contain instructions on how to surrender your shares of KBW common stock in exchange for the merger consideration. The exchange agent will pay you the merger consideration to which you are entitled after you have provided to the exchange agent your signed letter of transmittal, surrendered your stock and provided any other items specified by the letter of transmittal. You should not submit your KBW stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent. Holders of book–entry shares will automatically receive the merger consideration and will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent.

In the event of a transfer of ownership of KBW common stock that is not registered in KBW’s transfer agent’s records, payment of the merger consideration as described above will be made to a person other than the person in whose name the certificate so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer, and the person requesting the exchange must pay any transfer or other taxes required by reason of the payment of the merger consideration to such other person.

Holders of KBW common stock will receive cash in lieu of any fractional shares of Stifel common stock they otherwise would have received in the merger. Each KBW stockholder who would otherwise have been entitled to receive a fraction of a share of Stifel common stock will receive an amount in cash (without interest and subject to withholding taxes) equal to the product obtained by multiplying (1) the fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled (rounded to the nearest one-hundredth of a share) by (2) the average of the daily volume weighted average trading prices of Stifel common stock on each of the ten trading days prior to the closing date of the merger. Additionally, six months after the effective time of the merger, the exchange agent will deliver to Stifel all cash and shares of Stifel common stock remaining in the exchange fund administered by the exchange agent that have not been distributed to holders of KBW shares. Thereafter, KBW stockholders must look only to Stifel, and Stifel will remain liable, for payment of the merger consideration on their shares of KBW common stock. Any portion of the exchange fund administered by the exchange agent remaining unclaimed by holders of shares of KBW common stock two years after the effective time of the merger (or immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental authority) will, to the extent permitted by applicable law, become the property of Stifel.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, Stifel will account for the merger using the acquisition method of accounting for business combinations. Under this method of accounting, Stifel will record the acquisition based on the fair value of the consideration given, which is the market value (based on the closing price of Stifel common stock on the closing date of the merger) of its common stock issued in connection with the merger. Stifel will allocate the purchase price to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

Regulatory Approvals

Under the merger agreement, KBW and Stifel have both agreed to use their reasonable best efforts to apply for and obtain all regulatory approvals necessary or advisable in connection with the transactions contemplated by the merger agreement, including the merger.

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

The HSR Act prohibits Stifel and KBW from completing the merger until Stifel and KBW have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the required waiting period has expired or been terminated. Stifel and KBW each filed the required notification and report forms on November 15, 2012. On November 23, 2012, the Federal Trade Commission granted early termination of the waiting period under the HSR Act.

Additional Regulatory Approvals

Financial Industry Regulatory Authority

As a member of the Financial Industry Regulatory Authority, or FINRA, a subsidiary of KBW is required to file with FINRA an application for approval of the change of its ownership that will result from the transaction. This subsidiary filed such application with FINRA on November 21, 2012.

United Kingdom Financial Services Authority

The businesses that a subsidiary of KBW conducts in the United Kingdom are regulated by the Financial Services Authority, or the FSA. Accordingly, Stifel and KBW must obtain the approval of the FSA. KBW and Stifel submitted an application for the FSA approval on December 12, 2012.

Federal Reserve

Stifel is a financial holding company regulated by the Federal Reserve. As a financial holding company, Stifel need not obtain Federal Reserve approval prior to engaging, either de novo or through acquisitions, in financial activities previously determined to be permissible by the Federal Reserve. Instead, Stifel will need to provide notice to the Federal Reserve within 30 days after consummating the merger.

Notifications and applications requesting approval may be submitted to various other foreign, federal and state regulatory authorities and self-regulatory organizations.

Merger Expenses, Fees and Costs

Except with respect to the filing fee for the registration statement of which this proxy statement/prospectus forms a part and certain filing fees under antitrust laws, all of which will be shared equally by Stifel and KBW, each of Stifel and KBW will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Appraisal Rights

Under Delaware law, you are entitled to dissenters’ rights of appraisal in connection with the merger, provided that you meet all of the conditions set forth in Section 262 of the Delaware General Corporation Law. In particular, under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Pursuant to Section 262 of the General Corporation Law of the State of Delaware, or Section 262, KBW stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Delaware Chancery Court if the merger is completed. It is possible that the fair value as determined by the Court may be more or less than, or the same as, the merger consideration. Stockholders should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the merger, are not opinions as to, and do not in any manner address, fair value under the DGCL.

KBW stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights. ANY STOCKHOLDER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL NOW AS DESCRIBED BELOW.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting KBW stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Annex D to this proxy statement/prospectus.

Under Section 262, KBW is required to notify stockholders not less than 20 days before the Special Meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.

THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES KBW’S NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Annex D to this proxy statement/prospectus and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost. To exercise appraisal rights with respect to your shares of KBW common stock, you must:

•	NOT deliver an executed copy of the enclosed proxy card;

•	deliver to KBW a written demand for appraisal of your shares before the date of the Special Meeting, as described further below under “—Written Demand and Notice”;

•	continuously hold your shares of KBW common stock through the date the merger is consummated; and

•	otherwise comply with the procedures set forth in Section 262.

Only a holder of record of shares of KBW common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of his or her shares of KBW common stock in connection with the proposed merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to KBW. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of KBW common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of KBW common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. Stockholders who hold their shares of KBW common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights. Stockholders who vote in favor of the adoption and approval of the merger agreement, the merger and its related transactions will not have a right to have the fair market value of their shares of KBW common stock determined. However, failure to vote in favor of the merger agreement, the merger and its related transactions is not sufficient to perfect appraisal rights. If you desire to exercise your appraisal rights, you must also submit to KBW a written demand for payment of the fair value of the KBW common stock held by you. In order to assist stockholders in determining whether to exercise appraisal rights, copies of KBW’s unaudited financial statements for the nine months ended September 30, 2012 are incorporated by reference in this proxy statement/prospectus.

Written Demand and Notice

A written demand for appraisal should be filed with KBW before the Special Meeting. The demand notice shall be sufficient if it reasonably informs KBW of your identity and that you wish to seek appraisal with respect to your shares of KBW common stock. All demands should be delivered to: KBW, Inc., 787 Seventh Avenue, New York, New York 10019, Attention: Corporate Secretary.

Stifel, within ten (10) days after the effective date of the merger, will notify each stockholder who has complied with Section 262 and who has not voted in favor of the merger, that the merger has become effective.

Judicial Appraisal

Within 120 days after the effective time, Stifel or any stockholder who is entitled to appraisal rights and has otherwise complied with Section 262 may file a petition with the Delaware Court of Chancery demanding a determination of the value of the common stock of KBW held by all such stockholders. At the hearing on such petition, the court shall determine which stockholders are entitled to an appraisal of their shares and may require the stockholders who have demanded appraisal to submit their certificates to the Register in Chancery so an appropriate legend can be placed on them. Failure to comply with this requirement may result in the dismissal of the appraisal proceedings with respect to you.

After the Delaware Court of Chancery determines the holders of common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Delaware Court of Chancery shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding. In determining the fair value of the shares the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that

“elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time and the date of payment of the judgment.

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of KBW common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the KBW common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the merger.

Request for Appraisal Data

If you submit a written demand for appraisal of your shares of KBW common stock and otherwise properly perfect your appraisal rights, you may, upon written request mailed to Stifel within 120 days after the effective time, receive a written statement identifying (1) the aggregate number of shares of KBW common stock which were not voted in favor of the adoption and approval of the merger agreement, the merger and its related transactions and with respect to which KBW has received written demands for appraisal; and (2) the aggregate number of holders of such shares. Stifel will mail this statement to you within ten (10) days after receiving your written request. If no petition is filed by either Stifel or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that Stifel will file a petition with respect to the appraisal of the fair value of their shares or that Stifel will initiate any negotiations with respect to the fair value of those shares. Stifel will be under no obligation to take any action in this regard and has no present intention to do so. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of KBW common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Withdrawal

Even if you submit a written demand for appraisal of your shares of KBW common stock and otherwise properly perfect your appraisal rights, you may withdraw your demand at any time after the effective time, except that any such attempt to withdraw made more than 60 days after the effective time will require the written approval of Stifel and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered under the merger agreement within 60 days after the effective time. If you withdraw your demand, you will be deemed to have accepted the terms of the merger agreement, which are summarized in this proxy statement/prospectus and which is attached in its entirety as Annex A.

Tax Considerations

If you elect to exercise your appraisal rights, the payment in cash of the fair value of your shares of KBW common stock will be a taxable transaction to you and the amount of any such cash you receive will be included in the determination of whether the transactions contemplated by the merger agreement constitute a reorganization under Section 368(a) of the Code as more fully described in the section of this proxy statement/prospectus entitled “Material United States Federal Income Tax Consequences of the Merger.” Holders of KBW common stock should be aware that the actual number of shares of KBW common stock (if any) for which appraisal rights are exercised cannot be determined until after the vote at the special meeting.

To review the tax consequences of exercising appraisal rights in greater detail, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 132.

Stockholders considering exercising appraisal rights should consult with their own tax advisors with regard to the tax consequences of such actions.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Annex D to this proxy statement/prospectus. KBW urges any stockholder wishing to exercise appraisal rights, if any, to read this summary and Section 262 carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your statutory appraisal rights, if any.

Restrictions on Sales of Shares by Certain Affiliates

The shares of Stifel common stock received by the KBW stockholders in connection with the merger will be freely transferable under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Stifel for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under the common control with Stifel and may include the executive officers, directors and significant stockholders of Stifel.

Stock Exchange Listing of Stifel Stock; Delisting/De-registration of KBW Stock

Stifel common stock is listed on the NYSE under the symbol “SF.” KBW common stock is listed on the NYSE under the symbol “KBW.” The shares of Stifel common stock issuable in the merger will be listed on the NYSE. If the merger is completed, KBW common stock will no longer be registered under the Exchange Act or listed on the NYSE.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger. The merger agreement summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding KBW, Stifel or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 146.

The representations, warranties and covenants contained in the merger agreement and described in this proxy statement/prospectus were subject to important limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement described in this summary, it is important to bear in mind that these representations and warranties were negotiated for the principal purposes of establishing circumstances in which a party to the merger agreement may have the right to not close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality in a way that is different from what may be viewed as material by you or by other investors, and in some cases, these representations and warranties were qualified by confidential disclosures.

The Merger

Each of the KBW board of directors and the Stifel board of directors has approved the merger agreement, which provides for the merger of Merger Sub with and into KBW upon the terms, and subject to the conditions, of the merger agreement. KBW will be the surviving corporation in the merger and, following the merger, will be a wholly-owned subsidiary of Stifel and will no longer be a publicly held corporation. Following the merger, KBW will be merged with and into the Successor Sub, whereupon the Successor Sub will be the surviving limited liability company as a direct wholly-owned subsidiary of Stifel.

Closing

Under the terms of the merger agreement, the closing of the merger will occur no later than two business days following the satisfaction or waiver of the conditions to closing (other than conditions that, by their nature, cannot be satisfied until the closing of the merger, but subject to the satisfaction or, to the extent permissible, waiver of those conditions).

Effective Time

At the closing of the merger, KBW will file a certificate of merger with the Secretary of State of Delaware. The merger will become effective when the certificate of merger is filed with the Secretary of State of the State of Delaware or at a later time as agreed to by Stifel and KBW and set forth in the certificate of merger.

Merger Consideration

In the merger, each issued and outstanding share of KBW common stock (other than shares owned by KBW as treasury stock, shares of KBW common stock owned by Stifel, shares for which appraisal rights have been properly exercised and perfected under the General Corporation Law of the State of Delaware and certain shares of KBW common stock subject to continuing restricted share awards, continuing RSU awards and other equity awards) will be automatically converted into the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the per share extraordinary dividend amount of $2.00) and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the exchange ratio, as described below.

The merger agreement defines a per share extraordinary dividend amount, which reduces the cash consideration by an equal amount up to $2.00, to be equal to (i) the aggregate amount of all dividends paid by KBW after the date of the merger agreement and before the closing date of the merger (other than quarterly dividends consistent with past practice that are paid on or prior to December 31, 2012) (ii) divided by the number of issued and outstanding KBW shares immediately prior to the closing date of the merger. The merger agreement provides that extraordinary dividends will not exceed $2.00. On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share of KBW’s common stock, payable to stockholders of record on December 10, 2012, which was paid on December 17, 2012.

The exchange ratio is subject to a collar and may fluctuate depending on the average of the volume weighted average trading prices of Stifel common stock for each of the ten consecutive trading days ending on the trading day immediately prior to the closing date of the merger. If the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period is between $29.00 and $35.00, then KBW stockholders will receive a number of shares of Stifel common stock equal to a fraction, the numerator of which equals $7.50 and the denominator of which is the average of the daily volume weighted average trading prices of Stifel common stock during this valuation period, rounding the result to the nearest 1/10,000, as the stock consideration for each share of KBW common stock.

Within the price range prescribed by the collar, the exchange ratio “floats” so as to ensure that the value of Stifel common stock (calculated with reference to the volume weighted average trading prices of Stifel during the valuation period described above) to be received as the stock consideration for each share of KBW common stock will be $7.50 resulting in total consideration of $15.50 (taking into account the per share extraordinary dividend amount of $2.00). However, if the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is less than or equal to $29.00, the exchange ratio will be fixed at 0.2586 shares of Stifel common stock for each share of KBW common stock. If the average of the daily volume weighted average trading prices of Stifel common stock during the valuation period is greater than or equal to $35.00, the exchange ratio will be fixed at 0.2143 shares of Stifel common stock for each share of KBW common stock. Accordingly, if the average of the daily volume weighted average trading prices of Stifel common stock used to calculate the exchange ratio is less than the low end of the collar, then the value of the stock portion of the consideration (calculated with reference to the volume weighted average trading prices of Stifel during the valuation period described above) to be paid per share of KBW common stock may be less than $7.50, which would result in total consideration of less than $15.50 (taking into account the per share extraordinary dividend amount of $2.00). Conversely, if the average of the daily volume weighted average trading prices of Stifel common stock used to calculate the exchange ratio is greater than the high end of the collar, then such value of the stock portion of the consideration may be greater than $7.50, which would result in total consideration of more than $15.50 (taking into account the per share extra ordinary dividend amount of $2.00).

Holders of KBW common stock will receive cash in lieu of any fractional shares of Stifel common stock they otherwise would have received in the merger. Each KBW stockholder who would otherwise have been entitled to receive a fraction of a share of Stifel common stock will receive an amount in cash (without interest and subject to withholding taxes) equal to the product obtained by multiplying (1) the fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled (rounded to the nearest one-hundredth of a share) by (2) the average of the daily volume weighted average trading prices of Stifel common stock on each of the ten trading days prior to the closing date of the merger.

The merger agreement provides that the exchange ratio will be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reclassification or other similar change with respect to Stifel common stock or KBW common stock, or securities convertible or exchangeable into or exercisable into Stifel common stock or KBW common stock, with a record date occurring on or after the date of the merger agreement and prior to the effective time of the merger.

The exchange ratio will be determined shortly before completion of the merger. On December 31, 2012, the latest practicable date before the date of this proxy statement/prospectus, Stifel common stock closed on the New York Stock Exchange (the “NYSE”), at $31.97. The average of the daily volume weighted average trading price per share of Stifel common stock on the last ten trading days before December 31, 2012, was $31.6984. If this were the volume weighted average trading price per share of Stifel common stock used to calculate the exchange ratio, the exchange ratio would be 0.2366, which would result in total consideration of $15.56. The actual exchange ratio and, accordingly, the actual number of shares of Stifel common stock issued in respect of each share of KBW common stock in the merger, may differ from this example and will not be known at the Special Meeting because the valuation period will not be complete until after the Special Meeting.

Treatment of KBW Equity-Based Awards

Upon completion of the merger, the equity-based awards will be treated as follows:

Restricted Stock and RSU Awards. At or immediately prior to the effective time of the merger, all outstanding awards of KBW restricted stock and awards of restricted stock units, other than continuing awards, as discussed below, to the extent not currently vested, will fully vest and convert into the right to receive the merger consideration for each KBW share granted pursuant to, or subject to, such awards, subject to any applicable tax withholding.

Continuing Restricted Stock and RSU Awards. At or immediately prior to the effective time of the merger, all outstanding continuing restricted share awards and all outstanding continuing RSU awards will convert into the right to receive the number of shares of Stifel common stock equal to the product (rounded up to the nearest whole number in case of continuing restricted share awards) of (i) the number of shares of KBW common stock subject to such continuing restricted share award or continuing RSU award immediately prior to the effective time of the merger and (ii) the equity exchange ratio, subject to any applicable tax withholding.

Other Awards. At the effective time of the merger, each other equity award shall be deemed to be converted into the right to acquire or receive benefits measured by the value of the number of shares of Stifel common stock equal to the product of (i) the number of shares of KBW common stock subject to such other equity award and (ii) the equity exchange ratio, subject to any applicable tax withholding. Following the completion of the merger, each such other equity award shall continue to be governed by the same terms and conditions as were applicable under such award immediately prior to the merger.

The “equity exchange ratio” will depend on the average of the volume weighted average trading prices of Stifel common stock on each of the ten trading days ending on the trading day immediately prior to the closing date of the merger. The equity exchange ratio is a fraction, the numerator of which equals $15.50 ($17.50 less the per share extraordinary dividend amount of $2.00) (as discussed below) and the denominator of which equals (i) $29.00, if the average of such daily volume weighted average trading prices of Stifel common stock during the valuation period is less than or equal to $29.00, (ii) the average of such daily volume weighted average trading prices of Stifel common stock during the valuation period, if such average is greater than $29.00 and less than $35.00 and (iii) $35.00, if the average of such daily volume weighted average trading prices of Stifel common stock during the valuation period is greater than or equal to $35.00, in each case rounding the result to the nearest 1/10,000.

Performance Shares. The outstanding KBW performance share awards will be forfeited pursuant to waiver agreements with the performance share award holders.

Conversion of Shares; Exchange of Certificates

Prior to the effective time of the merger, Stifel will select a commercial bank or trust company (subject to KBW’s approval not to be unreasonably withheld or delayed) to act as the exchange agent, for the purpose of exchanging certificates or uncertificated shares representing KBW shares for the merger consideration and performing other duties as explained in the merger agreement. Simultaneously with or prior to the effective time of the merger, Stifel will deposit or cause to be deposited with such exchange agent (i) cash in an amount sufficient to pay the aggregate cash consideration pursuant to the merger agreement, (ii) securities representing shares of Stifel common stock issuable and payable in exchange for outstanding KBW shares and (iii) after the merger, any cash and dividends or other distribution with respect to the Stifel common stock to be issued or paid in lieu of fractional shares and for any dividends or distributions declared following the effective time of the merger.

Following the effective time of the merger, there will be no further transfers of shares of KBW stock. If you hold your shares of KBW common stock in certificated form, promptly after the effective time of the merger, and in no event later than the third business day following the effective time of the merger, Stifel will send or will cause the exchange agent to send you a letter of transmittal which will contain instructions on how to surrender your shares of KBW common stock in exchange for the merger consideration. The exchange agent will pay you the merger consideration to which you are entitled after you have provided to the exchange agent your signed letter of transmittal, surrendered your shares of KBW stock and provided any other items specified by the letter of transmittal.

You should not submit your KBW stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

Holders of book-entry shares will automatically receive the merger consideration and will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent. Except as described above, interest will not be paid or accrue in respect of the merger consideration. The merger consideration paid to you will be reduced by any applicable tax withholding. In the event of a transfer of ownership of KBW common stock that is not registered in KBW’s transfer agent’s records, payment of the merger consideration as described above will be made to a person other than the person in whose name the certificate so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer; and the person requesting the exchange must pay any transfer or other taxes required by reason of the payment of the merger consideration to such other person.

Six months after the effective time of the merger, the exchange agent will deliver to Stifel all cash and shares of Stifel common stock remaining in the exchange fund administered by the exchange agent that have not been distributed to holders of KBW shares. Thereafter, KBW stockholders must look only to Stifel, and Stifel will remain liable, for payment of the merger consideration on their shares of KBW stock. Any portion of the exchange fund administered by the exchange agent remaining unclaimed by holders of shares of KBW common stock two years after the effective time of the merger (or immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental authority) will, to the extent permitted by applicable law, become the property of the Stifel free and clear of any claims or interest of any person previously entitled thereto.

Dividends and Distributions

Whenever a dividend or other distribution is declared by Stifel in respect of Stifel common stock, the record date for which is at or after the effective time of the merger, that declaration will include dividends or other distributions in respect of all shares of Stifel common stock issuable pursuant to the merger agreement. If you hold your shares of KBW common stock in certificated form, any dividends or distributions declared after the effective time of the merger with respect to Stifel common stock will accrue but will not be paid with respect to your shares until you have provided to the exchange agent or Stifel your signed letter of transmittal and any other items specified by the letter of transmittal with respect to your shares of KBW common stock.

Subject to the effect of applicable laws, following surrender or delivery, as applicable, of a certificate of shares of KBW common stock and letter of transmittal or receipt of an “agent’s message” by the exchange agent in the case of a book-entry transfer of uncertificated shares of KBW common stock to the exchange agent or Stifel, there will be issued and/or paid to the holder of such ownership evidence representing whole shares of Stifel common stock issued in exchange therefor, without interest, (A) at the time of such surrender or delivery, as the case may be, the dividends or other distributions with a record date at or after the effective time and a payment date on or prior to the date of issuance of such whole shares of Stifel common stock and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Stifel common stock with a record date at or after the effective time on the closing date of the merger but with a payment date subsequent to surrender or delivery and not previously paid.

There can be no assurance that any regular quarterly dividends will be declared or paid by Stifel following the effective time of the merger, or as to the amount or timing of such dividends, if any. Any future dividends will be made at the discretion of the Stifel board of directors.

Representations and Warranties

Each of Stifel and KBW has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization, good standing and qualification;

•	capitalization;

•

corporate authority to enter into and perform the obligations contemplated by the merger agreement, enforceability of the merger agreement, approval of the merger agreement by the parties’ boards of directors and stockholder voting requirements to consummate the merger and the other transactions contemplated by the merger agreement;

•	required governmental filings and consents;

•	the absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws, in each case, as a result of the merger;

•

the timely filing and accuracy of periodic reports and other filings with the SEC since January 1, 2010, as well as with respect to financial statements contained therein, internal controls and compliance with the Sarbanes–Oxley Act of 2002;

•	that financial statements are in conformity with GAAP applied on a consistent basis;

•	the accuracy of disclosure documents, including the proxy statement/prospectus;

•	the absence of undisclosed material liabilities;

•

conduct of business in the ordinary course since December 31, 2011 and absence of any event, occurrence, development or state of circumstances or facts or condition that has had or would reasonably be expected to have, a material adverse effect on either party;

•	the absence of certain legal proceedings (pending or threatened), investigations and orders;

•	compliance with applicable laws;

•	tax matters; and

•	broker’s fees payable in connection with the merger.

KBW has made additional representations and warranties about itself to Stifel as to the following:

•	corporate matters with respect to subsidiaries of KBW, including due organization, good standing, qualification and ownership of outstanding capital stock;

•	matters with respect to certain material contracts;

•	employee matters, including employee benefit plans;

•	intellectual property matters;

•	information technology matters;

•	title to, or leasehold interest in, certain properties;

•	environmental matters;

•	the nonapplicability of antitakeover statutes to the merger, merger agreement and the transactions contemplated thereby; and

•	compliance with the requirements of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other applicable anti-corruption laws since December 31, 2011.

Stifel has made additional representations and warranties about itself to KBW as to the reservation of shares of Stifel common stock and possession of sufficient cash necessary to fulfill its obligations under the merger agreement.

Many of KBW’s and Stifel’s representations and warranties are qualified by a material adverse effect standard. For purposes of the merger agreement, “material adverse effect”, with respect to either party, is defined to mean any event, occurrence, fact or change that (i) is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to the financial condition, business, assets or results of operations of such party and its subsidiaries, taken as a whole, but shall exclude any effect arising out of, resulting from or related to (A) any changes resulting from global, national or regional economic, regulatory or political conditions (including such changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its subsidiaries operate, (B) general changes (including changes in laws, rules or regulations) in the industry in which such party and its subsidiaries operate, (C) any changes resulting from the announcement, pendency or closing of the transactions provided for in the merger agreement, including the impact thereof on relationships with customers of KBW or any of its affiliates, suppliers, vendors, lenders or joint venture participants or employees, (D) disruptions of supplies or acts of terrorism, war or acts of God, national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, (E) any act expressly required under the merger agreement or for which the consent of Stifel is required pursuant to the merger agreement and as to which Stifel has withheld its consent, (F) any adverse effect that such party otherwise cures prior to the closing of the merger, (G) changes after the date of the merger agreement in applicable GAAP or regulatory accounting requirements, or (H) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof; except with respect to clauses (A), (B), (D) and (G) above, to the extent that such effect or change is disproportionately adverse to such party and its subsidiaries as compared to other companies operating in the industries in which such party and its subsidiaries operate; or (ii) materially impairs the ability of such party to perform its obligations under the merger agreement or consummate the transactions contemplated by the merger agreement.

Conduct of Business Prior to Closing

KBW has agreed in the merger agreement that, until the earlier of the effective time of the merger or the termination of the merger agreement, KBW will and will cause each of its subsidiaries to conduct its business in the ordinary course consistent with past practice and in compliance with all material applicable laws and governmental authorizations, and use its reasonable best efforts to preserve intact its present business organization, maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, keep available the services of its directors, officers and employees and maintain existing relations with its customers, lenders suppliers and others having material business relationships with it.

Except as set forth in the disclosure schedules to the merger agreement or with Stifel’s prior written consent, which is not to be unreasonably withheld or delayed, KBW will not and will not permit any of its subsidiaries to:

•	amend its organizational documents;

•	split, combine or reclassify any shares of its capital stock;

•

declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than (x) ordinary quarterly dividends by KBW in amounts consistent with past practice that are paid on or prior to December 31, 2012, (y) additional cash dividends of KBW (the aggregate amount of which shall not exceed (A) $2.00 multiplied by (B) the number of issued and outstanding KBW shares immediately prior to the effective time of the merger) and (z) dividends or distributions by any of its wholly-owned subsidiaries to KBW or another wholly-owned subsidiary of KBW);

•	redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any of its securities or any securities of any of its subsidiaries;

•

(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any securities of KBW or any of its subsidiaries, other than the issuance of any shares of KBW common stock upon (A) the vesting of any KBW restricted stock awards, in each case that are outstanding on the date of the merger agreement in accordance with the terms of those award agreements in respect of such KBW restricted stock awards on the date of the merger agreement, (B) the delivery of any KBW restricted stock units, in each case that are outstanding on the date of the merger agreement in accordance with the terms of those award agreements in respect of such KBW restricted stock units on the date of the merger agreement or (C) the vesting and delivery of any KBW performance share awards, in each case that are outstanding on the date of the merger agreement in accordance with the terms of those award agreements in respect of such KBW performance share awards on the date of the merger agreement or (ii) amend any term of any security of KBW or any of its subsidiaries (in each case, whether by merger, consolidation or otherwise);

•	incur any capital expenditures outside of the ordinary course or any obligations or liabilities in respect thereof, in excess of $1,000,000 individually or $2,500,000 in the aggregate;

•

acquire any interest in any corporation, partnership, other business organization or any division thereof outside the ordinary course of business or any material amount of assets from any other person;

•	merge or consolidate with any other person;

•

adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring; provided that notwithstanding anything in the merger agreement to the contrary, instead of declaring any extraordinary cash dividend, KBW may make a payment to holders of KBW shares in an amount per share equal to the per share extraordinary dividend amount by means of forming a merger subsidiary and merging that subsidiary back into KBW;

•

sell, lease, license or otherwise dispose of any material subsidiary or any material amount of assets, securities (other than in the ordinary course) or property in an amount not to exceed $10 million in the aggregate;

•	except in the ordinary course, create or incur any material lien on any material asset;

•

make any loan, advance or investment outside the ordinary course of business other than investments or capital contributions to any affiliated or unaffiliated investment partnerships pursuant to the terms of the fund documents for such partnerships as of the date of the merger agreement;

•

create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness (other than intercompany indebtedness and indebtedness incurred in the ordinary course of KBW’s and its subsidiaries’ securities brokerage business, including margin for securities purchased in the ordinary course), or extend or modify the same outside the ordinary course of business in an amount not to exceed $25 million in the aggregate, provided that all such indebtedness for borrowed money must be prepayable at any time by KBW without penalty or premium;

•

enter into capital commitments for new investment partnerships in amounts greater than $5,000,000 or enter into any agreement to or otherwise agree to accelerate or increase investments in existing investment partnerships in amounts greater than $5,000,000;

•

(i) enter into any contract that would have been a material contract (as that term is used in the merger agreement) if it had been entered into on the date of the merger agreement other than (except with respect to certain contracts) in the ordinary course consistent with past practices or (ii) terminate or amend in any material respect any material contract or waive any material right thereunder;

•	terminate, renew, suspend, abrogate, amend or modify in any material respect any material license or permit;

•

except as required pursuant to existing written binding plans and agreements in effect prior to the date of the merger agreement or as otherwise required by applicable law: (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers or employees other than as required pursuant to existing employee plans, (ii) increase benefits payable under any severance or termination pay policies or employment agreements existing as of the date of the merger agreement, (iii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective directors or officers, (iv) establish, adopt or amend (except as required by applicable law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, severance, compensation, stock option, restricted stock or other benefit plan or arrangement covering any of their respective directors, officers or employees or (v) increase the compensation, bonus or other benefits payable to any of their respective directors, officers or employees, other than in the ordinary course of business consistent with past practice;

•	make any change in any method of accounting or accounting principles or practice, except for any such change required by GAAP or Regulation S-X under the Exchange Act;

•

settle, or offer or propose to settle any litigation, investigation, arbitration, proceeding or other claim involving or against KBW or any of its subsidiaries involving a payment by KBW or its subsidiaries in excess of $1,000,000;

•

take any action that would make any representation or warranty of KBW inaccurate in any material respect at, or as of any time before, the effective time or would materially delay the closing of the merger;

•	fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies;

•

change, terminate or fail to exercise any right to renew any material lease or sublease of real property that is listed or required to be listed on KBW’s disclosure schedules to the merger agreement; or

•	agree, resolve or commit to do any of the foregoing.

Stifel has further agreed in the merger agreement that, to the fullest extent permitted by applicable law, from the date of the merger agreement until the effective time of the merger, with certain exceptions and except with KBW’s prior written consent, which is not to be unreasonably withheld or delayed, Stifel will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	amend its organizational documents;

•	split, combine or reclassify any shares of its capital stock;

•

declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned subsidiaries), provided that the foregoing shall not limit Stifel in respect of its repurchasing its own shares in compliance with applicable law;

•

take any action that would make any representation or warranty of Stifel under the merger agreement inaccurate in any material respect at, or as of any time before, the effective time or would materially delay the closing of the merger; or

•	agree, resolve or commit to do any of the foregoing with an effective date prior to the effective time of the merger.

Agreement to Use Reasonable Best Efforts

Subject to the terms and conditions of the merger agreement, each of Stifel and KBW has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the merger and the other transactions contemplated by the merger agreement, provided that Stifel is not required to agree to sell, divest, lease, license, transfer, dispose of or otherwise hold separate or encumber any assets, licenses, operations, rights, product lines, business or interest therein of Stifel or any affiliate (or to consent to any such action by Stifel, KBW or the surviving corporation of any of their respective assets, licenses, operations, rights, product lines, businesses, or interest therein) or to agree to any material changes or restriction on, or other impairment of Stifel’s ability to own or operate any such assets, licenses, operations, rights, product lines, businesses or interests therein or Stifel’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the surviving corporation if any such action is reasonably likely to have a material adverse effect on Stifel or KBW.

The merger agreement provides that if any governmental authority, including any antitrust authority, seeks amendments to the transactions contemplated by the merger agreement or commitments to be undertaken by any party as a condition to refraining from seeking to block such transactions, allowing the applicable waiting period to expire or releasing such governmental authority’s consent with respect to such transactions, Stifel and KBW will commence and conduct good faith negotiations with each other for no less than fifteen (15) days and use their reasonable best efforts to agree upon amendments to the merger agreement which are necessary in order to resolve the issues raised by such governmental authority and permit the consummation of the transactions contemplated thereby.

Tax-Free Qualification

Each of Stifel and KBW shall use its reasonable best efforts to and to cause each of its respective subsidiaries to, (i) cause the merger, together with the second-step merger, to qualify as a reorganization under Section 368(a) of the Code and (ii) obtain an opinion from Bryan Cave LLP and Sullivan & Cromwell LLP, respectively, each dated the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinions, the mergers will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that each of Stifel, Merger Sub and KBW will be a party to that reorganization within the meaning of Section 368(b) of the Code. If, on or prior to the closing date of the transaction, both KBW and Stifel receive such opinions, KBW and Stifel will each report the merger, together with the second-step merger, as a reorganization under Section 368(a) of the Code.

Agreement Not to Solicit Other Offers

The KBW board of directors adopted a resolution recommending that the KBW stockholders adopt the merger agreement. KBW has agreed that it will not, it will cause its subsidiaries and its and their officers and directors not to, and it will direct, and use its reasonable best efforts to cause, its employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or representatives not to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage the submission of any acquisition proposal (as defined below);

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enter into or participate in any discussions or negotiations with, furnish any information relating to KBW or any of its subsidiaries or afford access to the business, properties, assets, books or records of KBW or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an acquisition proposal;

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fail to make, withdraw or modify in a manner adverse to Stifel or publicly propose to withdraw or modify in a manner adverse to Stifel the recommendation from the board of directors of KBW to proceed with the merger (with a neutral position or no position with respect to any acquisition proposal considered an adverse modification, subject to certain exceptions), recommend, adopt or approve or publicly propose to recommend, adopt or approve an acquisition proposal, or take any action or make any statement inconsistent with the recommendation from the board of directors of KBW to proceed with the merger (any of these actions being referred to as an “adverse recommendation change”);

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of KBW or any of its subsidiaries; or

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enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to an acquisition proposal.

KBW has agreed to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the merger agreement with respect to any acquisition proposal. During the term of the merger agreement KBW may not take any actions to make any state takeover statute (including any Delaware state takeover statute) or similar statute inapplicable to any acquisition proposal.

However, prior to the adoption of the merger agreement by KBW’s stockholders, the board of directors of KBW may, directly or indirectly through advisors, agents or other intermediaries, subject to compliance with the merger agreement:

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engage in negotiations or discussions with any third party that has made after the date of the merger agreement a superior proposal (as defined below) or an unsolicited bona fide acquisition proposal that the board of directors of KBW reasonably believes (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) is reasonably likely to lead to a superior proposal;

•

thereafter furnish to such third party nonpublic information relating to KBW or any of its subsidiaries pursuant to a confidentiality agreement with terms no less favorable to KBW than those contained in the confidentiality agreements between KBW and Stifel (subject to certain exceptions); and

•	make an adverse recommendation change,

but in each case referred to in the foregoing bullet points, only if the board of directors of KBW determines in good faith by a majority vote, after considering advice from outside legal counsel to KBW, that failure to take such action would more likely than not be inconsistent with its fiduciary duties under applicable law.

The board of directors of KBW may not make an adverse recommendation change unless KBW has delivered to Stifel a prior written notice advising Stifel that it intends to take such action. KBW must notify Stifel promptly (but in no event later than 24 hours) after receipt by KBW of any acquisition proposal, any indication that a third party is considering making an acquisition proposal or of any request for information relating to KBW by any third party that may be considering making, or has made, an acquisition proposal, which notice must be provided orally and in writing and must identify the third party making, and the material terms and conditions of, any such acquisition proposal, indication or request (including any changes thereto). KBW must keep Stifel fully informed, on a current basis, of the status and significant details of any such acquisition proposal, indication or request and must promptly (but in no event later than 24 hours after receipt) provide to Stifel copies of all significant correspondence and written materials sent or provided to KBW or any of its subsidiaries that describes any terms or conditions of any acquisition proposal.

As used in the merger agreement, an “acquisition proposal” means any offer or proposal for, or any third party indication of interest in:

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any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of KBW and its subsidiaries or 15% or more of any class of equity or voting securities of KBW or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of KBW;

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any tender offer or exchange offer that, if consummated, would result in any person becoming the beneficial owner of 15% or more of any class of equity or voting securities of KBW or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of KBW; or

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a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving KBW or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of KBW.

As used in the merger agreement, “superior proposal” means any bona fide, unsolicited written acquisition proposal (except that all references to “15% or more” in the definition of acquisition proposal will be deemed to be references to “more than 50%”) on terms that the board of directors of KBW determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the acquisition proposal would result in a transaction:

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that if consummated, is more favorable to KBW’s stockholders from a financial point of view than the merger or, if applicable, any proposal by Stifel to amend the terms of the merger agreement taking into account all the terms and conditions of such proposal and the merger agreement (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements);

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that is reasonably capable of being completed on the terms proposed (taking into account the identity of the person making the proposal, approval requirements and all other financial, legal and other aspects of the proposal); and

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for which financing, if it is wholly or partially a cash transaction, is fully committed or determined to be available or reasonably capable of being obtained in the good faith judgment of the board of directors by the board of directors of KBW.

KBW Employee Benefits Matters

The merger agreement provides that, as of the effective time of the merger, Stifel shall cause to be provided to each individual who is employed by KBW and its subsidiaries immediately prior to the effective time of the merger and who remain employed with the surviving corporation or any of Stifel’s subsidiaries (which we refer to as an affected employee) compensation and employee benefits substantially comparable in the aggregate, at Stifel’s election, to (i) the compensation and benefits provided to the affected employee immediately prior to the effective time of the merger or (ii) the compensation (including base salary and participation in the bonus program(s) for Stifel and its subsidiaries) and benefits provided by Stifel under the plans and programs generally made available to similarly situated employees of Stifel and its subsidiaries.

Stifel has also agreed that, with respect to any employee benefit plan in which any affected employee first becomes eligible to participate, on or after the effective time of the merger (which we refer to as the new company plans), Stifel shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such affected employee under any health and welfare new company plans in which such affected employee may be eligible to participate after the effective time of the merger and (ii) recognize service of affected employees (or otherwise credited by KBW or its subsidiaries) accrued prior to the effective time of the merger for purposes of eligibility to participate, vesting and level of benefits (but not for the purposes of benefit accrual under defined benefit pension plans) under any new company plan in which such affected employees may be eligible to participate after the effective time of the merger, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.

For a period of five (5) years following the closing of the merger, Stifel shall, and shall cause the surviving corporation and any successor thereto to, provide coverage under Stifel’s medical and dental benefit plans for eligible dependents of certain deceased former employees of KBW and its subsidiaries related to the events of September 11, 2001 who were eligible to receive or receiving benefits immediately prior to the date of the merger agreement, in each case at no expense to Stifel, the surviving corporation or any successor thereto other than immaterial administrative expenses.

The merger agreement also provides that, prior to the effective time of the merger, KBW’s board of directors (or an entity designated by the board) shall determine 2012 bonus amounts for eligible employees of KBW and its subsidiaries. The bonus amounts will be paid by Stifel promptly following the closing of the merger; provided that if the closing has not occurred on or prior to the last date on which it is administratively possible for KBW to complete payment of the bonus amounts by March 15, 2013, KBW will pay the bonus amounts no later than March 15, 2013. As discussed in the section entitled “Proposal One: The Merger—Interests of Certain Persons in the Merger—Year-End Tax Planning Actions,” KBW, with the agreement of Stifel, determined to pay all or a portion of 2012 bonus amounts to certain employees in December 2012 in light of uncertainty over 2013 income tax rates.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements relating to, among other things:

KBW Stockholders Meeting

KBW has agreed to cause a meeting of stockholders of KBW to be called and held as soon as reasonably practicable for the purpose of voting on the adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger. The KBW board of directors has agreed to recommend adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger, by KBW stockholders and, except as otherwise permitted in the merger agreement, not to withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) in any manner adverse to Stifel such recommendation or approve, adopt or recommend any acquisition proposal except as otherwise set forth above under “Proposal One: The Merger Agreement—Agreement Not to Solicit Other Offers”. KBW has agreed to use its reasonable best efforts to obtain stockholder adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger.

Access to Information/Employees

During the period prior to the effective time of merger and subject to applicable law, KBW has agreed to, and will cause each of its subsidiaries to:

•	give to Stifel, its counsel, financial advisors, auditors and other authorized representatives reasonable access to its offices, properties, books and records during normal business hours;

•	furnish to Stifel, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request; and

•	instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Stifel in its investigation.

Indemnification and Insurance

From and after the effective time of the merger, Stifel will indemnify and hold harmless the present and former officers and directors of KBW in respect of acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by Delaware law or any other applicable law or provided under KBW’s certificate of incorporation and by-laws in effect on the date of the merger agreement.

For six years after the effective time of the merger, Stifel will provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the effective time of the merger on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the merger agreement, or will purchase a non-cancelable “tail” coverage insurance policy under KBW’s current officers’ and directors’ liability insurance policies, in each case subject to a cap of, on an annualized basis, 200% of KBW’s current annual premium.

Conditions to Complete the Merger

Each of Stifel’s, Successor Sub’s, Merger Sub’s and KBW’s obligation to effect the merger is subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

•	adoption of the merger agreement by KBW’s stockholders in accordance with Delaware law;

•	the absence of any applicable law that prohibits the merger, makes the merger illegal or enjoins the consummation of the merger;

•	approval for the listing on the NYSE of Stifel common stock to be issued to the KBW stockholders pursuant to the merger, subject to official notice of issuance;

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the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having been declared effective by the SEC and the absence of an effective stop order suspending the effectiveness of the Form S-4 or proceedings pending before the SEC for that purpose;

•	the applicable waiting period under the HSR Act relating to the merger having expired or been terminated; and

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such authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, governmental authority as set forth on the schedules to the merger agreement shall have been obtained, made or occurred to the extent required by applicable law.

Stifel’s, Merger Sub’s and Successor Sub’s obligation to effect the merger is subject to the satisfaction (or, to the extent permissible, waiver) of a number of conditions, including:

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KBW having performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the effective time of the merger (except for the obligations to notify Stifel of (1) any actions, suits, claims, investigations or proceedings relating to or involving or otherwise affecting KBW that, if pending on the date of the merger agreement, would have been required to have been disclosed pursuant to any section of the merger agreement and (2) any inaccuracy of any representation or warranty contained in the merger agreement at any time during the term of the merger agreement that could reasonably be expected to cause certain conditions of the merger agreement not to be satisfied);

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the accuracy of the representations and warranties of KBW contained in the merger agreement at and as of the date of the merger agreement and, unless the representation and warranty was given as of an earlier specified date and is true as of such date, the effective time of the merger as if made at and as of such time, except to the extent that the failure of any such representations and warranties to be so true and correct (having eliminated any qualifications by reference to materiality or material adverse effect therein) does not have, and would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on KBW, provided that certain fundamental representations and warranties specified in the merger agreement need to be accurate in all material respects;

•	the receipt of a certificate signed by the chief executive officer or chief financial officer of KBW to the effect of the previous two paragraphs;

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subsequent to the date of the merger agreement, there not having occurred and be continuing as of or otherwise arisen before the effective time of the merger any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on KBW; and

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KBW having delivered a certificate in a form reasonably satisfactory to Stifel dated not more than 30 days prior to the effective time of the merger and signed by KBW to the effect that KBW is not, nor has it been within five years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code.

KBW’s obligation to effect the merger is subject to the satisfaction (or, to the extent permissible, waiver) of a number of conditions, including:

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each of Stifel and Merger Sub having performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the effective time of the merger;

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the accuracy of the representations and warranties of Stifel contained in the merger agreement in all material respects at and as of the date of the merger agreement, and, unless the representation and warranty was given as of an earlier specified date and is true as of such date, the effective time of the merger as if made at and as of such time except to the extent that the failure of any such representations and warranties to be so true and correct (having eliminated any qualifications by reference to materiality or material adverse effect therein) does not have, and would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on Stifel;

•	the receipt of a certificate signed by the chief executive officer or chief financial officer of Stifel to the effect of the previous two paragraphs; and

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subsequent to the date of the merger agreement, there not having occurred and be continuing as of or otherwise arisen before the effective time of the merger any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Stifel.

Termination of the Merger Agreement

Stifel and KBW may mutually agree to terminate the merger agreement before completing the merger, even after KBW stockholder approval. In addition, either of Stifel or KBW may terminate the merger agreement if:

•	the merger has not been consummated by March 31, 2013 (except that this right is not available to any party whose breach of the merger agreement resulted in failure of the merger to be consummated);

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there is any applicable law that (A) makes consummation of the merger illegal or otherwise prohibited or (B) enjoins KBW or Stifel from consummating the merger and such law has become final and nonappealable; or

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at the KBW stockholder meeting (including any adjournment or postponement thereof), adoption of the merger agreement and thereby the approval of the transactions contemplated by the merger agreement, including the merger, by the KBW stockholders is not obtained.

Stifel may also terminate the merger agreement under the following circumstances:

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an adverse recommendation change occurs or the board of directors of KBW fails to publicly confirm the recommendation of the board of directors of KBW to proceed with the merger within five business days of a written request by Stifel made prior to the receipt of KBW stockholder approval that it do so;

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KBW breaches any of its representations and warranties or fails to perform any covenant or agreement under the merger agreement such that an applicable closing condition will not have been satisfied (and such condition is incapable of being satisfied prior to the termination date); or

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All of the conditions to the closing of the merger (other than conditions that by their nature are to be satisfied at closing, provided that any such conditions are capable of satisfaction as of the date on which the closing otherwise would have occurred) have been satisfied or waived and KBW has failed to consummate the closing of the merger within the required time period.

KBW may terminate the merger agreement if:

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the board of directors of KBW authorizes KBW, subject to complying with the terms of the merger agreement, to enter into a written agreement concerning a superior proposal, but only if KBW pays any amounts due as described below under “Expenses and Fees—Termination Fees Payable by KBW” and prior to any such termination,

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KBW notifies Stifel in writing of its intention to terminate the merger agreement and to enter into a binding written agreement concerning an acquisition proposal that constitutes a superior proposal, attaching the most current version of such agreement (or a description of all material terms and conditions thereof), and

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Stifel does not make, within four days of receipt of such written notification (subject to certain extensions), an offer that is at least as favorable to the stockholders of KBW as such superior proposal;

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Stifel breaches any of its representations and warranties or fails to perform any covenant or agreement under the merger agreement such that an applicable closing condition will not have been satisfied (and such condition is incapable of being satisfied prior to the termination date); or

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All of the conditions to the closing of the merger (other than conditions that by their nature are to be satisfied at closing, provided that any such conditions are capable of satisfaction as of the date on which the closing otherwise would have occurred) have been satisfied or waived and Stifel has failed to consummate the closing of the merger within the required time period.

Effect of Termination

If the merger agreement is terminated, it will become void and of no effect, and there will be no liability on the part of Stifel, Merger Sub or KBW to any other party (except as to any expenses or fees owed, as described below under “Expenses and Fees”), except if such termination resulted from the (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure of either party to perform a covenant under the merger agreement or (iii) willful or reckless breach by any party of any representation or warranty contained therein, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

Expenses and Fees

Except with respect to the filing fee for the registration statement of which this proxy statement/prospectus forms a part and certain filing fees under antitrust laws, all of which will be shared equally by Stifel and KBW, each of Stifel and KBW will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Termination Fees Payable by KBW

Under the terms of the merger agreement, KBW would be obligated to pay Stifel a $17,255,000 cash termination fee if:

•	the board of directors of KBW authorizes KBW, subject to complying with the terms of the merger agreement, to enter into a written agreement concerning a superior proposal;

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the merger is not completed before the termination date (if stockholder approval is not obtained at the KBW stockholder meeting (including any adjournment)), but only if both (A) prior to KBW stockholder meeting, or the date of termination, as the case may be, an acquisition proposal has been made, and (B) within 12 months following the date of such termination: (1) KBW merges with or into, or is acquired by, the person making such acquisition proposal; (2) such person acquires more than 50% of the total assets of KBW and its subsidiaries, taken as a whole; or (3) such person acquires more than 50% of the outstanding shares of capital stock of KBW (or in the case of (1) through (3) above, if KBW has entered into any contract or agreement providing for such action, in which case such cash termination fee shall be paid on the later date on which such action is completed); or

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an adverse recommendation change occurs or the board of directors of KBW fails to publicly confirm the recommendation by the board of directors of KBW to proceed with the merger within five business days of a written request by Stifel that it do so, provided that if such adverse recommendation change or the failure by the board of directors of KBW to publicly confirm such recommendation was, in whole or in part, the result of the occurrence of a material adverse effect on Stifel, both (A) after the date of the merger agreement and prior to the Special Meeting, or the date of termination, as the case may be, an acquisition proposal shall have been made, and (B) within 12 months following the date of such termination: (1) KBW merges with or into, or is acquired by, the person making such acquisition proposal; (2) such person acquires more than 50% of the total assets of KBW and its subsidiaries, taken as a whole; or (3) such person acquires more than 50% of the outstanding shares of capital stock of KBW (or in the case of (1) through (3) above, if KBW has entered into any contract or agreement providing for such action, in which case such cash termination fee shall be paid on the later date on which such action is completed).

Certificate of Incorporation and By-laws of the Surviving Corporation

At the effective time of the merger, the certificate of incorporation of KBW will be, by virtue of the merger, amended to read in its entirety as the certificate of incorporation of Merger Sub in effect immediately prior to the effective time (other than the name of KBW, which will be unchanged, and the provisions of the Merger Sub certificate relating to the incorporator of Merger Sub, which will be omitted), and as so amended will be the certificate of incorporation of the surviving corporation until thereafter amended in accordance with applicable law. The merger agreement further provides that, at the effective time of the merger, the by-laws of KBW will be amended to read in their entirety as the by-laws of Merger Sub in effect immediately prior to the effective time of the merger and as so amended will be the by-laws of the surviving corporation until such corporation is merged with and into the Successor Sub, whereupon the Successor Sub will be the surviving limited liability company as a direct wholly-owned subsidiary of Stifel.

Directors and Officers of the Surviving Corporation and Stifel

From and after the effective time of the merger, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Sub at the effective time of the merger will be the directors of the surviving corporation until their successors are duly elected or appointed and qualified in accordance with applicable law, and the officers of Merger Sub at the effective time of the merger will be the officers of the surviving corporation until their successors are duly elected or appointed and qualified in accordance with applicable law. In addition, on or prior to the effective time of the merger, the board of directors of Stifel shall cause the number of directors that will comprise the full Stifel board to be increased by two (2) members and, at the effective time of the merger, the Stifel board will cause the vacancies created thereby to be filled by (i) Thomas B. Michaud, who is currently a member of the KBW board of directors and the President and Chief Executive Officer of KBW, and (ii) an individual reasonably designated by KBW from among those individuals serving as directors of KBW immediately prior to the effective time of the merger, who will be “independent” as such term is applied under the corporate governance standards of the Stifel board.

Governing Law

The merger agreement is governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state, and provides that any action or proceeding arising out of or in connection with the merger agreement will be maintained in the Delaware Court of Chancery, or, if the Delaware Court of Chancery does not have jurisdiction over the action or proceeding, in the United States District Court for the District of Delaware, or, if neither such court has jurisdiction over the action or proceeding, in the Delaware Superior Court.

Specific Performance

Each party is entitled to seek an injunction or injunctions to prevent a breach of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Delaware Court of Chancery, or, if the Delaware Court of Chancery does not have jurisdiction over the action or proceeding, in the United States District Court for the District of Delaware, or, if neither such court has jurisdiction over the action or proceeding, in the Delaware Superior Court.

Amendment, Waiver and Extension of the Merger Agreement

Any provision of the merger agreement may be amended or waived prior to the effective time of the merger if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. However, after KBW stockholder approval is obtained, there may be no amendment or waiver that, pursuant to Delaware law, requires further stockholder approval unless such approval is obtained.

COMPARISON OF RIGHTS OF STIFEL FINANCIAL CORP. STOCKHOLDERS AND KBW, INC. STOCKHOLDERS

Both Stifel and KBW are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the Delaware General Corporation Law, or the DGCL. Upon completion of the merger, the KBW stockholders will become stockholders of Stifel and the rights of the former KBW stockholders will be governed by Delaware law, the certificate of incorporation of Stifel, as amended, and the by-laws of Stifel, as amended.

The following discussion is a summary of the material differences between the current rights of Stifel common stockholders and the current rights of KBW common stockholders. While this summary includes the material differences between the current rights of Stifel common stockholders and the current rights of KBW stockholders, this summary may not contain all of the information that is important to you. You are urged to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other governing documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a common stockholder of Stifel and a common stockholder of KBW. Stifel and KBW have filed with the SEC their respective governing documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page 146.

	Rights of Stifel Stockholders	Rights of KBW Stockholders

Authorized Capital Stock	Stifel is authorized under its certificate of incorporation to issue 100,000,000 shares, consisting of 97,000,000 shares of common stock, par value $0.15 per share, and 3,000,000 shares of preferred stock, par value $1.00 per share.	KBW is authorized under its certificate of incorporation to issue 150,000,000 shares, consisting of 140,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Special Meetings of Stockholders	The by-laws of Stifel provide that a special meeting of the stockholders may be called at any time by the Chairman of the board, the Vice Chairman of the board, if any, the President or the board of directors.	The by-laws of KBW provide that, subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by the Chairman of the board or by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which KBW would have if there were no vacancies.

Stockholder Proposals	The Stifel by-laws contain provisions requiring the stockholder to give advance written notice to Stifel of a proposal in order to have the proposal considered at the stockholder meeting. The written notice must include, as to each matter the stockholder proposes to bring before the meeting, (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and any material	The KBW by-laws contain provisions requiring the stockholder to give advance written notice to KBW of a proposal in order to have the proposal considered at the stockholder meeting. The written notice must include (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of the stockholder making the proposal and the beneficial

Rights of Stifel Stockholders	Rights of KBW Stockholders

interest in such business of such stockholder and any stockholder associated person (as defined in the by-laws) covered by clause (b)(ii) or (iii) below or on whose behalf the proposal is made; (b) as to the stockholder giving the notice and any stockholder associated person covered by clause (b)(ii) or (iii) below or on whose behalf the proposal is made, (i) the name and address of such stockholder as they appear on Stifel’s books, and the name and address of any stockholder associated person, (ii) the class and number of shares of Stifel which are owned beneficially or of record by such stockholder and by any stockholder associated person as of the date such notice is given, (iii) any derivative positions held or beneficially held by the stockholder and any stockholder associated person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or stockholder associated person with respect to Stifel’s securities, and (iv) a representation that such stockholder intends to appear in person or by proxy to propose such business; (c) in the event that such business includes a proposal to amend the by-laws of Stifel, the language of the proposed amendment and (d) if the stockholder intends to solicit proxies in support of such stockholder’s proposal, a representation to that effect. Such written notice must be delivered or mailed and received not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that	owner, if any, on whose behalf the proposal is made and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, (i) the name and address of such stockholder as they appear on KBW’s books, and of such beneficial owner and (ii) the class and number of shares of KBW which are owned beneficially and of record by such stockholder and such beneficial owner. Such written notice must be delivered not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by KBW. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice.

	Rights of Stifel Stockholders	Rights of KBW Stockholders

if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which such meeting date is first publicly announced.

Nominations of Candidates for Election to the board of directors	The Stifel by-laws contain provisions requiring stockholders to give advance written notice to Stifel of a director nomination. The written notice must include (a) the name and address of the nominating stockholder as they appear on the books of Stifel, the person or persons to be nominated, and the name and address of any stockholder associated person (as defined in the by-laws) covered by clause (c) below or on whose behalf the nomination is made; (b) a representation that the stockholder is a holder of record of Stifel stock entitled to vote in such election and intends to appear in person or by proxy to nominate the person or persons specified in the notice; (c) (i) the class and number of shares of Stifel which are owned beneficially or of record by such stockholder and by any stockholder associated person as of the date such notice is given and (ii) any derivative positions held or beneficially held by the stockholder and by any stockholder associated person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or stockholder associated person with	The KBW by-laws contain provisions requiring stockholders to give advance written notice to KBW of a director nomination. The written notice must include (a) all information relating to the stockholder’s nominees required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, pursuant to Regulation 14A under the Exchange Act and Rule 14a-11 thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving if elected) and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, (i) the name and address of such stockholder as they appear on KBW’s books, and of such beneficial owner and (ii) the class and number of shares of KBW which are owned beneficially and of record by such stockholder and such beneficial owner. Such written notice must be delivered (a) with respect to an election to be held at an annual meeting of stockholders, not later than the close of business on the 60th day prior to nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be so delivered not earlier than the close of business on the 90th day prior to

Rights of Stifel Stockholders	Rights of KBW Stockholders

respect to Stifel’s securities; (d) a description of all arrangements or understandings between the stockholder, any stockholder associated person, each nominee and any other person or persons pursuant to which the nomination or nominations are to be made by the stockholder; (e) such other information about each nominee proposed by such stockholder as would have been required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required, pursuant to Regulation 14A under the Exchange Act; (f) the consent of each nominee to serve if elected and (g) if the stockholder intends to solicit proxies in support of such stockholder’s nominee(s), a representation to that effect. Such written notice must be delivered (a) with respect to an election to be held at an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which such meeting date is first publicly announced, and (b) with respect to an election to be held at a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which such meeting date and the nominees to be elected at the special meeting are first publicly announced.	such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by KBW, and (b) with respect to an election to be held at a special meeting of stockholders, not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by KBW’s board of directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of stockholder’s notice.

	Rights of Stifel Stockholders	Rights of KBW Stockholders

Notice of Stockholder Meetings	The Stifel by-laws provide that written notice of any meeting of the stockholders shall set forth the date, time, and place of the meeting, together with the means of remote communication, if any. There are no provisions in the Stifel by-laws regarding the timing of notice of stockholder meetings; therefore, the default rules of the DGCL apply.	The KBW by-laws provide that written notice of any meeting of the stockholders shall set forth the place, day, and hour of the meeting and the purpose or purposes for which such meeting is called. Such notice shall be delivered by KBW not less than 10 days before nor more than 60 days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting.

Number of Directors	The by-laws of Stifel provide that the size of the board of directors will be determined from time to time by the board of directors. The Stifel board of directors currently has seventeen directors. The merger agreement provides that, upon consummation of the merger, the board of directors of Stifel will be increased by increased by two members and Stifel will cause the vacancies to be filled by Thomas B. Michaud and an individual reasonably designated by KBW from among the then-directors of KBW who will be independent under the corporate governance standards of Stifel.	The by-laws of KBW provide that, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the size of the board of directors will be determined from time to time exclusively by the board of directors. The KBW board of directors currently has seven directors.

Election of Directors

The certificate of incorporation of Stifel provides, subject to the rights of any holder of any preferred stock outstanding, that the board of directors is divided into 3 classes, as nearly equal in number as reasonably possible. At each annual meeting, the successors of the directors of the class whose term expires in that year will be elected to hold office for a term of 3 years (and until their respective successors have been elected and qualified or until their earlier death, resignation or removal), so that the term of one class of directors will expire each year.

Under the by-laws of Stifel, a nominee shall be elected to the board of directors if the votes cast “for” such nominee’s election exceed the “withhold” votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes

The certificate of incorporation and by-laws of KBW provide, subject to the rights of holders of any series of preferred stock to elect additional directors under specified circumstances, that the board of directors is divided into 3 classes, as nearly equal in number as reasonably possible. At each annual meeting, the successors of the class of directors whose term expires at that meeting will be elected by a plurality vote of all votes cast at such meeting (subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances) to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Directors shall hold office until their successors are elected and qualified.

	Rights of Stifel Stockholders	Rights of KBW Stockholders

cast at any meeting of stockholders for which the number of nominees competing for election exceeds the number of directorships available for election at such meeting.

Special Meetings of the Board of Directors	The by-laws of Stifel provide that special meetings of the board of directors may be held at any time or place within or without the State of Delaware whenever called by the chairman of the board, the vice chairman (if any), by the CEO, the President or by any four directors. Reasonable notice shall be given either personally or by mail, telegram, express courier service, facsimile transmission, electronic mail, or other form of electronic transmission pursuant to which the director has consented to receive notice, to each director, but need not state the purpose of the special meeting except as otherwise required by law or the by-laws.	The by-laws of KBW provide that special meetings of the board of directors may be called at the request of the chairman of the board or a majority of the directors then in office. The person or persons authorized to call special meetings may fix the place and time of the meetings. Notice of any special meeting of directors shall be given to each director in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, or orally by telephone. A special meeting may be held without notice if all directors are present or if those not present waive notice of the meeting in accordance with the by-laws. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to the by-laws.

Removal of Directors

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that in the case of a corporation with a classified board, directors may be removed from office only for cause by a majority stockholder vote.

Because the board of directors of Stifel is classified, under the DGCL directors may be removed from office only for cause by a majority stockholder vote.

The certificate of incorporation and by-laws of KBW provide that, subject to the rights of holders of any series of preferred stock outstanding, any director may be removed from office at any time by the stockholders, but only for cause and only by the affirmative vote of at least 80% of the voting power of all of the then-outstanding shares of voting stock, voting together as a single class.

Vacancies	Stifel’s certificate of incorporation provides that in the case of any vacancies, by reason of an increase in the number of directors or resignation or otherwise, directors to fill such vacancies may be elected by the majority of the directors then in office,	KBW’s by-laws provide that, subject to the rights of the holders of any series of preferred stock, and unless the board of directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office, newly created

	Rights of Stifel Stockholders	Rights of KBW Stockholders

	to hold office until the next election of the class for which such directors have been chosen. No decrease in the number of directors will shorten the term of any incumbent director.	directorships or otherwise, may be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum of the board of directors. No decrease in the number of authorized directors will shorten the term of any incumbent director.

Limitation on Liability of Directors	Under the certificate of incorporation of Stifel, a director of Stifel will not be personally liable to the stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Stifel or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.	Under the certificate of incorporation of KBW, a director of KBW will not be personally liable to the stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability is not permitted under the DGCL. The DGCL does not permit an exemption from liability (i) for any breach of the director’s duty of loyalty to KBW or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification and Advancement of Expenses of Directors and Officers	Under the by-laws of Stifel, Stifel must indemnify to the fullest extent authorized by law any person made or threatened to be made a party to any action, suit or proceedings, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was a director, officer or employee of Stifel or any predecessor of Stifel or serves or served any other enterprise as a director, officer or employee at the request of Stifel or any predecessor of Stifel.	The certificate of incorporation and by-laws of KBW provide that KBW must indemnify to the fullest extent authorized by the DGCL any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director or officer of KBW or is or was serving at the request of KBW as a director, officer, employee or agent of another enterprise.

Amendment of the By-Laws	The by-laws of Stifel may be altered or repealed or new by-laws adopted by the board of directors, but the stockholders may make additional by-laws and may alter or repeal by-laws whether or not adopted by them.	The certificate of incorporation and by-laws of KBW provide that the by-laws of KBW may be amended or repealed at any meeting of the board of directors or of the stockholders; provided, however, that in the case of amendments by stockholders, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of the voting stock, voting together as a

	Rights of Stifel Stockholders	Rights of KBW Stockholders

single class, shall be required to alter, amend or repeal any provision of the by-laws.

Amendment of the Certificate of Incorporation

The certificate of incorporation of Stifel does not have provisions governing amendment of the certificate of incorporation generally; therefore, the default rules of the DGCL apply in most cases. Under the DGCL, an amendment of the certificate of incorporation must be adopted by the board of directors and approved by the affirmative vote of a majority of any class of stockholders affected by the amendment if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

However, the certificate of incorporation provides that Article Ninth, governing the election of the board of directors, its division into three classes, the filling of vacancies and the rights of holders of preferred stock to elect directors, may only be altered, amended or repealed by vote of the holders of 80% of the issued and outstanding shares of Stifel stock entitled to vote generally for the election of directors, unless such alteration, amendment or repeal has been recommended by three-fourths of the directors then in office.

KBW’s certificate of incorporation states that it may be amended in the manner prescribed in the certificate of incorporation or prescribed by applicable law. KBW’s certificate of incorporation does not have a provision governing amendment of the certificate of incorporation generally, therefore, the default rules of the DGCL apply in most cases. Under the DGCL, an amendment to the certificate of incorporation must be adopted by the board of directors and approved by the affirmative vote of a majority of any class of stockholders affected by the amendment if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. However, the certificate of incorporation sets forth that the following provisions require an affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of the voting stock, voting together as a single class, in order to amend or repeal such provisions: (i) the provision requiring an affirmative vote of 80% of the voting power of the then outstanding shares, voting together as a single class, in order for stockholders to amend KBW’s by-laws; (ii) the provision prohibiting stockholder action by consent in lieu of a meeting of stockholders; and (iii) Article VIII, which provides that the board shall fix the number of directors, that election of directors need not be by written ballot, that the board shall be divided into three classes each serving for a term of three years, and that directors may be removed by stockholders, but only for cause and only by the affirmative vote of the

	Rights of Stifel Stockholders	Rights of KBW Stockholders

holders of at least 80% of the voting power of the then outstanding shares of the voting stock, voting together as a single class.

Action by Written Consent	The by-laws of Stifel do not specifically mention action by written consent, and therefore the default rules of the DGCL apply. The DGCL permits any action to be taken at any annual or special meeting to be taken without a meeting if consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes required to take such action.	The certificate of incorporation and by-laws of KBW require that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders, and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

DESCRIPTION OF STIFEL CAPITAL STOCK

This section of the proxy statement/prospectus summarizes the material terms of Stifel’s capital stock that will be in effect if the merger is completed. You are encouraged to read Stifel’s restated certificate of incorporation, as amended, which was filed as Exhibit 3.1 to the registration statement of which this proxy statement/prospectus forms a part, and is incorporated herein by reference, and Stifel’s amended and restated by-laws, which were filed as Exhibit 3.2 to the registration statement of which this proxy statement/prospectus forms a part, and are incorporated herein by reference, for greater detail on the provisions that may be important to you. All references within this section to common stock mean the common stock of Stifel unless otherwise noted.

General

The authorized capital stock of Stifel consists of 3,000,000 shares of preferred stock, par value $1.00 per share, and 97,000,000 shares of common stock, par value $0.15 per share. As of December 31, 2012, there were 54,954,180 shares of common stock outstanding that were held of record by approximately 20,100 stockholders and no shares of preferred stock outstanding.

Preferred Stock

Stifel’s board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, relative preferences and participating, optional and other special rights, and the qualifications, limitations or restrictions of the shares of each series. This authorization includes the right to fix dividend rates and rights, voting rights, conversion rights, redemption rights, liquidation rights, sinking fund provisions, and any other relative rights, preferences, and limitations. As of December 31, 2012, there were no shares of Stifel’s preferred stock issued and outstanding.

Common Stock

Holders of Stifel common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. The board of directors’ right to declare dividends is be subject to the rights of any holders of preferred stock and Stifel’s legal ability to make certain other payments. Stifel’s board of directors may fix the dividend rights and rates of preferred stock when it is issued.

Each holder of Stifel common stock is entitled to one vote for each share held by them for the election of directors and all other actions.

Stifel common stock has no preferences, preemptive rights, cumulative voting rights or conversion rights.

If Stifel issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

In the event of Stifel’s liquidation, dissolution or winding up, the holders of Stifel’s common stock would be entitled to receive, after distribution and payment in full shall have been made to the holders of the preferred stock in accordance with the terms thereof, the remainder of Stifel’s assets.

Computershare Limited is the transfer agent and registrar for Stifel’s common stock. Stifel’s common stock is listed on the NYSE and the CSX under the symbol “SF.”

Certain Effects of Authorized but Unissued Stock

Stifel may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE and the Chicago Stock Exchange, for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee benefit plans. The existence of unissued and unreserved common and preferred stock may enable it to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Stifel through a merger, tender offer, proxy contest, or otherwise, and protect the continuity of management and possibly deprive you of opportunities to sell your shares at prices higher than the prevailing market prices. Stifel could also use additional shares to dilute the stock ownership of persons seeking to obtain control of our company.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

In the opinion of Sullivan & Cromwell LLP and in the opinion of Bryan Cave LLP, the following section summarizes the anticipated material U.S. federal income tax considerations of the merger generally applicable to U.S. holders (as defined below) of KBW common stock. These opinions and the following discussion are based on, and subject to, the Code, the treasury regulations promulgated under the Code, existing interpretations, court decisions, and administrative rulings, all of which are in effect as of the date of this statement, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion.

This summary only addresses the material U.S. federal income tax consequences of the merger to the KBW stockholders that hold KBW common stock as a capital asset within the meaning of Section 1221 of the Code. This summary does not address all aspects of U.S. federal income taxation that may be applicable to KBW stockholders in light of their particular circumstances or to KBW stockholders subject to special treatment under U.S. federal income tax law, such as:

•	stockholders who are not U.S. persons;

•	entities treated as partnerships for U.S. federal income tax purposes or KBW stockholders who hold their shares through entities treated as partnerships for U.S. federal income tax purposes;

•	qualified insurance plans;

•	insurance companies, banks, thrifts and other financial institutions;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose functional currency is not the U.S. dollar;

•	stockholders who acquired their shares of KBW common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation;

•	persons who purchased or sell their shares of KBW common stock as part of a wash sale;

•	stockholders who hold their shares of KBW common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction; and

•	holders of exchangeable shares or shares of special voting preferred stock of KBW.

This section does not describe the tax consequences to a KBW stockholder upon the receipt of the extraordinary dividend.

U.S. Holders

For purposes of this summary, the term “U.S. holder” means a beneficial holder of KBW common stock that is:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any of its political subdivisions;

•

a trust that (i) is subject to both the primary supervision of a court within the U.S. and the control of one or more U.S. persons; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, domestic or foreign, that is treated as a partnership for U.S. federal income tax purposes) holds KBW common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

Qualification of the Mergers as a Reorganization

The merger, together with the second-step merger, will constitute a reorganization under Section 368(a) of the Code for U.S. federal income tax purposes if, among other requirements, the value of the Stifel common stock that is delivered in the merger in exchange for shares of KBW common stock that are outstanding prior to the effective time of the merger is equal to 40% or more of the sum of the (i) value of the Stifel common stock and (ii) the cash that is treated as received in the merger (including any cash paid to dissenting KBW stockholders) in exchange for those shares of KBW common stock; provided that there is at least 40% “continuity of stockholder interest” in the merger. The value of Stifel common stock that is delivered in the merger is measured on the closing date of the merger and cannot be determined at this time.

Whether the 40% continuity of stockholder interest requirement will be met will depend on certain conditions, including, but not limited to, the value of the Stifel common stock on the closing date, the effects of the exchange ratio adjustment provisions in the merger agreement and the amount of cash that is paid to dissenting KBW stockholders. Because these variables will not be determined until the date of the merger or the date of the special meeting, it is uncertain as to whether the merger, together with the second-step merger, will qualify as a reorganization under Section 368(a) of the Code.

It is intended that each of Stifel and KBW obtain an opinion from Bryan Cave LLP and Sullivan & Cromwell LLP, respectively, each dated the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinions, the mergers will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that each of Stifel, Merger Sub and KBW will be a party to that reorganization within the meaning of Section 368(b) of the Code. If, on or prior to the closing date of the transaction, the merger, together with the second-step merger, qualify as a reorganization under Section 368(a) of the Code, both KBW and Stifel will receive such opinions and will each report the merger, together with the second-step merger, as a reorganization under Section 368(a) of the Code.

Stifel and KBW will treat the merger for U.S. federal income tax purposes as a taxable acquisition of the KBW common stock by Stifel in exchange for the merger consideration, if the merger, together with the second-step merger, does not qualify as a reorganization under Section 368(a) of the Code and KBW and Stifel do not receive such opinions on or prior to the closing date.

Stifel’s and KBW’s obligations to complete the mergers are not conditioned upon the receipt of the opinions described above, and no assurance can be given that circumstances will not arise that will prevent the mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code, in which case the consequences of the merger are set out under the section entitled “Tax Consequences if the Mergers Do Not Qualify as a Reorganization” below. It will not be known at the time of the special meeting whether the opinions will be delivered and, therefore, the U.S. federal income tax treatment of the transactions contemplated by the merger agreement will not be known at such time.

Stifel intends to make a public announcement on or soon after the effective time of the merger whether the opinions described above have been delivered.

The opinions of counsel described above will be based on the then-existing law, will assume the absence of changes in existing facts, will rely on customary assumptions and may rely on representations contained in certificates executed by officers of Stifel, Merger Sub and KBW. The opinions neither bind the IRS nor preclude the IRS from adopting a contrary position, and it is possible that the IRS may successfully assert a contrary position in litigation or other proceedings. Neither Stifel nor KBW intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

Tax Implications to KBW’s Stockholders

The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. holders of KBW common stock, assuming the merger, together with the second-step merger, qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Exchange for Stifel Common Stock and Cash. Pursuant to the merger agreement, upon exchanging all of your shares of KBW common stock for a combination of Stifel common stock and cash, you will generally recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of cash treated as received in exchange for KBW common stock in the merger (excluding any cash received in lieu of fractional shares of Stifel common stock) and (2) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for KBW common stock in the merger (excluding any cash received in lieu of fractional shares of Stifel common stock) plus the fair market value of Stifel common stock (including the fair market value of any fractional share) received in the merger, over (b) the U.S. holder’s basis in the KBW common stock exchanged. If you acquired different blocks of KBW common stock at different times or at different price, you should consult your individual tax advisor regarding the manner in which gain or loss should be determined.

Any recognized gain will generally be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the surrendered KBW common stock exceeds one year. The aggregate tax basis of the Stifel common stock you receive as a result of the merger will be the same as your aggregate tax basis in KBW common stock you surrender in the merger, decreased by the amount of cash you receive that is treated as received in exchange for KBW common stock (excluding any cash received in lieu of a fractional share of Stifel common stock) and increased by the amount of gain, if any, you recognize in the exchange (excluding any cash received in lieu of a fractional share of Stifel common stock). The holding period of the Stifel common stock you receive as a result of the exchange will include the holding period of KBW common stock you surrendered in the merger.

Cash Instead of Fractional Shares. If you receive cash in the merger instead of a fractional share interest in Stifel common stock, you will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss would be recognized in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. Except as described in the section entitled “Dividend Treatment” below, this gain or loss will generally by a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, you have held your shares of KBW common stock for more than one year.

Dividend Treatment. There are certain circumstances in which all or part of the gain recognized by you will be treated as a dividend rather than as capital gains. In general, such determination depends on upon whether, and to what extent, the merger reduces your deemed percentage share ownership interest in Stifel. Because the possibility of dividend treatment depends primarily upon your particular circumstances, including the application of certain constructive ownership rules, you should consult your own tax advisor regarding the potential tax consequences of the merger to you.

Dissenting Stockholders and Appraisal Rights. If you perfect your dissenters’ or appraisal rights with respect to your shares of KBW common stock you will generally recognize capital gain or loss equal to the difference between your tax basis in those shares and the amount of cash received in exchange for those shares. The tax consequences of cash received may vary depending upon your individual circumstances. Each holder of KBW common stock who contemplates exercising statutory dissenters’ or appraisal rights should consult its tax advisor as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

Tax Consequences if the Mergers Do Not Qualify as a Reorganization

If the mergers fail to qualify as a reorganization under Section 368(a) of the Code, the merger will be a fully taxable transaction to you. In such case, you will recognize gain or loss measured by the difference between the total consideration received in the merger and your tax basis in the shares of KBW common stock surrendered in the merger. You are urged to consult your own tax advisor regarding the manner in which gain or loss should be calculated among different blocks of KBW common stock surrendered in the merger. The aggregate tax basis in the shares of Stifel common stock received pursuant to the merger will be equal to the fair market value of such Stifel common stock as of the closing date of the merger. The holding period of such shares of Stifel common stock will begin on the date immediately following the closing date of the merger.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to you in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments at a rate of 28% if a U.S. holder or non-U.S. holder (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules.

Any amounts withheld from payments to you under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against your applicable U.S. federal income tax liability, provided the required information is furnished to the IRS. Both U.S. and non-U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

Recent Legislation

Provisions extending the 15% maximum tax rate for long-term capital gains and qualified dividend income for all individual taxpayers expired on December 31, 2012. As a result of legislation effective as of January 1, 2013, the maximum tax rate for long-term capital gains and qualified dividend income has increased from 15% to 20% for individual taxpayers whose taxable income exceeds $400,000 and for married taxpayers filing jointly whose taxable income exceeds $450,000. You should consult your own tax advisor regarding the new legislation in light of your particular circumstances.

For taxable years beginning after December 31, 2012, a U.S. holder will be subject to a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a stockholder’s allocable share of income and gain realized by a stockholder from a sale of stock. In the case of an individual, the tax will be imposed on the lesser of (1) the stockholder’s net investment income or (2) the amount by which the stockholder’s modified adjusted gross income exceeds a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).

The foregoing discussion is for general information purposes only and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly encouraged to consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

PROPOSAL TWO: ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR KBW’S NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of KBW that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers. The “golden parachute” compensation payable to these individuals is subject to a nonbinding advisory vote of KBW’s stockholders, as described below in this section.

The terms of the merger agreement provide for accelerated vesting or settlement of outstanding KBW restricted stock and RSU awards. However, Messrs. Michaud, Senchak and Duffy have agreed to waive accelerated vesting of their restricted stock awards in the merger, and all of the executive officers holding RSUs previously waived delivery of their vested RSUs upon a change in control such as the merger. Each of Messrs. Michaud, Senchak and Duffy has also agreed to forfeit their KBW performance award, with a target amount of 40,080 shares, and their cash LTIP Award, with a target amount of $1,000,000, which otherwise would have been payable upon the merger. Any outstanding awards of KBW restricted stock held by KBW executive officers that are not continuing awards will vest and be converted into a right to receive the merger consideration, subject to any applicable tax withholding. For an additional description of the treatment of outstanding equity and cash incentive awards held by KBW directors, officers and employees, see “Proposal One: The Merger—Interests of Certain Persons in the Merger” beginning on page 89.

Messrs. Michaud, Duffy and Senchak are entitled to certain “single-trigger” equity grants and each of the named executive officers is entitled to certain “double-trigger” severance payments and benefits pursuant to the employment and change of control arrangements (as amended by the terms agreements) described above in “Proposal One: The Merger—Interests of Certain Persons in the Merger—Employment and Change of Control Agreements with the Executive Officers” beginning on page 91. Any payments made pursuant to the employment agreements with Messrs. Giambrone and Kleinman are conditioned upon execution of a general release of claims and compliance with non-solicitation covenants, and cash severance payments made pursuant to their change of control agreements are subject to execution of a general release of claims. Continued vesting of the new equity awards granted to Messrs. Michaud, Duffy and Senchak in connection with the merger following a termination of employment with Stifel is conditioned upon continued compliance with non-compete and employee and customer non-solicit restrictive covenants through each applicable vesting date (unless the executive officer’s employment is terminated by Stifel without “cause” or by the executive officer for “good reason”, in either of which case the award will vest on the scheduled vesting dates irrespective of the executive officer’s compliance with the restrictive covenants).

Compensation that may be paid or become payable to KBW’s named executive officers in connection with the merger pursuant to agreements solely between the named executive officers and Stifel is not subject to the non-binding advisory vote but is described, inclusive of the potential payments and benefits under the employment agreement and offer letters with Stifel, above in “Proposal One: The Merger—Interests of Certain Persons in the Merger—Employment and Change of Control Agreements with the Executive Officers.”

The following table sets forth the amount of payments and benefits that may be paid or become payable to each of the named executive officers in connection with the merger pursuant to their employment arrangements with KBW, after giving effect to such executive officer’s waiver or amendment of any payments or benefits under an employment arrangement with KBW, assuming: (1) the effective time of the merger occurred on December 31, 2012 (the last practicable date prior to the filing of this proxy statement/prospectus); (2) for purposes of estimating severance payments, the named executive officer experienced a qualifying termination immediately following the effective time of the merger; (3) each of Messrs. Giambrone and Kleinman received the greater of his benefits under his employment agreement and change of control agreement, as amended by his terms agreement; and (4) a per share price of KBW common stock of $17.34, the average closing price per share over the first five business days following the announcement of the merger agreement. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus, and do not reflect certain compensation actions that may occur before the completion of the merger. As a result, the actual amounts to be received by a named executive officer may differ materially from the amounts set forth below.

Golden Parachute Compensation

Total Golden Parachute Compensation
Name	Cash ($) (1)				Equity ($) (2)	Perquisites/ Benefits ($) (3)	Tax Reimbursements ($)	Total ($)
	Cash Severance		2012 Bonus
Thomas B. Michaud	—	(4)	—	(4)	5,750,000	—	—	5,750,000

Robert Giambrone	4,430,000		1,500,000		1,396,391	23,593	—	7,349,984

Andrew M. Senchak	—	(5)	—	(5)	5,000,000	—	—	5,000,000

John G. Duffy	—	(5)	—	(5)	5,000,000	—	—	5,000,000

Mitchell B. Kleinman	2,846,000		1,500,000		1,036,707	23,593	—	5,406,300

(1)	Represents the amounts to be paid to the named executive officer in a lump sum if the named executive officer’s employment was terminated by KBW other than for cause, death or disability or by the named executive officer for good reason immediately following completion of the merger. For each of Messrs. Giambrone and Kleinman, the “Cash Severance” column includes the maximum amount of “double trigger” cash severance payable under his change of control agreement, as amended by his terms agreement, and the “2012 Bonus” column includes the “single trigger” payment under his terms agreement of a $1,500,000 bonus for 2012 in lieu of any 2012 bonus payable under his change of control agreement. The actual cash severance payable to each of Messrs. Giambrone and Kleinman under his change of control agreement would equal, in the event of a qualifying termination within a period of three years from the consummation of the merger, 2.5 times the sum of (a) base salary, (b) the higher of (i) the annual bonus for the most recently completed fiscal year during the three year period following the change of control and (ii) the highest bonus earned in the three years prior to the change of control and (c) the amount of KBW’s contribution to KBW’s profit sharing plan on behalf of the executive officer for the year prior to termination, subject to the maximum amount set forth in the executive officer’s terms agreement.

(2)	For Messrs. Michaud, Senchak and Duffy, represents the grant date fair market value of restricted shares of KBW common stock which were or will be granted to each in connection with the merger pursuant to the waiver agreements and constitute “single trigger” payments. For Messrs. Giambrone and Kleinman, this column represents “single-trigger” restricted stock awards that would have fully vested and settled upon the merger; the vesting and settlement of these awards was accelerated by KBW to December 26, 2012 as part of year-end tax planning actions.

Name	Restricted Stock ($) (a)	RSUs ($) (b)	Total ($)
Thomas B. Michaud	5,750,000	—	5,750,000

Robert Giambrone	1,396,391	—	1,396,391

Andrew M. Senchak	5,000,000	—	5,000,000

John G. Duffy	5,000,000	—	5,000,000

Mitchell B. Kleinman	1,036,707	—	1,036,707

(a)	Does not include any continuing restricted shares.
(b)	Does not include any continuing RSU awards.

As described above, pursuant to their waiver agreements, each of Messrs. Michaud, Dufy and Senchak has agreed to (i) waive all rights under their existing employment agreements with KBW, including any severance benefits, (ii) waive the change in control vesting provisions in all outstanding KBW restricted share awards, which otherwise would result in accelerated vesting upon completion of the merger and (iii) forfeit the performance awards and LTIP awards. Mr. Michaud’s employment agreement with Stifel provides for a “single trigger” grant of restricted shares of Stifel common stock with a grant date value of $750,000 (with the number of shares calculated using the average of the volume weighted average price of Stifel’s common stock during the ten business days immediately preceding (but not including) the date of the merger) upon completion of the merger, and the vesting of previously-granted and outstanding equity-based awards upon a termination by Stifel without cause or by Mr. Michaud for good reason during the term of the employment agreement (“double-trigger” benefits). The offer letters between each of Messrs. Duffy and Senchak and Stifel provide for the vesting of previously-granted and outstanding equity-based awards upon a termination by Stifel without cause or by the executive officer for good reason during the terms of the offer letters (“double-trigger” benefits).

(3)	Represents the value of “double-trigger” benefits the executive officer is entitled to receive under an employment or change of control agreement resulting from a termination of employment by KBW other than for cause, death or disability or by the named executive officer for good reason following completion of the merger. The amount includes the value of health care, life insurance and other benefits (which we refer to as continued health benefits) for 18 months for Messrs. Giambrone and Kleinman, in the event of a qualifying termination within three years from the consummation of the merger. Pursuant to their waiver agreements, Messrs. Michaud, Senchak and Duffy have waived their rights under their KBW employment agreements, including with respect to severance benefits, and therefore would not be entitled to any continued health or other benefits from KBW. During the term of his employment agreement with Stifel, Mr. Michaud would be entitled to “double-trigger” continued health benefits for 36 months upon a termination by Stifel without cause or by Mr. Michaud for good reason.

(4)	As described above, pursuant to his waiver agreement, Mr. Michaud has waived his rights under his employment agreement with KBW, including with respect to severance benefits; however, as described above in “Proposal One: The Merger—Interests of Certain Persons in the Merger—Employment and Change of Control Agreements with the Executive Officers,” Mr. Michaud has entered into a three-year employment agreement with Stifel effective upon the merger. If, during the term of such agreement, Mr. Michaud’s employment is terminated by Stifel without cause or by Mr. Michaud for good reason, Stifel will pay Mr. Michaud a lump sum severance amount of $3,500,000. This would constitute a “double trigger” benefit, as it is contingent on a qualifying termination of Mr. Michaud’s employment following the merger.

(5)	As described above, pursuant to their waiver agreements, Messrs. Senchak and Duffy have waived their rights under their employment agreements with KBW, including with respect to severance benefits, and are not otherwise entitled to any cash severance payments upon a termination following the merger.

Vote Required

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that KBW seek a non-binding advisory vote from its stockholders to approve certain “golden parachute” compensation that its “named executive officers” will receive from KBW in connection with the merger. The proposal gives KBW’s stockholders the opportunity to express their views on the merger-related compensation of KBW’s named executive officers. Approval requires the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the proposal. Accordingly, KBW is asking its shareholders to approve the following resolution on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to KBW’s named executive officers in connection with the merger pursuant to agreements or understandings with KBW, and the agreements and understandings with KBW pursuant to which such compensation may be paid or become payable, as disclosed in the table in this proposal and as further described under the heading “Proposal One: The Merger—Interests of Certain Persons in the Merger—Employment and Change of Control Agreements with the Executive Officers,” beginning on page 91, are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on KBW or Stifel. If the merger is completed, the “golden parachute” compensation may be paid to KBW’s named executive officers even if KBW stockholders fail to approve the “golden parachute” compensation.

PROPOSAL THREE: THE ADJOURNMENT

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement may not be adopted unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by KBW at the time of the special meeting to be voted for an adjournment, if necessary, KBW has submitted the proposal on adjournment to its stockholders as a separate matter for their consideration. The board of directors of KBW unanimously recommends that stockholders vote “FOR” the adjournment proposal, if necessary to solicit additional proxies if there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the special meeting. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of December 31, 2012, for:

•	each director,

•	each principal executive officer, principal financial officer, and the three other most highly compensated executive officers of KBW in 2012 (the “named executive officers”),

•	all directors and the named executive officers as a group, and

•	any reported beneficial owner of more than five percent of our common stock.

In accordance with the rules of the SEC, “beneficial ownership” includes voting or investment power with respect to securities. These amounts reflect the shares outstanding based upon the vesting terms of outstanding restricted stock units and include all currently-unvested shares of restricted stock granted pursuant to the 2011 year-end stock awards, the 2010 year-end stock awards, the 2009 year-end stock awards and the retention stock granted to Mr. Michaud in connection with his Waiver Agreement. Unless otherwise indicated, the address for each person listed below is: c/o KBW, Inc., 787 Seventh Avenue, New York, New York, 10019. To our knowledge, except as may be noted in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percent‡
Thomas B. Michaud (1)	193,431	*
Andrew M. Senchak (2)	318,753	*
John G. Duffy (3)	337,198	*
Mitchell B. Kleinman	158,472	*
Robert Giambrone (4)	129,297	*
Daniel M. Healy (5)	41,556	*
Christopher M. Condron (5)	27,306	*
James K. Schmidt (5)	16,314	*
Michael J. Zimmerman (5)	13,330	*
T. Rowe Price Associates, Inc. (6)(7)	2,506,590	7.28%
DePrince, Race & Zollo, Inc. (8)(9)	2,182,480	6.34%
BlackRock, Inc. (10)(11)	1,844,959	5.36%
JP Morgan Chase & Co. (12)(13)	1,782,543	5.18%
All Directors and Named Executive Officers as a group (9 persons)	1,235,657	3.59%

‡	For purposes of this table, the percentage is calculated based on the 34,336,373 shares of common stock outstanding as of December 31, 2012 and the 71,208 shares underlying vested restricted stock units which are not entitled to vote at the Special Meeting, for a total of 34,407,581 shares of common stock. It does not include the 1,355,255 shares underlying unvested restricted stock units which are not entitled to vote at the Special Meeting that were granted to certain employees following the announcement of the merger agreement.
*	Less than 1% of our outstanding shares of common stock.
(1)	Includes (a) 59,822 shares representing his entire unvested 2011 year-end stock award, (b) 57,835 shares representing his entire unvested 2010 year-end stock award, (c) 18,283 shares representing the unvested portion of his 2009 year-end stock award and (d) 42,998 shares representing the retention stock granted pursuant to the Waiver Agreement entered into with Mr. Michaud on November 5, 2012.
(2)	Includes (a) 44,866 shares representing his entire unvested 2011 year-end stock award, (b) 57,835 shares representing his entire unvested 2010 year-end stock award and (c) 18,283 shares representing the unvested portion of his 2009 year-end stock award.

(3)	Includes (a) 40,379 shares representing his entire unvested 2011 year-end stock award, (b) 57,835 shares representing his entire unvested 2010 year-end stock award, (c) 18,283 shares representing the unvested portion of his 2009 year-end stock award and (d) 217,604 shares held in the aggregate by twelve trusts for the benefit of Mr. Duffy’s children, for which he is not the trustee and over which shares he has no voting or investment power and in which shares he has no pecuniary interest (Mr. Duffy disclaims any beneficial ownership of these 217,604 shares).
(4)	Includes 8,987 shares underlying vested restricted stock units held by Mr. Giambrone.
(5)	Includes (a) 4,486 shares representing his entire unvested 2011 year-end stock award, (b) 1,221 shares representing the unvested portion of his 2010 year-end stock award and (c) 632 shares representing the unvested portion of his 2009 year-end stock award.
(6)	Information based on a Schedule 13G filed with the SEC on February 9, 2011 by T. Rowe Price Associates, Inc., a Maryland corporation (“T. Rowe”), which filing was amended on Schedule 13G/A filed with the SEC on February 10, 2012. According to such filing as so amended, T. Rowe beneficially owns 2,506,590 shares of our common stock. T. Rowe previously informed us in written correspondence that these shares are owned by various individual and institutional investors for which T. Rowe serves as an investment adviser with power to direct investments and/or sole power to vote the shares. T. Rowe then stated that, while for purposes of the Exchange Act it is deemed to be a beneficial owner of such shares, it expressly disclaims that it is, in fact, the beneficial owner of such shares.
(7)	Address of T. Rowe is 100 E. Pratt Street, Baltimore, Maryland 21202.
(8)	Information based on a Schedule 13G filed with the SEC on February 15, 2012 by DePrince, Race & Zollo, Inc., a Florida corporation (“DRZ”). According to such filing, DRZ beneficially owns 2,182,480 shares of our common stock.
(9)	Address of DRZ is 250 Park Ave South, Suite 250, Winter Park, Florida 32789.
(10)	Information based on a Schedule 13G filed with the SEC on January 29, 2010 by BlackRock, Inc., a Delaware corporation (“BlackRock”), which filing was amended on Schedules 13G/A filed with the SEC on February 7, 2011 and on February 13, 2012. According to such filing as so amended, BlackRock and/or certain subsidiaries together beneficially own 1,844,959 shares of our common stock.
(11)	Address of BlackRock is 40 East 52nd Street, New York, New York 10022.
(12)	Information based on a Schedule 13G filed with the SEC on January 19, 2012 by JPMorgan Chase & Co., a Delaware corporation (“JP Morgan”). According to such filing, JP Morgan beneficially owns 1,782,543 shares of our common stock.
(13)	Address of JP Morgan is 270 Park Avenue, New York, New York 10017.

OTHER MATTERS

Other Business

The KBW board of directors does not currently intend to bring any other business before the Special Meeting and, to the knowledge of the KBW board of directors, no other matters other than those indicated above are to be brought before the Special Meeting. If, however, any other matter properly comes before the Special Meeting, the proxy holders will, in their discretion, vote on it in accordance with their own best judgment.

KBW Stockholder Proposals for 2013 Annual Meeting of Stockholders

KBW intends to hold a 2013 annual meeting of stockholders only if the merger is not completed. If any stockholder intended to present a proposal to be considered for inclusion in our proxy material in connection with the 2013 annual meeting of stockholders (in the event the meeting is held), the proposal must have been in proper form (per SEC Regulation 14A, Rule 14a-8—Shareholder Proposals) and must have been received by our Corporate Secretary on or before December 29, 2012. Stockholder proposals to be presented at the 2013 annual meeting of stockholders which are not to be included in our proxy materials must be received by our Corporate Secretary no earlier than March 14, 2013, nor later than April 13, 2013, in accordance with the procedures set forth in the KBW by-laws.

Stifel Stockholder Proposals for 2013 Annual Meeting of Stockholders

In order to have been considered for inclusion in the proxy statement for the 2013 Annual Meeting of stockholders of Stifel, the written proposal must have been received at its principal executive offices on or before December 21, 2012. The proposal should have been addressed to Stifel Financial Corp., Attention: David M. Minnick, Corporate Secretary, One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102-2102. The proposal must have complied with SEC regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Upon receipt of any such proposal, Stifel will determine whether to include such proposal in the proxy statement and proxy card in accordance with regulations governing the solicitation of proxies.

Any stockholder wishing to nominate a candidate for director at a stockholders’ meeting must furnish certain information about the proposed nominee, including name, contact information, background, experience, and other pertinent information on the proposed candidate. Stifel suggests that any nominees for director for the 2013 Annual Meeting of stockholders be submitted to it prior to January 31, 2013, to allow Stifel’s Risk Management/Corporate Governance Committee to consider the nominee.

Important Notice Regarding Availability of Proxy Materials for the Special Meeting of Stockholders to be Held on February 12, 2013

This proxy statement/prospectus is available at www.proxyvote.com.

Stockholders Sharing an Address

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This practice, known as “householding,” is designed to reduce the volume of duplicate information and reduce printing and postage costs.

If you and others who share your mailing address own KBW stock in street name, meaning through bank or brokerage accounts, you may have received a notice that your household will receive only one proxy statement from each company whose stock is held in such accounts. Unless you responded that you did not want to participate in householding, you were deemed to have consented to it and a single copy of this proxy statement/prospectus has been sent to your address.

We will promptly deliver separate copies of this proxy statement/prospectus at the request of any stockholder who is in a household that participates in the householding of our proxy materials. You may send your request (or a request to have only a single copy of our proxy statement delivered to your address) by mail to our General Counsel’s office at KBW, Inc., 787 Seventh Avenue, New York, New York 10019 or by telephone at (212)  887-7777.

Householding

Under SEC rules, a single copy of proxy materials or single package of notices of Internet availability of proxy materials may be sent to multiple stockholders sharing the same address and last name, or who we reasonably believe are members of the same family, and who have previously consented to receive a single copy of these materials in a manner provided by these rules. Each stockholder to whom we are required to deliver a notice of Internet availability continues to receive a separate notice within that single package. This practice is referred to as “householding” and can result in significant savings of paper and mailing costs. Stockholders of record may revoke their consent to future householding mailings by contacting Broadridge toll free at (800) 542-1061, or by writing to:

Broadridge

Householding Department

51 Mercedes Way

Edgewood, NY 11717

Certain brokerage firms, banks, or other similar entities holding shares for “street name” holders may household proxy materials or notices. Beneficial owners sharing an address whose shares are held in an account by such entities should contact such entity if they now receive (i) multiple copies of our proxy materials or notices and wish to receive only one copy of these materials per household in the future or (ii) a single copy of our proxy materials or notice and wish to receive separate copies of these materials in the future. Additional copies of our proxy materials are available upon request by contacting us as described under “Where You Can Find More Information” below.

Communicating with the Board of Directors

The KBW board of directors maintains procedures for stockholders and other interested parties to communicate by email, letter, or in certain circumstances, by telephone with any of the KBW board of directors, the committees of the board, the independent directors of the board or the presiding non-management director. Generally under these procedures, KBW will initially receive and process communications and such communications will be forwarded to the board of directors, to any committee or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. These communication procedures are more fully described on our website at www.KBW.com by first clicking “Investor Relations” and then “Corporate Governance.”

LEGAL MATTERS

The validity of the shares of Stifel common stock offered hereby will be passed upon for Stifel by Bryan Cave LLP, St. Louis, Missouri. Certain tax matters relating to the merger will be passed upon for Stifel by Bryan Cave LLP, St. Louis, Missouri and for KBW by Sullivan & Cromwell LLP, New York, New York. See “Material United States Federal Income Tax Consequences of the Merger” on page 132.

EXPERTS

The consolidated financial statements of Stifel Financial Corp. incorporated by reference in Stifel Financial Corp.’s Annual Report on Form 10-K for the year ended December 31, 2011 and the effectiveness of Stifel Financial Corp.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst &

Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of KBW, Inc. and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated in this proxy statement/prospectus by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Stifel and KBW are reporting companies and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Stifel’s and KBW’s SEC filings are also available at the SEC’s website at www.sec.gov. The reports and other information filed by Stifel with the SEC are also available free of charge at Stifel’s website at www.Stifel.com. The reports and other information filed by KBW with the SEC are also available free of charge at KBW’s website at www.KBW.com. The web addresses of the SEC, Stifel and KBW have been included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus or the Registration Statement.

Stifel has filed with the SEC a Registration Statement on Form S-4 under the Securities Act with respect to the shares of Stifel stock to be issued pursuant to the merger agreement, of which this proxy statement/prospectus forms a part. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about Stifel and Stifel common stock. The rules and regulations of the SEC allow Stifel and KBW to omit certain information included in the Registration Statement from this document.

The SEC allows Stifel and KBW to “incorporate by reference” information into this proxy statement/prospectus, which means that Stifel and KBW can disclose important information to you by referring you to another document filed separately with the SEC. Statements contained in this proxy statement/prospectus or in any document incorporated by reference in this proxy statement/prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for information that is superseded by information that is included in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Stifel and KBW have previously filed with the SEC. These documents contain important information about KBW, Stifel and their respective financial condition.

The following documents, which were filed by Stifel with the SEC, are incorporated by reference into this proxy statement/prospectus (other than information “furnished” rather than “filed” in accordance with SEC rules):

•

Stifel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including the information incorporated by reference from Stifel’s definitive proxy statement relating to Stifel’s annual meeting of stockholders;

•	Stifel’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•

the description of Stifel common stock contained in Stifel’s registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report for the purpose of updating such description; and

•

Stifel’s Current Reports on Form 8–K filed on January 18, 2012, January 19, 2012, January 23, 2012, March 19, 2012, June 6, 2012, August 10, 2012, November 5, 2012, November 9, 2012, December 18, 2012, December 19, 2012 and December 21, 2012.

Stifel is also incorporating by reference additional documents that Stifel files with the SEC between the date of this proxy statement/prospectus and the date of the Special Meeting.

The following documents, which were filed by KBW with the SEC, are incorporated by reference into this proxy statement/prospectus (other than information “furnished” rather than “filed” in accordance with SEC rules):

•

KBW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including the information incorporated by reference from KBW’s definitive proxy statement relating to KBW’s annual meeting of stockholders; and

•	KBW’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•

KBW’s Current Reports on Form 8–K filed on January 27, 2012, February 23, 2012, March 2, 2012, June 13, 2012, November 5, 2012, November 9, 2012, November 29, 2012, December 14, 2012, December 21, 2012 and January 4, 2013.

KBW is also incorporating by reference additional documents that KBW files with the SEC between the date of this proxy statement/prospectus and the date of the Special Meeting.

Stifel has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Stifel and KBW has supplied all such information relating to KBW.

Documents incorporated by reference are available from the applicable company without charge, excluding all exhibits unless the applicable company has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the applicable company at the following addresses and telephone numbers:

Stifel Financial Corp. Attention: Investor Relations 501 North Broadway St. Louis, Missouri 63102 (314) 342-2000	KBW, Inc. Attention: Alan Oshiki c/o King Worldwide Investor Relations 48 Wall Street, 32nd Floor New York, NY 10005 (866) 529-2339

To receive timely delivery of documents in advance of the Special Meeting, please make your request no later than February 5, 2013.

If you have any questions about the Special Meeting or need additional assistance in voting your shares, please contact our proxy solicitor, D.F. King, at:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks & Brokers: (212) 269-5550

Toll Free: (800) 207-3158

Email: kbw@dfking.com

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger agreement and the merger at the Special Meeting. Stifel and KBW have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated January [—], 2013. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders of KBW nor the issuance of Stifel stock in the merger shall create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

NOVEMBER 5, 2012

between

STIFEL FINANCIAL CORP.

and

KBW, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 5, 2012 (the “Signing Date”) between STIFEL FINANCIAL CORP., a Delaware corporation (“Parent”) and KBW, INC., a Delaware corporation (the “Company”), and, from and after the accession thereof to this Agreement in accordance with Section 8.07, Merger Subsidiary and Successor Subsidiary (each as defined herein).

WHEREAS, the Boards of Directors of the Company (upon the recommendation of a committee of independent directors of the Company) and Parent have approved and declared advisable this Agreement and the Merger (as defined below), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent and the Company have determined that immediately after the effectiveness of the Merger, the Company shall be merged with and into Successor Subsidiary, with Successor Subsidiary continuing as the surviving entity in the Second Step Merger (as defined below), as a direct wholly owned subsidiary of Parent;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger and Second Step Merger (collectively, the “Reorganization”) constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Reorganization shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the regulations promulgated under the Code;

WHEREAS, in the event that the Reorganization does not qualify as a reorganization, the parties intend to treat the Merger and the Second Step Merger as separate transactions for U.S. federal income Tax purposes not subject to the “integration doctrine” pursuant to Rev. Rul. 90-95, 1990-2 C.B. 67.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal for, or any Third Party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (B) any tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. If the Person referred to is a natural person, the term “Affiliate” refers to any member of such Person’s immediate family. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise herein.

“Average VWAP” means the average of the VWAP for each Trading Day in the relevant period.

“business day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Cash Consideration” means an amount equal to $10.00 less the Per Share Extraordinary Dividend Amount.

“Closing Parent Common Stock Price” means the Average VWAP of the Parent Common Stock over the ten consecutive Trading Days ending on the Trading Day immediately prior to the Closing Date.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2011 included in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2011.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Disclosure Schedule” means the company disclosure schedule dated as of the date hereof regarding this Agreement.

“Company Performance Share Award” means each performance equity award that represents the right to receive shares of Company Common Stock granted pursuant to any equity or compensation plan or arrangement of the Company that is outstanding immediately prior to the Effective Time.

“Company Plans” means the KBW, Inc. 2006 Equity Incentive Plan and the KBW, Inc. 2009 Incentive Compensation Plan.

“Company Restricted Stock Award” means each award of restricted Company Common Stock granted pursuant to any equity or compensation plan or arrangement of the Company that is outstanding immediately prior to the Effective Time.

“Company Restricted Stock Unit” means each restricted stock unit (subject to time- or performance-based vesting) that represents the right to receive shares of Company Common Stock granted pursuant to any equity or compensation plan or arrangement of the Company that is outstanding immediately prior to the Effective Time; provided, that in no event shall a Company Performance Share Award be deemed to be a Company Restricted Stock Unit.

“Contract” means any contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, lease or license, in each case excluding any Employee Plan.

“Delaware Law” means the DGCL and the Delaware Limited Liability Company Act.

“DGCL” means the Delaware General Corporation Law.

“Environmental Law” means any Applicable Law, or any agreement with any Governmental Authority or other third party, relating to (i) the control of any potential pollutant or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iii) human health and safety, (iv) the environment or (v) Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as conducted as of the date of this Agreement.

“Equity Exchange Ratio” means a fraction, the numerator of which equals $17.50 less the Per Share Extraordinary Dividend Amount and the denominator of which equals (i) $29.00 if the Closing Parent Common Stock Price is less than or equal to $29.00, (ii) the Closing Parent Common Stock Price, if the Closing Parent Common Stock Price is greater than $29.00 and less than $35.00 and (iii) $35.00 if the Closing Parent Common Stock Price is greater than or equal to $35.00, and in each case rounding the result to the nearest 1/10,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Ratio” means a fraction, the numerator of which equals $7.50 and the denominator of which equals (i) $29.00 if the Closing Parent Common Stock Price is less than or equal to $29.00, (ii) the Closing Parent Common Stock Price, if the Closing Parent Common Stock Price is greater than $29.00 and less than $35.00 and (iii) $35.00 if the Closing Parent Common Stock Price is greater than or equal to $35.00, and in each case rounding the result to the nearest 1/10,000.

“FINRA” means the Financial Industry Regulatory Authority, including any predecessor entity, including without limitation, the National Association of Securities Dealers, Inc.

“GAAP” means the accounting principles generally accepted in the United States, including as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, and applied consistently throughout the periods involved.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, and any non-governmental self-regulatory agency, commission or authority, including the SEC and FINRA.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business), whether or not evidenced by a writing, (b) any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument, (c) all obligations under leases accounted for as financing or capital leases under GAAP, (d) all obligations in respect of acceptances issued or created, (e) notes payable and drafts accepted representing extensions of credit, (f) all liabilities secured by any Lien on any property other than Liens relating to equipment leased by the Company not constituting a capital lease, (g) letters of credit and any other agreements relating to the borrowing of money or extension of credit and (h) any guarantee (including by way of a “keep well” or other similar undertaking) of any of the foregoing obligations.

“Intellectual Property” shall mean (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations-in-part and renewal applications), and any renewals, reexaminations, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person (the “Trade Secrets”); (iv) writings and other works of authorship, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (v) moral rights, database rights, shop rights, design rights, industrial property rights, publicity rights and privacy rights; and (vi) any similar intellectual property or proprietary rights.

“IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“knowledge” means, with respect to the Company the knowledge of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule after reasonable due inquiry and with respect to Parent, means the knowledge of the individuals listed on Section 1.01(a) of the Parent Disclosure Schedule after reasonable due inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, any event, occurrence, fact or change that (i) is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, but shall exclude any effect arising out of, resulting from or related to (A) any changes resulting from global, national or regional economic, regulatory or political conditions (including such changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such Person and its Subsidiaries operate, (B) general changes (including changes in laws, rules or regulations) in the industry in which such Person and its Subsidiaries operate, (C) any changes resulting from the announcement, pendency or Closing of the transactions provided for in this Agreement, including the impact thereof on relationships with customers of the Company or any of its Affiliates, suppliers, vendors, lenders, or joint venture participants or employees, (D) disruptions of supplies or acts of terrorism, war or acts of God, national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, (E) any act expressly required under this Agreement or for which the consent of Parent is required pursuant to this Agreement and as to which Parent has withheld its consent, (F) any adverse effect that such Person otherwise cures prior to the Closing, (G) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (H) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof; except with respect to clauses (A), (B), (D) and

(G) above, to the extent that such effect or change is disproportionately adverse to such Person and its Subsidiaries as compared to other companies operating in the industries in which such Person and its Subsidiaries operate; or (ii) materially impairs the ability of such Person to perform its obligations hereunder or consummate the transactions contemplated by this Agreement.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the SEC.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Ownership Evidence” shall mean (i) a Certificate (or affidavit of loss with respect to such Certificate and such other documentation as is described in Section 3.02(h)), together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Company Shares.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2011.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2011 included in the Parent 10-K.

“Parent Disclosure Schedule” means the disclosure schedule dated as of the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Per Share Extraordinary Dividend Amount” means (i) the aggregate amount of all dividends declared and paid with respect to the Company Shares on or after the date hereof and prior to the Effective Time (other than quarterly dividends of the Company in amounts consistent with past practice that are paid on or prior to December 31, 2012) divided by (ii) the number of issued and outstanding Company Shares immediately prior to the Effective Time; provided, that, the Per Share Extraordinary Dividend Amount shall in no event exceed $2.00; provided that, any dividends declared or paid to any Person other than the Company or a Company Subsidiary with respect to any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company on or after the date hereof and prior to the Effective Time shall be included in the amount calculated pursuant to clause (i) above.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person if such Subsidiary would meet the definition of “significant subsidiary” within the meaning of Regulation S-X.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates, and the directors, officers, employees, agents and advisors of such Person, in each case, acting in such capacity.

“Trading Day” means any day on which the NYSE is open for trading; provided that, a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time).

“VWAP” means, on any Trading Day, the volume weighted average price per share of Parent Common Stock as displayed in the “VWAP” field on Bloomberg (or any successor service) page SF <Equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such Trading Day; or, if such price is not available, the market value per share of Parent Common Stock on such Trading Day as determined by a nationally recognized independent investment banking firm retained by Parent (subject to the Company’s prior approval not to be unreasonably withheld or delayed) for such purpose.

“WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act and any state or local equivalent.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Action	Section 5.12
Adverse Recommendation Change	Section 7.03
Affected Employee	Section 8.08
Affected Employee Comp and Benefits	Section 8.08
Affiliated Shares	Section 3.01
Aggregate Fractional Share Consideration	Section 3.02
Agreement	Preamble
BofA Merrill Lynch	Section 5.24
Certificate	Section 3.01
Closing	Section 2.01
Closing Date	Section 2.01
Code	Preamble
Company	Preamble
Company Awards	Section 3.05
Company Board Recommendation	Section 5.02
Company Excluded Share	Section 3.01
Company Insiders	Section 9.08
Company Material Contract	Section 5.14
Company Permits	Section 5.13
Company Preferred Stock	Section 5.05
Company SEC Documents	Section 5.07
Company Securities	Section 5.05
Company Share	Section 3.01
Company Stockholder Approval	Section 5.02
Company Stockholder Meeting	Section 7.02
Company Subsidiary Securities	Section 5.05(a)
Confidentiality Agreement	Section 7.04
Dissenting Shares	Section 3.01
Dissenting Stockholders	Section 3.01
Effective Time	Section 2.01
Employee Plans	Section 5.17
End Date	Section 11.01
Exchange Agent	Section 3.01
Exchange Fund	Section 3.02
Indemnified Person	Section 8.04
internal controls	Section 5.07

Term	Section
Leased Real Property	Section 5.20
Merger	Section 2.01
Merger Consideration	Section 3.01
Merger Subsidiary	Section 8.07
NASDAQ	Section 5.03
New Company Plans	Section 8.08
Non-U.S. Employee Plans	Section 5.17
NYSE	Section 5.03
Parent	Preamble
Parent Board	Section 4.03
Parent Common Stock	Section 3.01
Parent Insiders	Section 9.08
Parent Permits	Section 6.12
Parent Preferred Stock	Section 6.05
Parent SEC Documents	Section 6.06
Parent Securities	Section 6.05
Payment Event	Section 12.04
Proxy Statement/Prospectus	Section 5.09
Registration Statement	Section 6.15
Reorganization	Preamble
Representatives	Section 7.03
Required Governmental Authorizations	Section 5.03
Second Step Merger	Section 2.01
Signing Date	Preamble
Stock Consideration	Section 3.01
Successor Subsidiary	Section 8.07
Superior Proposal	Section 7.03
Surviving Corporation	Section 2.01
Tax	Section 5.16
Taxing Authority	Section 5.16
Tax Return	Section 5.16
Termination Fee	Section 12.04(b)
Uncertificated Company Share	Section 3.01

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The words “delivered”, “made available”, “furnished”, “provided” and words of like import used in this Agreement include any information referred to that (i) was delivered to Parent prior to 5:00 p.m. Central Time on the day prior to the Signing Date, (ii) is contained in a document filed with the SEC immediately preceding the Signing Date or (iii) is set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule.

Except as the context may otherwise require, references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

ARTICLE 2

THE MERGER

Section 2.01 The Merger.

(a) At the Effective Time, as part of an integrated transaction and plan of merger, and immediately prior to the subsequent merger of the Company with the Successor Subsidiary (the “Second Step Merger”), Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”). Immediately following the Merger, the Surviving Corporation shall be merged with and into the Successor Subsidiary, whereupon the separate existence of the Surviving Corporation shall cease, and the Successor Subsidiary shall be the surviving limited liability company as a direct wholly owned subsidiary of Parent. There shall be no condition to the completion of the Second Step Merger other than the completion of the Merger. From and after the Second Step Merger, Successor Subsidiary shall be the Surviving Corporation for purposes of this Agreement. Immediately after the completion of the Second Step Merger, Parent shall own all of the membership interests and other equity in Successor Subsidiary, and Successor Subsidiary shall be disregarded for U.S. federal income Tax purposes.

(b) Subject to the provisions of Article 10, the closing of the Merger (the “Closing”) shall take place in St. Louis, Missouri at the offices of Bryan Cave LLP, 211 North Broadway, Suite 3600, St. Louis, Missouri 63102 as soon as possible, but in any event no later than two business days after the date the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”).

(c) Upon the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as permitted by Delaware Law as Parent and the Company shall agree and shall be specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

ARTICLE 3

CONVERSION OF THE COMMON STOCK; EXCHANGE OF CERTIFICATES

Section 3.01 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Merger Subsidiary, Successor Subsidiary, Parent or any holder of any shares of the capital stock of the Company, Merger Subsidiary, Successor Subsidiary or Parent, the following shall occur:

(a) Except as otherwise set forth in Section 3.05, each share of Company Common Stock (each, a “Company Share”, and together, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock that are owned by Parent or by the Company or any direct or indirect wholly-owned Subsidiary of the Company and in each case not held on behalf of third parties (the “Affiliated Shares”) and (ii) shares of Company Common Stock owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such shares of Company Common Stock (the “Dissenting Shares,” and together with the Affiliated Shares, the “Company Excluded Shares”)) shall be converted into the right to receive and shall become exchangeable for: (i) cash, without interest, in an amount equal to the Cash Consideration and (ii) a portion of a share of common stock, par value $0.15 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio (the “Stock Consideration”). For purposes of this Agreement, the term “Merger Consideration” with respect to a given Company Share shall mean the Cash Consideration and the Stock Consideration.

At the Effective Time, all Company Shares shall no longer be outstanding, shall be cancelled and retired and shall cease to exist, and (i)(A) each certificate (a “Certificate”) formerly representing any of such Company Shares (other than Company Excluded Shares) and (B) each uncertificated Company Share (an “Uncertificated Company Share”) registered to a holder on the stock transfer books of the Company (other than Company Excluded Shares), shall thereafter represent only the right to receive the Merger Consideration or the consideration described in Section 3.05, as applicable, and the right, if any, to receive pursuant to Section 3.02(g) cash in lieu of fractional shares otherwise receivable pursuant to this Section 3.01(a) and any distributions or dividends pursuant to Section 3.02(f), in each case without interest and (ii) each Dissenting Share shall thereinafter represent only the right to receive the payments set forth in Section 3.03 with respect to such Dissenting Share.

(b) Each Company Share that is owned by Parent or by the Company or any direct or indirect wholly-owned Subsidiary of the Company and, in each case, not held on behalf of third parties, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) Each share of common stock, par value $0.01 per share, of the Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted, and which share shall constitute all of the issued and outstanding shares of stock of the Surviving Corporation.

Section 3.02 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint (subject to the Company’s prior approval not to be unreasonably withheld or delayed) a commercial bank or trust company (the “Exchange Agent”) for the purpose of exchanging Certificates or Uncertificated Company Shares for the Merger Consideration or the consideration described in Section 3.05, as applicable. As of the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Company Shares (other than Company Excluded Shares), for exchange in accordance with this Section through the Exchange Agent, securities representing shares of Parent Common Stock issuable and payable pursuant to Section 3.01 or Section 3.05, as applicable, in exchange for outstanding Company Shares (other than Company Excluded Shares) in respect of the Stock Consideration to be paid in the

Merger or the consideration described in Section 3.05, as applicable, the cash necessary to pay for the aggregate Cash Consideration to be paid pursuant to this Article 3 and, after the Effective Time, if applicable, any cash and dividends or other distribution with respect to the Parent Common Stock to be issued or to be paid pursuant to this Article 3 (together, the “Exchange Fund”). If a Dissenting Stockholder effectively withdraws its demand for, or loses its rights to, appraisal pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, (i) such shares of Company Common Stock shall cease to be Company Excluded Shares and (ii) Parent shall make available or cause to be made available to the Exchange Agent (A)(1) additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal pursuant to Section 262 of the DGCL and (y) the Cash Consideration and (2) additional shares of Parent Common Stock equal to the product of (x) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal pursuant to Section 262 of the DGCL and (y) the Stock Consideration or (B) additional shares of Parent Common Stock equal to the product of (x) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal pursuant to Section 262 of the DGCL and (y) the consideration described in Section 3.05, as applicable. Promptly after the Effective Time (and in any event within three business days), Parent shall send, or shall cause the Exchange Agent to send, to each holder of Company Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Company Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of Company Shares that have been converted into the right to receive the Merger Consideration or the consideration described in Section 3.05, as applicable, shall be entitled to receive, upon delivery of the Ownership Evidence, the Merger Consideration or the consideration described in Section 3.05, as applicable, in respect of the Company Shares represented by a Certificate or Uncertificated Company Share and any cash and dividends or other distributions with respect to the Parent Common Stock to be issued or to be paid pursuant to the last sentence of Section 3.01(a). Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Company Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration or the consideration described in Section 3.05, as applicable.

(c) If any portion of the Merger Consideration or the consideration described in Section 3.05, as applicable, is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Company Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Company Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Company Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Company Shares thereafter on the records of the Company. If, after the Effective Time, Certificates or Uncertificated Company Shares are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged for the Merger Consideration or the consideration described in Section 3.05, as applicable, and cash, dividends or other distributions to the extent provided for, and in accordance with the procedures set forth, in this Article 3.

(e) Any portion of the Exchange Fund made available to the Exchange Agent pursuant to Section 3.02(a) that remains unclaimed by the holders of Company Shares six months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any such holder who has not exchanged Company Shares for the Merger Consideration in accordance with this Section 3.01 or the consideration described in Section 3.05, as applicable, prior to that time shall thereafter look only to Parent for payment of the Merger Consideration or the consideration described in Section 3.05, as applicable, and any cash, dividends and distributions with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Company Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Company Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of such Parent Common Stock shall be paid to any holder of any unsurrendered or undelivered Ownership Evidence until such Ownership Evidence is provided to the Exchange Agent or Parent in accordance with this Article 3. Subject to the effect of Applicable Laws, following surrender or delivery, as applicable, of any such Ownership Evidence to the Exchange Agent or Parent in accordance with this Article 3, there shall be issued and/or paid to the holder of the Ownership Evidence representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or delivery, as the case may be, the dividends or other distributions with a record date at or after the Effective Time and a payment date on or prior to the date of issuance of such whole shares of Parent Common Stock and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time on the Closing Date but with a payment date subsequent to surrender or delivery and not previously paid.

(g) Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued in respect of any Company Shares and any holder of Company Shares entitled to receive a fractional share of Parent Common Stock but for this Section 3.02(g) shall be entitled to receive in lieu thereof an amount in cash (without interest) determined by multiplying such fraction (rounded to the nearest one-hundredth of a share) by the Closing Parent Common Stock Price (the aggregate amount of cash required to be paid in lieu of fractional shares of Parent Common Stock, the “Aggregate Fractional Share Consideration”).

(h) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 3 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law, including federal, state, local or foreign Tax law. If the Exchange Agent, Parent or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which the Exchange Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.

(i) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form customarily required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, and the submission of such other documentation as Parent customarily requires for the replacement of lost, stolen or destroyed certificates, the Exchange Agent (or Parent pursuant to Section 3.02(e)) will deliver a certificate evidencing the ownership of such number of shares of Parent Common Stock and/or any cash, dividends and other distributions in respect thereof issuable and/or payable in exchange for such lost, stolen or destroyed Certificate pursuant to this Agreement.

Section 3.03 Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Merger Consideration or the consideration described in Section 3.05, as applicable, with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to such Dissenting Shares. Unless and until a Dissenting Stockholder shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to Dissenting

Shares, each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Laws that are received by the Company relating to stockholders’ rights of appraisal and shall give Parent the opportunity to participate in and direct all negotiations and proceedings with respect thereto. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.04 Adjustments to Prevent Dilution. In the event that prior to the Effective Time there is a change in the number of Company Shares or shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for Company Shares or shares of Parent Common Stock issued and outstanding as a result of a distribution, reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration or the consideration described in Section 3.05, as applicable, shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration or the consideration described in Section 3.05, as applicable.

Section 3.05 Company Equity Awards.

(a) At the Effective Time, each Company Restricted Stock Award that is subject to a written agreement between the Company and the holder that provides for a waiver of certain vesting rights in the form mutually agreed to by the Company and Parent (a “Letter Agreement”) (x) shall be deemed converted into the right to receive the number of shares of Parent Common Stock equal to the product (rounded up to the nearest whole number) of (i) the number of Company Shares granted pursuant to such Company Restricted Stock Award and (ii) the Equity Exchange Ratio and (y) following the Effective Time, shall be governed by the terms and conditions set forth in the Letter Agreement and such other terms and conditions as may be set forth in a separate award agreement and not inconsistent with the terms of such Letter Agreement. Each Company Share granted pursuant to a Company Restricted Stock Award that is not subject to a Letter Agreement shall, immediately prior to the Effective Time, become fully vested and nonforfeitable and shall be converted into the right to receive and shall become exchangeable for the Merger Consideration. In each case, unless the holder of the applicable Company Restricted Stock Award makes arrangements to pay taxes in cash, in accordance with customary procedures established by the Company, the award shall be subject to withholding on such restricted stock award in an amount sufficient to satisfy applicable taxes regardless of whether such restricted stock award is otherwise transferable at such time.

(b) Immediately prior to the Effective Time, each restricted stock unit granted pursuant to a Company Restricted Stock Unit award shall be fully vested in accordance with its terms, convert into the right to receive and shall become exchangeable for the Merger Consideration, provided that applicable Taxes will be withheld as required with respect to the consideration payable or deliverable; and further provided that the foregoing will not apply to any Company Restricted Stock Unit award for which the holder has made a change in control override election (whether pursuant to a written agreement between the Company and the holder or otherwise) (each such award, a “Continuing RSU Award”). Immediately prior to the Effective Time, each Continuing RSU Award shall convert into the right to receive the number of shares of Parent Common Stock equal to the product of (i) the number of Company Shares subject to such Continuing RSU Award immediately prior to the Effective Time and (ii) the Equity Exchange Ratio. Notwithstanding anything herein to the contrary, each such Continuing RSU Award shall be settled at the time due under the terms of such award or valid and applicable payment election in a manner consistent with Code Section 409A.

(c) At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Company Shares or benefits measured by the value of Company Shares, and each award of any kind consisting of Company Shares that may be held, awarded, outstanding, payable or reserved for issuance under any stock-based or other incentive compensation plan or arrangement of the Company other than any Company Restricted Stock Awards or Company Restricted Stock Unit awards (the “Company Awards”), except as otherwise set forth in an agreement, shall be deemed to be converted into the right to acquire or receive benefits measured by the value of the number of shares of Parent Common Stock equal to the product of (i) the number of Company Shares subject to such Company Award immediately prior to the Effective Time and (ii) the Equity Exchange Ratio. If any such Company Award provided for an exercise price, such exercise price shall be adjusted by dividing such exercise price by the Equity Exchange Ratio, and each such right shall otherwise be subject to the terms and conditions applicable to such right under the relevant employee stock option or compensation plan or arrangement of the Company. Except as specifically provided in a letter agreement, following the Effective Time, each Company Award shall continue to be governed by the same terms and conditions (including, without limitation, any vesting requirements) as were applicable under such Company Award immediately prior to the Effective Time. Company Awards, and any other equity award discussed herein, shall be subject to applicable tax withholding.

(d) At or prior to the Effective Time, the board of directors of the Company shall adopt such resolutions, and the Company shall otherwise take all actions, as are necessary to effectuate the provisions of Sections 3.05(a), (b) and (c).

(e) Prior to the Effective Time, the Company shall obtain Letter Agreements and any consents from holders of Company Restricted Stock Awards or Company Restricted Stock Unit awards (other than Continuing RSU Awards) and make any amendments to the terms of such equity or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 3.05 and to ensure compliance with Section 409A of the Code. Notwithstanding any other provision of this Agreement, payment may be withheld in respect of any Company Restricted Stock Awards or Company Restricted Stock Unit awards (other than Continuing RSU Awards) until such necessary consents are obtained. The Company shall take all necessary action to ensure that the Surviving Corporation will not be bound at the Effective Time by any options, or other rights, awards or arrangements under any employee stock option or compensation plan or arrangement or other third party agreements of the Company that would entitle any Person after the Effective Time to beneficially own any Company Shares or to receive any payments in respect thereof.

(f) If registration of any interest in Parent’s 2001 Incentive Stock Plan (or other applicable equity incentive plan) or the shares of Parent Common Stock issuable thereunder is required under the 1933 Act, Parent shall file with the SEC within three (3) Business Days after the Effective Time a registration statement on Form S-8 with respect to such interests or Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant stock plans remain in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required.

ARTICLE 4

THE SURVIVING CORPORATION

Section 4.01 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time (other than the name of the Company, which shall be unchanged, and the provisions of the Merger Subsidiary relating to the incorporator of the Merger Subsidiary, which shall be omitted), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with Applicable Law.

Section 4.02 Bylaws. At the Effective Time, the bylaws of the Surviving Corporation shall be amended to read in their entirety as the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with Applicable Law.

Section 4.03 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation. On or prior to the Effective Time, the Board of Directors of Parent (the “Parent Board”) shall cause the number of directors that will comprise the full Parent Board to be increased by two (2) members and, at the Effective Time, the Parent Board shall cause the vacancies created thereby to be filled by (i) Thomas Michaud and (ii) an individual reasonably designated by the Company from among those individuals serving as directors of the Company immediately prior to the Effective Time, who shall be “independent” as such term is applied under the corporate governance standards of the Parent Board.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent such statements are cautionary, predictive or forward-looking in nature) or (ii) the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 5.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Prior to the date of this Agreement, the Company has delivered to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

Section 5.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the Company Stockholder Approval in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, upon the recommendation of a committee of independent directors of the Company, the Company’s board of directors has (i) unanimously declared this Agreement and the transactions contemplated hereby, including the Merger, advisable, fair to and in the best interests of the Company and its stockholders, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) unanimously resolved to recommend adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”) and (iv) directed that this Agreement be submitted to the Company’s stockholders for adoption.

Section 5.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and national securities instruments, (iv) compliance with applicable requirements of FINRA (including the submission of a continuing membership application pursuant to

NASD Rule 1017), the NASDAQ Stock Market (“NASDAQ”) and the New York Stock Exchange, Inc. (the “NYSE”), if any, (v) those additional consents, approvals, orders, authorizations, registrations, declarations and filings, if any, listed in Section 5.03 of the Company Disclosure Schedule (the consents, approvals, orders, authorizations, registrations, declarations and filings required under or in connection with any of the foregoing clauses (i) through (v) above, the “Required Governmental Authorizations”) and (vi) any actions or filings the absence of which would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

Section 5.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

Section 5.05 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 140,000,000 shares of common stock of the Company, par value $0.01 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.01 per share (“Company Preferred Stock”). As of October 31, 2012, 6,388,461 Company Shares were reserved for issuance under the Company Plans and 1,462,553 Company Shares were reserved for issuance under the KBW, Inc. 2008 Employee Stock Purchase Plan. As of October 31, 2012, there were outstanding (A) 34,474,957 shares of Common Stock, (B) no shares of Company Preferred Stock, (C) Company Restricted Stock Awards that provide the holders thereof the right to receive up to an aggregate of 4,289,437 shares of Company Common Stock, (D) Company Restricted Stock Unit awards that provide the holders thereof the right to receive up to an aggregate of 255,936 shares of Company Common Stock (all of which awards are vested) and (E) Company Performance Share Awards that provide the holders thereof the right to receive up to an aggregate of 120,240 shares of Company Common Stock. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary of the Company owns any shares of capital stock of the Company. Section 5.05(a) of the Company Disclosure Schedule contains a complete and correct list of all outstanding Company Restricted Stock Awards, Company Restricted Stock Unit awards and Company Performance Share Awards, including with respect to each such Company Restricted Stock Award, Company Restricted Stock Unit award or Company Performance Share Award the holder, date of grant, number of Company Shares to which such grant relates and vesting or delivery schedule.

(b) There are outstanding no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 5.05 and the Company SEC Documents, there are no issued, reserved for issuance or outstanding, or obligations whether absolute or contingent, in the future to issue, (i) shares of capital stock or other voting securities of or other ownership interest in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in the Company, (iii) warrants, calls, options or other rights (including conversion or preemptive rights and rights of first refusal or similar rights) to acquire from the Company, or other obligations of the Company to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interest in the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, the Company (the items in clauses (i) though (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. Except as set forth in Section 5.05(b) of the Company Disclosure Schedule, to the knowledge of the Company, as of the date of this Agreement, no Person or group beneficially owns 5% or more of the Company’s outstanding voting securities, with the terms “group” and “beneficially owns” having the meanings ascribed to them under Rule 13d-3 and Rule 13d-5 under the 1934 Act.

(c) As of June 30, 2012, the amount of outstanding Indebtedness of the Company and its Subsidiaries (excluding intercompany Indebtedness and Indebtedness incurred in the ordinary course of the Company’s and its subsidiaries’ securities brokerage business, including margin for securities purchases made in the ordinary course) does not exceed $10 million in the aggregate.

Section 5.06 Subsidiaries.

(a) Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted. Each such Subsidiary is duly qualified to do business as a foreign corporation or other entity, as applicable, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 5.06(a) of the Company Disclosure Schedule lists all of the Subsidiaries of the Company together with the federal employer or equivalent identification number of each such Subsidiary.

(b) Except as set forth in Section 5.06(b) of the Company Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding, or obligations whether absolute or contingent, in the future to issue, (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights (including conversion or preemptive rights and rights of first refusal or similar rights) to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other equity or voting interests of its Subsidiaries and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other equity or voting interests in any Person.

Section 5.07 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2010, the Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date, each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each such Company SEC Document filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company and, to the knowledge of the Company, each of its executive officers and directors are in compliance with, and have complied, in each case in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in alerting in a timely manner the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.

(g) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (x) any deficiencies, significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent prior to the date of this Agreement a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2010.

(h) There are no outstanding loans or other extensions of credit, including in the form of a personal loan (within the meaning of Section 402 of the Sarbanes-Oxley Act), made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(i) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(j) The Company SEC Documents describe, and the Company has made available to Parent copies of the documentation creating or governing, all material securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or its Subsidiaries since January 1, 2010.

Section 5.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, any notes thereto) of the Company included or incorporated by reference in the Company SEC Documents fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except for the absence of full footnotes and normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09 Disclosure Documents.

(a) The proxy statement/prospectus to be filed as part of the Registration Statement with the SEC in connection with the Merger (the “Proxy Statement/Prospectus”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of Parent, and at the time the Company’s stockholders vote on adoption of this Agreement, the Proxy Statement/Prospectus, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included in the Proxy Statement/Prospectus or any amendment or supplement thereto based upon information furnished to the Company by Parent specifically for use therein.

(b) None of the information provided by the Company for inclusion in the Registration Statement or any amendment or supplement thereto, at the time the Registration Statement or any amendment or supplement becomes effective and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

Section 5.10 Absence of Certain Changes. Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 5.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto and (ii) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 5.12 Litigation. There is no action, suit, investigation or proceeding (each an “Action”) pending against, or, to the knowledge of the Company, threatened against, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries in their respective capacities as such or any Person for whom the Company or any Subsidiary may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) any arbitrator or Governmental Authority, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. Neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against, or, to the knowledge of the Company, investigation by any Governmental Authority involving, the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 5.13 Compliance with Applicable Laws. The Company and each of its Subsidiaries is and, since January 1, 2010, has been in compliance with, and, to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice or other communication alleging or relating to a possible violation of, Applicable Laws, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”). The Company and each of its Subsidiaries is and, since January 1, 2010, has been in compliance with the terms of the Company Permits, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 5.14 Material Contracts.

(a) Section 5.14 of the Company Disclosure Schedule lists each of the following Contracts, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement (each such Contract listed or required to be so listed, a “Company Material Contract”):

(i) any Contract or series of related Contracts for the purchase, receipt, lease or use of materials, supplies, goods, services, equipment or other assets involving payments by or to the Company or any of its Subsidiaries reasonably expected to total more than $1 million on an annual basis or $10 million in the aggregate (other than Contracts involving payments to the Company entered into in the ordinary course of business, including investment banking contracts);

(ii) any material sales agency, sales representation, distributorship or franchise agreement;

(iii) any Contract or series of related Contracts involving payments by or to the Company or any of its Subsidiaries reasonably expected to total more than $1 million on an annual basis or $10 million in the aggregate that requires consent of or notice to a third party in the event of or with respect to the Merger in order to avoid a breach or termination of, a loss of benefit under, or triggering a price adjustment, right of renegotiation or other remedy under, any such agreement, in each case that would reasonably be expected to have a Material Adverse Effect on the Company;

(iv) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for or relating to the lending of money, whether as borrower, lender or guarantor, in amounts greater than $1 million individually or $5 million in the aggregate;

(v) any Contract restricting the payment of dividends or the repurchase of stock or other equity;

(vi) any collective bargaining agreements;

(vii) any material joint venture, profit sharing, partnership agreements or other similar agreements;

(viii) any Contracts or series of related Contracts relating to the acquisition or disposition of a material amount of assets outside the ordinary course of business (in each case, whether by merger, sale of stock, sale of assets or otherwise);

(ix) all leases or subleases for real or personal property involving annual expense in excess of $1 million and not cancelable by the Company (without premium or penalty) within 12 months;

(x) any Contract that (A) limits in any material respect the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or which would so limit the freedom of Parent, the Company or any of their respective Affiliates after the Effective Time or (B) contains any material exclusivity, “most favored nation”, rights of first refusal, rights of first negotiation or similar obligations or restrictions that are binding on the Company or any of its Subsidiaries or that would be binding on Parent or its Affiliates after the Effective Time;

(xi) agreements by the Company or any of its Subsidiaries not to acquire assets or securities of a third party (including standstill agreements) or agreements by a third party not to acquire assets or securities of the Company or any of its Subsidiaries (including standstill agreements), in each case entered into outside the ordinary course of business;

(xii) any material Contract providing for the indemnification by the Company or any of its Subsidiaries of any Person or under which the Company or any of its Subsidiaries has guaranteed any liabilities or obligations of any other Person, in each case entered into outside the ordinary course of business;

(xiii) any material Contracts with any (A) officer or director of the Company or any of its Subsidiaries (or any other employee who is one of the twenty most highly compensated employees of the Company and its Subsidiaries); (B) record or beneficial owner of five percent or more of the voting securities of Company; or (C) affiliate (as such term is defined in Rule 12b-2 promulgated under the 1934 Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such officer, director or beneficial owner; and

(xiv) any other Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K of the SEC.

(b) The Company has prior to the date of this Agreement made available to Parent complete and accurate copies of each Company Material Contract listed, or required to be listed, in Section 5.14 of the Company Disclosure Schedule (including all amendments, modifications, extensions and renewals thereto and waivers thereunder). All of the Company Material Contracts are valid and binding and in full force and effect (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms), except where the failure to be valid and binding and in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no written notice to terminate and no written notice of an intent to terminate, in whole or part, any of the same has been served. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any Company Material Contract except for such instances of default or breach that would not be reasonably likely to result in a Material Adverse Effect on the Company.

Section 5.15 Tax Matters. As of the date of this Agreement, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor do the executive officers of the Company have any knowledge of any fact or circumstance, that would prevent the Reorganization and the other transactions contemplated by this Agreement, taken together, from qualifying as a “reorganization” within the meaning of Section  368(a) of the Code.

Section 5.16 Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed on a timely basis in accordance with all Applicable Law, and all such Tax Returns are, true, correct and complete in all material respects.

(b) The Company and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, except with respect to Taxes that are being contested in good faith and disclosed in Section 5.16(b) of the Company Disclosure Schedule. The Company has properly reserved or accrued, in accordance with GAAP, (i) all uncertain tax positions required to be accounted for under FASB Interpretation No. 48, and (ii) all Taxes not due and payable through the date of this Agreement.

(c) Except as set forth in Section 5.16(c) of the Company Disclosure Schedule, the federal Tax Returns and all material state, local and foreign income, VAT and franchise Tax Returns of the Company and its Subsidiaries through tax years ending on or prior to December 31, 2008 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Tax or Tax asset.

(e) During the five-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(f) Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (i) a transferee or successor of such Person or (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member.

(g) Except as set forth in Section 5.16(g) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has a material permanent establishment in any foreign country.

(h) Neither the Company nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Treasury Regulation §1.6011-4 nor has the Company or any of its Subsidiaries been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code.

(i) The Company and each of its Subsidiaries have materially complied with all reporting and recordkeeping requirements under Section 6038A of the Code.

(j) Except as set forth in Section 5.16(j) of the Company Disclosure Schedule, neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) intercompany item under Treasury Regulation section 1.1502-13, or (v) change in accounting method for a taxable period ending on or before the Closing Date.

(k) Except as set forth in Section 5.16(k) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has requested, received or executed with any Taxing Authority any ruling or binding agreement which could have a material effect in a post-Closing period.

(l) Except as set forth in Section 5.16(l) of the Company Disclosure Schedule, there is no power of attorney granted by the Company or any Significant Subsidiary relating to Tax that is currently in place.

(m) The Company was not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) The Company has adequately disclosed on its Federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code.

(o) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any material Tax sharing, Tax indemnity or Tax allocation agreement or similar contract or arrangement other than any agreement, contract or arrangement between the Company and its Subsidiaries or which has been filed as an exhibit to the Company SEC Documents.

(p) There are no material Liens for Taxes (other than for current Taxes not yet due and payable or the Taxes being contested in good faith that are set forth in Section 5.16(p) of the Company Disclosure Schedule) upon the assets of the Company or any of its Subsidiaries.

“Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, or addition to tax imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, including any obligations to indemnify or otherwise assume or succeed to the Tax liability of another Person. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 5.17 Employees and Employee Benefit Plans.

(a) Section 5.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar Contract, plan or policy and each other material plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) or other forms of benefits which are maintained, administered or contributed to by the Company or any ERISA Affiliate of the Company and covers any employee, director or former employee or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability (collectively, the “Employee Plans”). Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto, other than Employee Plans maintained outside of the United States primarily for the benefit of employees working outside of the United States (the “Non-U.S. Employee Plans”) and written interpretations thereof have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust.

(b) To the knowledge of the Company, as of the date hereof, none of the Company’s employees at the level of Managing Director or higher, or who has otherwise been requested to sign an employment letter or similar agreement in connection with the transactions contemplated by this Agreement, has indicated to the Company or any of its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement.

(c) With respect to each Employee Plan subject to Title IV of ERISA, (A) neither the Company nor any current or former ERISA Affiliate of the Company has any unsatisfied liability under Title IV of ERISA, (B) no condition exists that presents a material risk to the Company or any current or former ERISA Affiliate of the

Company of incurring a material liability under Title IV of ERISA, (C) the Pension Benefit Guaranty Corporation has not instituted proceedings under Section 4042 of ERISA to terminate any Employee Plan, (D) no event has occurred that would be reasonably expected to subject the Company or any current or former ERISA Affiliate of the Company to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Applicable Laws, rules and regulations, (E) all premium payments required to have been made to the Pension Benefit Guaranty Corporation have been paid, and (F) the present value of all aggregate “benefit liabilities” (whether or not vested) (as defined in ERISA Section 4001(a)(16)) under each such Employee Plan does not exceed the current value of such plan’s assets of the most recent actuarial valuation date.

(d) Neither the Company nor any ERISA Affiliate has ever made or been required to make any contributions to any Multiemployer Plan (as defined in ERISA Section 3(37) or 4001(a)(3)).

(e) During the six year period ending on the Closing Date, neither the Company nor any of its ERISA Affiliates has terminated or taken action to terminate, in part or in whole, any employee benefit plan that is subject to the provisions of Title IV of ERISA.

(f) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter that it is so qualified, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Parent prior to date of this Agreement copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan (other than the Non-U.S. Employee Plans) has been maintained in substantial compliance with its terms and Applicable Laws, including ERISA and the Code, which are applicable to such Employee Plan. No events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Employee Plan which provides “nonqualified deferred compensation” as defined in Code Section 409A has been administered in accordance with and meets the requirements of Code Section 409A except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All contributions that are required to be made with respect to the Employee Plans have been made on a timely basis by the Company and all Subsidiaries in accordance with past practice and the recommended contribution in the applicable actuarial report and in accordance with ERISA and the Code as applicable. All insurance premiums with regard to the Employee Plans that are required to be made have been paid in full on a timely basis.

(g) Except as set forth on Section 5.17(g) of the Company Disclosure Schedule, with respect to each current or former employee or independent contractor of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such person to severance pay, (ii) trigger or accelerate the time of payment or funding (through a grantor trust or otherwise) of any compensation or benefits payable to any such person, (iii) accelerate the vesting of any compensation or benefits of any such person (including any stock options or other equity-based awards, any incentive compensation or any deferred compensation entitlement) or (iv) trigger any other material obligation to any such person. Section 5.17(g) of the Company Disclosure Schedule lists all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been provided to Parent prior to the date of this Agreement. Except as set forth on Section 5.17(g) of the Company Disclosure Schedule, there is no Employee Plan that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

(h) With respect to each Employee Plan that provides health, medical or life insurance benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its ERISA Affiliates after retirement or other termination of service, such Employee Plan may be terminated or amended to reduce benefits or limit the liability of the Company or any of its ERISA Affiliates, in each case, without material liability to the Company or any of its ERISA Affiliates on or at any time after the Effective Time.

(i) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2011.

(j) There is no action, suit, investigation, audit or proceeding (other than routine claims for benefits) pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan.

(k) All material Non-U.S. Benefit Plans are listed on Section 5.17(k) of the Company Disclosure Schedule and comply in all material respects with their terms and Applicable Laws.

(l) The Company and its Subsidiaries have complied with all Applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes, and continuation coverage with respect to group health plans, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(m) Neither the Company nor any of its Subsidiaries has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and there has not been any activity or proceeding of any labor organization or employee group to organize any such employees. In addition, (i) there are no unfair labor practice charges or complaints against Company or any of its Subsidiaries pending before the National Labor Relations Board; (ii) there are no labor strikes, slowdowns or stoppages actually pending against the Company or any of its Subsidiaries; (iii) there are no representation claims or petitions pending before the National Labor Relations Board and there are no questions concerning representation with respect to the employees of the Company or its Subsidiaries; and (iv) there are no grievance or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collection bargaining agreement.

(n) Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act); or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law.

Section 5.18 Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and except as identified in Section 5.18 of the Company Disclosure Schedule: (i) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) neither the Company nor its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person; (iii) to the knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property right owned by and/or licensed to the Company or its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property owned by the Company or any of its Subsidiaries or alleging that any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; (v) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property right of the Company or any of its Subsidiaries or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property right of the Company or any of its Subsidiaries; (vi) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements; and (vii) neither the Company nor any of its Subsidiaries has granted any exclusive licenses or other rights, of any kind or nature, in or to any of the Intellectual Property owned by the Company or any of its Subsidiaries to any third party and no third party has granted any licenses or other rights, of any kind or nature, to the Company or any of its Subsidiaries for any material Intellectual Property.

Section 5.19 Information Technology. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and except as identified in Section 5.19 of the Company Disclosure Schedule (i) the IT Assets operate and perform in all material respects in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the knowledge of the Company, no person has gained unauthorized access to the IT Assets, and (ii) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 5.20 Properties. Neither the Company nor any of its Subsidiaries owns any real property. Except in any such case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) with respect to the real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property”), the lease, sublease or license for such property (true, accurate and complete copies of which have been provided to Parent) is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any lessor or other third party thereto, is in breach of or default under such lease, sublease or license, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default or permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or, as of the date of this Agreement, materially impair the consummation of the transactions contemplated by this Agreement, and the execution, delivery and performance by the Company of this Agreement; and (ii) to the knowledge of the Company, there are no facts or conditions (including any covenants, restrictions, easements or similar instruments, and any condemnation proceedings or threats thereof) affecting any of the Leased Real Property that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof. Section 5.20 of the Company Disclosure Schedule contains a true and complete list of all Leased Real Property.

Section 5.21 Environmental Matters. Except as has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability or obligation; (iv) there has been no spill, discharge, leak, leaching, emission, migration, injection, disposal, escape, dumping, or release of any kind on, beneath, above, or into any property or facility now or previously owned or leased by the Company or any of its Subsidiaries or into the environment surrounding any now or previously owned property or facility of any Hazardous Substance; (v) during the term of Company’s or any Subsidiary’s ownership or operation of any facility or property now or previously owned or leased by the Company or any of its Subsidiaries, there are and have been no asbestos fibers or materials or polychlorinated biphenyls or underground storage tanks or related piping on or beneath any facility or property now or previously owned or leased by the Company or any of its Subsidiaries; and (vi) the Company has delivered to Parent prior to the date of this Agreement copies of all environmental investigations, studies, audits, tests, reviews or other analyses in its possession relating to the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries.

Section 5.22 Antitakeover Statutes. The Company has taken all action necessary to exempt or exclude the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 5.23 Foreign Operations. The Company, each of its Subsidiaries, and to the knowledge of the Company each officer, director, employee, agent or other Person acting on behalf of the Company or any of its Subsidiaries, has at all times since the Company Balance Sheet Date acted without notice of violation of and in compliance with the requirements of the U.S. Foreign Corrupt Practices Act of 1977, as amended, any Applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business or other applicable conventions, and any other applicable anti-corruption law.

Section 5.24 Opinions of Financial Advisors. The board of directors of the Company has received the opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Keefe Bruyette & Woods, Inc., financial advisors to the Company, to the effect that, as of the date of the approval of this Agreement by the board of directors of the Company, and based upon and subject to the factors and assumptions set forth in such opinions, the Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 5.25 Finders’ Fees. Except for BofA Merrill Lynch, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in (i) the Parent SEC Documents (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent such statements are cautionary, predictive or forward-looking in nature) or (ii) the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 6.01 Corporate Existence and Power. Parent is, and, upon the incorporation or formation thereof pursuant to Section 8.07, each of Merger Subsidiary and Successor Subsidiary will be, a corporation or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has, and, with respect to Merger Subsidiary and Successor Subsidiary, will have upon the incorporation or formation thereof pursuant to Section 8.07, all corporate or limited liability company powers required to carry on its business as now conducted. Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Prior to the date of this Agreement, Parent has delivered to the Company true and complete copies of the certificate of incorporation and bylaws of Parent as in effect on the date of this Agreement.

Section 6.02 Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate on the part of Parent. From and after the accession thereof pursuant to Section 8.07, the execution, delivery and performance by Merger Subsidiary and Successor Subsidiary of this Agreement and the consummation by Merger Subsidiary and Successor Subsidiary of the transactions contemplated hereby shall be within the corporate or limited liability company powers of Merger Subsidiary and Successor Subsidiary and shall have been duly authorized by all necessary corporate or limited liability company action on the part of Merger Subsidiary and Successor Subsidiary. This Agreement constitutes a valid and binding agreement of Parent, and, from and after the accession thereof pursuant to Section 8.07, shall constitute a valid and binding agreement of Merger Subsidiary and Successor Subsidiary, enforceable against each of Parent, Merger Subsidiary and Successor Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). No vote of the holders of Parent Common Stock is required to authorize the issuance of shares of Parent Common Stock in connection with the Merger.

Section 6.03 Governmental Authorization. The execution, delivery and performance by Parent, and, from and after the accession thereof pursuant to Section 8.07, Merger Subsidiary and Successor Subsidiary, of this Agreement and the consummation by Parent, and, from and after the accession thereof pursuant to Section 8.07, Merger Subsidiary and Successor Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the Required Governmental Authorizations, (ii) any actions or filings set forth on Section 6.03 of the Parent Disclosure Schedule, and (iii) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Merger Subsidiary or Successor Subsidiary.

Section 6.04 Non-contravention. The execution, delivery and performance by Parent, and, from and after the accession thereof pursuant to Section 8.07, Merger Subsidiary and Successor Subsidiary, of this Agreement and the consummation by Parent and, from and after the accession thereof pursuant to Section 8.07, Merger Subsidiary and Successor Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws, or the certificate of formation or limited liability company agreement, of Parent, Merger Subsidiary or Successor Subsidiary, (ii) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 6.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Merger Subsidiary or Successor Subsidiary.

Section 6.05 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 97,000,000 shares of common stock of Parent, par value $0.15 per share and (ii) 3,000,000 shares of Preferred Stock, par value $1.00 per share (“Parent Preferred Stock”). As of November 2, 2012, there were outstanding (A) 53,720,015 shares of Parent Common Stock, (B) no shares of Parent Preferred Stock, (C) stock options under Parent’s equity incentive plans to purchase an aggregate of 622,967 shares of Parent Common Stock (of which options to purchase an aggregate of 622,967 shares of Parent Common Stock were exercisable) and (D) 15,084,543 restricted stock units which provide the holders thereof the right to receive up to an aggregate of 15,084,543 shares of Parent Common Stock. All outstanding shares of capital stock of the Parent have been duly authorized and validly issued and are fully paid and nonassessable.

(b) There are outstanding no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. Except as set forth in this Section 6.05 and the Parent SEC Documents and for changes since November 2, 2012, resulting from the exercise of employee stock options outstanding on such date, there are no issued, reserved for issuance or outstanding, or obligations, whether absolute or contingent, in the future to issue (i) shares of capital stock or other voting securities of or other ownership interest in Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in Parent, (iii) warrants, calls, options or other rights (including conversion or preemptive rights and rights of first refusal or similar rights) to acquire from Parent, or other obligations of Parent to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interest in Parent or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, Parent (the items in clauses (i) though (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. The shares of Parent Common Stock to be issued as part of the Merger Consideration or the consideration described in Section 3.05, as applicable, have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 6.06 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2010, Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date, each Parent SEC Document complied, and each such Parent SEC Document filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each such Parent SEC Document filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Parent and, to the knowledge of Parent, each of its executive officers and directors are in compliance with, and have complied, in each case in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(f) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in alerting in a timely manner Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the 1934 Act.

(g) Parent and its Subsidiaries have established and maintained a system of internal controls that are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (x) any deficiencies, significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has made available to the Company prior to the date of this Agreement a summary of any such disclosure made by management to Parent’s auditors or its audit committee since January 1, 2010.

(h) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.

Section 6.07 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, any notes thereto) of Parent included or incorporated by reference in the Parent SEC Documents fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except for the absence of full footnotes and normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

Section 6.08 Financial Capacity. Immediately prior to the Closing, Parent will have sufficient cash available to pay all amounts required to be paid by Parent, Merger Subsidiary or Successor Subsidiary in connection with the transactions contemplated by this Agreement, including payment of the aggregate Merger Consideration. Notwithstanding any provision to the contrary contained in this Agreement, Parent understands and acknowledges that the obligations of Parent, Merger Subsidiary and Successor Subsidiary to consummate the transactions contemplated by this Agreement, including the Merger, are not in any way contingent upon or otherwise subject to Parent’s, Merger Subsidiary’s or Successor Subsidiary’s consummation of any financing arrangement, Parent, Merger Subsidiary or Successor Subsidiary obtaining any financing or the availability, grant, provision or extension of any financing to Parent, Merger Subsidiary or Successor Subsidiary.

Section 6.09 Absence of Certain Changes. Since December 31, 2011, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 6.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than (i) liabilities or obligations disclosed and provided for in Parent’s Balance Sheet or in the notes thereto and (ii) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 6.11 Litigation. There is no Action pending against, or, to the knowledge of Parent, threatened against, Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries in their respective capacities as such or any Person for whom Parent or any Subsidiary may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) any arbitrator or Governmental Authority, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. Neither Parent nor any of its Subsidiaries is subject to any judgment, decree, injunction or order of any arbitrator or Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 6.12 Compliance with Applicable Laws. Parent and each of its Subsidiaries is and, since January 1, 2010, has been in compliance with, and to the knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given notice or other communication alleging or relating to a possible violation of, Applicable Laws, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent and its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of Parent and its Subsidiaries, taken as a whole (the “Parent Permits”). Parent and each of its Subsidiaries is and, since January 1, 2010, has been in compliance with the terms of Parent Permits, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 6.13 Tax Matters. As of the date of this Agreement, neither Parent nor any of its Affiliates has taken or agreed to take any action, nor do the executive officers of Parent have any knowledge of any fact or circumstance, that would prevent the Reorganization and the other transactions contemplated by this Agreement, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 6.14 Tax.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed on a timely basis in accordance with all Applicable Law, and all such Tax Returns are, true, correct and complete in all material respects.

(b) Parent and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, except with respect to Taxes that are being contested in good faith. Parent has properly reserved or accrued, in accordance with GAAP, (i) all uncertain tax positions required to be accounted for under FASB Interpretation No. 48, and (ii) all Taxes not due and payable through the date of this Agreement.

(c) The federal Tax Returns and all material state, local and foreign income, VAT and franchise Tax Returns of Parent and its Subsidiaries through the tax year ending on or prior to December 31, 2008 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to Parent’s knowledge, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any material Tax or Tax asset.

(e) Neither Parent nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Treasury Regulation §1.6011-4 nor has Parent or any of its Subsidiaries been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code.

(f) Neither Parent nor any Subsidiary has requested, received or executed with any Taxing Authority any ruling or binding agreement which could have a material effect in a post-Closing period.

(g) There are no material Liens for Taxes (other than for current Taxes not yet due and payable or Taxes contested in good faith) upon the assets of Parent or any of its Subsidiaries.

Section 6.15 Disclosure Documents.

(a) None of the information provided by Parent, Merger Subsidiary or Successor Subsidiary for inclusion in the Proxy Statement/Prospectus or any amendment or supplement thereto, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of the Company and Parent and at the time the Company’s stockholders vote on adoption of this Agreement, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The registration statement of Parent to be filed with the SEC with respect to the offering of Parent Common Stock in connection with the Merger (the “Registration Statement”) and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective and at the Effective Time, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The representations and warranties contained in this Section 6.15 will not apply to statements or omissions in the Registration Statement or any amendment or supplement thereto based upon information furnished to Parent by the Company specifically for use therein.

Section 6.16 Reservation of Stock. Parent has reserved a sufficient number of shares of Parent Common Stock in order to fulfill its obligations hereunder.

Section 6.17 Finders’ Fees. Except for Stephens Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 7

COVENANTS OF THE COMPANY

The Company agrees that:

Section 7.01 Conduct of the Company. From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and in compliance with all material Applicable Laws and all material governmental authorizations, and use its reasonable best efforts to preserve intact its present business organization, maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, keep available the services of its directors, officers and employees and maintain existing relations with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this

Agreement until the Effective Time, except as set forth in Section 7.01 of the Company Disclosure Schedule or as contemplated by this Agreement, or with Parent’s prior written consent (not to be unreasonably withheld or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) amend their respective certificates of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than (x) ordinary quarterly dividends by the Company in amounts consistent with past practice that are paid on or prior to December 31, 2012, (y) additional cash dividends of the Company (the aggregate amount of which shall not exceed (A) $2.00 multiplied by (B) the number of issued and outstanding Company Shares immediately prior to the Effective Time) and (z) dividends or distributions by any of its wholly-owned Subsidiaries to the Company or another wholly owned Subsidiary of the Company), or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any of its securities or any securities of any of its Subsidiaries;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of any shares of Company Common Stock upon (A) the vesting of any Company Restricted Stock Awards, in each case that are outstanding on the date of this Agreement in accordance with the terms of those award agreements in respect of such Company Restricted Stock Awards on the date of this Agreement, (B) the delivery of any Company Restricted Stock Units, in each case that are outstanding on the date of this Agreement in accordance with the terms of those award agreements in respect of such Company Restricted Stock Units on the date of this Agreement or (C) the vesting and delivery of any Company Performance Share Awards, in each case that are outstanding on the date of this Agreement in accordance with the terms of those award agreements in respect of such Company Performance Share Awards on the date of this Agreement or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures outside of the ordinary course or any obligations or liabilities in respect thereof, in excess of $1 million individually or $2,500,000 in the aggregate;

(e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof outside the ordinary course of business or any material amount of assets from any other Person, (ii) merge or consolidate with any other Person or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring; provided that, notwithstanding anything in this Agreement to the contrary, instead of declaring any extraordinary cash dividend, the Company may make a payment to holders of Company Shares in an amount per share equal to the Per Share Extraordinary Dividend Amount by means of forming a merger subsidiary and merging that subsidiary back into the Company;

(f) sell, lease, license or otherwise dispose of any material Subsidiary or any material amount of assets, securities (other than in the ordinary course) or property in an amount not to exceed $10 million in the aggregate;

(g) except in the ordinary course, create or incur any material Lien on any material asset;

(h) make any loan, advance or investment outside the ordinary course of business either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any Person other than investments or capital contributions to any affiliated or unaffiliated investment partnerships pursuant to the terms of the fund documents for such partnerships as of the date of this Agreement;

(i) create, incur, assume, suffer to exist or otherwise be liable with respect to any Indebtedness (other than intercompany Indebtedness and Indebtedness incurred in the ordinary course of the Company’s and its subsidiaries’ securities brokerage business, including margin for securities purchases made in the ordinary course), or extend or modify the same outside the ordinary course of business in an amount not to exceed $25 million in the aggregate, provided that all such indebtedness for borrowed money must be prepayable at any time by the Company without penalty or premium;

(j) enter into capital commitments for new investment partnerships in amounts greater than $5 million or enter into any agreement to or otherwise agree to accelerate or increase investments in existing investment partnerships in amounts greater than $5 million;

(k) (i) enter into any Contract that would have been a Company Material Contract were the Company or any of its Subsidiaries a party or subject thereto on the date of this Agreement other than (except with respect to any Contract that would have been a Company Material Contract pursuant to clause (xiii) of Section 5.14) in the ordinary course consistent with past practices or (ii) terminate or amend in any material respect any such Contract or any Company Material Contract or waive any material right thereunder;

(l) terminate, renew, suspend, abrogate, amend or modify in any material respect any Company Permit;

(m) except as required pursuant to existing written binding plans and agreements in effect prior to the date of this Agreement or as otherwise required by Applicable Law: (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers or employees other than as required pursuant to existing Employee Plans, (ii) increase benefits payable under any severance or termination pay policies or employment agreements existing as of the date of this Agreement, (iii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective directors or officers, (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, severance, compensation, stock option, restricted stock or other benefit plan or arrangement covering any of their respective directors, officers or employees or (v) increase the compensation, bonus or other benefits payable to any of their respective directors, officers or employees, other than in the ordinary course of business consistent with past practice;

(n) make any change in any method of accounting or accounting principles or practice, except for any such change required by GAAP or Regulation S-X under the 1934 Act;

(o) settle, or offer or propose to settle any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries involving a payment by the Company or its Subsidiaries in excess of $1,000,000;

(p) take any action that would make any representation or warranty of the Company hereunder inaccurate in any material respect at, or as of any time before, the Effective Time or would materially delay the Closing;

(q) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies;

(r) change, terminate or fail to exercise any right to renew any material lease or sublease of real property that is listed or required to be listed on the Company Disclosure Schedule pursuant to Section 5.14(a)(ix); or

(s) agree, resolve or commit to do any of the foregoing.

Section 7.02 Stockholder Meeting; Proxy Material. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement. Subject to Section 7.03(b), the Board of Directors of the

Company shall recommend adoption of this Agreement by the Company’s stockholders. In connection with such meeting, the Company shall (i) promptly prepare and file with the SEC, use its reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Proxy Statement/Prospectus (which shall be filed as part of the Registration Statement) and all other proxy materials for such meeting, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval and (iii) otherwise comply with all legal requirements applicable to such meeting. Without limiting the generality of the foregoing, unless previously terminated in accordance with its terms, this Agreement and the Merger shall be submitted to the Company’s stockholders at the Company Stockholder Meeting as soon as reasonably practicable whether or not (i) an Adverse Recommendation Change shall have occurred or (ii) an Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its Representatives.

Section 7.03 No Solicitation; Other Offers.

(a) Subject to Section 7.03(b), the Company shall not, and shall cause its Subsidiaries and its and their officers and directors, and shall direct and use reasonable best efforts to cause its employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, or knowingly facilitate or encourage the submission of, any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent or publicly propose to withdraw or modify in a manner adverse to Parent the Company Board Recommendation (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal, other than a statement contemplated by Rule 14d-9(f) under the 1934 Act during the initial period of ten (10) business days following the commencement of the Acquisition Proposal, shall be considered an adverse modification, recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal), or take any action or make any statement inconsistent with the Company Board Recommendation (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to an Acquisition Proposal. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information. During the term of this Agreement, the Company shall not take any actions to make any state takeover statute (including any Delaware state takeover statute) or similar statute inapplicable to any Acquisition Proposal.

(b) Notwithstanding the foregoing, at any time prior to the adoption of this Agreement by Company’s stockholders (and in no event after the adoption of this Agreement by Company’s stockholders), the board of directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may, subject to compliance with Section 7.03(c), (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 7.03(a) has made after the date of this Agreement a Superior Proposal or an unsolicited bona fide Acquisition Proposal that the board of directors of the Company reasonably believes (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) is reasonably likely to lead to a Superior Proposal, (ii) thereafter furnish to such Third Party nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement (a copy of which shall be provided, promptly after its execution, for informational purposes only to Parent); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party) and (iii) make an Adverse Recommendation Change, but in each case referred to in the foregoing clauses (i) through (iii) only if the board of directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would more likely than not be inconsistent with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the board of directors of the Company from complying with requirements of Rule 14e-2(a) and Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 7.03; provided, that such requirement will in no way eliminate or modify the effect that any action pursuant to such requirement would otherwise have under this Agreement.

(c) The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iii) of Section 7.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal, which notice shall be provided orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request (including any changes thereto). The Company shall keep Parent fully informed, on a current basis, of the status and significant details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all significant correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal (it being understood that for purposes of this definition all references to “15% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”) on terms that the board of directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal would result in a transaction (i) that if consummated, is more favorable to Company’s stockholders from a financial point of view than the Merger or, if applicable, any proposal by Parent to amend the terms of this Agreement taking into account all the terms and conditions of such proposal and this Agreement (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements), (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the proposal, any approval requirements and all other financial, legal and other aspects of such proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or determined to be available or reasonably capable of being obtained in the good faith judgment of the board of directors of the Company.

Section 7.04 Access to Information; Confidentiality. From the date of this Agreement until the Effective Time and subject to Applicable Law, the Company shall, and shall cause its Subsidiaries to, (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to its offices, properties, books and records during normal business hours, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation. Any investigation pursuant to this Section shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All information furnished pursuant to this Section shall be subject to the confidentiality agreement, dated July 26, 2012, as amended August 15, 2012 and October 11, 2012, between Parent and the Company (the

“Confidentiality Agreement”). No information or knowledge obtained by Parent in any investigation pursuant to this Section 7.04 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 7.05 Tax Matters.

(a) Except in the ordinary course of business or, as required by Applicable Law or with Parent’s prior written consent (such consent not to be unreasonably delayed, conditioned or withheld), neither the Company nor any of its Subsidiaries shall make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for Tax refunds, settle or resolve any material Tax controversy or surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment with respect to a material amount of Taxes.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

Section 7.06 Stockholder Litigation. The Company shall promptly notify Parent and give Parent the opportunity to participate in the defense or settlement of any Action brought by any stockholder of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no settlement of any such Action shall be agreed to without Parent’s prior written consent, which shall not be unreasonably withheld or delayed.

ARTICLE 8

COVENANTS OF PARENT

Parent agrees that:

Section 8.01 Conduct of Parent. To the fullest extent permitted by Applicable Law, from the date of this Agreement until the Effective Time, except as set forth on Section 8.01 of the Parent Disclosure Schedule, or with the Company’s prior written consent (not to be unreasonably withheld or delayed), Parent shall not, and shall not permit any of its Subsidiaries to:

(a) amend their respective certificates of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) split, combine or reclassify any shares of its capital stock;

(c) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned Subsidiaries), provided that the foregoing shall not limit Parent in respect of repurchasing its own shares in compliance with Applicable Law;

(d) take any action that would make any representation or warranty of Parent hereunder inaccurate in any material respect at, or as of any time before, the Effective Time or would materially delay the Closing; or

(e) agree, resolve or commit to do any of the foregoing with an effective date prior to the Effective Time.

Section 8.02 Obligations of Merger Subsidiary and Successor Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary and Successor Subsidiary to perform their respective obligations under this Agreement and to consummate the Merger, the Second Step Merger and the other transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement.

Section 8.03 Voting of Shares. Parent shall vote all shares of Common Stock beneficially owned by it or any of its Subsidiaries, if any, in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 8.04 Director and Officer Liability.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date of this Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law and Parent or Surviving Corporation shall also advance expenses as incurred to the fullest extent provided under the Company’s certificate of incorporation and bylaws in effect on the date of this Agreement, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification in a form reasonably satisfactory to Parent.

(b) For six years after the Effective Time, Parent or the Surviving Corporation shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person covered as of the date of this Agreement by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided that, in satisfying its obligation to provide such insurance coverage, the Surviving Corporation shall not be obligated to pay an annual premium in excess of 200% of the Company’s current annual premium for such insurance, which amount the Company has disclosed to Parent prior to the date of this Agreement; provided further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding the foregoing, at the Company’s election (prior to the Closing) or Parent’s election (subsequent to the Closing), in lieu of obtaining or providing the officers’ and directors’ liability insurance coverage contemplated above, Company may prior to the Closing or Parent or the Surviving Corporation may subsequent to the Closing purchase a non-cancelable “tail” coverage insurance policy under the Company’s current officers’ and directors’ liability insurance policies (providing coverage not less favorable than provided by such insurance in effect on the date hereof), which tail policy shall be effective for a period from the Effective Time through and including the date six years from the Closing Date, covering each Indemnified Person covered as of the date of this Agreement by the Company’s officers’ and directors’ liability insurance policies in respect of acts or omissions occurring prior to the Effective Time; provided that the Company shall not pay a premium for such tail insurance prior to the Closing in an amount that exceeds, on an annualized basis, 200% of the Company’s current annual premium for such insurance.

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or the surviving corporation or entity of such consolidation or merger (including pursuant to the Second Step Merger), or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.04.

(d) The rights of each Indemnified Person under this Section 8.04 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 8.05 Registration Statement. Subject to Section 9.02(a), Parent shall promptly prepare and file with the SEC under the 1933 Act the Registration Statement and shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable.

Section 8.06 Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

Section 8.07 Formation of Merger Subsidiary and Successor Subsidiary; Accession. As promptly as reasonably practicable after the date hereof, and in any event within five calendar days after the date hereof, Parent shall form (i) a Delaware corporation as a direct, wholly owned subsidiary of Parent (“Merger Subsidiary”) and (ii) a Delaware limited liability company as a direct, wholly owned subsidiary of Parent which is disregarded from Parent (“Successor Subsidiary”). As of its incorporation, and at the Effective Time, Merger Subsidiary shall have 1,000 authorized shares of common stock, par value $1.00 per share, of which 1,000 shares shall be outstanding and held by Parent and none of which shall be held in the treasury of Merger Subsidiary. As of its formation, and at the Effective Time, Parent will be the sole member of Successor Subsidiary. Promptly after incorporating Merger Subsidiary and forming Successor Subsidiary, (x) Parent shall take such actions as are reasonably necessary to cause the board of directors of Merger Subsidiary to unanimously approve this Agreement and declare it advisable for Merger Subsidiary to enter into this Agreement, (y) Parent, as the sole stockholder of Merger Subsidiary and as the sole member of Successor Subsidiary, shall approve and adopt this Agreement and (z) Parent shall cause each of Merger Subsidiary and Successor Subsidiary to accede to this Agreement by executing a signature page to this Agreement, after which time each of Merger Subsidiary and Successor Subsidiary shall be a party hereto for all purposes set forth herein. Notwithstanding any provision herein to the contrary, the obligations of each of Merger Subsidiary and Successor Subsidiary to perform its respective covenants hereunder shall commence only at the time of its incorporation or formation, as applicable. From and after the date of its incorporation or organization, as applicable, and prior to the Effective Time, neither Merger Subsidiary nor Successor Subsidiary shall engage in any activities other than in connection with or as contemplated by this Agreement or have any assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 8.08 Employee Matters. As of the Effective Time, Parent shall cause to be provided to each individual who is employed by the Company and its Subsidiaries immediately prior to the Effective Time (other than those individuals covered by collective bargaining agreements) and who remain employed with the Surviving Corporation or any of Parent’s Subsidiaries (each an “Affected Employee”) compensation and employee benefits (“Affected Employee Comp and Benefits”) substantially comparable in the aggregate, at Parent’s election, to (i) the compensation and benefits provided to the Affected Employee under the Employee Plans immediately prior to the Effective Time or (ii) the compensation (including base salary and participation in the bonus program(s) for Parent and its Subsidiaries) and benefits provided by Parent under the plans and programs generally made available to similarly situated employees of Parent and its Subsidiaries, it being understood that such bonus program(s) of Parent and its Subsidiaries are subjective in nature.

(b) With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate, on or after the Effective Time (the “New Company Plans”), Parent shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any health and welfare New Company Plans in which such Affected Employee may be eligible to participate after the Effective Time and (ii) recognize service of Affected Employees (or otherwise credited by the Company or its Subsidiaries) accrued prior to the Effective Time for purposes of eligibility to participate, vesting and level of benefits (but not for the purposes of benefit accrual under defined benefit pension plans) under any New Company Plan in which such Affected Employees may be eligible to participate after the Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.

(c) It is understood that Parent’s expressed intention to extend offers of continued employment as set forth in this Section 8.08 shall not constitute any commitment, contract or understanding (expressed or implied) of any obligation on the part of Parent or its Subsidiaries to a post Closing employment relationship of any fixed term or duration or upon any terms or conditions. Employment offered by Parent or its Subsidiaries is “at will” and such employment may be terminated by Parent or its Subsidiaries or by an employee at any time for any reason (subject to any written commitments to the contrary made by Parent or its Subsidiaries or an employee and legal requirements). Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Parent to terminate, reassign, promote or demote any of the Affected Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions locations, salaries, other compensation or terms or conditions of employment of such employees.

(d) For a period of five (5) years following the Closing Date, Parent shall, and shall cause the Surviving Corporation and any successor thereto to (in each case at no expense to Parent, the Surviving Corporation or such successor, other than immaterial administrative expenses), provide coverage under Parent’s medical and dental benefit plans for eligible dependents of certain deceased former employees of the Company and its Subsidiaries related to the events of September 11, 2001 who were eligible to receive or receiving such benefits immediately prior to the date hereof.

(e) Prior to the Effective Time, the board of directors of the Company or an entity designated by the board of directors of the Company shall determine a bonus amount for the Company’s 2012 fiscal year for each eligible employee of the Company and its Subsidiaries, subject to Section 8.08(e) of the Company Disclosure Schedule. Such bonus amounts will be paid by Parent promptly following the Closing Date; provided that if the Closing has not occurred prior to the last date on which it is administratively possible for the Company to complete payment of the bonus amounts by March 15, 2013, the Company will pay the bonus amounts no later than March 15, 2013.

(f) Except as provided in Section 8.04, no provision in this Agreement, including without limitation this Section 8.08, shall create any third-party beneficiary rights in any person, entity, or organization, including without limitation employees or former employees (including any beneficiary or dependent thereof) of the Company and its Subsidiaries, unions or other representatives of such employees or former employees, or trustees, administrators, participants, or beneficiaries of any employee benefit plan, and no provision of this Agreement shall create such third-party beneficiary rights in any such person or organization in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan that is or may in the future be maintained by the Company, its Subsidiaries, or the Parent. No provision of this Agreement, including without limitation this Section 8.08, shall be deemed to amend any employee benefit plan that is or may in the future be maintained by the Company, its Subsidiaries, or the Parent.

ARTICLE 9

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 9.01 Efforts

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable, (a) and in any event within five (5) business days of the date of this Agreement, the submission of a continuing membership application with FINRA pursuant to NASD Rule 1017 and (b) with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary, or in the reasonable judgment of Parent or the Company, advisable to consummate the transactions contemplated by this Agreement, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, and (iii) cooperating to the extent reasonable with the other parties hereto in their efforts to comply with their obligations under this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within five (5) business days of the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; provided, however, that nothing in this Agreement shall require, or be construed to require, Parent to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise hold separate or encumber, before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or any Affiliate (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Parent, the Company or the Surviving Corporation of any of their respective assets, licenses, operations, rights, product lines, businesses or interest therein or to consent to any agreement to take any of the foregoing actions) or to agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation if any such action is reasonably likely to have a Material Adverse Effect on Parent or the Company.

(c) The Parties shall use reasonable best efforts to: (i) take all other actions necessary to cause the expiration or termination of any applicable waiting periods under Applicable Law as soon as practicable; (ii) resolve any objections which may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (iii) take, or cause to be taken, all actions necessary to obtain each consent, approval or waiver (if any) required to be obtained (pursuant to any Applicable Law or contract, or otherwise) by such Party in connection with the transactions contemplated by this Agreement and to make effective such transactions. If any Governmental Authority, including any antitrust authority, seeks amendments to the transactions contemplated by this Agreement or commitments to be undertaken by any Party as a condition to refraining from seeking to block such transactions, allowing the applicable waiting period to expire or releasing such Governmental Authority’s consent with respect to such transactions, the Parties shall commence and conduct good faith negotiations with each other for no less than fifteen (15) days and use their reasonable best efforts to agree upon amendments to this Agreement which are necessary in order to resolve the issues raised by such Governmental Authority and permit the consummation of the transactions contemplated hereby.

Section 9.02 Certain Filings.

(a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement/Prospectus or the Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers; provided, that, notwithstanding anything to the contrary in this Agreement, Parent shall in no event be required to permit the mailing of the Proxy Statement/Prospectus to the holders of Company Shares, unless and until Parent shall have received, in form and substance reasonably satisfactory to Parent, from the Company’s independent public accountants, the “comfort” letter described in Section 9.02(c)(i).

(b) The Company and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement and the Company and its counsel and Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Prospectus, in each case each time before either such document (or any amendment thereto) is filed with the SEC, and reasonable and good faith consideration shall be given to any comments made by such party and its counsel. Each of Parent and the Company shall provide the other party and its counsel with (i) any comments or other communications, whether written or oral, that it or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Prospectus or the Registration Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.

(c) The Company shall use its reasonable best efforts to cause to be delivered to Parent and its directors a letter of its independent auditors, dated (i) the date on which the Registration Statement shall become effective and (ii) if requested by Parent in writing, the Closing Date, and addressed to Parent and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

Section 9.03 Public Announcements. Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 9.04 Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Common Stock from the NYSE and the deregistration of the Common Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 9.05 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 9.06 Tax-Free Qualification.

(a) Each of the Company and Parent shall use its reasonable best efforts to and to cause each of its respective Subsidiaries to, (i) cause the Reorganization to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) obtain (A) an opinion of Sullivan & Cromwell LLP, counsel to the Company, or other counsel reasonably acceptable to the Company, dated the Closing Date, to the effect that the Reorganization will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Subsidiary, Successor Subsidiary and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code; it being understood that in rendering such opinion, such counsel shall be entitled to rely on tax representation letters delivered to it by the Company, Merger Subsidiary and Parent containing customary representations with respect to such matters and (B) an opinion of Bryan Cave LLP, counsel to Parent, dated the Closing Date, or other counsel reasonably acceptable to Parent, to the effect that the Reorganization will be treated for Federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Subsidiary, Successor Subsidiary and the Company will be a party to that reorganization within the meaning of

Section 368(b) of the Code; it being understood that in rendering such opinion, such counsel shall be entitled to rely on tax representation letters delivered to it by the Company and Parent containing customary representations with respect to such matters, including the execution and delivery of the tax representation letters referred to therein.

(b) If the opinions of Bryan Cave LLP and Sullivan & Cromwell LLP have been obtained, each of the Company and Parent shall report the Reorganization for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 9.07 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, including notices and communications related to Tax matters;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, including as to Tax matters, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, (i) that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or (ii) that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term of this Agreement that could reasonably be expected to cause the conditions set forth in Section 10.02(a), Section 10.02(b), Section 10.03(a) or Section 10.03(b) not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, however, that the delivery of any notice pursuant to this Section 9.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 9.08 Section 16 Matters. The board of directors of each of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the 1934 Act to exempt any dispositions of Company Shares (including derivative securities with respect to Company Shares) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the 1934 Act (the “Company Insiders”) or by officers, directors or employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the 1934 Act (the “Parent Insiders”). In furtherance of the foregoing, prior to the Effective Time, the board of directors of the Company, with respect to Company Insiders, and the board of directors of Parent, with respect to Parent Insiders, shall adopt resolutions in a timely manner that specify (i) the name of each such Company Insider and Parent Insider, (ii) in the case of Company Insiders, the number of Company Shares (including Company Restricted Stock Awards, Company Restricted Stock Unit awards and Company Performance Share Awards and their material terms) and, in the case of Parent Insiders, the number of shares of Parent Common Stock (including options, restricted stock units and awards of Parent and their material terms), involved for each such individual, and (iii) that the approval is granted for purposes of exempting such actions from Section 16(b) of the 1934 Act under Rule 16b–3(e) of the 1934 Act, in the case of dispositions by Company Insiders, and under rule 16b-3(d) of the 1934 Act, in the case of acquisitions by Parent Insiders. Parent and the Company shall cooperate in good faith and provide to counsel of the other party for its review copies of such resolutions to be adopted by the respective boards of directors prior to such adoption and the parties shall provide each other with such information as shall be reasonably necessary for its respective board of directors to set forth the information required in such resolutions.

ARTICLE 10

CONDITIONS TO THE MERGER

Section 10.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent, Merger Subsidiary and Successor Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) no Applicable Law currently in effect or adopted subsequent to the date hereof and prior to the Effective Time shall prohibit, make illegal or enjoin the consummation of the Merger in a manner that would have or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent;

(c) the shares of Parent Common Stock issuable to the stockholders of the Company pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; and

(f) such authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, Governmental Authority as set forth on Schedule 10.01(f) shall have been obtained, made or occurred to the extent required by Applicable Law.

Section 10.02 Conditions to the Obligations of Parent, Merger Subsidiary and Successor Subsidiary. The obligations of Parent, Merger Subsidiary and Successor Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver by Parent) of the following further conditions:

(a)(i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, except for such obligations as are set forth in Section 9.07(c)(i) and (d), (ii) the representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the date of this Agreement and the Effective Time as if made at and as of such time (except for any such representations and warranties given as of an earlier specified date which shall be so true and correct as of such date), except to the extent that the failure of any such representations and warranties to be so true and correct (having eliminated any qualifications by reference to materiality or Material Adverse Effect therein) does not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided that the representations and warranties set forth in Sections 5.01, 5.02 and 5.05 shall be true and correct in all material respects at and as of the date of this Agreement and the Effective Time as if made as of such date (except for any such representations and warranties given as of an earlier specified date which shall be so true and correct as of such date) and (iii) Parent shall have received a certificate signed by the chief executive officer or chief financial officer of the Company to the foregoing effect;

(b) subsequent to the date of this Agreement, there shall not have occurred and be continuing as of or otherwise arisen before the Effective Time any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company; and

(c) the Company shall have delivered a certificate in a form reasonably satisfactory to Parent dated not more than 30 days prior to the Effective Time and signed by the Company to the effect that the Company is not, nor has it been within five years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code.

Section 10.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver by the Company) of the following further conditions:

(a)(i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; (ii) the representations and warranties of Parent contained in this Agreement and in any certificate or other writing delivered by the Parent pursuant hereto shall be true and correct in all material respects at and as of the date of this Agreement and the Effective Time as if made at and as of such time (except for any such representations and warranties given as of an earlier specified date which shall be so true and correct as of such date), except to the extent that the failure of any such representations and warranties to be so true and correct (having eliminated any qualifications by reference to materiality or Material Adverse Effect therein) does not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iii) the Company shall have received a certificate signed by the chief executive officer or chief financial officer of Parent to the foregoing effect; and

(b) subsequent to the date of this Agreement, there shall not have occurred and be continuing as of or otherwise arisen before the Effective Time any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

ARTICLE 11

TERMINATION

Section 11.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before March 31, 2013 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such enjoinment shall have become final and nonappealable; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c) by Parent, if:

(i)(A) as permitted by Section 7.03, an Adverse Recommendation Change shall have occurred or (B) the board of directors of the Company shall have failed to publicly confirm the Company Board Recommendation within five business days of a written request by Parent made prior to the receipt of the Company Stockholder Approval that it do so; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 10.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii) all of the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, provided that any such conditions set forth in Section 10.01 or Section 10.03 are capable of satisfaction as of the date on which the Closing otherwise would have occurred) shall have been satisfied or waived by the appropriate party and the Company shall have failed to consummate the Closing within the time period required by Section 2.01(b); or

(d) by the Company if:

(i) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided, that the Company shall pay, or cause to be paid, any amounts due pursuant to Section 12.04(b) in accordance with the terms, and at the times, specified therein; and provided, further, that, prior to any such termination, (A) the Company notifies Parent in writing of its intention to terminate this Agreement and to enter into a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal, attaching the most current version of such agreement (or a description of all material terms and conditions thereof), and (B) Parent does not make, within four days of receipt of such written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood that the Company shall not terminate this Agreement or enter into any such binding agreement during such four day period, and that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and an additional three (3) day period from the date of such notification);

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 10.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii) all of the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, provided that any such conditions set forth in Section 10.01 or Section 10.02 are capable of satisfaction as of the date on which the Closing otherwise would have occurred) shall have been satisfied or waived by the appropriate party and Parent, Merger Subsidiary or Successor Subsidiary shall have failed to consummate the Closing within the time period required by Section 2.01(b).

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give notice of such termination to the other party.

Section 11.02 Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto (except as provided in Section 12.04(b)); provided that, if such termination shall result from the (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure of either party to perform a covenant hereof or (iii) willful or reckless breach by any party of any representation or warranty contained herein, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 11.02 and Article 12 (other than Section 12.12) shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12

MISCELLANEOUS

Section 12.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent, Merger Subsidiary or Successor Subsidiary, to:

Stifel Financial Corp.

501 N. Broadway

St. Louis, Missouri 63102

Attention:         Ronald J. Kruszewski

Facsimile No: (314) 342-2155

with a copy to:

Bryan Cave LLP

One Metropolitan Square, Suite 3600

211 N. Broadway

St. Louis, Missouri 63102

Attention: Robert J. Endicott and Ryan S. Davis

Facsimile No.: (314) 259-2020

if to the Company, to:

KBW, Inc.

787 Seventh Avenue

New York, New York 10019

Attention:         Thomas B. Michaud, Chief Executive Officer

                         Mitch Kleinman, EVP, General Counsel

Facsimile No: (212) 397-9347

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:         H. Rodgin Cohen and Mitchell S. Eitel

Facsimile No: (212) 558-3588

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 12.02 Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 12.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Stockholder Approval there shall be no amendment or waiver that pursuant to Delaware Law requires further Company Stockholder Approval without their further approval.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.04 Expenses.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided however, Parent and the Company shall each bear and pay one half of (i) the filing fee for filing the Registration Statement with the SEC, and the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement/Prospectus and the Registration Statement (other than attorneys and accountants’ fees and expenses, which shall be paid by the party incurring such expense), and (ii) the filing fees for the Notification and Report Forms filed with the U.S. Federal Trade Commission and the Antitrust Division under the HSR Act and any premerger notification and reports formed under similar applicable antitrust law of any non-United States governmental antitrust authority.

(b) If a Payment Event (as hereinafter defined) occurs, the Company shall pay Parent (by wire transfer of immediately available funds), within two business days following such Payment Event, a fee equal to Seventeen Million Two Hundred Fifty Five Thousand Dollars ($17,255,000) (the “Termination Fee”).

“Payment Event” means the termination of this Agreement pursuant to (x) Section 11.01(d)(i), (y) Section 11.01(b)(i) (if a vote of the stockholders of the Company at the Company Stockholder Meeting to obtain the Company Stockholder Approval shall not have been held prior to such termination) or (z) Section 11.01(c)(i), provided that, (A) in the case of clause (y), only if both (1) after the date hereof and prior to the Company Stockholder Meeting, or the date of termination, as the case may be, an Acquisition Proposal shall have been made, and (2) within 12 months following the date of such termination: (I) the Company merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, the Person making such Acquisition Proposal; (II) such Person, directly or indirectly, acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; or (III) such Person, directly or indirectly, acquires more than 50% of the outstanding Company Shares (or in any of clauses (I) through (III) the Company shall have entered into any contract or agreement providing for such action, in which case the Payment Event shall be the later date on which such action is completed) and (B) in the case of clause (z), in the event that such Adverse Recommendation Change or failure to confirm the Company Board Recommendation was, in whole or in part, the result of the occurrence of a Material Adverse Effect on Parent, both (A) after the date hereof and prior to the Company Stockholder Meeting, or the date of termination, as the case may be, an Acquisition Proposal shall have been made, and (B) within 12 months following the date of such termination: (1) the Company merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, the Person making such Acquisition Proposal; (2) such Person, directly or indirectly, acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; or (3) such Person, directly or indirectly, acquires more than 50% of the outstanding Company Shares (or in any of clauses (1) through (3) the Company shall have entered into any contract or agreement providing for such action, in which case the Payment Event shall be the later date on which such action is completed).

(c) The Company acknowledges that the agreements contained in this Section 12.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent, Merger Subsidiary and Successor Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent, Merger Subsidiary or Successor Subsidiary pursuant to this Section 12.04, it shall also pay any costs and expenses (including attorneys’ fees) incurred by Parent, Merger Subsidiary or Successor Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on any amount of the Termination Fee at a rate per annum equal to 3% over the prime rate (as published in The Wall Street Journal) in effect on the date such payment should have been made.

Section 12.05 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 8.04, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 8.04, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent, Merger Subsidiary or Successor Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent, Merger Subsidiary or Successor Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent, Merger Subsidiary or Successor Subsidiary.

Section 12.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 12.07 Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, or in the event (but only in the event) that neither such court has jurisdiction over such action or proceeding, the Delaware Superior Court, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

Section 12.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.09 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.10 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 12.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 12.07, in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

STIFEL FINANCIAL CORP.

By:	/s/ Ronald J. Kruszewski
	Name:	Ronald J. Kruszewski
	Title:	Chairman, President and Chief Executive Officer

KBW, INC.

By:	/s/ Thomas B. Michaud
	Name:	Thomas B. Michaud
	Title:	Chief Executive Officer and President

Acceded to as of November 5, 2012

SFKBW One, Inc.

By:	/s/ James M. Zemlyak
	Name:	James M. Zemlyak
	Title:	President

SFKBW Two, LLC

By:	/s/ James M. Zemlyak
	Name:	James M. Zemlyak
	Title:	President

Annex B

[LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

November 4, 2012

The Board of Directors

KBW, Inc.

787 Seventh Avenue

New York, New York 10019

The Board of Directors:

We understand that KBW, Inc. (“KBW”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) between Stifel Financial Corp. (“Stifel”) and KBW and that Stifel will form a direct, wholly owned subsidiary (“Merger Subsidiary”), and a direct, wholly owned limited liability company disregarded for federal income tax purposes (“Successor Subsidiary”) and will cause such entities to enter into the Agreement. The Agreement provides, among other things, that Merger Subsidiary will merge with and into KBW (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of KBW (“KBW Common Stock”) will be converted into the right to receive (i) $10.00 in cash (the “Cash Consideration”) and (ii) a fraction (the “Exchange Ratio”) of a share of the common stock, par value $0.15 per share, of Stifel (“Stifel Common Stock”), the numerator of which equals $7.50 and the denominator of which equals (a) $29.00 if the Stifel Closing Stock Price (as defined below) is less than or equal to $29.00, (b) the Stifel Closing Stock Price, if such Stifel Closing Stock Price is greater than $29.00 and less than $35.00 and (c) $35.00 if the Stifel Closing Stock Price is greater than or equal to $35.00 (such fraction of a share of Stifel Common Stock issuable pursuant to the Exchange Ratio, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject in the case of the Cash Consideration to adjustment for extraordinary dividends paid to holders of KBW Common Stock. As more fully described in the Agreement, the term “Stifel Closing Stock Price” means the average of the volume weighted average prices per share of Stifel Common Stock on the New York Stock Exchange over the 10 consecutive trading days ending on the trading day immediately prior to the closing date of the Merger and, immediately following consummation of the Merger, KBW will merge with and into Successor Subsidiary (the “Second Step Merger” and, together with the Merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of KBW Common Stock of the Merger Consideration to be received by such holders pursuant to the Agreement.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to KBW and Stifel;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of KBW furnished to or discussed with us by the management of KBW, including certain financial forecasts relating to KBW prepared by the management of KBW (such forecasts, “KBW Forecasts”);

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Stifel furnished to or discussed with us by the management of Stifel, including certain financial forecasts relating to Stifel prepared by the management of Stifel (such forecasts, “Stifel Forecasts”);

(iv)	reviewed certain estimates as to the amount and timing of cost savings (the “Cost Savings”) anticipated by the managements of KBW and Stifel to result from the Transaction;

(v)	discussed the past and current business, operations, financial condition and prospects of KBW and Stifel with members of senior managements of KBW and Stifel;

The Board of Directors

KBW, Inc.

(vi)	discussed with the managements of KBW and Stifel their assessments as to (a) certain regulatory and legislative developments affecting financial institutions and the potential impact thereof on KBW and Stifel and (b) KBW’s and Stifel’s existing and future relationships, agreements and arrangements with, and Stifel’s ability to retain, key customers and employees of KBW and Stifel and to integrate the businesses of KBW and Stifel;

(vii)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Stifel after taking into account potential Cost Savings, including the potential effect on Stifel’s estimated earnings per share, based on certain publicly available financial forecasts relating to Stifel provided to us by the management of Stifel (the “Stifel Public Forecasts”) and the KBW Forecasts as adjusted by the management of Stifel (the “Stifel-KBW Forecasts”);

(viii)	reviewed the trading histories for KBW Common Stock and Stifel Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(ix)	compared certain financial and stock market information of KBW and Stifel with similar information of other companies we deemed relevant;

(x)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xi)	reviewed a draft, dated November 3, 2012, of the Agreement (the “Draft Agreement”); and

(xii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of KBW and Stifel that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the KBW Forecasts, we have been advised by KBW, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of KBW as to the future financial performance of KBW. With respect to the Cost Savings, we have been advised by KBW and Stifel, and have assumed, with the consent of KBW, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of KBW and Stifel as to such Cost Savings. With respect to the Stifel Forecasts, the Stifel Public Forecasts and the Stifel-KBW Forecasts, we have been advised by Stifel, and have assumed, with the consent of KBW, that the Stifel Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stifel as to the future financial performance of Stifel and that the Stifel Public Forecasts and the Stifel-KBW Forecasts are a reasonable basis upon which to evaluate the potential pro forma financial impact of the Transaction on Stifel. In addition, we have relied, at the direction of KBW, upon the assessments of the managements of KBW and Stifel as to (i) certain regulatory and legislative developments affecting financial institutions and the potential impact thereof on KBW and Stifel and (ii) KBW’s and Stifel’s existing and future relationships, agreements and arrangements with, and Stifel’s ability to retain, key customers and employees of KBW and Stifel and to integrate the businesses of KBW and Stifel. We have assumed, with the consent of KBW, that there will be no developments with respect to any such matters that would be meaningful to our analyses or opinion. For purposes of our opinion, we also have assumed, at the direction of KBW, that the Cash Consideration to be received by holders of KBW Common Stock at the closing of the Merger will equal $10.00 per share whether payable as part of the Merger Consideration or as extraordinary dividends prior to closing.

The Board of Directors

KBW, Inc.

We are not experts in the evaluation of loan portfolios or allowances for losses with respect thereto and we have not been requested to, and we have not, conducted a review of individual credit files or made an analysis of, nor do we express any opinion or view as to, the adequacy or sufficiency of Stifel’s or any other entity’s allowances for losses or any other matters with respect thereto. We have been advised and therefore have assumed that such allowances for losses are, and on a pro forma basis will be, in the aggregate appropriate to cover such losses. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of KBW, Stifel or any other entity, nor have we made any physical inspection of the properties or assets of KBW, Stifel or any other entity and we have assumed, with the consent of KBW, that there are no material undisclosed liabilities of or relating to KBW, Stifel or any other entity for which appropriate reserves or other provisions have not been made. We have not evaluated the solvency or fair value of KBW, Stifel or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of KBW, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on KBW, Stifel or any other entity or the Transaction (including the contemplated benefits thereof) in any respect meaningful to our analyses or opinion. We also have assumed, at the direction of KBW, that the Transaction will constitute an integrated plan that will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, or, if the Transaction does not qualify as a reorganization, that the Merger and the Second Step Merger will be treated as separate transactions for federal income tax purposes. We further have assumed, at the direction of KBW, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Merger Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger Consideration or the Transaction or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of KBW Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Merger Consideration or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of KBW or any alternative transaction; however, management of KBW has informed us of its previous discussions with third parties regarding a potential business combination or other transaction involving KBW. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to KBW or in which KBW might engage or as to the underlying business decision of KBW to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and have relied, with the consent of KBW, upon the assessments of representatives of KBW regarding, legal, regulatory, accounting, tax and similar matters relating to KBW, Stifel or any other entity and the Transaction (including the contemplated benefits thereof) as to which we understand that KBW obtained such advice as it deemed necessary from qualified professionals. We also are not expressing any opinion as to what the value of Stifel Common Stock actually will be when issued or the prices at which KBW Common Stock or Stifel Common Stock will trade at any time, including following announcement or consummation of the Transaction. We further express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

The Board of Directors

KBW, Inc.

We have acted as financial advisor to KBW in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, KBW has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of KBW, Stifel and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to KBW and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having provided or providing certain derivatives, foreign exchange and other trading services to KBW and certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Stifel and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as a joint bookrunner for a debt offering of Stifel, (ii) having provided or providing certain derivatives, foreign exchange and other trading services to Stifel and certain of its affiliates, (iii) having acted or acting as a lender under certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Stifel and certain of its affiliates and (iv) having provided or providing certain treasury management services and products to Stifel and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of KBW (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Merger Consideration to be received pursuant to the Agreement by holders of KBW Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH

      INCORPORATED

Annex C

November 4, 2012

The Board of Directors

KBW, Inc.

787 7th Avenue

New York, NY 10019

Members of the Board:

We understand that KBW, Inc. (“KBW”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) between Stifel Financial Corp. (“Stifel”) and KBW and that Stifel will form a direct, wholly owned subsidiary (“Merger Subsidiary”), and a direct, wholly owned limited liability company disregarded for federal income tax purposes (“Successor Subsidiary”) and will cause such entities to enter into the Agreement. The Agreement provides, among other things, that Merger Subsidiary will merge with and into KBW (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of KBW (“KBW Common Stock”) will be converted into the right to receive (i) $10.00 in cash (the “Cash Consideration”) and (ii) a fraction (the “Exchange Ratio”) of a share of the common stock, par value $0.15 per share, of Stifel (“Stifel Common Stock”), the numerator of which equals $7.50 and the denominator of which equals (a) $29.00 if the Stifel Closing Stock Price (as defined below) is less than or equal to $29.00, (b) the Stifel Closing Stock Price, if such Stifel Closing Stock Price is greater than $29.00 and less than $35.00 and (c) $35.00 if the Stifel Closing Stock Price is greater than or equal to $35.00 (such fraction of a share of Stifel Common Stock issuable pursuant to the Exchange Ratio, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject in the case of the Cash Consideration to adjustment for extraordinary dividends paid to holders of KBW Common Stock. As more fully described in the Agreement, the term “Stifel Closing Stock Price” means the average of the volume weighted average prices per share of Stifel Common Stock on the New York Stock Exchange over the 10 consecutive trading days ending on the trading day immediately prior to the closing date of the Merger and, immediately following consummation of the Merger, KBW will merge with and into Successor Subsidiary (the “Second Step Merger” and, together with the Merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of KBW Common Stock of the Merger Consideration to be received by such holders pursuant to the Agreement.

Keefe, Bruyette & Woods, Inc. has acted as financial advisor to KBW and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of securities of financial services companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of financial services companies, we have experience in, and knowledge of, the valuation of the securities broker-dealers, wealth managers and investment banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, KBW and Stifel, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of KBW and Stifel for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to KBW. We have acted exclusively for the Board of Directors of KBW in rendering this fairness opinion. Members of our fairness committee and those advising KBW are employees of Keefe, Bruyette & Woods, Inc., a wholly-owned subsidiary of KBW, and as such receive compensation which is at the discretion of KBW Management together with the compensation committee of the KBW board of directors. Further, we and members of our fairness committee may receive additional compensation in the form of retention bonuses, change of control payments and the accelerated vesting of Restricted Stock Units contingent upon the successful completion of the Transaction.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of KBW and Stifel and the Transaction, including among other things, the following: (i) reviewed certain publicly available business and financial information relating to KBW and Stifel; (ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of KBW furnished to or discussed with us by the management of KBW, including certain financial forecasts relating to KBW prepared by the management of KBW (such forecasts, “KBW Forecasts”); (iii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Stifel furnished to or discussed with us by the management of Stifel, including certain financial forecasts relating to Stifel prepared by the management of Stifel (such forecasts, “Stifel Forecasts”);(iv) reviewed certain estimates as to the amount and timing of cost savings (the “Cost Savings”) anticipated by the managements of KBW and Stifel to result from the Transaction; (v) discussed the past and current business, operations, financial condition and prospects of KBW and Stifel with members of senior managements of KBW and Stifel;(vi) discussed with the managements of KBW and Stifel their assessments as to (a) certain regulatory and legislative developments affecting financial institutions and the potential impact thereof on KBW and Stifel and (b) KBW’s and Stifel’s existing and future relationships, agreements and arrangements with, and Stifel’s ability to retain, key customers and employees of KBW and Stifel and to integrate the businesses of KBW and Stifel;(vii) reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Stifel after taking into account potential Cost Savings, including the potential effect on Stifel’s estimated earnings per share, based on the Stifel Forecasts and the KBW Forecasts as adjusted by the management of Stifel (the “Adjusted KBW Forecasts”); (viii) compared certain financial and stock market information of KBW and Stifel with similar information of other companies we deemed relevant; (ix) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant; (x) reviewed a draft, dated November 1, 2012, of the Agreement (the “Draft Agreement”); (xi) reviewed a “Summary of Principal Terms,” dated November 4, 2012, detailing the outstanding negotiating items in the Draft Agreement; and (xii) performed such other analyses and studies and considered such other information and factors as we deemed appropriate. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the financial services industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of KBW to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to KBW.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of KBW and Stifel as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. With respect to the KBW Forecasts, we have been advised by KBW, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of KBW as to the future financial performance of KBW. With respect to the Cost Savings, we have been advised by KBW and Stifel, and have assumed, with the consent of KBW, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of KBW and Stifel as to such Cost Savings. With respect to the Stifel Forecasts and the Adjusted KBW Forecasts, we have been advised by Stifel, and have assumed, with the consent of KBW, that the Stifel Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stifel as to the future financial performance of Stifel and that the Adjusted KBW Forecasts are a reasonable basis upon which to evaluate the potential pro forma financial impact of the Transaction on Stifel.

We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for Stifel are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of KBW or Stifel, nor have we examined any individual credit files and we assumed, with KBW’s consent, that there were no material undisclosed liabilities of or relating to KBW, Stifel or any other entity for which appropriate reserves or other provisions had not been made. We did not evaluate the solvency or fair value of KBW, Stifel or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We also have assumed, at the direction of KBW, that the Transaction will constitute an integrated plan that will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, or, if the Transaction does not qualify as a reorganization, that the Merger and the Second Step Merger will be treated as separate transactions for federal income tax purposes. We further have assumed, at the direction of KBW, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We have assumed that, in all respects material to our analyses, the following: (i) the Transaction will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Transaction will be satisfied without any waivers or modifications to the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Transaction, including the cost savings, revenue enhancements and related expenses expected to result from the Transaction. For purposes of our opinion, we also have assumed, at the direction of KBW, that the Cash Consideration to be received by holders of KBW Common Stock at the closing of the Merger will equal $10.00 per share whether payable as part of the Merger Consideration or as extraordinary dividends prior to closing.

As part of our investment banking business, we are continually engaged in the valuation of the securities of financial service companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of financial services companies, we have experience in, and knowledge of, the valuation of financial services enterprises. In the ordinary course of its business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Stifel. As a market maker in securities we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Stifel for our own account and for the accounts of its customers. On September 9, 2009, we acted as co-manager on a public offering of common stock by Stifel.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Common Shares of the Merger Consideration in the Transaction. We express no view or opinion as to any terms or other aspects of the Transaction.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of the KBW’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of the KBW in connection with the Transaction.

We did not express any view or opinion with respect to, and relied, with KBW’s consent, upon the assessments of KBW’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to KBW, Stifel or any other entity and the transaction (including the contemplated benefits of the transaction) as to which we understood that KBW obtained such advice as it deemed necessary from qualified professionals.

In addition, this opinion does not in any manner address the prices at which the Stifel common stock will trade following the consummation of the Transaction and we express no view or opinion as to how the stockholders of KBW should vote at the stockholders meeting to be held in connection with the Transaction.

It is understood that this letter is for the benefit and use of the Board of Directors of KBW (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Transaction is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

Annex D

SECTION 262 OF THE GENERAL CORPORATION LAW

OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

The following is a summary of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”).

Subject to restrictions contained in the DGCL, a corporation may indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in connection with any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. A present or former director or officer who is successful on the merits or otherwise in any suit or matter covered by the indemnification statute, shall be indemnified and indemnification is otherwise authorized upon a determination that the person to be indemnified has met the applicable standard of conduct required. Such determination shall be made by a majority vote of the board of directors who were not parties to such action, suit or proceeding, even though less than a quorum, a committee of such directors designated by majority vote of such directors, even though less than a quorum, or if there are no such directors, or if such directors so direct, by special independent counsel in a written opinion, or by the stockholders. Expenses incurred in defense may be paid in advance upon receipt by the corporation of a written undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that the recipient is not entitled to indemnification under the statute. The indemnification provided by statute is not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such person. Insurance may be purchased on behalf of any person entitled to indemnification by the corporation against any liability asserted against him or her and incurred in an official capacity regardless of whether the person could be indemnified under the statute. References to the corporation include all constituent corporations absorbed in a consolidation or merger as well as the resulting corporation, and anyone seeking indemnification by virtue of acting in some capacity with a constituent corporation would stand in the same position as if such person had served the resulting or surviving corporation in the same capacity.

The Registrant’s Restated Certificate of Incorporation, as amended, provides generally that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 7.1 of the Registrant’s Amended and Restated Bylaws provides for indemnification by the Registrant of each person who is or was a director or officer of the Registrant (or is or was serving as a director or officer of any other enterprise at the request of the Registrant) to the full extent authorized by law. Certain of the directors also have indemnification agreements with the Registrant which provide for indemnification to the full extent permitted by the DGCL or by any amendment thereof or any other statutory provisions authorizing or permitting indemnification.

In addition, the DGCL authorizes the Registrant to purchase insurance for its directors and officers insuring them against certain risks as to which the Registrant may be unable lawfully to indemnify them. The Registrant has purchased insurance coverage for its directors and officers as well as insurance coverage to reimburse itself for potential costs of corporate indemnification of its directors and officers.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following Exhibits are filed as part of, or are incorporated by reference in, this Registration Statement:

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of November 5, 2012 among Stifel Financial Corp., SFKBW One, Inc., SFKBW Two, LLC and KBW, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference) (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S–K).

3.1	Restated Certificate of Incorporation of the Registrant, as amended, incorporated herein by reference Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (333-160523) filed on July 10, 2009.

3.2	Amended and Restated By-laws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on August 10, 2012).

5.1*	Opinion of Bryan Cave LLP

8.1*	Opinion of Bryan Cave LLP relating to certain U.S. tax matters

8.2*	Opinion of Sullivan & Cromwell LLP relating to certain U.S. tax matters

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Stifel Financial Corp.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm of KBW, Inc.

23.3*	Consent of Bryan Cave LLP (included in Exhibits 5.1 and 8.1)

23.4*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

24.1*	Power of Attorney

99.1	Form of KBW, Inc. proxy card.

99.2*	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.3	Consent of Keefe, Bruyette & Woods, Inc.

99.4*	Consent of Thomas B. Michaud as person named to become a director of Stifel Financial Corp. upon consummation of the merger

*	Previously filed

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post–effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post–effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post–effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post–effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post–effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post–effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on January 4, 2013.

STIFEL FINANCIAL CORP.

By:	/s/ Ronald J. Kruszewski
Name: Ronald J. Kruszewski Title: Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ronald J. Kruszewski Ronald J. Kruszewski	Chairman of the Board, President, Chief Executive Officer (Principal Executive Officer), and Director	January 4, 2013

/s/ James M. Zemlyak James M. Zemlyak	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer), and Director	January 4, 2013

/s/ Bruce A. Beda* Bruce A. Beda	Director	January 4, 2013

/s/ Michael W. Brown* Michael W. Brown	Director	January 4, 2013

/s/ Charles A. Dill* Charles A. Dill	Director	January 4, 2013

/s/ John P. Dubinsky* John P. Dubinsky	Director	January 4, 2013

/s/ Robert E. Grady* Robert E. Grady	Director	January 4, 2013

Signature	Title	Date

/s/ Fredrick O. Hanser* Fredrick O. Hanser	Director	January 4, 2013

/s/ Richard J. Himelfarb* Richard J. Himelfarb	Director	January 4, 2013

/s/ Alton F. Irby III* Alton F. Irby III	Director	January 4, 2013

/s/ Robert E. Lefton* Robert E. Lefton	Director	January 4, 2013

/s/ Thomas P. Mulroy* Thomas P. Mulroy	Director	January 4, 2013

/s/ Victor J. Nesi* Victor J. Nesi	Director	January 4, 2013

/s/ James M. Oates* James M. Oates	Director	January 4, 2013

/s/ Ben A. Plotkin* Ben A. Plotkin	Director	January 4, 2013

/s/ Thomas W. Weisel* Thomas W. Weisel	Chairman of the Board and Director	January 4, 2013

/s/ Kelvin R. Westbrook* Kelvin R. Westbrook	Director	January 4, 2013

*By:	/s/ James M. Zemlyak
James M. Zemlyak
Attorney-in-Fact

EXHIBIT INDEX

2.1	Agreement and Plan of Merger dated as of November 5, 2012 among Stifel Financial Corp., SFKBW One, Inc., SFKBW Two, LLC and KBW, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference) (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S–K).

3.1	Restated Certificate of Incorporation of the Registrant, as amended, incorporated herein by reference Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (333-160523) filed on July 10, 2009.

3.2	Amended and Restated By-laws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on August 10, 2012).

5.1*	Opinion of Bryan Cave LLP

8.1*	Opinion of Bryan Cave LLP relating to certain U.S. tax matters

8.2*	Opinion of Sullivan & Cromwell LLP relating to certain U.S. tax matters

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Stifel Financial Corp.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm of KBW, Inc.

23.3*	Consent of Bryan Cave LLP (included in Exhibits 5.1 and 8.1)

23.4*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

24.1*	Power of Attorney

99.1	Form of KBW, Inc. proxy card.

99.2*	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.3	Consent of Keefe, Bruyette & Woods, Inc.

99.4*	Consent of Thomas B. Michaud as person named to become a director of Stifel Financial Corp. upon consummation of the merger

*	Previously filed